

ENVISIONING
A BETTER WAY

2011 ANNUAL REPORT
Notice of 2012 Annual Meeting
and Proxy Statement

INTERDIGITAL.

MOVING TOWARD A BETTER
WIRELESS ECOSYSTEM

Fellow Shareholders:

Change is the one constant in the wireless industry. 2011 was no different, although the pace of change rose to new heights. New devices and an explosive uptake of new services and applications set the stage for dramatic shifts in market share. New entrants and evolving value drivers in the wireless ecosystem created a lively year, filled with opportunities and uncertainties.

We entered the year in a very solid position – with strong financials, a solid technology platform and pipeline of innovation, and a sound business plan. As the year progressed, the interest in and valuations of intellectual property assets rose substantially. As a result, we explored and evaluated strategic alternatives for the company.

In the process of that evaluation, we learned a lot. The thorough process confirmed that our patent portfolio was formidable in terms of its size, relevance, and quality. Also, we received consistent and substantial affirmation from the industry that our vision of a Network of Networks™ was right on the money. As we exited the review of strategic alternatives, we did so in a stronger position than where we started – with a validated licensing program, a strong technology platform and an even clearer picture of how to drive value from our business, in addition to solid financials and a pipeline of innovation.

Indeed, upon exiting the review, our licensing program quickly re-engaged, signing five expanded, extended, and/or new agreements in the first part of 2012. All of these licensing agreements cover technologies or products designed to operate in accordance with 4G standards, including LTE, LTE Advanced and/or WiMAX®, evidencing our inventive strength in this area. We also commenced a process to sell a small portion of our non-core patent assets, leveraging the information we had gained during the strategic alternatives review process.

Both our licensing and patent sales programs are driven by the extraordinarily valuable key asset we have developed over the past thirty years – a significant patent portfolio of nearly 20,000 patents and patent applications covering all forms of cellular wireless, as well as other key technologies like advanced WiFi®, security, and compression. Moreover, that portfolio is growing at a rapid pace. Driven by our innovative R&D teams, we added close to 1,200 new patents worldwide and over 125 first-filed patent applications in 2011. Indeed, nearly 65 percent of InterDigital's engineers were either named as inventors on patents that were issued in 2011, or were named as inventors on patents that were first filed in 2011. We are unaware of any large engineering organization with that depth of inventive capacity.

Moreover, we believe these inventions will be central to the future of wireless systems, paving the way for the networks of the future, aligning with industry-wide change to provide a broad range of partnership and licensing opportunities. InterDigital's pioneering work in bandwidth management, spectrum aggregation (including leveraging TV white space), multi-network architectures, machine-to-machine communications, and video compression are aimed directly at the most challenging problems associated with today's network deployments. At the recent Mobile World Congress in Barcelona, the industry's premier conference, our featured solutions were ideally positioned within technologies highlighted by some of the leading companies in the wireless industry.

We will continue to build on the strength of our patent portfolio, which has delivered nearly $3 billion in royalties as of year-end 2011 through our licensing expertise. Our intellectual property continues to be licensed by major equipment manufacturers worldwide as our portfolio of technologies has grown. We plan to maintain this progress through our own development of leading-edge technologies, as well as the targeted acquisition of complementary technologies. Our financial stability allows us the flexibility to move swiftly and decisively on such opportunities.

We believe our expanded strategy, the technical expertise of our researchers, the commitment of our business and corporate development groups, as well as the talent within our licensing team, promise a bright future for InterDigital.

Thank you for your continued support as we head into an important year for the company.

Sincerely,



William J. Merritt
President and Chief Executive Officer



Steven "Terry" Clontz
Chairman of the Board



BETTER WAYS TO CONNECT

For decades, InterDigital® has developed fundamental wireless technologies that are at the core of mobile devices, networks, and services worldwide. Our inventions are in every cellular device, and our technologies solve many of the industry's toughest challenges, delivering more efficient wireless networks, a richer multimedia experience, and new mobile broadband capabilities for billions of consumers globally.

The Business of Invention™ is our well-established framework. We envision the future state of wireless, leverage our in-depth knowledge of the industry and the wireless ecosystem, and apply technical ingenuity and imagination to create a better way of interacting with the world.

The entire wireless ecosystem benefits from our innovation, and over the long term we benefit from the proliferation of wireless technologies irrespective of the market share of any particular manufacturer. Indeed, the fact that we are agnostic as to which wireless manufacturers win or lose provides us the freedom to develop new architectures and identify interesting and exciting solutions from a variety of viewpoints, always taking an industry-wide perspective. That broad perspective results in value-enhancing opportunities to deliver our solutions to our customers.

Financial Highlights (in thousands, except per share data)	2011	2010	2009
Total Revenue	$301,742	$394,545	$297,404
Income from Operations	$134,757	$235,873	$113,889
Net Income	$89,468	$153,616	$87,256
Net Income Per Common Share – Diluted	$1.94	$3.43	$1.97
Total Cash, Cash Equivalents & Short-Term Investments	$677,994	$541,669	$409,806
Total Assets	$996,968	$874,643	$908,485
Total Shareholders' Equity	$471,682	$353,116	$169,537



BUILDING BETTER TECHNOLOGIES | CONTRIBUTING TO WIRELESS STANDARDS

DRIVING PERVASIVE USE OF OUR INNOVATIONS

It is not enough to simply invent. Good business requires the transformation of a great idea into an integral solution to an industry challenge, and then the ability to capture the value that the solution creates. This is what we do at InterDigital.


InterDigital
Early Adopters
Early Majority
Late Majority
Laggards

ALWAYS AHEAD OF THE CURVE

We're always working on what's next. InterDigital has successfully identified next generation technology ahead of the world's innovators.

TDMA

B-CDMA

PAST



The number of cell phone subscriptions nears 350,000.

To drive worldwide adoption of our technologies, we actively participate in and contribute to the standards bodies that drive the design and function of each generation of wireless technologies. These bodies include IETF, ETSI, 3GPP and SAE, among others. In this process, we present our visions of the future, and the inventions that we believe can drive that vision. Some of our recent contributions to the worldwide standards have been in areas involving multi-carrier technology, heterogeneous deployments, interference management, small cell support, relays, machine-type communications, and security.

InterDigital's involvement in worldwide standards organizations plays an important role in our success story. We believe our participation gives us significant visibility into, and enables us to be at the forefront of, technology development. It also gives InterDigital the opportunity to share our solutions with the standards bodies as we continue to solve the most complex challenges the wireless industry faces today. And, when adopted into the standard, our technologies become pervasively used, which helps to drive our financial success.

This is the Business of Invention.



WCDMA



More than 5 million people have a cell phone subscription.



SHAPING A BETTER **TOMORROW**

A NETWORK OF NETWORKS™

InterDigital's successful track record of identifying next generation technology is driven by our ability to leverage a deep knowledge of the industry and navigate the wireless ecosystem to predict technology trends. Today, wireless connectivity is driven by a variety of disparate technologies relying on separate pools of spectrum assets. We foresee a highly flexible network that will effectively and dynamically stitch together these assets, providing a cost-effective delivery of information to billions of subscribers and through trillions of connections – a Network of Networks.

A number of key technologies must be developed and brought to the industry in order to make this vision a reality – and we are doing just that.

We are developing innovative technologies that can intelligently manage bandwidth and access connections through policy-driven techniques across heterogeneous networks. These innovations will help manage wireless traffic and provide off-loading techniques to take advantage of underutilized resources. Our Bandwidth Management (BWM) technology uses different radio access networks to deliver multiple services simultaneously, either aggregating or segregating flows. Our Dynamic Spectrum Management (DSM) technology increases capacity from TV white space or other underutilized frequency bands to supplement existing cellular and WiFi systems. Using both these technologies together increases user data capacity and performance by dynamically allocating and aggregating bandwidth across networks and spectrum bands.

Smart Access Manager (SAM)

A bandwidth management solution that factors in network conditions, operator service policies, user preferences, unique application requirements, location and context. These traffic management technologies address the wireless bandwidth crunch and deliver quality experience for any device and any service, on any network.


LTE

PAST | FUTURE



The number of mobile phones in use hits 4 billion.

Our Smart Connections technology brings InterDigital's BWM to handsets, smartphones, tablets and laptops. The technology provides fundamental, policy-driven smart access management across heterogeneous networks by factoring in network conditions, operator service policies, user preferences, unique application requirements, location, and context. These traffic management and off-loading technologies can deliver the highest quality experience by using multiple radio access networks to deliver differentiated services, segregate data flows, or aggregate bandwidth.

DSM and Smart Connections technologies incorporate policy engines that drive the choice of a particular network resource intelligently and efficiently based on operator requirements, network conditions, and the requested services.

For future deployments, terminal-based mesh technologies will leverage the billions of cell phones in use today to increase capacity and coverage in dense urban environments, as well as indoors. The cell phones, or terminals, will act as relays to help move signals in interference-prone areas.

We are also working on solutions that will allow for seamless interconnection of Machine-to-Machine (M2M) applications and services through multiple access types, such as cellular, WLAN, and WPAN.

What you see at InterDigital is not just a vision of the future, but the actual technologies that will drive it.

Video over Wireless

An effort to 'lighten the payload' as video over wireless continues to represent a growing portion of all data traffic going forward. The unique combination of inherent wireless-aware video processing and video-aware wireless design yields compelling improvements in picture quality, bandwidth consumption, power, delivery cost and real-time performance.

Beyond LTE-Advanced

New topologies and spectrally efficient air interface solutions for Next Generation Cellular, including the use of relays and direct device-to-device communications to dynamically extend network coverage and in-building penetration.





Spectrum Harvesting

Dynamic Spectrum Management (DSM) solutions that intelligently harvest TV white space and other underutilized frequency bands, enabling Wi-Fi and cellular systems to leverage these bands for additional capacity.

Forward-Looking Statements: Statements made in the introduction to this annual report and in the letter to shareholders that relate to our future plans, events, financial results, or performance, including, without limitation, statements relating to the future of our licensing and patent sales programs; our plans to continue to build our patent portfolio and develop new technologies, as well as to target the acquisition of complementary technologies; our vision of the future Network of Networks and expectations regarding other technologies currently under development; and our belief in a bright future for InterDigital, are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements are based upon current goals, estimates, information, and expectations. Actual results might differ materially from those anticipated as a result of certain risks and uncertainties, including delays, difficulties, changed strategies, or unanticipated factors affecting the implementation of the company's plans. You should carefully consider the risks and uncertainties outlined in greater detail in the accompanying Form 10-K, including "Item 1A – Risk Factors," before making any investment decision with respect to our common stock. We undertake no obligation to revise or publicly update any forward-looking statement for any reason, except as otherwise required by law.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-33579

INTERDIGITAL, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-1882087**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
781 Third Avenue King of Prussia, Pennsylvania	**19406-1409**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(610) 878-7800

Securities registered pursuant to Section 12(b) of the Act:

Common Stock (par value $0.01 per share)	**NASDAQ**
(title of class)	*(name of exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $1,839,185,424 as of June 30, 2011.

The number of shares outstanding of the registrant's common stock was 45,100,011 as of February 23, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A in connection with the registrant's 2012 annual meeting of shareholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

TABLE OF CONTENTS

GLOSSARY OF TERMS

1xEV-DO

"First Evolution Data Optimized." An evolution of cdma2000.

2G

"Second Generation." A generic term usually used in reference to voice-oriented digital wireless products, primarily mobile handsets, that provide basic voice services.

2.5G

A generic term usually used in reference to fully integrated voice and data digital wireless devices offering higher data rate services and features compared to 2G.

3G

"Third Generation." A generic term usually used in reference to the generation of digital mobile devices and networks after 2G and 2.5G, which provide high speed data communications capability along with voice services.

3GPP

"3G Partnership Project." A partnership of worldwide accredited Standards organizations the purpose of which is to draft specifications for Third Generation mobile telephony.

4G

"Fourth Generation." A generic marketing term used in reference to the generation of digital mobile devices and networks after 3G, which provide very high speed, low latency data and video communications capability as well as voice services. It is typically (but not always) used to refer to air interfaces that utilize OFDMA/MIMO technologies, such as LTE, LTE-Advanced, IEEE 802.16e and IEEE 802.16m.

802.11

An IEEE Standard for wireless LAN interoperability. Letter appendages (i.e., 802.11 a/b/g) identify various amendments to the Standards which denote different features and capabilities.

air interface

The wireless interface between a terminal unit and the base station or between wireless devices in a communication system.

ANSI

"American National Standards Institute." The United States national standards accreditation and policy agency. ANSI monitors and provides oversight of all accredited U.S. Standards Development Organizations to ensure they follow an open public process.

ATIS

"Alliance for Telecommunications Industry Solutions." An ANSI-accredited U.S.-based Standards association that concentrates on developing and promoting technical/operational standards for the communications and information technology industries worldwide.

bandwidth

A range of frequencies that can carry a signal on a transmission medium, measured in Hertz and computed by subtracting the lower frequency limit from the upper frequency limit.

base station

The central radio transmitter/receiver, or group of central radio transmitters/receivers, that maintains communications with subscriber equipment sets within a given range (typically a cell site).

CDMA

"Code Division Multiple Access." A method of digital spread spectrum technology wireless transmission that allows a large number of users to share access to a single radio channel by assigning unique code sequences to each user.

cdmaOne

A wireless cellular system application based on 2G narrowband CDMA technologies (e.g., TIA/EIA-95).

cdma2000®

A Standard that evolved from narrowband CDMA technologies (i.e., TIA/EIA-95 and cdmaOne). The CDMA family includes, without limitation, CDMA2000 1x, CDMA 1xEV-DO, CDMA2000 1xEV-DV and CDMA2000 3x. Although CDMA2000 1x is included under the IMT-2000 family of 3G Standards, its functionality is similar to 2.5G technologies. CDMA2000® and cdma2000® are registered trademarks of the Telecommunications Industry Association (TIA — USA).

chip

An electronic circuit that consists of many individual circuit elements integrated onto a single substrate.

chip rate

The rate at which information signal bits are transmitted as a sequence of chips. The chip rate is usually several times the information bit rate.

circuit

The connection of channels, conductors and equipment between two given points through which an electric current may be established.

digital

Information transmission where the data is represented in discrete numerical form.

digital cellular

A cellular communications system that uses over-the-air digital transmission.

dongle

A hardware device that plugs into a port on a computer that allows protected software (which may be contained on the dongle or on the computer) to run.

duplex

A characteristic of data transmission; either full duplex or half duplex. Full duplex permits simultaneous transmission in both directions of a communications channel. Half duplex means only one transmission at a time.

EDGE

"Enhanced Data rates for GSM Evolution." Technology designed to deliver data at rates up to 473.6 Kbps, triple the data rate of GSM wireless services, and built on the existing GSM Standard and core network infrastructure. EDGE systems built in Europe are considered a 2.5G technology.

EPC

"Evolved Packet Core." A flatter, simplified, packet-switched cellular core network architecture developed as a result of the 3GPP System Architecture Evolution (SAE) study. Designed for the higher data performance and reduced latency of LTE and LTE-Anetworks, it also provides interworking with GSM and HSPA networks, and integration with non-3GPP networks such as WiMAX™ and Wi-Fi®.

ETSI

"European Telecommunications Standards Institute." The Standards organization that drafts Standards for Europe.

FDD

"Frequency Division Duplex." A duplex operation using a pair of frequencies, one for transmission and one for reception.

FDMA

"Frequency Division Multiple Access." A technique in which the available transmission bandwidth of a channel is divided into narrower frequency bands over fixed time intervals resulting in more efficient voice or data transmissions over a single channel.

frequency

The rate at which an electrical current or signal alternates, usually measured in Hertz.

GHz

"Gigahertz." One gigahertz is equal to one billion cycles per second.

GPRS

"General Packet Radio Systems." A packet-based wireless communications service that enables high-speed wireless Internet and other data communications via GSM networks.

GSM

"Global System for Mobile Communications." A digital cellular Standard, based on TDMA technology, specifically developed to provide system compatibility across country boundaries.

Hertz

The unit of measuring radio frequency (one cycle per second).

HEVC

"High Efficiency Video Coding." A draft video compression Standard, possibly a successor to H.264/MPEG-4 AVC (Advanced Video Coding), currently under joint development by the ISO/IEC Moving Picture Experts Group (MPEG) and ITU-T Video Coding Experts Group (VCEG).

hotspot

A small area provided with local wireless Internet connectivity that may be stand-alone or may augment wide area (e.g., cellular) coverage due to expected demand for high bandwidth or a large concentration of users. Hotspots may typically be found at coffee shops, fast food stores, shopping malls or sports stadiums. Wireless infrastructure devices such as Wi-Fi® access points, femto-access points, or cellular pico-/ micro-cells are typically used at wireless hotspots.

HSDPA

"High Speed Downlink Packet Access." An enhancement to WCDMA/UMTS technology optimized for high speed packet-switched data and high-capacity circuit switched capabilities. A 3G technology enhancement.

HSUPA

"High Speed Uplink Packet Access." An enhancement to WCDMA technology that improves the performance of the radio uplink to increase capacity and throughput, and to reduce delay. A 3G technology enhancement.

iDEN®

"Integrated Dispatch Enhanced Network." A proprietary TDMA Standards-based technology that allows access to phone calls, paging and data from a single device. iDEN is a registered trademark of Motorola, Inc.

IEEE

"Institute of Electrical and Electronic Engineers." A membership organization of engineers that among its activities produces data communications Standards.

IEEE 802

A Standards body within the IEEE that specifies communications protocols for both wired and wireless local area and wide area networks (LAN/WAN).

IETF

"Internet Engineering Task Force." A large open international community of networks designers, operators, vendors, and researchers concerned with the evolution of Internet architecture and the smooth operation of the Internet.

ITU

"International Telecommunication Union." An international organization established by the United Nations with membership from virtually every government in the world. Publishes recommendations for engineers, designers, OEMs, and service providers through its three main activities: defining and adoption of telecommunications Standards; regulating the use of the radio frequency spectrum; and furthering telecommunications development globally.

ITU-T

"ITU Telecommunication Standardization Sector." One of the three sectors (divisions or units) of the ITU; it coordinates Standards for telecommunications.

ITC

"InterDigital Technology Corporation." One of our wholly-owned Delaware subsidiaries.

Kbps

"Kilobits per Second." A measure of information-carrying capacity (i.e., the data transfer rate) of a circuit, in thousands of bits per second.

know-how

Technical information, technical data and trade secrets that derive value from the fact that they are not generally known in the industry. Know-how can include, but is not limited to, designs, drawings, prints, specifications, semiconductor masks, technical data, software, net lists, documentation and manufacturing information.

LAN

"Local Area Network." A private data communications network linking a variety of data devices located in the same geographical area and that share files, programs and various devices.

LTE

"Long Term Evolution." Generic name for the 3GPP project addressing future improvements to the 3G Universal Terrestrial Radio Access Network (UTRAN).

LTE-A

"LTE-Advanced." A follow-on to LTE and the 3GPP entry into the worldwide ITU "IMT-Advanced" project.

M2M

"Machine-to-machine." Direct wired or wireless communications between machines without human intervention (e.g., between a sensor or meter and a data collection center).

MAC

"Media Access Control." Part of the 802.3 (Ethernet LAN) Standard that contains specifications and rules for accessing the physical portions of the network.

MAN

"Metropolitan Area Network." A communication network which covers a geographic area such as a city or suburb.

Mbps

"Megabits per Second." A measure of information-carrying capacity of a circuit; millions of bits per second.

MIMO

"Multiple Input Multiple Output." A method of digital wireless transmission where the transmitter and/or receiver uses multiple antennas to increase the achievable data rate or improve the reliability of a communication link.

modem

A combination of the words modulator and demodulator, referring to a device that modifies a signal (such as sound or digital data) to allow it to be carried over a medium such as wire or radio.

multiple access

A methodology (e.g., FDMA, TDMA, CDMA) by which multiple users share access to a transmission channel. Most modern systems accomplish this through "demand assignment" where the specific parameter (frequency, time slot or code) is automatically assigned when a subscriber requires it.

ODM

"Original Design Manufacturer." Independent contractors that develop and manufacture equipment on behalf of another company using another company's brand name on the product.

OEM

"Original Equipment Manufacturer." A manufacturer of equipment (e.g., base stations, terminals) that sells to operators.

OFDM

"Orthogonal Frequency Division Multiplexing." A method of digital wireless transmission that distributes a signal across a large number of closely spaced carrier frequencies.

OFDMA

"Orthogonal Frequency Division Multiple Access." A method of digital wireless transmission that allows a multiplicity of users to share access by assigning sets of narrowband carrier frequencies to each user. It is an extension of OFDM to multiple users.

PCMCIA

"Personal Computer Memory Card International Association." An international industry group that promotes standards for credit card-sized memory card hardware that fits into computing devices such as laptops.

PDC

"Personal Digital Cellular." The Standard developed in Japan for TDMA digital cellular mobile radio communications systems.

PHS

"Personal Handyphone System." A digital cordless telephone system and digital network based on TDMA. This low-mobility microcell Standard was developed in Japan. Commonly known as PAS in China.

PHY

"Physical Layer." The wires, cables, and interface hardware that connect devices on a wired or wireless network. It is the lowest layer of network processing that connects a device to a transmission medium.

platform

A combination of hardware and software blocks implementing a complete set of functionalities that can be optimized to create an end product.

protocol

A formal set of conventions governing the format and control of interaction among communicating functional units.

reference platform

A reference platform consists of the baseband integrated circuit, related software and reference design.

SAE

"System Architecture Evolution." A 3GPP study effort that led to the specification of a simplified, flatter, packet-switched core network architecture, the Evolved Packet Core (EPC). The EPC is designed to support the higher data rates and lower latency of LTE and LTE-A, while optimally interworking with legacy GSM and HSPA networks, and integrating non-3GPP networks such as WiMAX™ and Wi-Fi®.

smartphone

A wireless handset with an advanced operating system.

Standards

Specifications that reflect agreements on products, practices or operations by nationally or internationally accredited industrial and professional associations or governmental bodies in order to allow for interoperability.

TDD

"Time Division Duplexing." A duplex operation using a single frequency, divided by time, for transmission and reception.

TD/FDMA

"Time Division/Frequency Division Multiple Access." A technique that combines TDMA and FDMA.

TDMA

"Time Division Multiple Access." A method of digital wireless transmission that allows a multiplicity of users to share access (in a time ordered sequence) to a single channel without interference by assigning unique time segments to each user within the channel.

TD-SCDMA

"Time Division Synchronous CDMA." A form of TDD utilizing a low chip rate.

terminal/terminal unit

Equipment at the end of a wireless voice and/or data communications path. Often referred to as an end-user device or handset. Terminal units include mobile phone handsets, PCMCIA and other form factors of data cards, personal digital assistants, computer laptops and modules with embedded wireless communications capability and telephones.

TIA/EIA-54

The original TDMA digital cellular Standard in the United States. Implemented in 1992 and then upgraded to the TIA/EIA-136 digital Standard in 1996.

TIA/EIA-95

A 2G CDMA Standard.

TIA/EIA-136

A United States Standard for digital TDMA technology.

TIA (USA)

The Telecommunications Industry Association.

UMB

"UltraMobile Broadband." A generic term used to describe the next evolution of the 3GPP2 cdma2000 air interface standard. It is based on OFDMA technology.

WAN

"Wide Area Network." A data network that extends a LAN outside of its coverage area, via telephone common carrier lines, to link to other LANs.

WCDMA

"Wideband Code Division Multiple Access" or "Wideband CDMA." The next generation of CDMA technology optimized for high speed packet-switched data and high-capacity circuit switched capabilities. A 3G technology.

Wi-Fi®

A registered trademark of the Wi-Fi Alliance® used to designate products that conform to various IEEE 802.11 Standards.

Wi-Fi Alliance®

A global non-profit industry association that supports IEEE 802.11 technology and market development, regulatory programs, and certifies devices as being 802.11 compliant and interoperable. Only products that pass Wi-Fi Alliance® certification testing are allowed to carry the "Wi-Fi" trademark and logo.

WiMAX™

A commercial brand associated with products and services using IEEE 802.16 Standard technologies for wide area networks broadband wireless.

wireless

Radio-based systems that allow transmission of information without a physical connection, such as copper wire or optical fiber.

wireless LAN (WLAN)

"Wireless Local Area Network." A collection of devices (computers, networks, portables, mobile equipment, etc.) linked wirelessly over a limited local area.

In this Form 10-K, the words "we," "our," "us," "the Company" and "InterDigital" refer to InterDigital, Inc. and/or its subsidiaries, individually and/or collectively, unless otherwise indicated or the context otherwise requires. InterDigital® is a registered trademark and SlimChip™ is a trademark of InterDigital, Inc. All other trademarks, service marks and/or trade names appearing in this Form 10-K are the property of their respective holders.

PART I

Item 1. *BUSINESS*

Overview

InterDigital designs and develops advanced technologies that enable and enhance wireless communications and monetizes such technologies through licensing and other revenue opportunities. Since our founding in 1972, we have designed and developed a wide range of innovations that are used in digital cellular and wireless products and networks, including 2G, 3G, 4G and IEEE 802-related products and networks. We are a leading contributor of intellectual property to the wireless communications industry and as of December 31, 2011 held, through wholly owned subsidiaries, a portfolio of over 19,500 patents and patent applications related to the fundamental technologies that enable wireless communications. Included in our portfolio are a number of patents and patent applications that we believe are or may be essential or may become essential to cellular and other wireless Standards, including 2G, 3G, 4G and the IEEE 802 suite of Standards. We believe that companies making, importing, using or selling products compliant with these Standards, which include all manufacturers of mobile handsets, require a license under our patents and will require licenses under patents that may issue from our pending patent applications. Products incorporating our patented inventions include: mobile devices, such as cellular phones, tablets, notebook computers and wireless personal digital assistants; wireless infrastructure equipment, such as base stations; and components, dongles and modules for wireless devices. In 2011, we believe we recognized revenue from over half of all 3G mobile devices sold worldwide, including those sold by leading mobile communications companies such as Apple Inc. ("Apple"), HTC Corporation ("HTC"), Research in Motion Limited ("RIM") and Samsung Electronics Co., Ltd. ("Samsung").

We develop advanced technologies that we expect will improve the wireless user's experience and enable the delivery of a broad array of information and services. This includes next-generation wireless air interfaces and technologies to enhance connectivity and mobility across networks and devices and technologies that support more efficient transportation of information. We actively participate in, and contribute our technology solutions to, worldwide organizations responsible for the development and approval of Standards with which digital cellular and IEEE 802-compliant products and services are designed to operate in accordance. We offer licenses to our patents to equipment producers that manufacture, use or sell digital cellular and IEEE 802-related products. In addition, we offer for license or sale our mobile broadband modem solutions (modem IP, know-how, and reference platforms) to mobile device manufacturers, semiconductor companies, and other equipment producers that manufacture, use or sell digital cellular products.

We built our suite of technology and patent offerings primarily through internal development, but also through participation in joint development projects with other companies, as well as select acquisitions. We have formed strategic relationships with a number of leading technology companies that share our vision and complement our internal research and development efforts. Currently, we generate revenues primarily from royalties received under our patent license agreements. We also generate revenues by licensing our technology solutions and providing related development support. In 2011, we generated revenues of $301.7 million, representing a decrease of $92.8 million, or 24%, from 2010, and net income of $89.5 million, representing a decrease of $64.1 million, or 42%, from 2010. Additional information about our revenues, profits and assets, as well as additional financial data, is provided in the financial statements and accompanying notes in Part II, Item 8 of this Form 10-K.

On July 19, 2011, we announced that our Board of Directors had initiated a process to explore and evaluate potential strategic alternatives for the Company, including a sale or other transaction. On January 23, 2012, we announced that our Board of Directors had concluded its review of strategic alternatives for the Company and determined that it was in the best interests of the Company and its shareholders to execute on the company's business plan and to expand the plan to include patent sales and licensing partnerships. For additional information regarding the company's business strategy, see "Item 1. Business — InterDigital's Strategy."

Patent Licensing

We generate the majority of our revenues through the licensing of patents in our portfolio. We approach companies engaged in the supply of wireless communications equipment and seek to enter into license agreements. We offer non-exclusive, royalty-bearing patent licenses to companies that manufacture, import, use or sell, or intend to manufacture, import, use or sell, equipment that implements inventions covered by our portfolio of patents. We have entered into numerous such agreements with companies around the world.

Upon entering into a new patent license agreement, the licensee typically agrees to pay consideration for sales made prior to the effective date of the license agreement (i.e., past sales) and also agrees to pay royalties or license fees on licensed products sold during the term of the agreement. We expect that, for the most part, new license agreements will follow this model. Most of our patent license agreements are structured on a royalty-bearing basis, while others are structured on a paid-up basis or combination thereof. The patent license agreements cover the sale of terminal devices or infrastructure equipment. Terminal devices can include all or some of the following products, among others: handsets, computers, tablets, wireless modules, USB modems, PC Cards, and consumer electronic devices. Almost all of our patent license agreements provide for the payment of royalties based on sales of licensed products designed to operate in accordance with particular Standards (convenience-based licenses), as opposed to the payment of royalties if the manufacture, sale or use of the licensed product infringes one of our patents (infringement-based licenses).

In most cases, we recognize the revenue from per-unit royalties in the period when we receive royalty reports from licensees. In circumstances where we receive consideration for past sales, we recognize such payments as revenue in the period in which the patent license agreement is signed. Some of these patent license agreements provide for the non-refundable prepayment of royalties that are usually made in exchange for prepayment discounts. As the licensee reports sales of covered products, the royalties are calculated and either applied against any prepayment or become payable in cash or other consideration. Additionally, royalties on sales of licensed products under the license agreement become payable or applied against prepayments based on the royalty formula applicable to the particular license agreement. These formulas include flat dollar rates per unit, a percentage of sales, percentage of sales with a per-unit cap and other similar measures. The formulas can also vary by other factors, including territory, covered Standards, quantity, and dates sold.

Some of our patent licenses are paid-up, requiring no additional payments relating to designated sales under agreed upon conditions. Those conditions can include paid-up licenses for a period of time, for a class of products, for a number of products sold, under certain patents or patent claims, for sales in certain countries or a combination thereof. Licenses have become paid-up based on the payment of fixed amounts or after the payment of royalties for a term. With the exception of amounts allocated to past sales, we recognize revenues related to fixed amounts on a straight-line basis.

Our license agreements typically contain provisions that give us the right to audit our licensees' books and records to ensure compliance with the licensees' reporting and payment obligations under those agreements. From time to time, these audits reveal underreporting or underpayments under the applicable agreements. In such cases, we seek payment for the amount owed and enter into negotiations with the licensee to resolve the discrepancy.

Development of Our Patent Portfolio

As an early participant in the digital wireless market, we developed pioneering solutions for the primary cellular air interface technologies in use today, TDMA and CDMA. That early involvement, as well as our continued development of those advanced digital wireless technologies, as well as innovations in OFDM/OFDMA and MIMO technologies, has enabled us to create our significant worldwide portfolio of patents and patent applications. In conjunction with our participation in certain Standards bodies, we have filed declarations stating that we have patents that we believe are or may be essential or may become essential, and that we agree to make our essential patents available for use and license on fair, reasonable, and non-discriminatory terms or similar terms consistent with the requirements of the respective Standards organizations.

As of December 31, 2011, our patent portfolio consisted of approximately 1,500 U.S. patents (approximately 170 of which were issued in 2011) and approximately 8,500 non-U.S. patents (approximately 1,000 of which were issued in 2011). As of the same date, we also had numerous patent applications pending worldwide, with approximately 1,200 pending applications in the United States and approximately 8,400 pending non-U.S. patent applications. The patents and applications comprising our portfolio relate predominantly to digital wireless radiotelephony technology (including, without limitation, 2G, 3G, and 4G technologies). Issued patents expire at differing times ranging from 2012 through 2030. Our development areas include adjacent wireless technologies within the wireless ecosystems and across the broad array of converged devices, networks, and services. In addition to conforming to applicable Standards, our solutions also include proprietary implementations for which we seek patent protection.

Our investments in the development of advanced digital wireless technologies and related products and solutions include sustaining a highly specialized engineering team and providing that team with the equipment and advanced software platforms necessary to support the development of technologies. As of December 31, 2011, we employed approximately 200 engineers, 79% of whom hold advanced degrees and 51 of whom hold doctorate degrees. Over the last three years, investment in development has ranged between $64.0 million and $71.5 million, and the largest portion of this expense has been personnel costs.

Wireless Communications Industry Overview

Over the course of the last ten years, the cellular communications industry has experienced rapid growth worldwide. Total worldwide cellular wireless communications subscriptions rose from approximately 941 million at the end of 2001 to approximately 5.8 billion at the end of 2011, according to IHS iSuppli. Market analysts at IHS iSuppli expect that the aggregate number of global wireless subscriptions could exceed 7.2 billion by 2015. In fourth quarter 2011, IHS iSuppli forecasted worldwide handset shipments to grow approximately 6% in 2012. The following table presents 2010 worldwide mobile handset shipments and IHS iSuppli's estimates for worldwide mobile handset shipments by air interface technology in 2011 and the related forecast for 2012 through 2015.

Global Mobile Handset Shipments By Technology (1)



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
M Units

	2010A	2011E	2012E	2013E	2014E	2015E
■ 4G (2)	6	14	61	151	255	435
■ 3G (WCDMA) (3)	329	450	533	592	666	653
3G (CDMA) (4)	195	233	236	240	223	195
■ 2G/2.5G (5)	765	756	703	616	532	466
Total	1,295	1,453	1,533	1,599	1,676	1,749

(1) Source: IHS iSuppli. Mobile Handset Q4 2011 Market Tracker.

(2) Includes: LTE and WiMax.

(3) Includes: WCDMA (UMTS)/HSPA, TD-SCDMA and mixed 3G.

(4) Includes: CDMA2000 and its evolutions.

(5) Includes: GSM/GPRS/EDGE and iDEN.

The growth in new cellular subscribers, combined with existing customers choosing to replace their mobile phones, helped fuel the growth of mobile phone shipments, which, according to IHS iSuppli, grew from approximately 393 million units in 2001 to approximately 1.5 billion units in 2011. We believe the combination of a broad subscriber base, continued technological change and the growing dependence on the Internet, e-mail and other digital media sets the stage for continued growth in the sales of advanced wireless products and services over the next five years. Shipments of 3G and 4G phones, which represented approximately 48% of the market in 2011, are predicted to increase to approximately 73% of the market by 2015 according to IHS iSuppli. Moreover, recent advances in 3G and 4G technologies that support devices offering higher data rates have met with rapid consumer demand. Similarly, shipments of smartphones have grown rapidly, increasing from less than 1% of handset shipments in 2001 to 33% in 2011 according to IHS iSuppli. In addition, the on-going convergence of computing and wireless technologies, accelerated by increased blurring of the line between consumer and enterprise, has fundamentally redefined the wireless market opportunity, expanding it from mobile handsets to also include notebooks, tablets, peripherals and other devices. According to Gartner, an independent research firm, worldwide sales of media tablets with wireless connectivity are expected to exceed 294 million units by 2015.

To achieve economies of scale and support interoperability among different participants, products for the wireless industry have typically been designed to operate in accordance with Standards. These Standards have evolved in response to consumer demand for services and expanded capabilities of mobile devices. Although the cellular market initially delivered voice-oriented and basic data services (commonly referred to as Second Generation, or 2G), over the past ten years the industry transitioned to providing voice and multimedia services that take advantage of the higher speeds offered by the newer technologies (commonly referred to as Third Generation, or 3G). LTE, or "Long Term Evolution," represents the next generation of technology that has been commonly accepted by industry participants as the industry transitions to Fourth Generation, or 4G.

In addition to the advances in digital cellular technologies, the wireless communications industry has also made significant advances in non-cellular wireless technologies. In particular, IEEE 802.11 WLAN has gained momentum in recent years as a wireless broadband solution in the home, office, and select public areas. IEEE 802.11 technology offers high-speed data connectivity through unlicensed spectra within a relatively modest operating range. Semiconductor shipments of products built to the IEEE 802.11 Standard have grown from 20 million units shipped in 2002 to over 1.2 billion units shipped in 2011, according to IHS iSuppli. Analysts at IHS iSuppli forecast that IEEE 802.11 semiconductor shipments will grow to over 2.4 billion units by 2015. In addition, the IEEE wireless Standards bodies are creating sets of Standards to enable higher data rates, provide coverage over longer distances, and enable roaming. These Standards are establishing technical specifications for high data rates at long distances, such as IEEE 802.16 (WiMAX), as well as technology specifications to enable seamless handoff between different air interfaces (IEEE 802.21).

Industry participants anticipate a continued proliferation of converged devices that incorporate multiple air interface technologies and functionalities and provide seamless operation in order to support the evolving "network of networks." For example, many devices incorporate multiple air interface technologies and such converged devices may provide seamless operation among a variety of networks.

InterDigital's Strategy

Our objective is to continue to be a leading designer and developer of technology solutions and intellectual property for the wireless industry and to monetize our extensive patent portfolio.

To execute our strategy, we intend to:

- ***Develop innovative wireless technologies.*** We intend to maintain a leading position in providing advanced wireless technologies to the industry by continuing to invest significantly in internal technology development and by leveraging our extensive research and development capabilities, our expertise in digital cellular and wireless products, including 2G, 3G, 4G and IEEE 802-related products, and our portfolio of over 19,500 patents and patent applications. In addition, we intend to continue to expand our portfolio of technology solutions to address not only the evolution of wireless communications as it evolves to a network of networks, but also to further improve the functionality of wireless networks through improved connectivity, enhanced mobility, and advanced intelligent data delivery techniques, including technologies to improve video delivery.

- ***Expand our licensing revenue base.*** We intend to expand our licensing revenue base by aggressively pursuing the remaining mobile device manufacturers that are not covered by our patent license agreements and by pursuing licensing revenue in adjacent markets, such as wireless consumer electronics, mobile infrastructure, over-the-top services and operator services. We plan to pursue these licensing revenue opportunities both through our own licensing programs and through other companies with whom we will seek to establish licensing partnerships enabled by our patents.

- ***Sell select patent assets.*** We were issued close to 1,200 patents worldwide in 2011. We believe the rate at which we grow and replenish our patent portfolio allows us to complement our licensing programs with sales and strategic partnerships. Such transactions could occur in the form of an outright sale of a number

of patents or within the context of a strategic alignment with another party. For example, we intend to seek opportunities to sell portions of our portfolio that are not essential to our core terminal unit licensing business. In addition, we intend to seek opportunities to sell patents that may be related to our core licensing business but that add minimal incremental value to the licensing program or that could generate more value through their sale than they are expected to generate through the licensing program. In addition, we may offer to exchange patents with other parties in order to increase the breadth of our own portfolio.

- ***Defend vigorously our intellectual property.*** We believe our willingness to engage in litigation when necessary facilitates the establishment of licensing agreements for our patents with new and existing licensees and prevents the infringement of our patents.
- ***Pursue complementary acquisitions and strategic relationships.*** We intend to continue to explore opportunities to acquire or form strategic relationships to build complementary technologies and capabilities in order to expand our intellectual property portfolio and technology capabilities and grow our addressable market. For example, we intend to expand into adjacent markets such as wireless consumer electronics, data services and wireless infrastructure. In addition, we will seek opportunities to acquire technologies that are employed or will be used by wireless devices that address other functionality on the mobile device beyond the core wireless aspects. We intend to leverage our scale, liquidity, licensing expertise and our unique business model in order to compete successfully in the market for intellectual property.
- ***Maintain substantial involvement in key worldwide Standards bodies.*** We intend to continue contributing to the ongoing process of defining of wireless Standards and incorporating our inventions into those Standards. We also intend to further explore and participate in Standards setting arenas related to the development of technologies that may become important in the wireless devices of the future, such as video compression. We believe this involvement provides us with significant visibility into, and enables us to be at the forefront of, technology development. In addition, involvement in key worldwide Standards facilitates the industry's adoption of our technologies and accelerates the time to market of products developed through the use of our intellectual property.

Evolution of Wireless Standards

Wireless communications Standards are formal guidelines for engineers, designers, manufacturers, and service providers that regulate and define the use of the radio frequency spectrum in conjunction with providing detailed specifications for wireless communications products. A primary goal of the Standards is to ensure interoperability of products marketed by multiple companies built to a common Standard. A large number of international and regional wireless Standards Development Organizations ("SDOs"), including the ITU, ETSI, TIA (USA), IEEE, ATIS (USA), TTA (Korea), ARIB (Japan) and ANSI, have responsibility for the development and administration of wireless communications Standards. New Standards are typically adopted with each new generation of products, are often compatible with previous generations, and are defined to ensure equipment interoperability and regulatory compliance.

SDOs typically ask participating companies to declare formally whether they believe they hold patents or patent applications essential to a particular Standard and whether they are willing to license those patents on either a royalty-bearing basis on fair, reasonable, and nondiscriminatory terms or on a royalty-free basis. To manufacture, have made, sell, offer to sell, or use such products on a non-infringing basis, a manufacturer or other entity doing so must first obtain a license from the holder of essential patent rights. The SDOs do not have enforcement authority against entities that fail to obtain required licenses, nor do they have the ability to protect the intellectual property rights of holders of essential patents.

Digital Cellular Standards

The defined capabilities of the various air interface technologies continue to evolve within the SDOs. Deployment of 3G services allows operators to take advantage of additional radio spectrum allocations and,

through the use of data speeds higher than 2.5G, deliver additional applications to their customers. Operators began to deploy 3G services in 2000. The five specifications under the 3G standard (generally regarded as being the ITU "IMT-2000" Recommendation) include the following forms of CDMA technology: FDD and TDD (collectively referred to in the industry as WCDMA) and Multichannel CDMA (cdma2000-based technologies such as EV-DO). In addition, TD-SCDMA, a Chinese variant of TDD technology, has been included in the Standard's specifications.

The principal Standardized digital cellular wireless products in use today are based on TDMA and CDMA technologies, with 3G capable-products gradually replacing 2G-only products. The Standardized 2G TDMA-based technologies include GSM, TIA/EIA-54/136 (commonly known as AMPS-D, United States-based TDMA, which has been phased out in conjunction with the U.S. FCC-mandated conversion from analog-based cellular service), PDC, PHS, DECT and TETRA. Of the TDMA technologies, GSM is the most prevalent, having been deployed in Europe, Asia, Africa, the Middle East, the Americas, and other regions. In 2011, approximately 52% of total worldwide mobile device shipments conform to the 2G and 2.5G TDMA-based Standards. WCDMA-enabled devices accounted for an additional 31% of total worldwide shipments. Thus, the combined shipments of GSM-enabled devices and devices with 3G WCDMA technology accounted for approximately 83% of worldwide handset shipments.

Narrowband 2G CDMA-based technologies include TIA/EIA-95 (more commonly known as cdmaOne) and cdma2000 technologies and serve parts of the United States, Japan, South Korea, and several other countries. Similar to the TDMA-based technologies, the CDMA-based technologies have migrated to 3G. In 2011, about 16% of total worldwide handset shipments were based on these 2G/2.5G CDMA technologies plus its 3G evolution.

The Standards groups continue to advance the performance and capabilities of their respective air interfaces. Chief among the enhancements are High Speed Downlink Packet Access and High Speed Uplink Packet Access (HSDPA/HSUPA, often collectively referred to as HSPA), an evolution of WCDMA, and 1xEV-DO. At year end 2011, approximately 450 operators had launched HSPA networks.

Further advances to the WCDMA cellular air interface Standards are being made under 3GPP's LTE program. This evolution program is based on OFDM/OFDMA technology, similar to that used in the IEEE 802.16 Standard. LTE Standards were completed in late 2009, and system deployments are currently underway. Virtually all incumbent mobile operators have indicated their intention to upgrade their networks to LTE as it becomes commercially available. This selection has had substantial negative impact on the proposed 3GPP2 UMB "3G" standard, which no current mobile operators have indicated an intention to use. This has resulted in 3GPP2 stopping all work on the proposed UMB specification, thus facilitating a broader market for LTE. 3GPP has also completed its initial work on a follow-on to LTE (referred to as Release 10), called LTE-Advanced ("LTE-A"), which was the 3GPP entry into the worldwide ITU-R "IMT-Advanced" project, a follow-on to the earlier IMT-2000 Recommendation mentioned above. As noted in the section on IEEE 802 Standards, the ITU-R IMT-Advanced project is complete, and LTE-A was one of the two technologies selected by the ITU-R as meeting IMT-Advanced requirements (the other being IEEE 802.16m).

InterDigital often publicly characterizes its business, including license agreements and development projects, as pertaining to Standards generally characterized as 2G, 3G, and/or 4G. In doing this, we generally rely on the positions of the applicable Standards setting organizations in defining the relevant Standards. However, the definitions may evolve or change over time, including after we have characterized certain transactions. For example, in the past the ITU-R has taken differing positions on what constitutes 4G. As stated above, the Standards known as LTE-A and 802.16m are currently considered by the ITU to be 4G Standards.

Below is graphic depiction of the evolution of air interface technology.

Air Interface Technology Evolution


2G
3G
4G
GSM GPRS EDGE WCDMA HSDPA HSUPA LTE LTE-A
TIA/EIA-95A TIA/EIA-95B/C CDMA2000 1xEV-DO
802.16e 802.16m

IEEE 802-Based Standards

The wireless Standard IEEE 802.11 was first ratified in 1997. Since that time, the IEEE 802.11 Working Group has continued to update and expand the basic IEEE 802.11 Standard to achieve higher data rates, accommodate additional operating frequencies and provide additional capabilities and features. Equipment conforming to these Standards (i.e., IEEE 802.11a/b/g) is in the marketplace today. Intended primarily for short-range applications, operating in unlicensed frequency bands, and requiring minimal infrastructure, IEEE 802.11 Standards-based equipment has seen substantial market growth, especially in enterprise and consumer home networking applications. Similar to 3G, this Standard also continues to evolve toward higher data rates and improved service capabilities, most recently with the approval and publication of the final IEEE 802.11n and other related Standards.

The wide area network community has also established the IEEE 802.16 Working Group to define air interface Standards for longer distance (2 to 50 kilometers) Metropolitan Area and Wide Area Networks ("MAN/WAN"). The first 802.16 Standard was published in 2002. Specifying operating frequencies from 10 to 66 GHz, it was primarily aimed toward very high-speed wide area point to multipoint fixed applications (LMDS/MMDS) for large data usage customers, such as businesses and industrial parks. In 2003, an amendment to the 802.16 Standard (802.16a) was published that added operation in the 2 to 11 GHz frequency bands. This addition made the Standard much more suitable for providing wireless broadband high-speed Internet access for residential and small office applications. In 2004, 802.16a and several other amendments to the base 802.16 Standard were combined into a single document that was published as 802.16-2004 and that was ultimately adopted by the WiMAX Business Forum for fixed use deployments. Equipment conforming to the 802.16-2004 fixed Standard was initially introduced in 2006. Concurrent with this revision of the fixed Standard, the 802.16 Working Group embarked on defining a mobile version of the Standard (referred to as 802.16e). The mobile version of the Standard was completed and published in February 2006, and initial equipment certification by the WiMAX Forum commenced in late 2007. There are a number of 802.16e deployments throughout the world, primarily in Asia. Since that time, the 802.16 Standard has continued to evolve and be improved, with a significant update, IEEE 802.16-2009, having been approved and published in 2009. More recently, the 802.16 Working Group has initiated new projects on machine-to-machine (M2M) applications and robust, survivable networks.

The WiMAX Forum adopted a specific variant of the 802.16e Standard for development and deployment as "mobile WiMAX." In conjunction with the WiMAX Forum, the 802.16e mobile Standard has been further improved upon, as 802.16m, to increase its performance and capabilities. IEEE 802.16m is specifically targeted to meet the ITU-R requirements for "IMT-Advanced," the follow-on to the earlier ITU-R IMT-2000 Recommendation mentioned above, and was submitted to the ITU "IMT-Advanced" evaluation process, which

concluded in late 2010. As a result of this process, IEEE 802.16m was accepted by the ITU-R as one of the two air interfaces meeting IMT-Advanced requirements (the other being 3GPP LTE-Advanced). The WiMAX Forum has also adopted IEEE 802.16m, which was ratified and published by the IEEE in May of 2011.

More recently, the IEEE 802 community has begun to address questions related to networking and interoperability between the different IEEE 802 technologies, both wireline and wireless, as well as handover to external non-802 networks, such as cellular. The primary group addressing these issues, IEEE 802.21, entitled Media Independent Handover Services, has completed their initial Standard, and it was approved by the IEEE in 2008. The IEEE 802.21 technology is specifically oriented toward the future all-IP Next Generation Network that merges existing fixed and mobile networks into a single, homogeneous integrated network capable of supporting all envisioned advanced fixed and mobile services, including voice, data, and video. Aspects of 802.21 are now being incorporated into other network Standards, such as the IETF and 3GPP. As with most Standards, IEEE 802.21 is also undergoing additional changes to increase its capabilities and ease of use.

InterDigital's Technology Position

Cellular Technologies

We have a long history of developing cellular technologies including those related to CDMA and TDMA technologies, and more recently, OFDM/OFDMA and MIMO technologies. A number of our TDMA-based and CDMA-based inventions are being used in all 2G, 2.5G, and 3G wireless networks and mobile terminal devices.

We led the industry in establishing TDMA-based TIA/EIA-54 as a digital wireless U.S. Standard in the 1980s. We developed a substantial portfolio of TDMA-based patented inventions. These inventions include or relate to fundamental elements of TDMA-based systems in use around the world. Some of our TDMA inventions include or relate to:

- The fundamental architecture of commercial TD/FDMA systems;
- Methods of synchronizing TD/FDMA systems;
- A flexible approach to managing system capacity through the reassignment of online subscriber units to different time slots and/or frequencies in response to system conditions;
- The design of a multi-component base station, utilizing distributed intelligence, which allows for more robust performance; and
- Initializing procedures that enable roaming.

We also have developed and patented innovative CDMA technology solutions. Today, we hold a significant worldwide portfolio of CDMA patents and patent applications. Similar to our TDMA inventions, we believe that a number of our CDMA inventions are or may be essential or may become essential to the implementation of CDMA systems in use today. Some of our CDMA inventions include or relate to:

- *Global pilot:* The use of a common pilot channel to synchronize sub-channels in a multiple access environment;
- *Bandwidth allocation:* Techniques including multi-channel and multi-code mechanisms;
- *Power control:* Highly efficient schemes for controlling the transmission output power of terminal and base station devices, a vital feature in a CDMA system;
- Joint detection and interference cancellation techniques for reducing interference;
- Soft handover enhancement techniques between designated cells;
- Various sub-channel access and coding techniques;
- Packet data;
- Fast handoff;
- Geo-location for calculating the position of terminal users;

- Multi-user detection;
- High-speed packet data channel coding; and
- High-speed packet data delivery in a mobile environment, including enhanced uplink.

The cellular industry has ongoing initiatives aimed at technology improvements. We have engineering development projects to build and enhance our technology portfolio in many of these areas, including the LTE and LTE-Advanced projects for 3GPP radio technology, further evolution of the 3GPP WCDMA Standard (including HSPA+), and continuing improvements to the legacy GSM-EDGE Radio Access Network ("GERAN"). The common goal is to improve the user experience and reduce the cost to operators via increased capacity, reduced cost per bit, increased data rates, improved cell edge or coverage solutions, and reduced latency. Of the above technologies, LTE is the most advanced in that it uses the newer OFDMA/MIMO technologies. Some of our LTE inventions include or relate to:

- Multi-Input Multi-Output (MIMO) technologies for reducing interference and increasing data rates;
- OFDM/OFDMA/SC-FDMA;
- Power control;
- Hybrid-ARQ for fast error correction;
- Discontinuous reception for improved battery life;
- Control channel structures for efficient signaling;
- Advanced resource scheduling/allocation (bandwidth on-demand);
- Security;
- Home Node-B (femto cells);
- Relay communications for improved cell edge performance;
- LTE receiver implementations;
- Carrier aggregation for LTE-Advanced;
- Multi-carrier HSDPA;
- Coordinated Multi-Point Communications (CoMP) for LTE-Advanced; and
- Machine Type Communications ("MTC").

Other Wireless Technologies

Our strong wireless background includes engineering and corporate development activities that focus on solutions that apply to other wireless market segments. These segments primarily fall within the continually expanding scope of the IEEE 802, IETF, and ETSI Standards. We are building a portfolio of technology related to WLAN, Wi-Fi, WMAN and the digital cellular area that includes, for example, improvements to the IEEE 802.11 PHY and MAC to increase peak data rates (i.e., IEEE 802.11n, 802.11ac, 802.11ad and future variants), handover among radio access technologies (IEEE 802.21), mesh networks (IEEE 802.11s), radio resource measurements (IEEE 802.11k), wireless network management (IEEE 802.11v), wireless network security, and broadband wireless (IEEE 802.16, including WiMAX wireless technology). We are actively developing technology for newer Wi-Fi and WLAN Standards focused on fast initial link setup (802.11ai), hotspot operation (WFA HOTSPOT 2.0) and the use of additional spectrum bands, such as TV-Whitespace (802.11af) and sub 1 GHz (802.11ah). We also are expanding our portfolio of technologies in areas such as Machine-to-Machine ("M2M") or Machine Type Communications, mobility, spectrum management, and session continuity within the ETSI and IETF. In addition, we have commenced development of a portfolio related to improved video delivery including solutions related to the ITU-T HEVC Standards.

Business Activities

2011 Patent License Activity

In first quarter 2011, we entered into a worldwide, non-transferable, non-exclusive, royalty-bearing patent license agreement with Acer, Inc., a multinational corporation headquartered in Taiwan. The products designated as licensed under the agreement are designed to operate in accordance with 2G, 3G and 4G wireless technologies, including LTE, LTE-Advanced, and WiMax Standards.

Licensees Generating Revenues Exceeding 10% of Total 2011 Revenues

Samsung, RIM and HTC comprised approximately 34%, 14%, and 11% of our total 2011 revenues, respectively.

In 2009, we entered into a patent license agreement with Samsung (the "2009 Samsung PLA") covering Samsung's affiliates, including Samsung Electronics America, Inc. Under the terms of the 2009 Samsung PLA, we granted Samsung a non-exclusive, worldwide, fixed fee royalty-bearing license covering the sale of single mode terminal units and infrastructure designed to operate in accordance with TDMA-based 2G Standards that became paid-up in 2010 and a non-exclusive, worldwide, fixed fee royalty-bearing license covering the sale of terminal units and infrastructure designed to operate in accordance with 3G Standards through 2012. The 2009 Samsung PLA superseded a binding term sheet signed in November 2008 by such parties and terminated a patent license agreement entered into between us and Samsung in 1996. The 2009 Samsung PLA also ended all litigation and arbitration proceedings then ongoing between the parties. Pursuant to the 2009 Samsung PLA, Samsung paid InterDigital $400.0 million in four equal installments over an 18-month period. Samsung paid the first two of four $100.0 million installments in 2009. We received the third and fourth $100.0 million installments in January 2010 and July 2010. We are recognizing revenue associated with the 2009 Samsung PLA on a straight-line basis over the life of the agreement. During 2011, we recognized $102.7 million of revenue associated with the 2009 Samsung PLA.

In 2003, we entered into a non-exclusive, worldwide, convenience-based, royalty-bearing license agreement with RIM for terminal units designed to operate in accordance with GSM/GPRS/EDGE Standards. We amended this agreement in 2007 to additionally include terminal units designed to operate in accordance with TIA/EIA-95 and 3G Standards. Under the terms of the agreement, RIM is obligated to pay a royalty on each licensed product sold by RIM or its affiliates. The RIM agreement expires on December 31, 2012. We recognize revenue associated with this agreement as sales of licensed products are reported. During 2011, we recognized $42.9 million of revenue associated with the RIM patent license agreement.

In 2003, we entered into a non-exclusive, worldwide, convenience-based, royalty-bearing license agreement with HTC covering the sale of terminal units and infrastructure designed to operate in accordance with 2G and 3G Standards. Under the terms of the agreement, HTC is obligated to pay a royalty on each licensed product sold by HTC or its affiliates. The HTC agreement expires when the last patent licensed under the agreement expires. We recognize the revenue associated with this agreement as sales of licensed products are reported. During 2011, we recognized $33.8 million of revenue associated with the HTC patent license agreement.

Patent Infringement and Declaratory Judgment Proceedings

From time to time, if we believe any party is required to license our patents in order to manufacture and sell certain products and such party refuses to do so, we may institute legal action against them. This legal action typically takes the form of a patent infringement lawsuit or an administrative proceeding such as a Section 337 proceeding before the U.S. International Trade Commission ("USITC"). In a patent infringement lawsuit, we would typically seek damages for past infringement and an injunction against future infringement. In a USITC proceeding, we would seek an exclusion order to bar infringing goods from entry into the United States, as well as a cease and desist order to bar further sales of infringing goods that have already been imported into the United States. The response from the subject party can come in the form of challenges to the validity,

enforceability, essentiality and/or applicability of our patents to their products. In addition, a party might file a declaratory judgment action to seek a court's declaration that our patents are invalid, unenforceable, not infringed by the other party's product, or are not essential. Our response to such a declaratory judgment action may include claims of infringement. When we include claims of infringement in a patent infringement lawsuit, a favorable ruling for the Company can result in the payment of damages for past sales, the setting of a royalty for future sales or issuance by the court of an injunction enjoining the manufacturer from manufacturing and/or selling the infringing product.

Contractual Arbitration Proceedings

We and our licensees, in the normal course of business, may have disagreements as to the rights and obligations of the parties under the applicable license agreement. For example, we could have a disagreement with a licensee as to the amount of reported sales and royalties. Our license agreements typically provide for audit rights as well as private arbitration as the mechanism for resolving disputes. Arbitration proceedings can be resolved through an award rendered by the arbitrators or by settlement between the parties. Parties to arbitration might have the right to have the award reviewed in a court of competent jurisdiction. However, based on public policy favoring the use of arbitration, it is generally difficult to have arbitration awards vacated or modified. The party securing an arbitration award may seek to have that award converted into a judgment through an enforcement proceeding. The purpose of such a proceeding is to secure a judgment that can be used for, if need be, seizing assets of the other party.

Technology Research and Development

We have designed, developed, and placed into operation a variety of advanced digital wireless technologies, systems, and products since our inception in the early 1970's. Over the course of our history, our strength has been our ability to explore emerging technologies, identify needs created by the development of advanced wireless systems, and build technologies for those new requirements.

Today, our technology solutions development efforts support the development of advanced cellular technologies. This includes 3GPP LTE/LTE-Advanced technology and further development of WCDMA technologies, including HSPA+. Our development efforts also include adjacent wireless technologies within the wireless ecosystems and across the broad array of converged devices, networks, and services. Many of our technologies conform to applicable Standards and may also include proprietary implementations for which we seek patent protection.

We also develop advanced IEEE 802 wireless technologies, in particular technology related to WLAN and digital cellular applications that include data rate and latency improvements to IEEE 802.11, handover among different radio access technologies (IEEE 802.21) and wireless network management and security. For example, we have developed a mobility solution based on 802.21 that greatly improves handover performance between WiBro (a Korean version of mobile WiMAX) and UMTS networks.

We recorded expenses of $63.8 million, $71.5 million, and $64.0 million during 2011, 2010, and 2009, respectively, related to our research and development efforts. These efforts foster inventions that are the basis for many of our patents. As a result of such patents and related patent license agreements, in 2011, 2010, and 2009, we recognized $295.3 million, $370.2 million, and $287.6 million of patent licensing revenue, respectively. In addition, we offer technology solutions for inclusion into other products and services to support such technologies. In 2011, 2010, and 2009, we recognized technology solutions revenues totaling $6.4 million, $24.3 million, and $9.8 million, respectively.

Continuing Technology and Standards Development

Recognizing the need to continually improve data rates, coverage and capacity, work is currently underway within 3GPP on further evolution of the WCDMA Standards, including evolution of HSPA+ (evolved HSDPA/HSUPA) to downlink peak data rates of 336+ Mbps and uplink peak data rates of 46+ Mbps.

In addition, work continues on a longer-term initiative, Evolved UTRA/UTRAN (UMTS Terrestrial Radio Access/ UMTS Terrestrial Radio Access Network), also known as LTE (R8 and R9) and LTE-Advanced (R10 and beyond). The objectives of this initiative are more ambitious, targeting peak data rates of 1 Gbps in the downlink and 500 Mbps in the uplink, improved spectrum efficiency, significantly reduced data latency, and scalable bandwidths from as low as 1.4 MHz to as high as 100 MHz.

We are actively participating in the HSPA+ (evolved HSDPA/HSUPA) LTE and SAE Standards activities and are continuing our internal projects that develop the technology necessary to support their continuously evolving performance and service requirements. Some of our key areas of contributions for the evolution of HSPA+, LTE Advanced and SAE in 3GPP include: multi-point techniques, multi-carrier technology, enhanced transmission schemes, heterogeneous deployments, interference management, femto-cell support, relays, M2M communications and security.

We are also currently developing technology solutions to solve the industry's challenge of providing enough bandwidth for smartphones, connected consumer devices, tablets, netbooks and laptops. We have taken a broad approach to solve these challenges, which includes air interface enhancements, policy-driven bandwidth management, cognitive radio and intelligent and optimized data delivery. We are developing technologies that will enable efficient multimedia content delivery across heterogeneous devices and networks to enable richer multimedia experience with optimal data usage and radio network efficiency. From an air interface perspective, we are creating evolved system architectures that enable operation in small cells and additional frequency bands, improved cell edge performance as well as device to device communications. These solutions provide interference mitigation across cells, uniform coverage, and significantly improved data rates, system capacity and energy efficiency. We are also developing technologies that will use the current network resources optimally by dynamically allocating and aggregating bandwidth across different networks and spectrum bands. With the goal of reducing the looming bandwidth supply/demand gap in mobile networks, our technology will enable aggregation, segregation and offload of traffic.

For M2M applications, we are developing technologies to enable seamless interconnection for multiple Access types (Cellular, WLAN, WPAN) and M2M service frameworks that can be managed by an operator and leveraged by a diverse set of vertical applications. These technologies are being standardized in the IETF, ETSI, and 3GPP.

Wireless LAN, Mobility, and Security

As part of our broader technology development activities, we are developing solutions addressing WLAN technology and mobility between WLAN and cellular networks. These projects support activities within the IEEE 802, ITU, IETF, ETSI, WiFi Alliance and 3GPP. Technology development areas include improvements to the 802.11 PHY and MAC to boost data rates (e.g., IEEE 802.11 ac and its evolution), to accelerate initial link setup to enable WLAN operation in additional frequency bands to improve the WiFi/Cellular roaming and authentication experience and to enable offload from cellular to 802.11. We are also developing technology to improve wireless network and device security for both WLAN and cellular standards.

Technology Solutions Collaborations

Intel Mobile Communications Gmbh (formerly Infineon Technologies AG)

Between 2001 and 2006, we jointly developed and enhanced a 3G protocol stack with both HSDPA and HSUPA functionality for use in terminal units under a series of cooperative development, sales and alliance agreements with Infineon Technologies AG ("Infineon") (now Intel Mobile Communications Gmbh). This 3G protocol stack has been commercially deployed and continues to be offered to mobile phone and semiconductor producers. The technology is operating on commercial networks around the world. We completed our development efforts under these agreements in 2008. We began to receive royalties from Infineon under these agreements in 2007.

ST Ericsson (formerly ST-NXP Ericsson)

In August 2005, we entered into an agreement with Philips Semiconductors (now ST Ericsson) to deliver our physical layer HSDPA technology solution to ST Ericsson for integration into its family of Nexperia™ cellular system chipsets. Under the agreement, we agreed to assist ST Ericsson with chip design and development, software modification, and system integration and testing to implement our HSDPA technology solution into the ST Ericsson chipset. Subsequent to our delivery of portions of our HSDPA technology solution, we agreed to provide ST Ericsson support and maintenance over an aggregate estimated period of approximately two years. We completed our development efforts under these agreements in 2008. ST Ericsson first reported royalties to us under this agreement in late 2009.

SK Telecom

As part of our technology development efforts, from time to time we develop technology solutions for customers that are complementary to our existing development programs. For example, in December 2006 we announced that SK Telecom, a leading Korean mobile communications company, had chosen InterDigital to develop an advanced mobility solution for nationwide session continuity. The mobility solution, based on IEEE 802.21 Standards, supports nationwide handover for SK Telecom's customers when moving between WiBro (a Korean version of mobile WiMAX) and UMTS networks throughout the country. Our solution, based on the IEEE 802.21 Standard for Media Independent Handoff ("MIH"), includes both the system design and the software solution for dual-mode WiBro/UMTS terminal units.

In January 2008, the Company and SK Telecom extended the collaboration to develop additional mobile wireless handover capability, adding features to enhance a seamless mobility between different radio technologies, including WiBro, UMTS, and cmda2000.

Modem IP

In 2010, we entered into several strategic relationships under which we delivered our SlimChip modem core for integration into our partners' chips for 3G and multimode mobile devices. In connection with these relationships, we also provided engineering support for the efficient integration of the SlimChip modem core into our partners' cellular products. During 2011 and 2010, we recognized $0.7 million and $14.7 million, respectively, of technology transfer and engineering services revenue in connection with these agreements.

All of the above programs have provided validation of the technology and access to third party facilities and resources, and helped to broaden the awareness of the Company as a developer of advanced wireless inventions.

Future Technology Relationships and Acquisitions

As part of our internal research and development programs, we pursue a number of channels to investigate, develop, and acquire new architectures and technologies to support the Company's strategy. These efforts include advanced air interface technologies and new technologies that may support new network architectures and interoperability techniques such as collaborative communications, cognitive radio, and seamless connectivity. For example, national and international university relationships have provided us with additional opportunities to explore new technologies and license intellectual property advancements that we sponsor. Other development areas include efforts to develop solutions that support more efficient wireless networks, a richer multimedia experience, and new mobile broadband capabilities. Focused on supporting the evolving network of networks, we demonstrated innovations in policy-driven broadband traffic management, M2M communications and video-over-wireless at the Consumer Electronics Show in Las Vegas in January 2012. To complement our internal research and development, we also have formed a number of relationships with technology leaders within the wireless ecosystem and across the broadening domain of converged devices, networks, and services worldwide, and several of the companies with which we have strategic relationships participated in the technology demonstrations during the aforementioned trade show.

We maintain an active corporate development program that seeks further investment opportunities in technologies that can enhance the attractiveness and profitability of our technology solutions. We have also engaged in selective acquisitions to enhance our intellectual property portfolio and/or accelerate our time to market and expect to continue to do so.

Competition

Because of the exclusionary nature of patent rights, we do not compete in a traditional sense for customer relationships with other patent holders. Other patent holders do not have the same rights to the inventions and technologies encompassed by our patent portfolio. In any device or piece of equipment that contains intellectual property, the manufacturer may need to obtain a license from multiple holders of intellectual property. In licensing our patent portfolio, we compete with other patent holders for a share of the royalties that may face practical limitations. We believe that licenses under a number of our patents are required to manufacture and sell 2G, 3G, and 4G products. However, numerous companies also claim that they hold essential 2G, 3G and 4G patents. To the extent that multiple parties all seek royalties on the same product, the manufacturers could claim to have difficulty in meeting the financial requirements of each patent holder. In the past, certain manufacturers have sought antitrust exemptions to act collectively on a voluntary basis. In addition, certain manufacturers have sought to limit aggregate licensing fees or rates for essential patents.

In the last several years intellectual property has emerged as a strategically important asset class and a number of large patent acquisition transactions have taken place. As new participants, such as Apple, Google Inc. and HTC, have entered the mobile wireless industry, the market for intellectual property has become increasingly competitive, with many large, well capitalized companies pursuing wireless patent portfolios. We believe that our business model and our established licensing program provide us with an advantage in the evaluation and monetization of wireless-related intellectual property assets. Our expertise in licensing and our strategy of licensing patents to multiple participants in the mobile communications market enables us to compete effectively with larger, more traditional wireless companies looking to acquire patents for defensive reasons.

We also face competition from the in-house development teams at wireless device and semiconductor manufacturing companies and operators that could be developing technology that is competitive with solutions that we may set forth into the Standards setting arena. In addition, new competitors may enter the market. Finally, as a greater proportion of wireless cellular devices incorporate traditional computing applications and IEEE wireless technologies (e.g., 802.11, 802.15, and 802.16), semiconductor companies that have traditionally focused on those technologies could enter the cellular market with competitive solutions.

Employees

As of December 31, 2011, we had approximately 330 employees. None of our employees are represented by a collective bargaining unit.

Geographic Concentrations

We have one reportable segment. As of December 31, 2011, substantially all of our revenue was derived from a limited number of licensees based outside of the United States, primarily in Asia. These revenues were paid in U.S. dollars and were not subject to any substantial foreign exchange transaction risk. The table below lists the countries of the headquarters of our licensees and the total revenue derived from each country for the periods indicated (in thousands):

	For the Year Ended December 31,		
	2011	2010	2009
Korea	$118,078	$175,614	$160,470
Japan	61,594	121,113	73,253
Canada	54,728	38,820	27,371
Taiwan	43,993	21,559	15,336
United States	13,719	18,953	9,361
Germany	5,439	10,292	10,394
China	688	6,305	—
Other Europe	3,461	1,877	1,196
Other Asia	42	12	23
Total	$301,742	$394,545	$297,404

At December 31, 2011, 2010, and 2009, we held $146.0 million, or nearly 100%, $138.4 million, or 99%, and $128.8 million, or 99%, respectively, of our property and equipment and patents in the United States net of accumulated depreciation and amortization. At December 31, 2011, 2010, and 2009, we also held $0.1 million, $0.2 million, and $0.8 million, respectively, of property and equipment, net of accumulated depreciation, in Canada.

Corporate Information

InterDigital's predecessor company was incorporated in 1972 under the laws of the Commonwealth of Pennsylvania and conducted its initial public offering in November 1981. Following an internal corporate reorganization in July 2007, InterDigital Communications Corporation converted into a limited liability company and became the wholly owned operating subsidiary of InterDigital, Inc., a Pennsylvania corporation. InterDigital, Inc. is a holding company, and its various subsidiaries engage in technology research and development activities or in the prosecution, maintenance, enforcement, and licensing of patents. Our corporate headquarters and administrative offices are located in King of Prussia, Pennsylvania, USA. Our research and technology development teams are located in the following locations: King of Prussia, Pennsylvania, USA; Melville, New York, USA; San Diego, California, USA; and Montreal, Quebec, Canada.

Our Internet address is *www.interdigital.com,* where, in the "Investor Relations" section, we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, certain other reports and filings required to be filed under the Securities Exchange Act of 1934, as amended, and all amendments to those reports or filings as soon as reasonably practicable after such material is electronically filed with or furnished to the United States Securities and Exchange Commission ("SEC"). The information contained on or connected to our website is not incorporated by reference into this Form 10-K.

Item 1A. *RISK FACTORS.*

We face a variety of risks that may affect our business, financial condition, operating results, the trading price of our common stock, or any combination thereof. You should carefully consider the following information and the other information in this Form 10-K in evaluating our business and prospects and before making an investment decision with respect to our common stock. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such an event, the

market price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties we describe below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also affect our business.

Risks Related to Our Business

Our recently announced plans to pursue licensing partnerships and patent sales may not be successful and could cause our revenue and cash flow to decline.

On January 23, 2012, in connection with our announcement that our Board of Directors had completed its review of strategic alternatives for the Company, we announced that we had expanded our business plan to include patent sales and licensing partnerships. There is no guarantee that we will succeed in our pursuit of select patent sales and licensing partnerships, and, if we are successful, there is no guarantee that we will generate increased revenue or cash flow as a result. For example, we may not be successful in identifying groups of patents that third parties are interested in buying or entering licensing partnerships in relation to, or, if we are, there can be no assurance that any agreement for such a sale or partnership transaction will be entered into or consummated. Moreover, even if we do consummate a patent sale or enter into a licensing partnership, there can be no assurance that the revenue and cash flow generated through the sale of such patents or the related licensing partnership will be greater than the revenue and cash flow we would have generated if we had retained and licensed the patents ourselves. In addition, as a result of our announcement that we intend to pursue patent sales, potential licensees may be reluctant to enter into new patent license agreements, and current licensees may be reluctant to renew their agreements, either at all or on terms acceptable to the company, based on the belief that we plan to sell the patents we are asking them to license, which could ultimately cause our revenue and cash flow to decline.

Challenges relating to our ability to enter into new license agreements could cause our revenue and cash flow to decline.

We face challenges in entering into new patent license agreements. The most significant challenge we face is that most potential licensees do not voluntarily seek to enter into license agreements with us before they commence manufacturing and/or selling devices that use our patented inventions. As a result, we must approach companies that are reluctant to take licenses and attempt to establish license agreements with them. The process of identifying potential users of our inventions and negotiating license agreements with reluctant prospective licensees requires significant time, effort and expense. Once discussions with unlicensed companies have commenced, we face the additional challenges imposed by the significant negotiation issues that arise from time to time. Given these challenges relating to our ability to enter into new license agreements, we cannot assure that all prospective licensees will be identified or, if they are identified, will be persuaded during negotiations to enter into a patent license agreement with us, either at all or on terms acceptable to us, and, as a result, our revenue and cash flow could materially decline. In addition, the length of time required to negotiate a license agreement leads to delays in the receipt of the associated revenue stream, which could also cause our revenue and cash flow to decline.

Our revenue may be impacted by the deployment of 4G or other technologies in place of 2G and 3G technologies or by the need to extend or modify certain existing license agreements to cover subsequently issued patents.

Although we own a growing portfolio of issued and pending patents related to 4G and non-cellular technologies, our patent portfolio licensing program in these areas is less established and may not be as successful in generating licensing income as our 2G and 3G licensing programs. Many wireless operators have selected LTE (or, to a lesser extent, WiMAX) as next-generation technologies for deployment in existing or future spectrum bands as complementary to their existing 2G or 3G networks. Although we believe that certain of our technology is, may be or may become essential to LTE and WiMAX Standards, we may not be as successful in licensing 4G

products as we have been in licensing 2G and 3G products or we may not achieve a level of royalty revenues on such 4G products that is comparable to that we have historically received on 2G and 3G products.

The licenses that we grant under our patent license agreements typically only cover products designated to operate in accordance with specified cellular technologies and that were manufactured or deployed or soon to be manufactured or deployed at the time of entry into the agreement. As a result, most of our current patent license agreements cover products designed to operate in accordance with 2G and/or 3G Standards but do not cover products designed to operate in accordance with 4G Standards. Also, we have patent license agreements with licensees that now offer for sale types of products that were not sold by such licensees at the time the patent license agreements were entered into and, thus, are not licensed by us. We do not derive patent licensing revenue from the sale of products by our licensees that are not covered by a patent license agreement. In order to grant a patent license for any such products, we will need to extend or modify our patent license agreements or enter into new license agreements with such licensees. We may not be able to modify these license agreements on financial terms acceptable to us, without affecting the other material terms and conditions of our license agreements with such licensees, or at all. Further, such modifications may adversely affect our revenue on the sale of products covered by the license prior to modification.

Our revenue and cash flow are dependent upon our licensees' sales and market conditions and other factors that are beyond our control or are difficult to forecast.

A significant portion of our licensing revenues are running royalty-based and currently dependent on sales by our licensees that are outside our control and that could be negatively affected by a variety of factors, including global and/or country-specific economic conditions, country-specific natural disasters impacting licensee manufacturing and sales, buying patterns of end users, competition for our licensees' products and any decline in the sale prices our licensees receive for their covered products. In addition, our operating results also could be affected by general economic and other conditions that cause a downturn in the market for the licensees of our products or technologies. Our revenue and cash flow also could be affected by (i) the unwillingness of any licensee to satisfy all of their royalty obligations on the terms or within the timeframe we expect or a decline in the financial condition of any licensee or (ii) the failure of sales to meet market forecasts due to global economic conditions, political instability, natural disasters, competitive technologies or otherwise. It is also difficult to predict the timing and amount of licensing revenue associated with past infringement and new licenses and the timing, nature or amount of revenues associated with strategic relationships. The foregoing factors are difficult to forecast and could adversely affect both our quarterly and annual operating results and financial condition. In addition, some of our patent license agreements provide for fixed payments or prepayments that cover our licensees' future sales for a specified period and reduce future cash receipts from those licensees. As a result, our cash flow has historically fluctuated from period to period. Depending upon the payment structure of any new patent license agreements into which we may enter, such cash flow fluctuations may continue in the future.

Royalty rates could decrease for future license agreements.

Royalty payments to us under future license agreements could be lower than anticipated. Certain licensees and others in the wireless industry, individually and collectively, are demanding that royalty rates for patents be lower than historic royalty rates. There is also increasing downward pricing pressure on certain products, including handsets, that we believe implement our patented inventions and some of our royalty rates are tied to the pricing of handsets. In addition, a number of other companies also claim to hold patents that are essential with respect to products for the cellular market. The increasing pricing pressure, as well as the number of patent holders seeking royalties on their cellular technologies, could result in a decrease in the royalty rates we receive for use of our patented inventions, thereby decreasing future revenue and cash flow.

Our revenues are derived primarily from a limited number of licensees.

The mobile device market is very concentrated. As a result, we earn a significant amount of our revenues from a limited number of licensees, and we expect that a significant portion of our revenues will continue to

come from a limited number of licensees for the foreseeable future. For example, in 2011, Samsung, RIM and HTC comprised approximately 34%, 14% and 11% of our total revenues, respectively. In the event that one or more of our significant licensees fail to meet their payment or reporting obligations under their respective license agreements, we are unable to renew one or more of such license agreements upon expiration or our revenues from these licensees significantly decline, our future revenue and cash flow could be materially adversely affected.

We depend on key senior management, engineering, patent, and licensing resources.

Our future success depends largely upon the continued service of our directors, executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel with specialized patent, licensing, engineering and other skills. The market for such talent in our industry is extremely competitive. In particular, competition exists for qualified individuals with expertise in patents and in licensing and with significant engineering experience in cellular and air interface technologies. Our ability to attract and retain qualified personnel could be affected by any adverse decisions in any litigation or arbitration, by our ability to offer competitive cash and equity compensation and work environment conditions and by the geographical location of our various offices. The failure to attract and retain such persons with relevant and appropriate experience could interfere with our ability to enter into new license agreements and undertake additional technology and product development efforts, as well as our ability to meet our strategic objectives.

Delays in renewing or an inability to renew existing license agreements could cause our revenue and cash flow to decline.

Many of our license agreements have fixed terms. We endeavor to renew license agreements with fixed terms prior to the expiration of the license agreements and, based on various factors, including the technology and business needs and competitive positions of our licensees and, at times, reluctance on the part of our licensees to participate in renewal discussions, we may not be able to renegotiate the license agreements on acceptable terms before the expiration of the license agreement, on acceptable terms after the expiration of the license agreement, or at all. If there is a delay in renegotiating and renewing a license agreement prior to its expiration, there could be a gap in time during which we may be unable to recognize revenue from that licensee or we may be forced to renegotiate and renew the license agreement on terms that are more favorable to such licensee, and, as a result, our revenue and cash flow could be materially adversely affected. In addition, if we fail to renegotiate and renew our license agreements at all, we could lose existing licensees, and our revenue and cash flow could be materially adversely affected. For example, the 3G portion of our patent license agreement with LG expired at the end of 2010 and negotiations have not yet yielded a new agreement. The absence of a patent license agreement with LG in 2011 adversely affected our 2011 revenue. The 3G portion of our patent license agreement with Samsung and our 2G/3G patent license agreement with RIM each expire at the end of 2012. If we are unable to renew either or both of these agreements at all or on acceptable terms, our revenue would be adversely affected.

Changes to our tax assets or liabilities could have an adverse effect on our consolidated financial condition or results of operations.

The calculation of tax assets and liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service (IRS) and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings and foreign tax liability and withholding. With our January 1, 2007 adoption of the guidance for accounting for uncertainty in income taxes, certain tax contingencies are recognized when they are determined to be more likely than not to occur. Although we believe we have adequately recorded tax assets and accrued for tax contingencies that meet this criterion, we may not fully recover our tax assets or may be required to pay taxes in excess of the amounts we have accrued. As of December 31, 2011 and 2010, there were certain

tax contingencies that did not meet the applicable criteria to record an accrual. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have an adverse effect on our consolidated financial condition or results of operations.

Our technologies may not be become patented, adopted by the Standards or widely deployed.

We invest significant resources in the development of advanced wireless technology and related solutions. However, certain of our inventions that we believe will be employed in current and future products, including 4G products, are the subject of patent applications where no patent has been issued to us yet by the relevant patent issuing authorities. There is no assurance that these applications will issue as patents, either at all or with claims that would be required by products in the market currently or in the future. Our investments may not be recoverable or may not result in meaningful revenue if a sufficient number of our technologies are not patented and adopted by the relevant Standards or if products based on the technologies in which we invest are not widely deployed. Competing digital wireless technologies could reduce the opportunities for the adoption or deployment of technologies we develop. If the technologies in which we invest do not become patented or are not adopted by the relevant Standards or deployed in the mainstream markets, at all or at the rate or within time periods we expect, or if we are unable to secure partner support for our technologies, our business, financial condition and operating results could be adversely affected.

We may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption and fail to enhance shareholder value.

We continue to evaluate and may acquire businesses, technology and/or intellectual property, enter into joint ventures or other strategic transactions and purchase equity and debt securities in other entities, including minority equity interests and corporate bonds/notes in publicly-traded and privately-held companies. In some cases, such strategic investments may serve as consideration for a license in lieu of cash royalties. Most strategic investments entail a high degree of risk and will not become liquid until more than one year from the date of investment, if at all. Acquisitions or strategic investments may not generate financial returns or result in increased adoption or continued use of our technologies. In addition, other investments may not generate financial returns or may result in losses due to market volatility, the general level of interest rates and inflation expectations. We could make strategic investments in early-stage companies, which require us to consolidate or record our share of the earnings or losses of those companies. Our share of any such losses may adversely affect our financial results until we exit from or reduce our exposure to these investments.

Achieving the anticipated benefits of acquisitions depends in part upon our ability to integrate the acquired businesses in an efficient and effective manner. The integration of acquired companies or businesses may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. We cannot assure you that the integration of acquired businesses, technology and/or intellectual property with our business will result in the realization of the full benefits we anticipate to result from such acquisitions. We may not derive any commercial value from the acquired technology, products and intellectual property or from future technologies and products based on the acquired technology and/or intellectual property, and we may be subject to liabilities that are not covered by the indemnification protection we may obtain.

It can be difficult for us to verify royalty amounts owed to us under our licensing agreements, and this may cause us to lose potential revenue.

The standard terms of our license agreements require our licensees to document the sale of licensed products and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time consuming, incomplete and subject to dispute. From time to time, we audit certain of our licensees to verify independently the accuracy of the information contained in their royalty reports in an effort to decrease the likelihood that we will not receive the royalty revenues to which we are entitled under the terms of our license agreements, but we cannot give assurances that these audits will be numerous enough and/or effective to that end.

Due to the nature of our business, we could be involved in a number of litigation, arbitration and administrative proceedings to enforce our intellectual property rights.

While some companies seek licenses before they commence manufacturing and/or selling devices that use our patented inventions, most do not. Consequently, we approach companies and seek to establish license agreements for using our inventions. We expend significant time and effort identifying potential users of our inventions and negotiating license agreements with companies that may be reluctant to take licenses. However, if we believe that a third party is required to take a license to our patents in order to manufacture, sell, offer for sale, import, or use products, we may commence legal or administrative action against the third party if they refuse to enter into a license agreement with us. In turn, we could face counterclaims that challenge the essential nature of our patents, that our patents are invalid, unenforceable or not infringed or that our royalty rates are other than fair, reasonable and nondiscriminatory. As a result of enforcing our patents, we could be subject to significant legal fees and costs, including the costs and fees of opposing counsel in certain jurisdictions if we are unsuccessful. In addition, litigation, arbitration and administrative proceedings require significant key employee involvement for significant periods of time, which could divert these employees from other business activities.

In addition, the cost of enforcing and defending our intellectual property has been and may continue to be significant. Litigation may be required to enforce our intellectual property rights, protect our trade secrets, enforce patent license and confidentiality agreements or determine the validity, enforceability and scope of proprietary rights of others. In addition, third parties could commence litigation against us seeking to invalidate our patents or obtain a determination that our patents are not infringed, are not essential, are invalid or are unenforceable. As a result of any such litigation, we could lose our proprietary rights or incur substantial unexpected operating costs. Any action we take to protect our intellectual property rights could be costly and could require significant amounts of time by key members of executive management and other personnel.

Challenges in defending and enforcing our patent rights could cause our revenue and cash flow to decline.

Major telecommunications equipment manufacturers have challenged, and we expect will continue to challenge, the infringement, validity and enforceability of certain of our patents. In some instances, certain of our patent claims could be substantially narrowed or declared invalid, unenforceable, not essential or not infringed. We cannot assure that the validity and enforceability of our patents will be maintained or that our patents will be determined to be applicable to any particular product or Standard. Moreover, third parties could attempt to circumvent certain of our patents through design changes. Any significant adverse finding as to the validity, enforceability or scope of certain of our patents and/or any successful design-around of certain patents could result in the loss of patent licensing revenue from existing licensees, through termination or modification of agreements or otherwise, and could substantially impair our ability to secure new patent licensing arrangements, either at all or on beneficial terms.

Rulings in third party legal proceedings, increased scrutiny by antitrust authorities and the outcome of potential patent legislation, USPTO rule changes and international patent rule changes may affect our strategies for patent prosecution, licensing and enforcement and may increase our costs of doing business.

The potential effect of rulings in legal proceedings among third parties may affect our strategies for patent prosecution, licensing, and enforcement. In addition, domestic and foreign antitrust authorities have recently increased their scrutiny of the use of "standard essential patents" in the mobile wireless industry, including the enforcement of such patents against competitors. Such scrutiny may lead to an increase in antitrust inquiries and/or enforcement actions and/or impact the availability of injunctive and monetary relief, which may adversely affect our strategies for patent prosecution, licensing and enforcement and increase our costs of operation. Finally, changes to certain U.S. and international patent laws, rules and regulations may occur in the future, some or all of which may affect our costs, the scope of future patent coverage we secure and remedies we may be entitled to in patent litigation, and may require us to reevaluate and modify our patent prosecution, licensing and enforcement strategies. We continue to monitor and evaluate our strategies for prosecution, licensing and enforcement with regard to these developments; however, any resulting change in such strategies may have an adverse impact on our business and financial condition.

Consolidation in the wireless communications industry could adversely affect our business.

The wireless communications industry has experienced consolidation of participants and sales of participants or their businesses, and these trends may continue. Any concentration or sale within the wireless industry may reduce the number of licensing opportunities or, in some instances, result in the reduction, loss or elimination of existing royalty obligations. Further, if wireless carriers consolidate with companies that utilize technologies that are competitive with our technologies or that are not covered by our patents, we could lose market opportunities, which could negatively impact our revenues and financial condition.

We face risks from doing business in international markets.

A significant portion of our licensees are international, and our licensees sell their products to markets throughout the world. Accordingly, we could be subject to the effects of a variety of uncontrollable and changing factors, including, but not limited to: difficulty in protecting our intellectual property in foreign jurisdictions; enforcing contractual commitments in foreign jurisdictions or against foreign corporations; government regulations, tariffs and other applicable trade barriers; currency control regulations and variability in the value of the U.S. dollar against foreign currency; social, economic and political instability; natural disasters, acts of terrorism, widespread illness and war; potentially adverse tax consequences; and general delays in remittance of and difficulties collecting non-U.S. payments. In addition, we also are subject to risks specific to the individual countries in which we and our licensees do business.

Our industry is subject to rapid technological change, uncertainty and shifting market opportunities.

Our success depends, in part, on our ability to define and keep pace with changes in industry Standards, technological developments and varying customer requirements. Changes in industry Standards and needs could adversely affect the development of, and demand for, our technology, rendering our technology currently under development obsolete and unmarketable. The patents and applications comprising our portfolio have fixed terms, and, if we fail to anticipate or respond adequately to these changes through the development or acquisition of new patentable inventions, patents or other technology, we could miss a critical market opportunity, reducing or eliminating our ability to capitalize on our patents, technology solutions or both.

The high amount of capital required to obtain radio frequency licenses, deploy and expand wireless networks and obtain new subscribers could slow the growth of the wireless communications industry and adversely affect our business.

Our growth is dependent upon the increased use of wireless communications services that utilize our technology. In order to provide wireless communications services, wireless operators must obtain rights to use specific radio frequencies. The allocation of frequencies is regulated in the United States and other countries throughout the world, and limited spectrum space is allocated to wireless communications services. Industry growth may be affected by the amount of capital required to obtain licenses to use new frequencies, deploy wireless networks to offer voice and data services, expand wireless networks to grow voice and data services and obtain new subscribers. The significant cost of licenses, wireless networks and subscriber additions may slow the growth of the industry if wireless operators are unable to obtain or service the additional capital necessary to implement or expand advanced wireless networks. The growth of our business could be adversely affected if this occurs.

Market projections and data are forward-looking in nature.

Our strategy is based on our own projections and on analyst, industry observer and expert projections, which are forward-looking in nature and are inherently subject to risks and uncertainties. The validity of their and our assumptions, the timing and scope of wireless markets, economic conditions, customer buying patterns, timeliness of equipment development, pricing of products, growth in wireless telecommunications services that

would be delivered on wireless devices and availability of capital for infrastructure improvements could affect these predictions. In addition, market data upon which we rely is based on third party reports that may be inaccurate. The inaccuracy of any of these projections and/or market data could adversely affect our operating results and financial condition.

The markets for our technology solutions may fail to materialize in the manner we expect.

We are positioning our current development projects for the evolving advanced digital wireless markets. Certain of these markets may continue to develop at a slower rate or pace than we expect and may be of a smaller size than we expect. In addition, there could be fewer applications for our technology and products than we expect. The development of advanced wireless markets also could be affected by general economic conditions, customer buying patterns, timeliness of equipment development, pricing of advanced wireless infrastructure and mobile devices, rate of growth in telecommunications services and the availability of capital for, and the high cost of, radio frequency licenses and infrastructure improvements. Failure of the markets for our technologies and/or our products to materialize to the extent or at the rate we expect could reduce our opportunities for sales and licensing and could materially adversely affect our long-term business, financial condition and operating results.

We face competition from companies developing other or similar technologies.

We face competition from companies, including the in-house development teams at wireless device and semiconductor manufacturing companies and operators, developing other and similar technologies that are competitive with our solutions that we may set forth into the Standards setting arena. Due to competing solutions, our solutions may not be adopted by the relevant Standards. In addition, in licensing our patent portfolio, we may compete with other companies, many of whom also claim to hold essential patents, for a share of the available royalties. In any device or piece of equipment that contains intellectual property, the manufacturer may need to obtain a license from multiple holders of intellectual property. To the extent that multiple parties all seek royalties on the same product, the manufacturers could claim to have difficulty in meeting the financial requirements of each patent holder.

Our technology development activities may experience delays.

We may experience technical, financial, resource or other difficulties or delays related to the further development of our technologies. Delays may have adverse financial effects and may allow competitors with comparable technology offerings to gain an advantage over us in the Standards setting arena. There can be no assurance that we will continue to have adequate staffing or that our development efforts will ultimately be successful. Moreover, certain of our technologies have not been fully tested in commercial use, and it is possible that they may not perform as expected. In such cases, our business, financial condition and operating results could be adversely affected, and our ability to secure new licensees and other business opportunities could be diminished.

We rely on relationships with third parties to develop and deploy technology solutions.

Successful exploitation of our technology solutions is partially dependent on the establishment and success of relationships with equipment producers and other industry participants. Delays or failure to enter into licensing or other relationships to facilitate technology development efforts or delays or failure to enter into technology licensing agreements to secure integration of additional functionality could impair our ability to introduce into the market portions of our technology and resulting products, cause us to miss critical market windows or impair our ability to remain competitive.

Changes in financial accounting standards or policies may affect our reported financial condition or results of operations.

From time to time the Financial Accounting Standards Board (the "FASB") and the SEC change their guidance governing the form and content of our external financial statements. In addition, accounting standard

setters and those who interpret U.S. generally accepted accounting principles ("GAAP"), such as the FASB, the SEC and the company's outside auditors, may change or even reverse their previous interpretations or positions with regard to how these standards should be applied. A change in accounting principles or their interpretation can have a significant effect on our reported results. In certain cases, the company could be required to apply new or revised guidance retroactively or apply existing guidance differently. For example, in November 2011, the FASB and International Accounting Standards Board released an updated exposure draft, *Revenue from Contracts with Customers*, which, if it becomes final, could significantly impact the timing of revenue recognition for new and existing contracts with licensees. This and other potential changes in reporting standards could substantially change our reporting practices in a number of areas, including revenue recognition and recording of assets and liabilities, and affect our reported financial condition or results of operations.

Currency fluctuations could negatively affect future product sales or royalty revenues or increase the U.S. dollar cost of our activities and international strategic investments.

We are exposed to risk from fluctuations in currencies, which may change over time as our business practices evolve, that could impact our operating results, liquidity and financial condition. We operate and invest globally. Adverse movements in currency exchange rates may negatively affect our business due to a number of situations, including the following:

- If the effective price of products sold by our licensees were to increase as a result of fluctuations in the exchange rate of the relevant currencies, demand for the products could fall, which in turn would reduce our royalty revenues.
- Assets or liabilities of our consolidated subsidiaries may be subject to the effects of currency fluctuations, which may affect our reported earnings. Our exposure to foreign currencies may increase as we expand into new markets.
- Certain of our operating and investing costs, such as foreign patent prosecution, are based in foreign currencies. If these costs are not subject to foreign exchange hedging transactions, strengthening currency values in selected regions could adversely affect our near-term operating expenses, investment costs and cash flows. In addition, continued strengthening of currency values in selected regions over an extended period of time could adversely affect our future operating expenses, investment costs and cash flows.

Unauthorized use or disclosure of our confidential information could adversely affect our business.

We enter into contractual relationships governing the protection of our confidential and proprietary information with our employees, consultants and prospective and existing licensees and strategic partners. If we are unable to detect in a timely manner the unauthorized use or disclosure of our proprietary or other confidential information or if we are unable to enforce our rights under such agreements, the misappropriation of such information could harm our business.

If wireless handsets are perceived to pose health and safety risks, demand for products of our licensees could decrease.

Media reports and certain studies have suggested that radio frequency emissions from wireless handsets may be linked to health concerns, such as brain tumors, other malignancies and genetic damage to blood, and may interfere with electronic medical devices, such as pacemakers, telemetry and delicate medical equipment. Growing concerns over radio frequency emissions, even if unfounded, could discourage the use of wireless handsets and cause a decrease in demand for the products of our licensees. In addition, concerns over safety risks posed by the use of wireless handsets while driving and the effect of any resulting legislation could reduce demand for the products of our licensees.

Risks Relating to Our Common Stock and the Notes

The price of our common stock is volatile and may decline regardless of our operating performance.

Historically, we have had large fluctuations in the price of our common stock, and such fluctuations could continue. From January 1, 2009 to February 24, 2012, the trading price of our common stock has ranged from a low of $18.41 per share to a high of $82.50 per share. The market price for our common stock is volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

- market conditions or trends in our industry or the economy as a whole;
- changes in operating performance and stock market valuations of other wireless communications companies generally;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;
- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC and announcements relating to licensing, technology development, litigation, arbitration and other legal proceedings in which we are involved and intellectual property impacting us or our business;
- announcements concerning strategic transactions, such as spin-offs, joint ventures and acquisitions or divestitures;
- investor perceptions as to the likelihood of achievement of near-term goals;
- changes in market share of significant licensees; and
- announcements of mergers or acquisition transactions.

In addition, the stock markets, and in particular the NASDAQ Global Select Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our increased indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under such indebtedness.

Our total consolidated long-term debt as of December 31, 2011 was approximately $230.0 million. This level of debt could have significant consequences on our future operations, including:

- making it more difficult for us to meet our payment and other obligations under our 2.50% senior convertible notes due 2016 (the "Notes");
- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the Notes.

Our ability to meet our payment and other obligations under the Notes depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us, in an amount sufficient to enable us to meet our payment obligations under the Notes and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the Notes, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the Notes, and this default could cause us to be in default on any other future outstanding indebtedness.

Our stockholders may not receive the level of dividends provided for in our dividend policy or any dividend at all, and any decrease in or suspension of the dividend could cause our stock price to decline.

Our initial dividend policy, adopted and announced in December 2010, contemplates the payment of a regular quarterly cash dividend of $0.10 per share on our outstanding common stock. We expect to continue to pay quarterly cash dividends on our common stock at the rate set forth in our current dividend policy. However, the dividend policy and the payment of future cash dividends under the policy are subject to the final determination each quarter by our Board of Directors that (i) the dividend will be made in compliance with laws applicable to the declaration and payment of cash dividends, including Section 1551(b) of the Pennsylvania Business Corporation Law, and (ii) the policy remains in our best interests, which determination will be based on a number of factors, including our earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions and other factors considered relevant by the Board of Directors. Given these considerations, our Board of Directors may increase or decrease the amount of the dividend at any time and may also decide to suspend or discontinue the payment of cash dividends in the future. Any decrease in the amount of the dividend, or suspension or discontinuance of payment of a dividend, could cause our stock price to decline.

If securities or industry analysts fail to continue publishing research about our business, if they change their recommendations adversely or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. In addition, it is possible that in some future period our operating results will be below the expectations of securities analysts or investors. If one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

The convertible note hedge transactions and warrant transactions that we entered into in connection with the offering of the Notes may affect our earnings per share and/or the market price for our common stock.

In connection with the offering of the Notes, we entered into convertible note hedge transactions with an affiliate of the initial purchaser (the "option counterparty"). We also sold warrants to the option counterparty. These transactions have been accounted for as an adjustment to our shareholders' equity. The convertible note hedge transactions are expected to reduce the potential equity dilution upon conversion of the Notes. The warrants will have a dilutive effect to the extent that the market value per common share of our common stock, as measured under the warrants, exceeds the strike price of the warrants at the time the warrants are exercisable.

In connection with establishing its initial hedge of these transactions, the option counterparty (and/or an affiliate thereof) purchased our common stock in open market transactions and/or privately negotiated transactions and/or entered various cash-settled derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the Notes. The option counterparty (and/or an affiliate thereof) may modify its hedge positions from time to time (including during any conversion period related to a conversion of the Notes) by entering into or unwinding various derivative transactions with respect to our common stock and/or by purchasing or selling our common stock in open market transactions and/or privately negotiated transactions. The effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the market price of our common stock.

Future sales or other dilution of our equity could depress the market price of our common stock.

Sales of our common stock in the public market, or the perception that such sales could occur, could negatively impact the market price of our common stock. We also have several institutional stockholders that own significant blocks of our common stock. If one or more of these stockholders were to sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our common stock could be negatively affected.

Under certain circumstances, shares of our common stock could be issued upon conversion of the Notes, which would dilute the ownership interest of our existing stockholders. In addition, the issuance of additional common stock, or issuances of securities convertible into or exercisable for our common stock or other equity linked securities, including preferred stock or warrants, would dilute the ownership interest of our common stockholders and could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Approved stock repurchase programs may not result in a positive return of capital to stockholders.

Our board-approved stock repurchase program may not return value to stockholders because the market price of the stock may decline significantly below the levels at which we repurchased shares of stock. Stock repurchase programs are intended to deliver stockholder value over the long term, but stock price fluctuations can reduce the effectiveness of such programs.

Provisions of the Notes could discourage an acquisition of us by a third party.

Certain provisions of the Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, including the sale of all or substantially all of our assets, holders of the Notes will have the right, at their option, to require us to repurchase all of their Notes or any portion of the principal amount of such Notes. We may also be required to issue additional shares upon conversion in the event of certain fundamental change transactions. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock and could have the effect of discouraging delaying or preventing an acquisition of us by a third party.

We are subject to counterparty risk with respect to the convertible note hedge transactions.

The option counterparty is a financial institution or the affiliate of a financial institution, and we will be subject to the risk that the option counterparty may default or otherwise fail to perform, or may exercise certain rights to terminate their obligations, under the convertible note hedge transactions. Our exposure to the credit risk of the option counterparty will not be secured by any collateral. Recent global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If the option counterparty become subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the convertible note hedge transactions. Our exposure will depend

on many factors but, generally, the increase in our exposure will be correlated to the increase in our common stock market price and in volatility of our common stock. In addition, upon a default by the option counterparty, we may suffer adverse tax consequences and dilution with respect to our common stock. We can provide no assurance as to the financial stability or viability of the option counterparty.

Item 1B. *UNRESOLVED STAFF COMMENTS.*

None.

Item 2. *PROPERTIES.*

We own, subject to a mortgage, our corporate headquarters, which is located in King of Prussia, Pennsylvania and consists of approximately 52,000 square feet of administrative office and research space. We are also a party to a lease, scheduled to expire in November 2012, for approximately 56,125 square feet of administrative office and research space in Melville, New York. In addition, we are a party to a lease for approximately 17,277 square feet of administrative office and research space in Montreal, Quebec, Canada. This lease, originally for 20,312 square feet, was scheduled to expire in June 2011. In December 2010, we entered into an amendment to such lease, pursuant to which, effective January 31, 2011, we surrendered 3,035 square feet of space and extended the lease term through June 2016. In first quarter 2011, we entered into a lease for approximately 5,100 square feet of research and corporate development space in San Diego, California. In May 2011, we exercised an option to expand this space to a total of approximately 7,630 square feet. This lease expires in May 2014. These four facilities are the principal locations for our technology development activities.

Item 3. *LEGAL PROCEEDINGS.*

Huawei China Proceedings

On February 21, 2012, InterDigital was served with two complaints filed by Huawei Technologies Co., Ltd. ("Huawei Technologies") in the Shenzhen Intermediate People's Court in China on December 5, 2011. The first complaint names as defendants InterDigital, Inc. and its wholly owned subsidiaries InterDigital Technology Corporation and InterDigital Communications, LLC (collectively, "InterDigital" for purposes of the discussion of this matter). This first complaint alleges that InterDigital had dominant market position in China and the United States in the market for the licensing of essential patents owned by InterDigital, and abused its market power by engaging in allegedly unlawful practices, including differentiated pricing, tying, and refusal to deal. Huawei Technologies seeks relief in the amount of 20.0 million RMB (approximately $3.2 million based on the current exchange rate), an order requiring InterDigital to cease the allegedly unlawful conduct, and compensation for its costs associated with this matter. The second complaint names as defendants InterDigital's wholly owned subsidiaries InterDigital Technology Corporation, InterDigital Communications, LLC, InterDigital Patent Holdings, Inc., and IPR Licensing, Inc. (collectively, "InterDigital" for purposes of the discussion of this matter). This second complaint alleges that InterDigital is a member of certain standards-setting organization(s); that it is the practice of certain standards-setting organization(s) that owners of essential patents included in relevant standards license those patents on fair, reasonable, and non-discriminatory ("FRAND") terms; and that InterDigital has failed to negotiate on FRAND terms with Huawei Technologies. Huawei Technologies is asking the court to determine the FRAND rate for licensing essential Chinese patents to Huawei Technologies and also seeks compensation for its costs associated with this matter.

Huawei Delaware State Court Proceeding

On October 25, 2011, Huawei Technologies Co., Ltd. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) (collectively, "Huawei") filed a complaint ("Complaint") with the Court of Chancery of the State of Delaware ("Court of Chancery") against InterDigital's wholly owned subsidiaries InterDigital Technology Corporation, IPR Licensing, Inc., and InterDigital Communications, LLC (collectively, "InterDigital"). The Complaint asserts causes of action for breach of contract, equitable estoppel, waiver, and

declaratory judgment. The Complaint seeks to enforce alleged contractual commitments made by InterDigital to license on FRAND terms patents Huawei claims InterDigital has declared essential to various 3G wireless standards. The Complaint further requests a declaratory judgment that InterDigital has not offered licenses on FRAND terms to such patents, a declaratory judgment that InterDigital is equitably estopped and has waived its right to seek injunctive or exclusionary relief for Huawei's alleged infringement of such patents, including but not limited to such relief as sought in InterDigital's U.S. International Trade Commission ("USITC" or the "Commission") proceeding against Huawei, and a declaratory judgment determining an appropriate FRAND royalty for InterDigital's United States patents that Huawei claims have been declared essential to a standard used by Huawei's accused products. On the same date that the Complaint was filed, Huawei filed a motion seeking expedited proceedings.

On November 14, 2011, InterDigital filed an opposition to Huawei's motion to expedite proceedings and filed a motion to stay or dismiss the proceedings. On November 16, 2011, the Court of Chancery denied Huawei's motion to expedite and requested a status update within 30 days. On December 16, 2011, InterDigital and Huawei submitted separate status reports to the Court of Chancery on the parallel proceedings in the USITC and the District of Delaware (discussed below).

Nokia, Huawei, ZTE and LG USITC Proceeding and Related Delaware District Court Proceeding

On July 26, 2011, InterDigital's wholly owned subsidiaries InterDigital Communications, LLC, InterDigital Technology Corporation and IPR Licensing, Inc. (collectively, the "Company," "InterDigital," "we," or "our" for the purposes of the discussion of this matter) filed a complaint with the USITC against Nokia Corporation and Nokia Inc. (collectively, "Nokia"), Huawei Technologies Co., Ltd. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) (collectively, "Huawei") and ZTE Corporation and ZTE (USA) Inc. (collectively, "ZTE" and together with Nokia and Huawei, "Respondents"), alleging that they engaged in unfair trade practices by making for importation into the United States, importing into the United States, and selling after importation into the United States, certain 3G wireless devices (including WCDMA and cdma2000®capable mobile phones, USB sticks, mobile hotspots, and tablets, and components of such devices) that infringe seven of InterDigital's U.S. patents (the "Asserted Patents"). The action also extends to certain WCDMA and cdma2000® devices incorporating WiFi functionality. InterDigital's complaint with the USITC seeks an exclusion order that would bar from entry into the U.S. any infringing 3G wireless devices (and components) that are imported by or on behalf of Respondents, and also seeks a cease and desist order to bar further sales of infringing products that have already been imported into the United States. On August 31, 2011, the USITC formally instituted an investigation against Respondents. On October 5, 2011, InterDigital filed a motion requesting that the USITC add LG Electronics, Inc., LG Electronics U.S.A., Inc. and LG Electronics Mobilecomm U.S.A., Inc. (collectively, "LG") as respondents to the Company's USITC complaint, and that the USITC add an additional patent to the USITC complaint as well. On December 5, 2011, the Administrative Law Judge ("ALJ") granted this motion, and on December 21, 2011, the Commission determined not to review the ALJ's determination, thus adding the LG entities as respondents and including allegations of infringement of the additional patent.

On September 29, 2011, Nokia filed a motion to terminate the USITC investigation, arguing that InterDigital's alleged commitment to the European Telecommunications Standards Institute ("ETSI") regarding the licensing of essential patents on FRAND terms allegedly resulted in InterDigital's waiver of the right to seek exclusionary relief at the USITC. On October 19, 2011, InterDigital filed its opposition to the motion to terminate.

On October 6, 2011, Nokia filed a motion to stay the USITC investigation based on its allegations that InterDigital had violated the protective order in the prior USITC investigation between InterDigital and Nokia (described below). On October 21, 2011, InterDigital filed its opposition to Nokia's motion to stay. On December 22, 2011, the ALJ denied Nokia's motion to stay.

On December 5, 2011, the ALJ modified the procedural schedule for the USITC investigation, and set a trial date of October 22 to November 2, 2012. The target date for completion of the USITC investigation has been extended from February 28, 2013 to June 28, 2013. The parties have submitted a draft procedural schedule consistent with the ALJ's trial date.

On January 20, 2012, LG filed a motion to terminate the USITC investigation alleging there is an arbitrable dispute. InterDigital filed its response opposing LG's motion on February 6, 2012.

On the same date that InterDigital filed the present USITC action (referenced above), we filed a parallel action in the United States District Court for the District of Delaware (the "Delaware District Court") against the Respondents alleging infringement of the same Asserted Patents identified in the USITC complaint. The Delaware District Court complaint seeks a permanent injunction and compensatory damages in an amount to be determined, as well as enhanced damages based on willful infringement, and recovery of reasonable attorneys' fees and costs. On September 23, 2011, the defendants in the Delaware District Court complaint filed a motion to stay the Delaware District Court action pending the parallel proceedings in the USITC. Because the USITC has instituted the investigation referenced above, the defendants have a statutory right to a mandatory stay of the Delaware District Court proceeding pending a final determination in the USITC. On October 3, 2011, InterDigital amended the Delaware District Court complaint, adding LG as a defendant and adding the same additional patent that InterDigital requested be added to the USITC complaint referenced above. On October 10, 2011, the Company filed a statement of non-opposition to the motion to stay. On October 11, 2011, the Delaware District Court granted defendants' motion to stay.

On November 30, 2011, Huawei filed a motion to partially lift the stay to adjudicate certain proposed counterclaims premised on InterDigital's purported breach of certain FRAND obligations, while the rest of the case remains stayed. On December 16, 2011, ZTE (USA) Inc. ("ZTE USA") filed a pleading joining in Huawei's motion, and seeking to partially lift the stay so that ZTE USA's similar FRAND-based counterclaims can be adjudicated. On December 19, 2011, InterDigital filed a brief responding to Huawei's motion and seeking a discretionary stay with respect to Huawei's and ZTE USA's proposed counterclaims. On December 30, 2011, Huawei filed its reply brief in support of its motion to partially lift the stay. On January 9, 2012, InterDigital filed its reply brief in support of its request for a discretionary stay of Huawei's and ZTE USA's proposed counterclaims.

Prior Nokia USITC Proceeding and Federal Circuit Appeal

In August 2007, InterDigital filed a complaint with the USITC against Nokia Corporation and Nokia, Inc. (collectively, "Nokia") alleging that Nokia engaged in an unfair trade practice by selling for importation into the United States, importing into the United States, and selling after importation into the United States, certain 3G mobile handsets and components that infringe two of InterDigital's patents. In November and December 2007, a third patent and fourth patent, respectively, were added to our complaint against Nokia. The complaint seeks an exclusion order barring from entry into the United States infringing 3G mobile handsets and components that are imported by or on behalf of Nokia. Our complaint also seeks a cease-and-desist order to bar further sales of infringing Nokia products that have already been imported into the United States.

Nokia then unsuccessfully sought to terminate or stay the USITC investigation against it on the ground that Nokia and we must first arbitrate an alleged dispute as to whether Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation. After that effort failed, Nokia sought and obtained a preliminary injunction in the U.S. District Court for the Southern District of New York preventing us from proceeding in the USITC against Nokia. Shortly after the issuance of the preliminary injunction, the Nokia USITC investigation was stayed, and the Nokia investigation was de-consolidated from an investigation we had earlier initiated against Samsung in the USITC, which permitted the Samsung USITC investigation to move forward.

In July 2008, the United States Court of Appeals for the Second Circuit reversed the preliminary injunction obtained by Nokia. In September 2008, the Administrative Law Judge lifted the stay in the Nokia USITC investigation. In March 2009, the U.S. District Court for the Southern District of New York dismissed Nokia's claims relating to its alleged license dispute.

The evidentiary hearing in the Nokia USITC investigation was held from May 26, 2009 through June 2, 2009. On August 14, 2009, the Administrative Law Judge issued an Initial Determination finding no violation of Section 337 of the Tariff Act of 1930. The Initial Determination found that our patents were valid and enforceable, but that Nokia did not infringe these patents. In the event that a Section 337 violation were to be found by the USITC, the Administrative Law Judge recommended the issuance of a limited exclusion order barring entry into the United States of infringing Nokia 3G WCDMA handsets and components as well as the issuance of appropriate cease and desist orders. On August 31, 2009, we filed a petition for review of certain issues raised in the August 14, 2009 Initial Determination. On that same date, Nokia also filed a contingent petition for review of certain issues in the Initial Determination. Responses to both petitions were filed on September 8, 2009.

On October 16, 2009, the USITC issued a notice that it had determined to review in part the Initial Determination, and that it affirmed the Administrative Law Judge's determination of no violation and terminated the investigation.

On November 30, 2009, InterDigital filed with the United States Court of Appeals for the Federal Circuit a petition for review of certain rulings by the USITC. On December 17, 2009, Nokia filed a motion to intervene in the appeal, which was granted by the Court in January 2010. In our appeal, we seek reversal of the USITC's claim constructions and non-infringement findings with respect to certain claim terms in U.S. Patent Nos. 7,190,966 and 7,286,847, vacatur of the USITC's determination of no Section 337 violation, and a remand for further proceedings before the USITC. Nokia and the USITC argue in their appeal briefs that the USITC correctly construed the claim terms asserted by us in our appeal and that the USITC properly determined that Nokia did not infringe the patents on appeal. Nokia also argues that the USITC's finding of noninfringement should be affirmed based on an additional claim term. Nokia further argues that the USITC erred in finding that we could satisfy the domestic industry requirement based solely on our patent licensing activities and without proving that an article in the United States practices the claimed inventions, and that the USITC's finding of no Section 337 violation should be affirmed on that additional basis. On January 13, 2011, the Court heard oral argument in the appeal. The Court has not yet issued a decision in the appeal. Refer to Note 8 to our Consolidated Financial Statements for further discussion regarding these Nokia proceedings.

Nokia Delaware Proceeding

In January 2005, Nokia filed a complaint in the U.S. District Court for the District of Delaware ("Delaware District Court") against InterDigital Communications Corporation (now IDC) and ITC (for purposes of the Nokia Delaware Proceeding described herein, IDC and ITC are collectively referred to as "InterDigital," "we," or "our"), alleging that we have used false or misleading descriptions or representations regarding our patents' scope, validity, and applicability to products built to comply with 3G wireless phone Standards ("Nokia Delaware Proceeding"). Nokia's amended complaint seeks declaratory relief, injunctive relief and damages, including punitive damages, in an amount to be determined. We subsequently filed counterclaims based on Nokia's licensing activities as well as Nokia's false or misleading descriptions or representations regarding Nokia's 3G patents and Nokia's undisclosed funding and direction of an allegedly independent study of the essentiality of 3G patents. Our counterclaims seek injunctive relief as well as damages, including punitive damages, in an amount to be determined.

On December 10, 2007, pursuant to a joint request by the parties, the Delaware District Court entered an order staying the proceedings pending the full and final resolution of InterDigital's USITC investigation against Nokia. Specifically, the full and final resolution of the USITC investigation includes any initial or final

determinations of the Administrative Law Judge overseeing the proceeding, the USITC, and any appeals therefrom. Pursuant to the order, the parties and their affiliates are generally prohibited from initiating against the other parties, in any forum, any claims or counterclaims that are the same as the claims and counterclaims pending in the Nokia Delaware Proceeding, and should any of the same or similar claims or counterclaims be initiated by a party, the other parties may seek dissolution of the stay.

Except for the Nokia Delaware Proceeding and the Nokia Arbitration Concerning Presentations (described below), the order does not affect any of the other legal proceedings between the parties, including the Nokia USITC Proceeding (described above).

Nokia Arbitration Concerning Presentations

In November 2006, InterDigital Communications Corporation (now IDC) and ITC filed a request for arbitration with the International Chamber of Commerce against Nokia ("Nokia Arbitration Concerning Presentations"), claiming that certain presentations Nokia has attempted to use in support of its claims in the Nokia Delaware Proceeding are confidential and, as a result, may not be used in the Nokia Delaware Proceeding pursuant to the parties' agreement.

The December 10, 2007 order entered by the Delaware District Court to stay the Nokia Delaware Proceeding (described above) also stayed the Nokia Arbitration Concerning Presentations pending the full and final resolution of the USITC investigation against Nokia as described above.

Item 4. *MINE SAFETY DISCLOSURES.*

Not applicable.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information

The principal market for our common stock is the NASDAQ Stock Market ("NASDAQ"). The following table sets forth the high and low sales prices of our common stock for each quarterly period in 2011 and 2010, as reported by NASDAQ.

	High	Low
2011		
First quarter	$58.64	$40.15
Second quarter	49.57	34.61
Third quarter	82.50	41.20
Fourth quarter	52.60	38.51

	High	Low
2010		
First quarter	$28.34	$23.37
Second quarter	29.98	22.30
Third quarter	29.66	23.73
Fourth quarter	43.35	28.90

Holders

As of February 23, 2012, there were 977 holders of record of our common stock.

Dividends

Prior to 2010, we had not declared any cash dividends on our shares of common stock. In fourth quarter 2010, our Board of Directors approved the Company's initial dividend policy and declared the first quarterly cash dividend of $0.10 cents per share. Cash dividends on the Company's outstanding common stock declared in 2011 and 2010 were as follows (in thousands, except per share data):

	Per Share	Total	Cumulative by Fiscal Year
2011			
First quarter	$0.10	$ 4,535	$ 4,535
Second quarter	0.10	4,540	9,075
Third quarter	0.10	4,549	13,624
Fourth quarter	0.10	4,570	18,194
	$0.40	$18,194	
2010			
First quarter	$ —	$ —	$ —
Second quarter	—	—	—
Third quarter	—	—	—
Fourth quarter	0.10	4,526	4,526
	$0.10	$ 4,526	

We currently expect to continue to pay comparable cash dividends in the future; however, continued payment of cash dividends and changes in the Company's dividend policy will depend on the company's earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions, and other factors considered relevant by our Board of Directors.

Performance Graph

The following graph compares five-year cumulative total returns of the Company, the NASDAQ Composite Index and the NASDAQ Telecommunications Stock Index. The graph assumes $100 was invested in the common stock of InterDigital and each index as of December 31, 2006 and that all dividends were re-invested.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among InterDigital Inc., the NASDAQ Composite Index
And the NASDAQ Telecommunications Index
DOLLARS
150
125
100
75
50
12/06
12/07
12/08
12/09
12/10
12/11
InterDigital, Inc.
NASDAQ Composite
NASDAQ Telecommunications

	12/06	12/07	12/08	12/09	12/10	12/11
InterDigital, Inc.	**100.00**	**69.54**	**81.97**	**79.17**	**124.11**	**131.28**
NASDAQ Composite	**100.00**	**110.26**	**65.65**	**95.19**	**112.10**	**110.81**
NASDAQ Telecommunications	**100.00**	**113.32**	**61.52**	**85.61**	**94.28**	**83.51**

Issuer Purchases of Equity Securities

Repurchase of Common Stock

There were no repurchases of common stock during 2011.

Item 6. ***SELECTED FINANCIAL DATA.***

	2011	2010	2009	2008	2007
		(in thousands except per share data)			
Consolidated statements of operations data:					
Revenues	$301,742	$394,545	$297,404	$228,469	$234,232
Income from operations(a)	$134,757	$235,873	$113,889	$ 36,533	$ 23,054
Income tax provision(b)	$(35,140)	$(84,831)	$(25,447)	$(13,755)	$(11,999)
Net income applicable to common shareholders	$ 89,468	$153,616	$ 87,256	$ 26,207	$ 20,004
Net income per common share — basic	$ 1.97	$ 3.48	$ 2.02	$ 0.58	$ 0.42
Net income per common share — diluted	$ 1.94	$ 3.43	$ 1.97	$ 0.57	$ 0.40
Weighted average number of common shares outstanding — basic	45,411	44,084	43,295	44,928	47,766
Weighted average number of common shares outstanding — diluted	46,014	44,824	44,327	45,964	49,489
Cash dividends declared per common share	$ 0.40	$ 0.10	$ —	$ —	$ —
Consolidated balance sheets data:					
Cash and cash equivalents	$342,211	$215,451	$210,863	$100,144	$ 92,018
Short-term investments	335,783	326,218	198,943	41,516	85,449
Working capital	595,734	440,996	449,762	114,484	214,229
Total assets	996,968	874,643	908,485	405,768	534,885
Total debt	192,709	468	1,052	2,929	3,717
Total shareholders' equity	$471,682	$353,116	$169,537	$ 87,660	$137,067

(a) In 2009, our income from operations included charges of $38.6 million associated with actions to reposition the Company's operations. In 2008, the Company recognized a $3.9 million non-recurring benefit associated with a reduction in a contingent liability, and, in 2007, the Company recognized non-recurring charges totaling $24.4 million associated with increases to contingent liabilities.

(b) In 2011, our income tax provision included benefits of $6.8 million related to the favorable resolution of tax contingencies and $1.5 million associated with after tax interest income on tax refunds. In 2009, our income tax provision included a net benefit of approximately $16.4 million, primarily related to the recognition of foreign tax credits. See Note 10 to the Consolidated Financial Statements for further discussion on these foreign tax credits.

Item 7. ***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.***

OVERVIEW

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements, and the notes thereto contained in this Form 10-K. Please refer to the Glossary of Terms immediately following the Table of Contents for a listing and detailed description of the various technical, industry, and other defined terms that are used in this Form 10-K.

Business

InterDigital designs and develops advanced technologies that enable and enhance wireless communications and monetizes such technologies through licensing and other revenue opportunities. Since our founding in 1972, we have designed and developed a wide range of innovations that are used in digital cellular and wireless products and networks, including 2G, 3G, 4G and IEEE 802-related products and networks. We are a leading contributor of intellectual property to the wireless communications industry and as of December 31, 2011 held, through wholly owned subsidiaries, a portfolio of over 19,500 patents and patent applications related to the

fundamental technologies that enable wireless communications. Included in our portfolio are a number of patents and patent applications that we believe are or may be essential or may become essential to cellular and other wireless Standards, including 2G, 3G, 4G and the IEEE 802 suite of Standards. We believe that companies making, using or selling products compliant with these Standards, which include all manufacturers of mobile handsets, require a license under our patents and will require licenses under patents that may issue from our pending patent applications. Products incorporating our patented inventions include: mobile devices, such as cellular phones, tablets, notebook computers and wireless personal digital assistants; wireless infrastructure equipment, such as base stations; and components, dongles and modules for wireless devices. In 2011, we believe we recognized revenue from over half of all 3G mobile devices sold worldwide, including those sold by leading mobile communications companies such as Apple, HTC, RIM and Samsung.

We develop advanced technologies that we expect will improve the wireless user's experience and enable the delivery of a broad array of information and services. This includes next-generation wireless air interfaces and technologies to enhance connectivity and mobility across networks and devices and technologies that support more efficient transportation of information. We actively participate in, and contribute our technology solutions to, worldwide organizations responsible for the development and approval of Standards with which digital cellular and IEEE 802-compliant products and services are designed to operate in accordance. We offer licenses to our patents to equipment producers that manufacture, use or sell digital cellular and IEEE 802-related products. In addition, we offer for license or sale our mobile broadband modem solutions (modem IP, know-how, and reference platforms) to mobile device manufacturers, semiconductor companies, and other equipment producers that manufacture, use or sell digital cellular products. We built our suite of technology and patent offerings primarily through internal development, but also through participation in joint development projects with other companies, as well as select acquisitions. We have formed strategic relationships with a number of leading technology companies that share our vision and complement our internal research and development efforts. Currently, we generate revenues primarily from royalties received under our patent license agreements. We also generate revenues by licensing our technology solutions and providing related development support.

In 2011, 2010, and 2009, our total revenues were $301.7 million, $394.5 million, and $297.4 million, respectively, and our patent licensing revenues were $295.3 million, $370.2 million, and $287.6 million, respectively. Patent licensing revenue made up at least 94% of our total revenues in each period.

In 2011, the amortization of fixed fee royalty payments accounted for approximately 46% of our patent licensing revenues. These fixed fee revenues are not affected by the related licensees' success in the market or the general economic climate. The majority of the remaining portion of our patent licensing revenue is variable in nature due to the per-unit structure of the related license agreements. Approximately 41% of this per-unit variable portion for 2011 related to sales of product by Japanese licensees for whom the majority of the sales are within Japan. As a result, our per-unit variable patent license royalties have been, and will continue to be, largely influenced by sales within the Japanese market.

Strategic Alternatives Review

On July 19, 2011, we announced that our Board of Directors had initiated a process to explore and evaluate potential strategic alternatives for the Company, including a sale or other transaction. On January 23, 2012, we announced that our Board of Directors had concluded its review of strategic alternatives for the Company and determined that it was in the best interests of the Company and its shareholders to execute on the company's business plan and to expand the plan to include patent sales and licensing partnerships. For additional information regarding the company's business strategy, see "Part I. Item 1. Business — InterDigital's Strategy."

Patent License Agreements

In first quarter 2011, we entered into a worldwide, non-transferable, non-exclusive, royalty-bearing patent license agreement with Acer, Inc., a multinational corporation headquartered in Taiwan. The products designated as licensed under the agreement are designed to operate in accordance with 2G, 3G and 4G wireless technologies, including LTE, LTE-Advanced, and WiMax Standards.

2011 patent license activity was affected by our July 2011 announcement that our Board of Directors had commenced a process to explore and evaluate potential strategic alternatives for the Company.

Expiration of Patent License Agreements

In 2012, we will recognize the remaining $102.7 million of revenue associated with the 2009 Samsung PLA. Samsung contributed approximately $102.7 million, or 34%, of our revenue in 2011. The Samsung PLA covers the sale of single mode terminal units and infrastructure designed to operate in accordance with TDMA-based 2G Standards, which portion of the license became paid-up in 2010, and the sale of terminal units and infrastructure designed to operate in accordance with 3G Standards through 2012. Pursuant to the 2009 Samsung PLA, Samsung paid InterDigital $400.0 million in four equal installments over an 18-month period. Samsung paid the first two of four $100.0 million installments in 2009. We received the third and fourth $100.0 million installments in January 2010 and July 2010. Upon expiration of the 2009 Samsung PLA at the end of 2012, Samsung will retain its paid-up license to sell single mode terminal units and infrastructure designed to operate in accordance with TDMA-based 2G Standards and become unlicensed as to all other products covered under the agreement.

RIM contributed approximately $42.9 million, or 14%, of our revenue in 2011. Our patent license agreement with RIM currently covers the sale of terminal units designed to operate in accordance with GSM/GPRS/EDGE, TIA/EIA-95 and 3G Standards, and expires on December 31, 2012. Under the terms of the agreement, RIM is obligated to pay a royalty on each licensed product sold by RIM or its affiliates and we recognize revenue associated with this agreement as sales of licensed products are reported. Upon expiration of the agreement at the end of 2012, RIM will become unlicensed as to all products covered under the agreement.

In addition, we expect that a patent license agreement with one of our per-unit Japanese licensees will expire in 2012. During 2011, this licensee reported $11.5 million of royalties and, based on those reports, at December 31, 2011 had a remaining prepaid balance of $3.3 million under its agreement. Once this licensee has exhausted its remaining prepaid balance, this patent license agreement will expire.

We continue to place substantial focus on renewing agreements that have expired or will expire and on expanding our patent licensee base, both with the top-tier handset manufacturers and other market participants.

Patent Licensing Royalties

Patent licensing royalties in 2011 of $295.3 million decreased 20% from the prior year and represented the most significant portion of our total revenue of $301.7 million. This $74.9 million year-over-year decrease in patent licensing royalties was primarily driven by a $57.5 million decrease due to the expiration of the 3G portion of our patent license agreement with LG Electronics, Inc. ("LG") at the end of 2010 and a $27.7 million decrease in past sales. These decreases were partially offset by an aggregate increase in per-unit royalties due to strong sales from our existing licensees with concentrations in smartphones. Refer to "Results of Operations — 2011 Compared with 2010" for further discussion of our 2011 revenue.

Technology Solutions

We are engaged in arbitration to determine whether royalties are owed on specific product classes pursuant to one of our technology solutions agreements. As of December 31, 2011 and December 31, 2010, we have deferred related revenue of $29.7 million and $8.6 million, respectively. These amounts have either been collected or recorded in accounts receivable on their respective balance sheet dates.

United States International Trade Commission Proceedings

Nokia, Huawei, ZTE and LG U.S. International Trade Commission ("USITC") Proceeding and Related Delaware District Court Proceeding

On July 26, 2011, InterDigital's wholly-owned subsidiaries InterDigital Communications, LLC, InterDigital Technology Corporation and IPR Licensing, Inc. (collectively, the "Company," "InterDigital," "we," or "our" for the purposes of the discussion of this matter) filed a complaint with the USITC against Nokia Corporation and Nokia Inc. (collectively, "Nokia"), Huawei Technologies Co., Ltd. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) (collectively, "Huawei") and ZTE Corporation and ZTE (USA) Inc. (collectively, "ZTE" and together with Nokia and Huawei, "Respondents"), alleging that they engaged in unfair trade practices by making for importation into the United States, importing into the United States, and selling after importation into the United States, certain 3G wireless devices that infringe seven of InterDigital's U.S. patents (the "Asserted Patents"). The action also extends to certain WCDMA and cdma2000® devices incorporating WiFi functionality. On August 31, 2011, the USITC formally instituted an investigation against Respondents. On October 5, 2011, InterDigital filed a motion requesting that the USITC add LG Electronics, Inc., LG Electronics U.S.A., Inc. and LG Electronics Mobilecomm U.S.A., Inc. (collectively, "LG") as respondents to the Company's USITC complaint, and that the USITC add an additional patent to the USITC complaint as well. On December 5, 2011, the Administrative Law Judge ("ALJ") granted this motion, and on December 21, 2011 the USITC determined not to review the ALJ's determination, thus adding the LG entities as respondents and including allegations of infringement of the additional patent. The ALJ has set a trial date of October 22 to November 2, 2012 and has set a target date of June 28, 2013 for completion of the USITC investigation.

On the same date that InterDigital filed the present USITC action (referenced above), we filed a parallel action in the United States District Court for the District of Delaware (the "Delaware District Court") against the Respondents alleging infringement of the same Asserted Patents identified in the USITC complaint. On October 3, 2011, InterDigital amended the Delaware District Court complaint, adding LG as a defendant and adding the same additional patent that InterDigital requested be added to the USITC complaint referenced above. The Delaware District Court action has been stayed pending the parallel proceedings in the USITC.

Prior Nokia USITC Proceeding/Federal Circuit Appeal

The United States Court of Appeals for the Federal Circuit has not yet issued a decision in our appeal of certain rulings by the USITC in connection with the USITC investigation initiated by us against Nokia in 2007.

Please see "Item 3. Legal Proceedings" in Part I of this Annual Report on Form 10-K for further discussion of the USITC proceedings.

Cash and Short-Term Investments

At December 31, 2011, we had $678.0 million of cash and short-term investments. A substantial portion of this balance relates to fixed and prepaid royalty payments we have received that relate to future sales of our licensees' products. As a result, our cash receipts from existing licenses subject to fixed and prepaid royalties will be reduced in future periods. Additionally, on April 4, 2011, we completed an offering of $230.0 million in aggregate principal amount of 2.50% Senior Convertible Notes due 2016 (the "Notes"). The net proceeds from the offering were approximately $222.0 million, after deducting the initial purchaser's discount and offering expenses. A portion of the net proceeds of the offering were used to fund the cost of the convertible note hedge transactions entered into in connection with the offering of the Notes. We expect to use the remaining net proceeds from the offering for general corporate purposes, which may include, among other things: acquisitions of intellectual property-related assets or businesses or securities in such businesses; capital expenditures; payment of cash dividends; and working capital. We currently plan to preserve a significant portion of our cash, cash equivalents and short-term investments to finance our business in the near future and will continue to periodically review our cash and short-term investment position and our dividend policy, including upon the receipt of any new prepaid royalty payments or any new patent license agreements we may sign.

During 2011, we recorded $128.3 million of cash receipts related to patent licensing and technology solutions agreements as follows (in thousands):

	Cash In
Fixed royalty payments	$ 34,000
Current royalties and past sales	52,187
Prepaid royalties	13,162
Technology solutions	28,929
	$128,278

These cash receipts contributed to a $136.3 million increase in our cash and short-term investments and, together with a $17.0 million accrual of accounts receivable related to scheduled fixed fee payments, partially offset the $235.5 million in deferred revenue recognized, resulting in a net $178.9 million decrease in deferred revenue to $288.0 million at December 31, 2011. Our accounts receivable and deferred revenue balances do not include $48.0 million of receivables from existing agreements due to us more than twelve months from our current balance sheet date. Approximately $170.9 million of our $288.0 million deferred revenue balance relates to fixed royalty payments that are scheduled to amortize as follows (in thousands):

2012	$134,087
2013	14,633
2014	9,997
2015	5,361
2016	5,361
Thereafter	1,459
	$170,898

The remaining $117.1 million of deferred revenue primarily relates to prepaid royalties that will be recorded as revenue as our licensees report their sales of covered products and prepaid royalties that may be recorded as revenue upon the resolution of the arbitration related to one of our technology solutions agreements.

Repurchase of Common Stock

In March 2009, our Board of Directors authorized a $100.0 million share repurchase program (the "2009 Repurchase Program"). The Company may repurchase shares under the 2009 Repurchase Program through open market purchases, pre-arranged trading plans, or privately negotiated purchases. During 2009, we repurchased 1.0 million shares for $25.0 million under the 2009 Repurchase Program. We made no share repurchases during 2010 or 2011. From January 1, 2012 through February 24, 2012, we repurchased 0.6 million shares for $23.6 million, bringing the cumulative repurchase total under the 2009 Repurchase Program to 1.6 million shares at a cost of $48.6 million.

Intellectual Property Rights Enforcement

If we believe any party is required to license our patents in order to manufacture and sell certain products and such party refuses to do so, we may institute legal action against them. This legal action typically takes the form of a patent infringement lawsuit or an administrative proceeding such as a Section 337 proceeding before the USITC. In addition, we and our licensees, in the normal course of business, might seek to resolve disagreements between the parties with respect to the rights and obligations of the parties under the applicable license agreement through arbitration or litigation.

In 2011, our intellectual property enforcement costs increased to $23.7 million from $12.1 million and $16.3 million in 2010 and 2009, respectively. This represented 33% of our 2011 total patent administration and licensing costs of $71.7 million. Intellectual property enforcement costs will vary depending upon activity levels, and it is likely they will continue to be a significant expense for us in the future.

Comparability of Financial Results

When comparing 2011 financial results against other periods, the following items should be taken into consideration:

- Our 2011 revenue included $13.6 million of past sales recognized primarily in connection with the resolution of audits of existing licensees.
- Our 2011 income tax expense included benefits of $6.8 million and $1.5 million related to the favorable resolution of tax contingencies and after tax interest income on tax refunds, respectively.
- Our 2011 other expense included a $1.6 million charge related to impairments on our investments in other entities.
- Our 2011 operating expense included a $5.7 million reduction to long-term compensation expense to decrease the accrual rates for two of our performance cycles from 100% to 50%. This reduction was driven by the impact of our strategic alternatives review process on the timing of license agreements and includes a $1.9 million adjustment to amounts accrued through December 31, 2010.
- Our 2011 operating expense included a $1.3 million charge to adjust the accrual rate under our Long-Term Compensation Program ("LTCP") for the incentive period covering January 1, 2009 through December 31, 2011.

Critical Accounting Policies and Estimates

Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America ("GAAP"), which require us to make estimates and assumptions that affect the amounts reported in both our consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from these estimates and any such differences may be material to the financial statements. Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements and are included in Item 8 of Part II of this Form 10-K. We believe the accounting policies that are of particular importance to the portrayal of our financial condition and results and that may involve a higher degree of complexity and judgment in their application compared to others are those relating to revenue recognition, compensation, and income taxes. If different assumptions were made or different conditions existed, our financial results could have been materially different.

Revenue Recognition

We derive the vast majority of our revenue from patent licensing. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple elements. These agreements can include, without limitation, elements related to the settlement of past patent infringement liabilities, up-front and non-refundable license fees for the use of patents and/or know-how, patent and/or know-how licensing royalties on covered products sold by licensees, cross-licensing terms between us and other parties, the compensation structure and ownership of intellectual property rights associated with contractual technology development arrangements, advanced payments and fees for service arrangements, and settlement of intellectual property enforcement. For agreements entered into or materially modified prior to 2011, due to the inherent difficulty in establishing reliable, verifiable, and objectively determinable evidence of the fair value of the separate elements of these agreements, the total revenue resulting from such agreements has often been

recognized over the performance period. Beginning in January 2011, all new or materially modified agreements are being accounted for under the Financial Accounting Standards Board ("FASB") revenue recognition guidance, "Revenue Arrangements with Multiple Deliverables." This guidance requires consideration to be allocated to each element of an agreement that has stand alone value using the relative fair value method. In other circumstances, such as those agreements involving consideration for past and expected future patent royalty obligations, after consideration of the particular facts and circumstances, the appropriate recording of revenue between periods may require the use of judgment. In all cases, revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred or services have been rendered; (3) fees are fixed or determinable; and (4) collectability of fees is reasonably assured.

We establish a receivable for payments expected to be received within twelve months from the balance sheet date based on the terms in the license. Our reporting of such payments often results in an increase to both accounts receivable and deferred revenue. Deferred revenue associated with fixed fee royalty payments is classified on the balance sheet as short-term when it is scheduled to be amortized within twelve months from the balance sheet date. All other deferred revenue is classified as long term, as amounts to be recognized over the next twelve months are not known.

Patent License Agreements

Upon signing a patent license agreement, we provide the licensee permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance for revenue arrangements with multiple deliverables and the guidance for revenue recognition. We have elected to utilize the leased-based model for revenue recognition, with revenue being recognized over the expected period of benefit to the licensee. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our licensees to use our patented inventions in their applications and products:

Consideration for Past Sales: Consideration related to a licensee's product sales from prior periods may result from a negotiated agreement with a licensee that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a licensee over the specific terms of an existing license agreement. We may also receive consideration for past sales in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue when we have obtained a signed agreement, identified a fixed or determinable price, and determined that collectability is reasonably assured.

Fixed Fee Royalty Payments: These are up-front, non-refundable royalty payments that fulfill the licensee's obligations to us under a patent license agreement for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof — in each case for a specified time period (including for the life of the patents licensed under the agreement). We recognize revenues related to Fixed Fee Royalty Payments on a straight-line basis over the effective term of the license. We utilize the straight-line method because we cannot reliably predict in which periods, within the term of a license, the licensee will benefit from the use of our patented inventions.

Prepayments: These are up-front, non-refundable royalty payments towards a licensee's future obligations to us related to its expected sales of covered products in future periods. Our licensees' obligations to pay royalties typically extend beyond the exhaustion of their Prepayment balance. Once a licensee exhausts its Prepayment balance, we may provide them with the opportunity to make another Prepayment toward future sales or it will be required to make Current Royalty Payments.

Current Royalty Payments: These are royalty payments covering a licensee's obligations to us related to its sales of covered products in the current contractual reporting period.

Licensees that either owe us Current Royalty Payments or have Prepayment balances are obligated to provide us with quarterly or semi-annual royalty reports that summarize their sales of covered products and their related royalty obligations to us. We typically receive these royalty reports subsequent to the period in which our licensees' underlying sales occurred. As a result, it is impractical for us to recognize revenue in the period in which the underlying sales occur, and, in most cases, we recognize revenue in the period in which the royalty report is received and other revenue recognition criteria are met due to the fact that without royalty reports from our licensees, our visibility into our licensees' sales is very limited.

The exhaustion of Prepayments and Current Royalty Payments are often calculated based on related per-unit sales of covered products. From time to time, licensees will not report revenues in the proper period, most often due to legal disputes. When this occurs, the timing and comparability of royalty revenue could be affected. In cases where we receive objective, verifiable evidence that a licensee has discontinued sales of products covered under a patent license agreement with us, we recognize any related deferred revenue balance in the period that we receive such evidence.

Technology Solutions Revenue

Technology solutions revenue consists primarily of revenue from software licenses and engineering services. Software license revenues are recognized in accordance with the original and revised guidance for software revenue recognition. When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance for construction-type and certain production-type contracts. Under this method, revenue and profit are recognized throughout the term of the contract, based on actual labor costs incurred to date as a percentage of the total estimated labor costs related to the contract. Changes in estimates for revenues, costs, and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is recognized at that time.

We recognize revenues associated with engineering service arrangements that are outside the scope of the accounting guidance for construction-type and certain production-type contracts on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. In such cases we often recognize revenue using proportional performance and measure the progress of our performance based on the relationship between incurred labor hours and total estimated labor hours or other measures of progress, if available. Our most significant cost has been labor and we believe both labor hours and labor cost provide a measure of the progress of our services. The effect of changes to total estimated contract costs is recognized in the period such changes are determined.

When technology solutions agreements include royalty payments, we recognize revenue from the royalty payments using the same methods described above under our policy for recognizing revenue from patent license agreements.

Compensation Programs

We use a variety of compensation programs to both attract and retain employees, and to more closely align employee compensation with Company performance. These programs include, but are not limited to, short-term incentive awards tied to performance goals and cash awards to inventors for filed patent applications and patent issuances, as well as, prior to 2010, restricted stock unit ("RSU") awards for non-managers and the LTCP for managers, which included both time-based and performance-based RSUs and a performance-based cash incentive component. Prior to 2010, LTCP awards would alternate annually between RSU and cash cycles, each of which generally covered a three-year period and could overlap with another cycle by as many as two years.

In fourth quarter 2010, the LTCP was amended to, among other things, increase the relative proportion of performance-based compensation for executives and managers, extend participation to all employees, and eliminate alternating RSU and cash cycles. Effective with the cycle that began on January 1, 2010, executives and managers receive 25% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the respective three-year cycle and the remaining 75% in the form of performance-based awards granted under the long-term incentive plan ("LTIP") component of the LTCP. LTIP performance-based awards may be paid out at the end of the three-year cycle in the form of cash, equity or any combination thereof, as determined by the Compensation Committee of the Board of Directors. Where the allocation has not been determined at the beginning of the cycle, as is the case of both Cycle 5 and Cycle 6 (each as defined below), the allocation is assumed to be 100% cash for accounting purposes. All employees below manager level receive 100% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the respective three-year cycle. The following LTCP cycles were active for all or some portion of the three years ended December 31, 2011:

- *RSU Cycle 3:* Time-based and performance-based RSUs granted on January 1, 2007, with a target vest date of January 1, 2010;
- *Cash Cycle 3:* A long-term performance-based cash incentive covering the period January 1, 2008 through December 31, 2010;
- *RSU Cycle 4:* Time-based and performance-based RSUs granted on January 1, 2009, with a target vest date of January 1, 2012;
- *Cycle 5:* Time-based RSUs granted on November 1, 2010, which vest on January 1, 2013, and a long-term performance-based incentive covering the period from January 1, 2010 through December 31, 2012; and
- *Cycle 6*: Time-based RSUs granted on January 1, 2011, which vest on January 1, 2014, and a long-term performance-based incentive covering the period from January 1, 2011 through December 31, 2013.

We recognized share-based compensation expense of $8.1 million, $5.8 million, and $9.8 million in 2011, 2010, and 2009, respectively. Included in 2011 is a charge of $1.3 million to increase the accrual rate for the performance-based RSU grant under RSU Cycle 4 from 0% to 31% based on the final payout associated with this grant. The majority of our share-based compensation expense, for all years, is associated with RSU awards granted under our LTCP. We also recognized $1.8 million, $11.2 million, and $(0.1) million of compensation expense in 2011, 2010, and 2009, respectively, related to the performance-based cash incentive under our LTCP.

In 2011, performance-based cash incentive cost of $1.8 million is net of a reduction of $5.7 million to decrease the accrual rates for Cycle 5 and Cycle 6 from 100% to 50%. This reduction was driven by the impact of our strategic alternatives review process on the timing of license agreements and includes a $1.9 million adjustment to amounts accrued through December 31, 2010.

In 2010, the performance-based cash incentive cost includes a charge of $3.3 million to increase the accrual rate for Cash Cycle 3 from the previously estimated payout of 50% to the actual payout of 86%. The increase in the incentive payout from 50% to 86% was driven by the Company's success in achieving a number of key goals, including the signing of five new or amended 3G patent license agreements, after we had reduced the accrual rate to 50% in third quarter 2009.

In 2009, the performance-based cash incentive cost includes a credit of $2.3 million to reduce the accrual rate for Cash Cycle 3 from 100% to 50% based on revised expectations for a lower payout at that time.

At December 31, 2011, accrued compensation expense associated with the LTCP's performance-based incentives was based on estimated payouts of 50% for both Cycle 5 and Cycle 6. Under both the current and prior versions of the program, 100% achievement of the goals set by the Compensation Committee of the Board of Directors results in a 100% payout of the performance-based incentive target amounts. For each 1% change

above or below 100% achievement, the payout is adjusted by 2.5 percentage points with a maximum payout under the current program of 200%, a maximum payout of 225% under the prior program and no payout under either program for performance that falls below 80% achievement. The following table provides examples of the performance-based incentive payout that would be earned based on various levels of goal achievement:

Goal Achievement	Payout
less than 80%	—%
80%	50%
100%	100%
120%	150%
140% or greater (current program maximum)	200%
150% or greater (prior program maximum)	225%

If we had assumed that goal achievement for Cycle 5 would be either 100% or less than 50%, we would have accrued either $3.7 million more or less, respectively, of related compensation expense through December 31, 2011.

If we had assumed that goal achievement for Cycle 6 would be either 100% or less than 50%, we would have accrued either $2.0 million more or less, respectively, of related compensation expense through December 31, 2011.

For LTCP RSU cycles that began prior to 2010, executives received 50% of their RSU grant as performance-based RSUs and 50% as time-based RSUs, and the Company's managers received 25% of their RSU grant as performance-based RSUs and 75% as time-based RSUs.

Under the prior LTCP program, 100% achievement of the goals set by the Compensation Committee of the Board of Directors resulted in a 100% payout of the performance-based RSU incentive target amounts. For each 1% change above or below 100% achievement, the RSU payout was adjusted by 4 percentage points with a maximum payout of 300%. For performance that fell below 80% achievement, no payout would occur. The following table provides examples of the performance-based RSU payout that would have been earned based on various levels of goal achievement:

Goal Achievement	Payout
less than 80%	—%
80%	20%
100%	100%
120%	180%
150% or greater	300%

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

During fourth quarter 2009, we completed a study to assess the Company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we amended our United States federal income tax returns for the periods 1999 — 2005 to reclassify $29.3 million of foreign tax payments we made during those periods from deductions to foreign tax credits. We also amended our federal tax returns for the periods 2006 — 2008 to utilize the resulting tax credits. When we completed the study, we established a basis to support amending the returns and estimated that the maximum incremental benefit would be $19.1 million. We recognized a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. In 2011, we recorded an additional tax benefit of $8.3 million to eliminate this and other tax contingencies and recognize interest income on the associated refund.

Between 2006 and 2011, we paid approximately $142.2 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

New Accounting Guidance

Accounting Standards Updates: Revenue Arrangements with Multiple Deliverables

In September 2009, the FASB finalized revenue recognition guidance for *Revenue Arrangements with Multiple Deliverables*. By providing another alternative for determining the selling price of deliverables, the Accounting Standard Update related to revenue arrangements with multiple deliverables allows companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics. In addition, the residual method of allocating arrangement consideration is no longer permitted under this new guidance. This guidance is effective for fiscal years beginning on or after June 15, 2010. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We adopted this guidance effective January 1, 2011, and have been applying this guidance on a prospective basis for all new or materially modified revenue arrangements with multiple deliverables entered into on or after January 1, 2011. As a result of this new guidance, we will recognize revenue from new or materially modified agreements with multiple elements and fixed payments earlier than we would have under our old policy. During 2011, we entered into one new agreement with multiple elements and fixed payments. The application of this guidance to the new agreement did not have a material impact on the timing or pattern of revenue recognition.

Accounting Standards Updates: Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS

In May 2011, the FASB issued authoritative guidance that is more closely aligned with the fair value measurement and disclosure guidance issued by the International Accounting Standards Board ("IASB"). The issuance of this standard results in global fair value measurement and disclosure guidance that minimizes the differences between U.S. GAAP and International Financial Reporting Standards. Many of the changes in the final standard represent clarifications to existing guidance, while some changes related to the valuation premise and the application of premiums and discounts and new required disclosures are more significant. This guidance is effective for interim and annual periods beginning after December 15, 2011. Based upon our preliminary assessment, we do not believe the adoption of this guidance will have a significant impact on the Company's financial statements or related disclosures.

Accounting Standards Updates: Presentation of Comprehensive Income

In June 2011, the FASB issued authoritative guidance requiring most entities to present items of net income and other comprehensive income either in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity was eliminated. This guidance is effective for interim and annual periods beginning after December 15, 2011. Based upon our assessment of the impact of this guidance, the manner in which we present other comprehensive income in our financial statements will be modified upon adoption.

Legal Proceedings

We are routinely involved in disputes associated with enforcement and licensing activities regarding our intellectual property, including litigations and other proceedings. These litigations and other proceedings are important means to enforce our intellectual property rights. We are a party to other disputes and legal actions not related to our intellectual property, but also arising in the ordinary course of our business. Refer to Item 3 of Part I of this Form 10-K for a description of our material legal proceedings.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL REQUIREMENTS

Our primary sources of liquidity are cash, cash equivalents and short-term investments, as well as cash generated from operations. We have the ability to obtain additional liquidity through debt and equity financings. Based on our past performance and current expectations, we believe our available sources of funds, including cash, cash equivalents and short-term investments and cash generated from our operations, will be sufficient to finance our operations, capital requirements, debt obligations, existing stock repurchase program and dividend program in the next twelve months.

On April 4, 2011, we completed an offering of $230.0 million in aggregate principal amount of 2.50% Senior Convertible Notes due 2016 (the "Notes"). The net proceeds from the offering were approximately $222.0 million, after deducting the initial purchaser's discount and offering expenses. A portion of the net proceeds of the offering were used to fund the cost of the convertible note hedge transactions entered into in connection with the offering of the Notes. We expect to use the remaining net proceeds from the offering for general corporate purposes, which may include, among other things: acquisitions of intellectual property-related assets or businesses or securities in such businesses; capital expenditures; payment of cash dividends; and working capital.

Cash, cash equivalents and short-term investments

At December 31, 2011 and December 31, 2010, we had the following amounts of cash, cash equivalents and short-term investments (in thousands):

	December 31, 2011	December 31, 2010	Increase / (Decrease)
Cash and cash equivalents	$342,211	$215,451	$126,760
Short-term investments	335,783	326,218	9,565
Total Cash and cash equivalents and short-term investments	$677,994	$541,669	$136,325

The increase in cash, cash equivalents and short-term investments was primarily due to the net proceeds of $222.0 million from the Notes discussed above and was partially offset by $34.3 million used in operating activities, $31.0 million in capital investments, and $18.2 million of dividend payments.

Cash flows from operations

We used or generated the following cash flows from our operating activities in 2011 and 2010 (in thousands):

	For the Year Ended December 31,		
	2011	2010	(Decrease)
Cash flows (used in) provided by operating activities	$(34,338)	$133,923	$(168,261)

Cash used in operating activities during 2011 included cash operating expenses (operating expenses less depreciation of fixed assets, amortization of patents, non-cash compensation, accretion of debt discount, impairment of long-term investments, and amortization of financing costs) of $126.9 million, cash payments for short-term and long-term incentive compensation accrued in prior periods of $20.1 million, and tax payments of $36.6 million. These items were partially offset by $128.3 million of cash receipts from patent license and technology solutions agreements, tax refunds, and other changes in working capital. We received $34.0 million of fixed fee payments and $65.4 million of per-unit royalty payments, including past sales and prepayments, from existing licensees and a new licensee. Cash receipts from our technology solutions agreements totaled $28.9 million, primarily related to royalties and other license fees associated with our SlimChip modem core. In addition, we received $19.5 million in tax refunds, including interest income, as a result of amendments of previously filed tax returns.

The positive operating cash flow in 2010 arose principally from receipts of approximately $372.3 million related to patent license and technology solutions agreements. These receipts included the third and fourth of four $100.0 million installments from Samsung under our January 2009 license agreement. We also received $6.7 million of fixed fee payments and $137.4 million of per-unit royalty payments, including past sales and prepayments, from other existing and new licensees. Cash receipts from our technology solutions agreements totaled $28.2 million, primarily related to royalties and other license fees associated with our SlimChip modem core. These receipts were partially offset by cash operating expenses (operating expenses less depreciation of fixed assets, amortization of intangible assets, and non-cash compensation) of $130.7 million, cash payments for foreign source withholding taxes of $35.8 million primarily related to the Samsung installments, and estimated federal tax payments of $78.0 million.

Working capital

We believe that working capital, adjusted to exclude cash, cash equivalents, short-term investments, and current deferred revenue provides additional information about non-cash assets and liabilities that might affect

our near-term liquidity. While we believe cash and short-term investments are important measures of our liquidity, the remaining components of our current assets and current liabilities, with the exception of deferred revenue, could affect our near-term liquidity and or cash flow. We have no material obligations associated with our deferred revenue, and the amortization of deferred revenue has no impact on our future liquidity and or cash flow. Our adjusted working capital, a non-GAAP financial measure, reconciles to working capital, the most directly comparable GAAP financial measure, at December 31, 2011 and December 31, 2010 (in thousands) as follows:

	December 31, 2011	December 31, 2010	Increase / (Decrease)
Current assets	$768,887	$619,556	$149,331
Less: current liabilities	173,153	178,560	(5,407)
Working capital	595,734	440,996	154,738
Subtract:			
Cash and cash equivalents	342,211	215,451	126,760
Short-term investments	335,783	326,218	9,565
Add:			
Current deferred revenue	134,087	134,804	(717)
Adjusted working capital	$ 51,827	$ 34,131	$ 17,696

The $17.7 million increase in adjusted working capital in 2011 compared to 2010 is primarily attributable to an $8.8 million net decrease in accrued compensation resulting from first quarter 2011 payments against our short-term and long-term cash incentive obligations. Additionally, the expected utilization of our deferred tax assets resulted in an increase to our short-term deferred tax assets and contributed to the increase in adjusted working capital. These increases in adjusted working capital were partially offset by an increase in accrued legal fees, primarily associated with our recently filed USITC action.

Cash used in or provided by investing and financing activities

We used net cash in investing activities of $41.2 million and $157.9 million in 2011 and 2010, respectively. We purchased $10.1 million and $127.6 million of short-term marketable securities, net of sales, in 2011 and 2010, respectively. This decrease in net purchases was driven by lower cash receipts from patent license agreements as discussed above. Purchases of property and equipment increased to $3.8 million in 2011 from $2.5 million in 2010 primarily due to our investments in new and existing facilities. Investment costs associated with patents decreased to $27.2 million in 2011 from $27.8 million in 2010.

Net cash provided by financing activities increased by $173.7 million primarily due to our issuance of the Notes and related transactions in second quarter 2011 as discussed above. This increase was partially offset by $18.2 million of dividend payments in 2011 that did not occur in 2010 and lower levels of proceeds from stock option exercises.

Other

Our combined short-term and long-term deferred revenue balance at December 31, 2011 was approximately $288.0 million, a decrease of $178.9 million from December 31, 2010. We have no material obligations associated with such deferred revenue. In 2011, deferred revenue decreased $235.5 million due to the deferred revenue recognition of $135.2 million related to the amortization of fixed fee royalty payments and $97.2 million related to per-unit exhaustion of prepaid royalties (based upon royalty reports provided by our licensees). These decreases in deferred revenue were partially offset by gross increases in deferred revenue of $56.6 million, primarily related to cash received or due from patent licensees and technology solutions customers. Of the $56.6 million, $21.1 million relates to the technology solutions agreement arbitration discussed above in the "Overview" section.

Based on current license agreements, we expect the amortization of fixed fee royalty payments to reduce the December 31, 2011 deferred revenue balance of $288.0 million by $134.1 million over the next twelve months. Additional reductions to deferred revenue will be dependent upon the level of per-unit royalties our licensees report against prepaid balances and the resolution of the technology solutions agreement arbitration.

At December 31, 2011 and December 31, 2010, we had 0.3 million and 0.7 million options outstanding, respectively, that had exercise prices less than the fair market value of our stock at each balance sheet date. These options would have generated $4.9 million and $9.4 million, respectively, of cash proceeds to the Company if they had been fully exercised as of such dates.

Contractual Obligations

On April 4, 2011, InterDigital entered into an indenture (the "Indenture"), by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, pursuant to which the $230.0 million in Notes were issued. The Notes bear interest at a rate of 2.50% per year, payable in cash on March 15 and September 15 of each year, commencing September 15, 2011. The Notes will mature on March 15, 2016, unless earlier converted or repurchased.

For more information on the Notes, see Note 5, "*Obligations*," in the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

The following table summarizes our contractual obligations as of December 31, 2011 (in millions):

	Payments Due by Period				
	Total	**Less Than 1 year**	**1-3 Years**	**3-5 Years**	**Thereafter**
2.50% Senior Convertible Notes due 2016	$230.0	$ —	$ —	$230.0	$—
Contractual interest payments on Notes	25.9	5.8	11.5	8.6	—
Mortgage debt	0.2	0.2	—	—	—
Operating lease obligations	5.3	3.0	1.8	0.5	—
Purchase obligations(a)	7.5	7.5	—	—	—
Total contractual obligations	$268.9	$16.5	$13.3	$239.1	$—

(a) Purchase obligations consist of agreements to purchase good and services that are legally binding on us as well as accounts payable.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K.

RESULTS OF OPERATIONS

2011 Compared with 2010

Revenues

The following table compares 2011 revenues to 2010 revenues (in millions):

	For the Year Ended December 31,		(Decrease)/ Increase	
	2011	2010		
Per-unit royalty revenue	$146.5	$133.1	$ 13.4	10%
Fixed fee amortized royalty revenue	135.2	195.8	(60.6)	(31)%
Current patent royalties	281.7	328.9	(47.2)	(14)%
Past sales	13.6	41.3	(27.7)	(67)%
Total patent licensing royalties	295.3	370.2	(74.9)	(20)%
Technology solutions revenue	6.4	24.3	(17.9)	(74)%
Total revenue	$301.7	$394.5	$(92.8)	(24)%

The $92.8 million decrease in total revenue was primarily attributable to a $74.9 million decrease in patent licensing royalties. Of this decrease in patent licensing royalties, $60.6 million was attributable to a decrease in fixed fee amortized royalty revenue. This decrease was primarily driven by the expiration of the 3G portion of our patent license agreement with LG at the end of 2010. The $27.7 million decrease in past sales revenue was due to the signing of a patent license agreement with Casio Hitachi Mobile Communications Co., Ltd. ("CHMC"), the resolution of a routine audit and the renewal of a patent license agreement, each in 2010. Royalties from past sales totaled $13.6 million in 2011, primarily related to the resolution of audits of existing licensees. Per-unit royalty revenue increased $25.6 million due to strong sales from licensees with concentrations in smartphones, partly offset by a $12.7 million decrease in royalties from our Japanese licensees as a result of lower shipments. The decrease in technology solutions revenue was due to the elimination of $14.1 million of revenue under technology solutions agreements that concluded in 2010. The remaining decrease was due to lower royalties recognized in connection with our SlimChip modem IP as a result of the ongoing arbitration proceeding related to one of our technology solutions agreements.

In 2011 and 2010, 59% and 41% of our total revenues, respectively, were attributable to companies that individually accounted for 10% or more of our total revenues. In 2011 and 2010, the following licensees accounted for 10% or more of our total revenues:

	For the Year Ended December 31,	
	2011	2010
Samsung Electronics Company, Ltd.	34%	26%
Research in Motion Limited	14%	< 10%
HTC Corporation	11%	< 10%
LG Electronics, Inc.	0%	15%

Operating Expenses

The following table summarizes the change in operating expenses by category (in millions):

	For the Year Ended December 31,		Increase/(Decrease)	
	2011	2010		
Patent administration and licensing	$ 71.7	$ 58.9	$12.8	22%
Development	63.8	71.5	(7.7)	(11)%
Selling, general and administrative	31.5	28.3	3.2	11%
Total operating expenses	$167.0	$158.7	$ 8.3	5%

The $8.3 million increase in operating expenses was primarily due to net changes in the following items (in millions):

	Increase/ (Decrease)
Intellectual property enforcement and non-patent litigation	$14.0
Personnel-related costs	6.0
Strategic alternatives evaluation process costs	2.1
Depreciation and amortization	1.6
Consulting services	1.3
Other	0.6
Engineering software, equipment, and maintenance	0.5
Sublicense fees	(7.5)
Long-term compensation	(7.0)
Commissions	(3.3)
Total increase in operating expenses	$ 8.3

Intellectual property enforcement and non-patent litigation costs increased $14.0 million primarily due to costs associated with the recently filed ITC action. Personnel-related costs grew $6.0 million primarily due to increased personnel levels within our patents, licensing and advanced research groups. Costs associated with our strategic alternatives evaluation process contributed $2.1 million to the operating expense increase. Depreciation and patent amortization increased $1.6 million due to higher levels of capitalized patent costs in recent years. Consulting services and engineering software, equipment, and maintenance increased $1.8 million primarily due to the initiation of new development projects in 2011. The decrease in sublicense fees was as a result of technology solutions agreements that concluded in 2010. The $7.0 million decrease in long-term compensation was primarily due to a $5.7 million reduction to the accrual rates on Cycles 5 and 6 of our LTCP in 2011, a $1.3 million increase to the the accrual rate on RSU Cycle 4 in 2011 and a $3.3 million charge, in 2010, to increase our accrual rate for Cash Cycle 3. The $3.3 million decrease in commission expense was primarily driven by the decline in revenue in 2011.

Patent Administration and Licensing Expense: The increase in patent administration and licensing expense primarily resulted from the above-noted increases in intellectual property enforcement, personnel-related costs, and patent amortization. These increases were partially offset by the above-noted decrease in commissions, as well as a decrease in consulting services due to lower levels of patent due diligence. The decrease in long-term compensation costs further offset the previously-mentioned increases.

Development Expense: The decrease in development expense was primarily attributable to the above-noted decreases in sublicense fees related to technology solutions agreements that concluded in 2010 and long-term compensation costs. These decreases were partially offset by the above-noted increases in personnel-related costs, as well as increases in consulting services and engineering software, equipment, and maintenance attributable to the initiation of new research and development projects in 2011.

Selling, General and Administrative Expense: The increase in selling, general and administrative expense was primarily attributable to the above-noted increases in costs associated with our strategic alternatives evaluation process, and non-patent litigation costs, which was related to the previously discussed arbitration proceeding related to one of our technology solutions agreements. These increases were partially offset by a decrease in long-term compensation costs.

Other (Expense) Income

The following table compares 2011 other (expense) income to 2010 other (expense) income (in millions):

	For the Year Ended December 31,		(Decrease)/Increase	
	2011	2010		
Interest expense	$(10.9)	$(0.1)	$(10.8)	10,800%
Other	(1.8)	0.3	(2.1)	(700)%
Investment income	2.6	2.4	0.2	8%
	$(10.1)	**$ 2.6**	**$(12.7)**	**(488)%**

The change between periods primarily resulted from the recognition of $10.9 million of interest expense associated with the Notes and the recognition of $1.6 million charge for investment impairment in 2011.

Income Taxes

In 2011, our effective tax rate was approximately 28.2% based on the statutory federal tax rate net of discrete foreign taxes, a $6.8 million benefit related to the reversal of a previously accrued liability for tax contingencies and its related interest and $1.5 million of after tax interest income related to a tax refund. During 2010, our effective tax rate was approximately 35.6% based on the statutory federal tax rate net of discrete foreign taxes.

2010 Compared with 2009

Revenues

The following table compares 2010 revenues to 2009 revenues (in millions):

	For the Year Ended December 31,		Increase/(Decrease)	
	2010	2009		
Fixed fee amortized royalty revenue	$195.8	$181.7	$14.1	8%
Per-unit royalty revenue	133.1	102.9	30.2	29%
Current patent royalties	328.9	284.6	44.3	16%
Past sales	41.3	3.0	38.3	1,277%
Total patent licensing royalties	370.2	287.6	82.6	29%
Technology solutions revenue	24.3	9.8	14.5	148%
Total revenue	$394.5	$297.4	$97.1	33%

The $97.1 million increase in total revenue was primarily attributable to an $82.6 million increase in patent licensing royalties. Of this increase in patent licensing royalties, $38.3 million was driven by past sales from a new patent license agreement signed with CHMC, the resolution of a routine audit of an existing licensee, and the renewal of a patent license agreement. The remaining $44.3 million increase was driven by increases in per-unit royalty revenue ($30.2 million) and fixed fee amortized royalty revenue ($14.1 million). The

$30.2 million increase in per-unit royalty revenues was primarily driven by new and renewed agreements in 2010 and increases in royalties from existing licensees, particularly those with concentrations in the smartphone market. The $14.1 million increase in fixed fee payments was due to amortizing fixed payments from 2009 agreements with Samsung and Pantech over a full year in 2010 compared to a partial year in 2009. These increases were partially offset by the expiration of a fixed fee license agreement in second half 2009, which, as noted above, was renewed in second quarter 2010 as a per-unit agreement. The increase in technology solutions revenue was attributable to technology solutions agreements signed during 2010, which collectively contributed $14.7 million of revenue in 2010.

In 2010 and 2009, 41% and 62% of our total revenues, respectively, were attributable to companies that individually accounted for 10% or more of our total revenues. During 2010 and 2009, the following licensees accounted for 10% or more of our total revenues:

	For the Year Ended December 31,	
	2010	2009
Samsung Electronics Co., Ltd.	26%	33%
LG Electronics	15%	19%
Sharp Corporation	< 10%	10%

Operating Expenses

The following table summarizes the change in operating expenses by category (in millions):

	For the Year Ended December 31,		Increase/(Decrease)	
	2010	2009		
Patent administration and licensing	$ 58.9	$ 56.1	$ 2.8	5%
Development	71.5	64.0	7.5	12%
Selling, general and administrative	28.3	24.8	3.5	14%
Repositioning	—	38.6	(38.6)	(100)%
Total operating expenses	$158.7	$183.5	$(24.8)	(14)%

Operating expenses decreased 14% to $158.7 million in 2010 from $183.5 million in 2009. Not including $38.6 million in repositioning charges in 2009, operating expenses would have increased 10%. The $24.8 million decrease was primarily due to (decreases)/increases in the following items (in millions):

	Increase/ (Decrease)
Long-term compensation	$ 7.8
Sublicense fees	7.5
Patent amortization	2.9
Patent maintenance and patent evaluation	1.9
Reserve for uncollectible accounts	1.2
Personnel related costs	0.9
Other	0.2
Engineering software and equipment maintenance	(0.8)
Depreciation and amortization	(3.6)
Intellectual property enforcement	(4.2)
Total increase in operating expenses not including repositioning charges	13.8
Repositioning charge	(38.6)
Total decrease in operating expenses	$(24.8)

The increase in long-term compensation primarily resulted from a third quarter 2009 reduction of $4.0 million to the accrual for the LTCP incentive period January 1, 2008 through December 31, 2010. This reduction resulted from lowering our expected payout from 100% to 50% in 2009. During 2010, we incurred a $3.3 million charge to increase the accrual rate to 86% in connection with revenue-producing agreements signed during the year. The increase in sublicense fees related to our technology solutions agreements signed during 2010. Patent amortization increased due to higher levels of capitalized patent costs in recent years. The increase in patent maintenance and patent evaluation costs was related to due diligence associated with patent acquisition opportunities. In 2010, we recorded a net increase of $0.3 million to our reserve for uncollectible accounts. We recorded a net charge of $0.9 million and a reduction of deferred revenue of $1.2 million in connection with this increase. Personnel related costs increased primarily due to lower levels of short-term incentive compensation in 2009. In connection with our first quarter 2009 decision to cease further development of our SlimChip modem technology, we wrote off approximately 73% of the net carrying value of our fixed assets and development licenses and decreased our headcount by approximately 25%. As a result of these actions, depreciation and amortization, and engineering software and equipment maintenance decreased approximately $4.4 million. The decrease in intellectual property enforcement was primarily due to a decrease in activity associated with our Nokia USITC case.

Patent Administration and Licensing Expense: The increase in patent administration and licensing expense primarily resulted from the above-noted increases in long-term compensation, patent amortization, patent maintenance and patent evaluation expenses. These increases were partially offset by the above-noted reduction in intellectual property enforcement.

Development Expense: The increase in development expense was primarily due to the above-noted increases in sublicense fees and long-term compensation. These increases were partially offset by the above-noted reductions in depreciation and amortization, and engineering software and equipment maintenance expenses resulting from the repositioning announced on March 30, 2009.

Selling, General and Administrative Expense: The increase in selling, general and administrative expense was primarily attributable to the above-noted increases in long-term compensation and the reserve for uncollectible accounts.

Repositioning Expense: On March 30, 2009, we announced a repositioning plan under which we (i) planned to expand our technology development and licensing business and (ii) ceased further product development of our SlimChip HSPA technology and have sought to monetize the product investment through technology licensing. In connection with the repositioning plan, we incurred certain costs associated with exit or disposal activities. The repositioning resulted in a reduction in force of approximately 100 employees. We incurred a repositioning charge of $38.6 million in 2009. We did not incur any additional charges under this plan during 2010, nor do we expect to incur any related charges in the future.

Other (Expense) Income

The following table compares 2010 other (expense) income to 2009 other (expense) income (in millions):

	For the Year Ended December 31,		(Decrease)/Increase	
	2010	2009		
Interest expense	$(0.1)	$ 0.3	$(0.4)	(133)%
Other	0.3	(3.8)	4.1	(108)%
Investment income	2.4	2.3	0.1	4 %
	$ 2.6	**$(1.2)**	**$ 3.8**	**(317)%**

The change between periods primarily resulted from a $3.9 million write-down in 2009 of our investment in Kineto Wireless ("Kineto").

Income Taxes

Not including the Company's fourth quarter 2009 recognition of $16.4 million in foreign tax credits, the Company's effective tax rate for 2009 was approximately 37.2% compared to a 35.6% for 2010. This decrease was driven by non-deductible impairment charges recognized in fourth quarter 2009.

STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 — FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include certain information in "Part I, Item 1. Business" and "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information regarding our current beliefs, plans and expectations, including without limitation the matters set forth below. Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "forecast," "believe," "could," "would," "should," "if," "may," "might," "future," "target," "goal," "trend," "seek to," "will continue," "predict," "likely," "in the event," variations of any such words or similar expressions contained herein are intended to identify such forward-looking statements. Forward-looking statements in this Annual Report on Form 10-K include, without limitation, statements regarding:

(i) Our expectation that the technologies in which we are engaged in advanced research will improve the wireless user's experience and enable the delivery of a broad array of information and services;

(ii) Our objective to continue to be a leading designer and developer of technology solutions for the wireless industry and to monetize our extensive patent portfolio;

(iii) Our plans for executing on our business strategy, including our plans to pursue patent sales and licensing partnerships;

(iv) Our belief that our portfolio includes a number of patents and patent applications that are or may be essential or may become essential to cellular and other wireless Standards, including 2G, 3G, 4G and the IEEE 802 suite of Standards, and that companies making, importing, using or selling products compliant with these Standards require a license under our patents and will require licenses under patents that may issue from our pending patent applications;

(v) The anticipated continued growth in sales of advanced wireless products and services and continued proliferation of converged devices;

(vi) The predicted increases in global wireless subscriptions, worldwide handset shipments, including shipments of 3G and 4G phones, shipments of media tablets with wireless connectivity and IEEE 802.11 semiconductor shipments over the next several years;

(vii) Factors driving the continued growth of advanced wireless products and services sales over the next five years;

(viii) The types of licensing arrangements and various royalty structure models that we anticipate using under our future license agreements;

(ix) The possible outcome of audits of our license agreements when underreporting or underpayment is revealed;

(x) Our plan to continue to pay a quarterly cash dividend on our common stock at the rate set forth in our current dividend policy;

(xi) Our expectations regarding the use of the remaining net proceeds from the offering the Notes;

(xii) The expected impact of the convertible note hedge and warrant transactions entered into in connection with the offering of the Notes;

(xiii) Our current plans to preserve a significant portion of our cash, cash equivalents and short-term investments to finance our business in the near future;

(xiv) Our ability to obtain additional liquidity through debt and equity financings;

(xv) Our belief that our available sources of funds will be sufficient to finance our operations, capital requirements, debt obligations, existing stock repurchase program and dividend program in the next twelve months;

(xvi) The potential effects of new accounting standards on our financial statements or results of operations;

(xvii) The expected amortization of fixed fee royalty payments over the next twelve months to reduce our deferred revenue balance;

(xviii) The expected timing, outcome and impact of our various litigation and administrative matters; and

(xix) Our belief that it is more likely than not that the Company will successfully sustain its separate company reporting in connection with our New York State audit.

Although the forward-looking statements in this Form 10-K reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements concerning our business, results of operations and financial condition are inherently subject to risks and uncertainties. We caution readers that actual results and outcomes could differ materially from those expressed in or anticipated by such forward-looking statements due to a variety of factors, including, without limitation, the following:

(i) unanticipated difficulties or delays related to the further development of our technologies;

(ii) the failure of the markets for our technologies to materialize to the extent or at the rate that we expect;

(iii) changes in the company's plans, strategy or initiatives;

(iv) the challenges related to entering into new and renewed patent license agreements and unanticipated delays, difficulties or acceleration in the negotiation and execution of patent license agreements;

(v) our ability to leverage our strategic relationships and secure new patent license and technology solutions agreements on acceptable terms;

(vi) the impact of current trends in the industry that could result in reductions in and/or caps on royalty rates under new patent license agreements;

(vii) changes in the market share and sales performance of our primary licensees, delays in product shipments of our licensees and timely receipt and final reviews of quarterly royalty reports from our customers and related matters;

(viii) the timing and/or outcome of our various litigation, arbitration or administrative proceedings, including any awards or judgments relating to such proceedings, additional legal proceedings, changes in the schedules or costs associated with legal proceedings or adverse rulings in such legal proceedings;

(ix) the impact of potential patent legislation, USPTO rule changes and international patent rule changes on our patent prosecution and licensing strategies;

(x) the timing and/or outcome of any state or federal tax examinations or audits, changes in tax laws and the resulting impact on our tax assets and liabilities;

(xi) the effects of any dispositions, acquisitions or other strategic transactions by the Company;

(xii) decreased liquidity in the capital markets; and

(xiii) unanticipated increases in the company's cash needs or decreases in available cash.

You should carefully consider these factors as well as the risks and uncertainties outlined in greater detail in Part I, Item 1A. Risk Factors in this Form 10-K before making any investment decision with respect to our common stock. These factors, individually or in the aggregate, may cause our actual results to differ materially from our expected and historical results. You should understand that it is not possible to predict or identify all such factors. In addition, you should not place undue reliance on the forward-looking statements contained herein, which are made only as of the date of this Form 10-K. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Cash Equivalents and Investments

The primary objectives of our investment activities are to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash and cash equivalents, and short-term and long-term investments in a variety of securities, including government obligations, corporate bonds, and commercial paper.

Interest Rate Risk — We invest our cash in a number of diversified high quality investment-grade fixed and floating rate securities with a fair value of $678.0 million at December 31, 2011. Our exposure to interest rate risks is not significant due to the short average maturity, quality, and diversification of our holdings. We do not hold any derivative, derivative commodity instruments or other similar financial instruments in our portfolio. The risk associated with fluctuating interest rates is generally limited to our investment portfolio. We believe that a hypothetical 10% change in period-end interest rates would not have a significant impact on our results of operations or cash flows.

The following table provides information about our interest-bearing securities that are sensitive to changes in interest rates as of December 31, 2011. The table presents principal cash flows, weighted-average yield at cost and contractual maturity dates. Additionally, we have assumed that these securities are similar enough within the specified categories to aggregate these securities for presentation purposes.

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Average Interest Rates
(in millions)

	2012	2013	2014	2015	2016	Thereafter	Total
Money market and demand accounts	$338.2	$ —	$ —	$ —	$ —	$ —	$338.2
Cash equivalents	$ 4.0	$ —	$ —	$ —	$ —	$ —	$ 4.0
Short-term investments	$212.3	$109.2	$9.9	$1.9	$0.3	$2.2	$335.8
Interest rate	0.6%	2.2%	1.5%	1.2%	0.8%	0.6%	0.6%

Cash and cash equivalents and available-for-sale securities are recorded at fair value.

Bank Liquidity Risk — As of December 31, 2011 we had approximately $338.2 million in operating accounts and money market funds that are held with domestic and international financial institutions. The majority of these balances are held with domestic financial institutions. While we monitor daily cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors. Notwithstanding, we have not incurred any losses and have had full access to our operating accounts to date.

Foreign Currency Exchange Rate Risk — We are exposed to risk from fluctuations in currencies, which might change over time as our business practices evolve, that could impact our operating results, liquidity and financial condition. We operate and invest globally. Adverse movements in currency exchange rates might negatively affect our business due to a number of situations. Currently, our international licensing agreements are typically made in U.S. dollars and are generally not subject to foreign currency exchange rate risk. We do not engage in foreign exchange hedging transactions at this time.

Between 2006 and 2011, we paid approximately $142.2 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

Investment Risk — We are exposed to market risk as it relates to changes in the market value of our short-term and long-term investments in addition to the liquidity and creditworthiness of the underlying issuers of our investments. We hold a diversified investment portfolio, which includes, fixed and floating-rate, investment-grade marketable securities, mortgage and asset-backed securities, and U.S. government and other securities. The instruments included in our portfolio meet high credit quality standards, as specified in our investment policy guidelines. This policy also limits our amount of credit exposure to any one issue, issuer and type of instrument. Given that the guidelines of our investment policy prohibit us from investing in anything but highly rated instruments, our investments are not subject to significant fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities. Our marketable securities, consisting of government obligations, corporate bonds, and commercial paper, are classified as available-for-sale with a fair value of $335.8 million as of December 31, 2011.

Equity Risk — We are exposed to changes in the market-traded price of our common stock as it influences the calculation of earnings per share. In connection with the offering of the Notes, we entered into convertible note hedge transactions with an affiliate of the initial purchaser (the "option counterparty"). We also sold warrants to the option counterparty. These transactions have been accounted for as an adjustment to our shareholders' equity. The convertible note hedge transactions are expected to reduce the potential equity dilution upon conversion of the Notes. The warrants along with any shares issuable upon conversion of the Notes will have a dilutive effect on our earnings per share to the extent that the average market price of our common stock for a given reporting period exceeds the applicable strike price or conversion price of the warrants or convertible Notes, respectively.

Item 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.***

All other schedules are omitted because they are either not required or applicable or equivalent information has been included in the financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InterDigital, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of InterDigital, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 27, 2012

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	DECEMBER 31, 2011	DECEMBER 31, 2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 342,211	$215,451
Short-term investments	335,783	326,218
Accounts receivable, less allowances of $1,750	28,079	33,632
Deferred tax assets	53,990	35,136
Prepaid and other current assets	8,824	9,119
Total current assets	768,887	619,556
PROPERTY AND EQUIPMENT, NET	7,997	8,344
PATENTS, NET	137,963	130,305
DEFERRED TAX ASSETS	54,110	71,754
OTHER NON-CURRENT ASSETS	28,011	44,684
	228,081	255,087
TOTAL ASSETS	$ 996,968	$874,643
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 180	$ 288
Accounts payable	7,110	7,572
Accrued compensation and related expenses	14,129	22,933
Deferred revenue	134,087	134,804
Taxes payable	3,265	3,675
Dividend payable	4,570	4,526
Other accrued expenses	9,812	4,762
Total current liabilities	173,153	178,560
LONG-TERM DEBT	192,529	180
LONG-TERM DEFERRED REVENUE	153,953	332,174
OTHER LONG-TERM LIABILITIES	5,651	10,613
TOTAL LIABILITIES	525,286	521,527
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred Stock, $0.10 par value, 14,399 shares authorized, 0 shares issued and outstanding	—	—
Common Stock, $0.01 par value, 100,000 shares authorized, 69,118 and 68,602 shares issued and 45,548 and 45,032 shares outstanding	691	686
Additional paid-in capital	573,950	525,767
Retained earnings	466,727	395,799
Accumulated other comprehensive (loss) income	(439)	111
	1,040,929	922,363
Treasury stock, 23,570 shares of common held at cost	569,247	569,247
Total shareholders' equity	471,682	353,116
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 996,968	$874,643

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	FOR THE YEAR ENDED DECEMBER 31,		
	2011	2010	2009
REVENUES	$301,742	$394,545	$297,404
OPERATING EXPENSES:			
Patent administration and licensing	71,736	58,907	56,127
Development	63,763	71,464	64,007
Selling, general and administrative	31,486	28,301	24,777
Repositioning	—	—	38,604
	166,985	158,672	183,515
Income from operations	134,757	235,873	113,889
OTHER (EXPENSE) INCOME	(10,149)	2,574	(1,186)
Income before income taxes	124,608	238,447	112,703
INCOME TAX PROVISION	(35,140)	(84,831)	(25,447)
NET INCOME	$ 89,468	$153,616	$ 87,256
NET INCOME PER COMMON SHARE — BASIC	$ 1.97	$ 3.48	$ 2.02
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING — BASIC	45,411	44,084	43,295
NET INCOME PER COMMON SHARE — DILUTED	$ 1.94	$ 3.43	$ 1.97
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING — DILUTED	46,014	44,824	44,327
CASH DIVIDENDS DECLARED PER COMMON SHARE	$ 0.40	$ 0.10	$ 0.00

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Amount	Total Shareholders' Equity	Total Comprehensive Income
	Shares	Amount							
BALANCE, DECEMBER 31, 2008	65,883	$659	$471,468	$159,515	$ 245	22,559	$(544,227)	$ 87,660	
Net income	—	—	—	87,256	—	—	—	87,256	87,256
Net change in unrealized gain on short-term investments	—	—	—	—	32	—	—	32	32
Total Comprehensive Income									$ 87,288
Exercise of Common Stock options	730	7	7,628	—	—	—	—	7,635	
Issuance of Common Stock under Profit Sharing Plan	26	—	545	—	—	—	—	545	
Issuance of Common Stock, net	192	2	(1,727)	—	—	—	—	(1,725)	
Tax benefit from exercise of stock options	—	—	3,881	—	—	—	—	3,881	
Amortization of unearned compensation	—	—	9,273	—	—	—	—	9,273	
Repurchase of Common Stock	—	—	—	—	—	1,011	(25,020)	(25,020)	
BALANCE, DECEMBER 31, 2009	66,831	$668	$491,068	$246,771	$ 277	23,570	$(569,247)	$169,537	
Net income	—	—	—	153,616	—	—	—	153,616	153,616
Net change in unrealized gain on short-term investments	—	—	—	—	(166)	—	—	(166)	(166)
Total Comprehensive Income									$153,450
Dividends declared	—	—	62	(4,588)	—	—	—	(4,526)	
Exercise of Common Stock options	1,491	15	21,505	—	—	—	—	21,520	
Issuance of Common Stock, net	280	3	(316)	—	—	—	—	(313)	
Tax benefit from exercise of stock options	—	—	7,653	—	—	—	—	7,653	
Amortization of unearned compensation	—	—	5,795	—	—	—	—	5,795	
BALANCE, DECEMBER 31, 2010	68,602	$686	$525,767	$395,799	$ 111	23,570	$(569,247)	$353,116	
Net income	—	—	—	89,468	—	—	—	89,468	89,468
Net change in unrealized gain on short-term investments	—	—	—	—	(550)	—	—	(550)	(550)
Total Comprehensive Income									$ 88,918
Dividends declared			347	(18,540)				(18,193)	
Exercise of Common Stock options	333	3	4,494	—	—	—	—	4,497	
Issuance of Common Stock, net	183	2	(385)	—	—	—	—	(383)	
Tax benefit from exercise of stock options	—	—	5,131	—	—	—	—	5,131	
Amortization of unearned compensation	—	—	8,115	—	—	—	—	8,115	
Convertible note hedge transactions, net of tax	—	—	(27,519)	—	—	—	—	(27,519)	
Warrant transactions	—	—	31,740	—	—	—	—	31,740	
Equity component of the Notes, net of tax	—	—	27,760	—	—	—	—	27,760	
Deferred financing costs allocated to equity	—	—	(1,500)	—	—	—	—	(1,500)	
BALANCE, DECEMBER 31, 2011	**69,118**	**$691**	**$573,950**	**$466,727**	**$(439)**	**23,570**	**$(569,247)**	**$471,682**	

The accompanying notes are an integral part of these statements

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	FOR THE YEAR ENDED DECEMBER 31,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 89,468	$ 153,616	$ 87,256
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	23,805	22,125	22,874
Accretion of debt discount	5,567	—	—
Amortization of financing costs	977	—	—
Deferred revenue recognized	(235,513)	(283,012)	(225,159)
Increase in deferred revenue	56,575	81,737	611,991
Deferred income taxes	(1,210)	(6,738)	(43,426)
Share-based compensation	8,115	5,801	9,789
Recognition of foreign tax credits	—	—	(19,100)
Impairment of long-term investment	1,616	—	3,926
Non-cash repositioning charge	—	—	30,568
Other	(238)	80	(155)
(Increase) decrease in assets:			
Receivables	5,553	179,273	(179,013)
Deferred charges	302	3,145	4,371
Other current assets	20,723	(826)	2,965
(Decrease) increase in liabilities:			
Accounts payable	(571)	417	(1,506)
Accrued compensation	(7,372)	11,234	(24,140)
Accrued taxes payable and other tax contingencies	(7,185)	(29,825)	35,705
Other accrued expenses	5,050	(3,104)	3,748
Net cash (used in) provided by operating activities	(34,338)	133,923	320,694
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term investments	(713,683)	(696,478)	(314,128)
Sales of short-term investments	703,538	568,888	156,608
Purchases of property and equipment	(3,835)	(2,520)	(4,024)
Capitalized patent costs	(27,172)	(27,814)	(31,285)
Capitalized technology license costs	—	—	(1,115)
Long-term investments	—	—	(650)
Net cash (used in) investing activities	(41,152)	(157,924)	(194,594)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from exercise of stock options	4,497	21,520	7,635
Payments on long-term debt, including capital lease obligations	(288)	(584)	(1,877)
Dividends paid	(18,150)	—	—
Proceeds from issuance of convertible senior notes	230,000	—	—
Purchase of convertible bond hedge	(42,665)	—	—
Proceeds from issuance of warrants	31,740	—	—
Payments of debt issuance costs	(8,015)	—	—
Tax benefit from share-based compensation	5,131	7,653	3,881
Repurchase of common stock	—	—	(25,020)
Net cash provided by (used in) financing activities	202,250	28,589	(15,381)
NET INCREASE IN CASH AND CASH EQUIVALENTS	126,760	4,588	110,719
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	215,451	210,863	100,144
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 342,211	$ 215,451	$ 210,863
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest Paid	2,600	51	198
Income taxes paid, including foreign witholding taxes	36,593	113,820	44,853
Non-cash investing and financing activities:			
Dividend payable	4,570	4,526	—
Issuance of Common Stock for profit sharing		—	545
Accrued capitalized patent costs	(105)	(538)	570
Accrued purchases of property, plant and equipment	(4)	(333)	375

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

1. BACKGROUND

InterDigital, Inc. (individually and/or collectively with its subsidiaries referred to as "InterDigital," the "Company," "we," "us," or "our") provides advanced technologies that enable wireless communications by designing and developing a wide range of innovations that are used in digital cellular and wireless products and networks, including 2G, 3G, 4G and IEEE 802 related products and networks. In conjunction with our technology development, we have assembled an extensive body of technical know-how, related intangible products, and a broad patent portfolio. We offer licenses to our patents to equipment producers that manufacture, import, use or sell digital cellular and IEEE 802-related products. In addition, we offer for license or sale our mobile broadband solutions to mobile device manufacturers, semiconductor companies and other equipment producers that manufacture, import, use or sell digital cellular products.

Repositioning

On March 30, 2009, we announced a repositioning plan that included the expansion of our technology development and licensing business, the cessation of further ASIC development of our SlimChip modem and efforts to monetize the SlimChip technology investment through IP licensing and technology sales. In connection with the repositioning, the Company incurred a charge of $38.6 million during 2009. Of the total charge of $38.6 million, approximately $30.6 million represents long-lived asset impairments for assets used in the product and product development, including $21.2 million of acquired intangible assets and $9.4 million of property, equipment, and other assets.

In addition, the repositioning resulted in a reduction in force of approximately 100 employees, the majority of which were terminated effective April 3, 2009. Approximately $8.0 million of the total repositioning charge represented cash obligations associated with severance and contract termination costs, all of which have been satisfied as of December 31, 2010.

We did not incur any additional repositioning charges during 2011 and 2010, nor do we expect to incur any related costs in the future.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of our accounts and all entities which we have a controlling interest, which are required to be consolidated in accordance with the Generally Accepted Accounting Principles in the United States ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the

reporting period. Actual results could differ from these estimates. We believe the accounting policies that are of particular importance to the portrayal of our financial condition and results, and that may involve a higher degree of complexity and judgment in their application compared to others, are those relating to revenue recognition, compensation, and income taxes. If different assumptions were made or different conditions had existed, our financial results could have been materially different.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents. Management determines the appropriate classification of our investments at the time of acquisition and re-evaluates such determination at each balance sheet date.

Cash and cash equivalents at December 31, 2011 and 2010 consisted of the following (in thousands):

	December 31,	
	2011	2010
Money market and demand accounts	$338,211	$181,465
U.S. government agency instruments	—	21,992
Commercial paper	4,000	11,994
	$342,211	$215,451

Short-Term Investments

At December 31, 2011 and 2010, all of our short-term investments were classified as available-for-sale and carried at fair value. We determine the cost of securities by specific identification and report unrealized gains and losses on our available-for-sale securities as a separate component of equity. Net unrealized loss on short-term investments was $0.6 million million at December 31, 2011. Realized gains and losses for 2011, 2010, and 2009 were as follows (in thousands):

Year	Gains	Losses	Net
2011	$ 37	$(274)	$(237)
2010	$ 64	$(234)	$(170)
2009	$181	$(104)	$ 77

Short-term investments as of December 31, 2011 and 2010 consisted of the following (in thousands):

	December 31,	
	2011	2010
Commercial paper	$156,574	$163,400
U.S. government agency instruments	66,647	140,076
Corporate bonds and asset backed securities	16,432	22,742
Mutual and exchange traded funds	96,130	—
	$335,783	$326,218

At December 31, 2011 and 2010, $212.3 million and $285.4 million respectively, of our short-term investments had contractual maturities within one year. The remaining portions of our short-term investments had contractual maturities primarily within two to five years.

Concentration of Credit Risk and Fair Value of Financial Instruments

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash equivalents, short-term investments, and accounts receivable. We place our cash equivalents and short-term investments only in highly rated financial instruments and in United States government instruments.

Our accounts receivable are derived principally from patent license and technology solutions agreements. At December 31, 2011, three licensees comprised 97% of our net accounts receivable balance. At December 31, 2010, four licensees represented 92% of our net accounts receivable balance. We perform ongoing credit evaluations of our licensees, who generally include large, multinational, wireless telecommunications equipment manufacturers. We believe that the book values of our financial instruments approximate their fair values.

Fair Value Measurements

Effective January 1, 2008, we adopted the provisions of the FASB fair value measurement guidance that relate to our financial assets and financial liabilities. We adopted the guidance related to non-financial assets and liabilities as of January 1, 2009. We use various valuation techniques and assumptions when measuring fair value of our assets and liabilities. We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. This guidance established a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the Company's own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. We use quoted market prices for similar assets to estimate the fair value of our Level 2 investments. Our financial assets are included within short-term investments on our consolidated balance sheets, unless otherwise indicated. Our financial assets that are accounted for at fair value on a recurring basis are presented in the tables below as of December 31, 2011 and December 31, 2010 (in thousands):

	Fair Value as of December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Money market and demand accounts(a)	$338,211	$ —	$—	$338,211
Mutual and exchange traded funds	96,130	—	—	96,130
Commercial paper(b)	—	160,574	—	160,574
U.S. government securities	—	66,647	—	66,647
Corporate bonds and asset backed securities	—	16,432	—	16,432
	$434,341	$243,653	$—	$677,994

(a) Included within cash and cash equivalents.

(b) Includes $4.0 million of commercial paper that is included within cash and cash equivalents.

	Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market and demand accounts(a)	$181,465	$ —	$—	$181,465
Commercial paper(b)	—	175,394	—	175,394
U.S. government securities(b)	—	162,068	—	162,068
Corporate bonds	—	22,742	—	22,742
	$181,465	$360,204	$—	$541,669

(a) Included within cash and cash equivalents.

(b) Includes $12.0 million and $22.0 million of commercial paper and U.S. government securities, respectively, that are included within cash and cash equivalents.

The carrying amount of long-term debt reported in the consolidated balance sheet as of December 31, 2011 is $192.5 million. Using inputs such as actual trade data, benchmark yields, broker/dealer quotes and other similar data, which were obtained from independent pricing vendors, quoted market prices or other sources, we determined the fair value of the Notes (as defined in Note 5, *Obligations*) to be $240.9 million as of December 31, 2011.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided using the straight-line method. The estimated useful lives for computer equipment, computer software, engineering and test equipment, and furniture and fixtures are generally three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or their respective lease terms, which are generally five to ten years. Buildings are being depreciated over twenty-five years. Expenditures for major improvements and betterments are capitalized, while minor repairs and maintenance are charged to expense as incurred. Leases meeting certain capital lease criteria are capitalized and the net present value of the related lease payments is recorded as a liability. Amortization of capital leased assets is recorded using the straight-line method over the lesser of the estimated useful lives or the lease terms.

Upon the retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

Internal-Use Software Costs

We capitalize costs associated with software developed for internal use that are incurred during the software development stage. Such costs are limited to expenses incurred after management authorizes and commits to a computer software project, believes that it is more likely than not that the project will be completed, the software will be used to perform the intended function with an estimated service life of two years or more, and the completion of conceptual formulation, design, and testing of possible software project alternatives (the preliminary design stage). Costs incurred after final acceptance testing has been successfully completed are expensed. Capitalized computer software costs are amortized over their estimated useful life of three years.

All computer software costs capitalized to date relate to the purchase, development, and implementation of engineering, accounting, and other enterprise software.

Other-than-Temporary Impairments

We review our investment portfolio during each reporting period to determine whether there are identified events or circumstances that would indicate there is a decline in the fair value that is considered to be other-than-temporary. For non-public investments, if there are no identified events or circumstances that would have a

significant adverse effect on the fair value of the investment, then the fair value is not estimated. If an investment is deemed to have experienced an other-than-temporary decline below its cost basis, we reduce the carrying amount of the investment to its quoted or estimated fair value, as applicable, and establish a new cost basis for the investment. For cost method investments we charge the impairment to *Other (Expense) Income* line of our Consolidated Statements of Income.

Investments in Other Entities

We may make strategic investments in companies that have developed or are developing technologies that are complementary to our business. We account for our investments using either the cost or equity method of accounting. Under the cost method, we do not adjust our investment balance when the investee reports profit or loss but monitor the investment for an other-than-temporary decline in value. On a quarterly basis, we monitor our investment's financial position and performance to assess whether there are any triggering events or indicators present that would be indicative of an other-than-temporary impairment of our investment. When assessing whether an other-than-temporary decline in value has occurred, we consider such factors as the valuation placed on the investee in subsequent rounds of financing, the performance of the investee relative to its own performance targets and business plan, and the investee's revenue and cost trends, liquidity and cash position, including its cash burn rate, and updated forecasts. Under the equity method of accounting, we initially record our investment in the stock of an investee at cost, and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income, and such amount reflects adjustments similar to those made in preparing consolidated statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between our cost and underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect our share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment. When there are a series of operating losses by the investee or when other factors indicate that a decrease in value of the investment has occurred which is other than temporary, we recognize an impairment equal to the difference between the fair value and the carrying amount of our investment. The carrying costs of our investments are included within *Other Non-Current Assets* on our Consolidated Balance Sheets.

In September 2009, we entered into a worldwide patent licensing agreement with Pantech Co., Ltd. ("Pantech") (formally known separately as Pantech Co., Ltd. and Pantech & Curitel Communications, Inc.). In exchange for granting Pantech the license, we received cash consideration and a minority equity interest in both Pantech Co., Ltd. and Pantech & Curitel Communications, Inc. Simultaneous with the execution of the patent license agreement, we executed a stock agreement to acquire a minority stake in Pantech using the Korean Won provided by Pantech with no participation at the board level or in management. Given that there are no observable inputs relevant to our investment in Pantech, we assessed pertinent risk factors, and reviewed a third-party valuation that used the discounted cash flow method, and incorporated illiquidity discounts in order to assign a fair market value to our investment. After consideration of the aforementioned factors, we valued our non-controlling equity interest in Pantech at $21.7 million. We are accounting for this investment using the cost method of accounting.

During 2007, we made a $5.0 million investment for a non-controlling interest in Kineto Wireless ("Kineto"). Due to the fact that we do not have significant influence over Kineto, we are accounting for this investment using the cost method of accounting. In first quarter 2008, we wrote down this investment by $0.7 million based on a lower valuation of Kineto. Early in second quarter 2008, we participated in a new round of financing that included several other investors, investing an additional $0.7 million in Kineto. This second investment both maintained our ownership position and preserved certain liquidation preferences. During 2009, we reassessed our investment in Kineto and concluded that, given their financial position at the time, it was necessary to record an impairment of $3.9 million, which reduced our carrying amount of our investment in Kineto to approximately $1.0 million at December 31, 2009. During 2010, we reassessed our investment in Kineto and concluded that there was no evidence of an other-than-temporary impairment. As of

December 31, 2010, the carrying amount of our investment in Kineto was $1.0 million. During 2011, we reassessed our investment in Kineto and concluded that given their financial position at the time, it was necessary to record an impairment of $1.0 million which reduced our carrying amount of our investment to zero as of December 31, 2011.

On December 17, 2009, we announced a multi-faceted collaboration agreement with Attila Technologies LLC ("Attila"). We will collaborate on the development and marketing of bandwidth aggregation technologies and related multi-network innovations. In addition, we paid approximately $0.7 million to acquire a 7% minority stake. No other amounts were paid or are payable to Attila for the period ended December 31, 2009. Certain terms of the agreement afford us the ability to exercise significant influence over Attila; therefore we are accounting for this investment using the equity method of accounting. During 2010, we reassessed our investment in Attila and concluded that there was no evidence of an other-than-temporary impairment. As of December 31, 2010, the carrying amount of our investment in Attila was $0.7 million. During 2011, we reassessed our investment in Attila and concluded that given their financial position at the time, it was necessary to record an impairment of $0.7 million which reduced our carrying amount of our investment to zero as of December 31, 2011.

Patents

We capitalize external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and patent license rights. We expense costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. We amortize capitalized patent costs for internally generated patents on a straight-line basis over ten years, which represents the estimated useful lives of the patents. The ten year estimated useful life for internally generated patents is based on our assessment of such factors as: the integrated nature of the portfolios being licensed, the overall makeup of the portfolio over time, and the length of license agreements for such patents. The estimated useful lives of acquired patents and patent rights, however, have been and will continue to be based on separate analyses related to each acquisition and may differ from the estimated useful lives of internally generated patents. The average estimated useful life of acquired patents thus far has been fifteen years. We assess the potential impairment to all capitalized net patent costs when events or changes in circumstances indicate that the carrying amount of our patent portfolio may not be recoverable.

Patents consisted of the following (in thousands, except for useful life data):

	December 31,	
	2011	2010
Weighted average estimated useful life (years)	10.7	10.7
Gross patents	$ 245,999	$218,722
Accumulated amortization	(108,036)	(88,417)
Patents, net	$ 137,963	$130,305

Amortization expense related to capitalized patent costs was $19.6 million, $17.2 million, and $14.4 million in 2011, 2010, and 2009, respectively. These amounts are recorded within *Patent administration and licensing* line of our Consolidated Statements of Income.

The estimated aggregate amortization expense for the next five years related to our patents balance as of December 31, 2011 is as follows (in thousands):

2012	$20,701
2013	20,086
2014	19,108
2015	17,756
2016	16,137

Intangible Assets

We capitalize the cost of technology solutions and platforms we acquire or license from third parties when they have a future benefit and the development of these solutions and platforms is substantially complete at the time they are acquired or licensed.

During 2009, in connection with our cessation of further product development of the SlimChip modem technology, we fully impaired our acquired intangible assets. In connection with this full impairment of our acquired intangible assets, the related cost and accumulated amortization were removed from our Consolidated Balance Sheets. For further discussion of our 2009 Repositioning refer to the *"Repositioning"* section of Note 1, *"Background."* Our amortization expense related to these intangible assets was $2.3 million in 2009.

Revenue Recognition

We derive the vast majority of our revenue from patent licensing. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple elements. These agreements can include, without limitation, elements related to the settlement of past patent infringement liabilities, up-front and non-refundable license fees for the use of patents and/or know-how, patent and/or know-how licensing royalties on covered products sold by licensees, cross-licensing terms between us and other parties, the compensation structure and ownership of intellectual property rights associated with contractual technology development arrangements, advanced payments and fees for service arrangements, and settlement of intellectual property enforcement. For agreements entered into or materially modified prior to 2011, due to the inherent difficulty in establishing reliable, verifiable, and objectively determinable evidence of the fair value of the separate elements of these agreements, the total revenue resulting from such agreements has often been recognized over the performance period. Beginning in January 2011, all new or materially modified agreements are being accounted for under the Financial Accounting Standards Board ("FASB") revenue recognition guidance, "Revenue Arrangements with Multiple Deliverables." This guidance requires consideration to be allocated to each element of an agreement that has stand alone value using the relative fair value method. In other circumstances, such as those agreements involving consideration for past and expected future patent royalty obligations, after consideration of the particular facts and circumstances, the appropriate recording of revenue between periods may require the use of judgment. In all cases, revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred or services have been rendered; (3) fees are fixed or determinable; and (4) collectability of fees is reasonably assured.

We establish a receivable for payments expected to be received within twelve months from the balance sheet date based on the terms in the license. Our reporting of such payments often results in an increase to both accounts receivable and deferred revenue. Deferred revenue associated with fixed fee royalty payments is classified on the balance sheet as short-term when it is scheduled to be amortized within twelve months from the balance sheet date. All other deferred revenue is classified as long term, as amounts to be recognized over the next twelve months are not known.

Patent License Agreements

Upon signing a patent license agreement, we provide the licensee permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance for revenue arrangements with multiple deliverables and the guidance for revenue recognition. We have elected to utilize the leased-based model for revenue recognition, with revenue being recognized over the expected period of benefit to the licensee. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our licensees to use our patented inventions in their applications and products:

Consideration for Past Sales: Consideration related to a licensee's product sales from prior periods may result from a negotiated agreement with a licensee that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a licensee over the specific terms of an existing license agreement. We may also receive consideration for past sales in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue when we have obtained a signed agreement, identified a fixed or determinable price, and determined that collectability is reasonably assured.

Fixed Fee Royalty Payments: These are up-front, non-refundable royalty payments that fulfill the licensee's obligations to us under a patent license agreement for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof — in each case for a specified time period (including for the life of the patents licensed under the agreement). We recognize revenues related to Fixed Fee Royalty Payments on a straight-line basis over the effective term of the license. We utilize the straight-line method because we cannot reliably predict in which periods, within the term of a license, the licensee will benefit from the use of our patented inventions.

Prepayments: These are up-front, non-refundable royalty payments towards a licensee's future obligations to us related to its expected sales of covered products in future periods. Our licensees' obligations to pay royalties typically extend beyond the exhaustion of their Prepayment balance. Once a licensee exhausts its Prepayment balance, we may provide them with the opportunity to make another Prepayment toward future sales or it will be required to make Current Royalty Payments.

Current Royalty Payments: These are royalty payments covering a licensee's obligations to us related to its sales of covered products in the current contractual reporting period.

Licensees that either owe us Current Royalty Payments or have Prepayment balances are obligated to provide us with quarterly or semi-annual royalty reports that summarize their sales of covered products and their related royalty obligations to us. We typically receive these royalty reports subsequent to the period in which our licensees' underlying sales occurred. As a result, it is impractical for us to recognize revenue in the period in which the underlying sales occur, and, in most cases, we recognize revenue in the period in which the royalty report is received and other revenue recognition criteria are met due to the fact that without royalty reports from our licensees, our visibility into our licensees' sales is very limited.

The exhaustion of Prepayments and Current Royalty Payments are often calculated based on related per-unit sales of covered products. From time to time, licensees will not report revenues in the proper period, most often due to legal disputes. When this occurs, the timing and comparability of royalty revenue could be affected.

In cases where we receive objective, verifiable evidence that a licensee has discontinued sales of products covered under a patent license agreement with us, we recognize any related deferred revenue balance in the period that we receive such evidence.

Technology Solutions Revenue

Technology solutions revenue consists primarily of revenue from software licenses and engineering services. Software license revenues are recognized in accordance with the original and revised guidance for software revenue recognition. When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance for construction-type and certain production-type contracts. Under this method, revenue and profit are recognized throughout the term of the contract, based on actual labor costs incurred to date as a percentage of the total estimated labor costs related to the contract. Changes in estimates for revenues, costs, and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is recognized at that time.

We recognize revenues associated with engineering service arrangements that are outside the scope of the accounting guidance for construction-type and certain production-type contracts on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. In such cases we often recognize revenue using proportional performance and measure the progress of our performance based on the relationship between incurred labor hours and total estimated labor hours or other measures of progress, if available. Our most significant cost has been labor and we believe both labor hours and labor cost provide a measure of the progress of our services. The effect of changes to total estimated contract costs is recognized in the period such changes are determined.

When technology solutions agreements include royalty payments, we recognize revenue from the royalty payments using the same methods described above under our policy for recognizing revenue from patent license agreements.

Deferred Charges

From time to time, we use sales agents to assist us in our licensing activities. In such cases, we may pay a commission. The commission rate varies from agreement to agreement. Commissions are normally paid shortly after our receipt of cash payments associated with the patent license agreements. We defer recognition of commission expense related to both prepayments and fixed fee royalty payments and amortize these expenses in proportion to our recognition of the related revenue. In 2011, 2010, and 2009, we paid cash commissions of approximately $0.1 million, $0.6 million, and less than $0.1 million, respectively.

Incremental direct costs incurred related to acquisition or origination of a customer contract in a transaction that results in the deferral of revenue may be either expensed as incurred or capitalized. The only eligible costs for deferral are those costs directly related to a particular revenue arrangement. We capitalize those direct costs incurred for the acquisition of a contract through the date of signing, and amortize them on a straight-line basis over the life of the patent license agreement. We paid approximately $0.6 million of direct contract origination costs in 2009 in relation to our patent licensing agreement with Pantech. There were no direct contract origination costs incurred during 2011 and 2010.

Incremental direct costs incurred related to a debt financing transaction may be capitalized. In connection with our Notes offering, discussed in detail within Note 5, *Obligations*, the Company incurred $8.0 million of directly related costs. The initial purchaser's transaction fees and related offering expenses were allocated to the liability and equity components of the debt in proportion to the allocation of proceeds and accounted for as debt issuance costs. We allocated $6.5 million of debt issuance costs to the liability component of the debt, which were capitalized as deferred financing costs. These costs are being amortized to interest expense over the term of the debt using the effective interest method. The remaining $1.5 million of costs allocated to the equity component of the debt were recorded as a reduction of the equity component of the debt. There were no debt issuance costs incurred in 2010 or 2009.

Deferred charges are recorded in our Consolidated Balance Sheets within the following captions (in thousands):

	December 31,	
	2011	2010
Prepaid and other current assets		
Deferred commission expense	$ 289	$ 289
Deferred contract origination costs	79	79
Deferred financing costs	1,303	—
Other non-current assets		
Deferred commission expense	1,406	1,623
Deferred contract origination costs	316	395
Deferred financing costs	4,235	—

Commission expense was approximately $0.4 million, $3.7 million, and $3.4 million in 2011, 2010, and 2009, respectively. Commission expense is included within the *Patent administration and licensing* line of our Consolidated Statements of Income. Deferred contract origination expense recognized in 2011, 2010, and 2009 was less than $0.1 million in each period and is included within *Patent administration and licensing* line of our Consolidated Statements of Income. Deferred financing expense was $1.0 million in 2011. There was no deferred financing expense incurred in 2010 or 2009. Deferred financing expense is included within the *Other (Expense) Income* line of our Consolidated Statements of Income.

Research and Development

Research and development expenditures are expensed in the period incurred, except certain software development costs which are capitalized between the point in time that technological feasibility of the software is established and the product is available for general release to customers. We did not have any such capitalized software costs in any period presented. Research, development, and other related costs were approximately $63.8 million, $71.5 million, and $64.0 million in 2011, 2010, and 2009, respectively.

Compensation Programs

We account for compensation costs associated with share-based transactions based on the fair value of the instruments issued, net of any estimated award forfeitures. At December 31, 2011, 2010, and 2009, we have estimated the forfeiture rates for outstanding RSUs to be between 0% and 25% over their lives of one to three years, depending upon the type of grant and the specific terms of the award issued.

In 2006, we adopted the short-cut method to establish the historical additional paid-in-capital pool ("APIC Pool") related to the tax effects of employee share-based compensation. Any positive balance would be available to absorb tax shortfalls (which occur when the tax deductions resulting from share-based compensation are less than the related book expense) recognized subsequent to the adoption of the stock-based compensation guidance. We did not incur any net tax shortfalls in 2011, 2010, or 2009.

In all periods, our policy has been to set the value of RSU and restricted stock awards equal to the value of our underlying common stock on the date of measurement. For grants made prior to 2010, we amortize the associated unrecognized compensation cost using an accelerated method. For grants made in 2011 and 2010, we expect to amortize the associated unrecognized compensation cost at December 31, 2011 on a straight line basis over a three-year period.

Impairment of Long-Lived Assets

We evaluate long-lived and intangible assets for impairment when factors indicate that the carrying value of an asset may not be recoverable. When factors indicate that such assets should be evaluated for possible

impairment, we review whether we will be able to realize our long-lived assets by analyzing the projected undiscounted cash flows in measuring whether the asset is recoverable. We did not have any long-lived asset impairments in 2011 or 2010. We recorded a charge of $30.6 million in 2009 related to the impairment of assets used in the product and product development, including $21.2 million of acquired intangible assets and $9.4 million of property, equipment and other assets. Refer to the "*Repositioning*" section of Note 1 for further information related to the 2009 impairment incurred as a result of the cessation of further product development of the SlimChip modem technology.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

During fourth quarter 2009, we completed a study to assess the Company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we amended our United States federal income tax returns for the periods 1999 — 2005 to reclassify $29.3 million of foreign tax payments we made during those periods from deductions to foreign tax credits. We also amended our federal tax returns for the periods 2006 — 2008 to utilize the resulting tax credits. When we completed the study, we established a basis to support amending the returns and estimated that the maximum incremental benefit would be $19.1 million. We recognized a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. In 2011, we recorded an additional tax benefit of $8.3 million to eliminate this and other tax contingencies and recognize interest income on the associated refund.

Between 2006 and 2011, we paid approximately $142.2 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

Net Income Per Common Share

Basic Earnings Per Share ("EPS") is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other securities with features that could result in the issuance of common stock were exercised or converted to common stock. The following table reconciles the numerator and the denominator of the basic and diluted net income per share computation (in thousands, except for per share data):

	For the Year Ended December 31,					
	2011		2010		2009	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator:						
Net income applicable to common shareholders	$89,468	$89,468	$153,616	$153,616	$87,256	$87,256
Denominator:						
Weighted-average shares outstanding: Basic	45,411	45,411	44,084	44,084	43,295	43,295
Dilutive effect of stock options, RSUs, and convertible securities		603		740		1,032
Weighted-average shares outstanding: Diluted		46,014		44,824		44,327
Earnings Per Share:						
Net income: Basic	$ 1.97	1.97	$ 3.48	3.48	$ 2.02	2.02
Dilutive effect of stock options, RSUs, and convertible securities		(0.03)		(0.05)		(0.05)
Net income: Diluted		$ 1.94		$ 3.43		$ 1.97

For the years ended December 31, 2011, December 31, 2010, and December 31, 2009, options to purchase zero, less than 0.1 million, and 0.6 million shares of common stock, respectively, were excluded from the computation of diluted EPS because their effect would have been anti-dilutive.

For the year ended December 31, 2011, 3.9 million shares of common stock issuable under convertible securities were excluded from the computation of diluted EPS because their effect would have been anti-dilutive. For the year ended December 31, 2011, 4.0 million shares of common stock issuable under warrants were excluded from the computation of diluted EPS because their effect would have been anti-dilutive. There were no warrants or convertible securities outstanding for the years ended December 31, 2010 or December 31, 2009.

New Accounting Guidance

Accounting Standards Updates: Revenue Arrangements with Multiple Deliverables

In September 2009, the FASB finalized revenue recognition guidance for *Revenue Arrangements with Multiple Deliverables*. By providing another alternative for determining the selling price of deliverables, the Accounting Standard Update related to revenue arrangements with multiple deliverables allows companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics. In addition, the residual method of allocating arrangement consideration is no longer permitted under this new guidance. This guidance is effective for fiscal years beginning on or after June 15, 2010. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We adopted this guidance effective January 1, 2011, and have been applying this guidance on a prospective basis for all new or materially modified revenue arrangements

with multiple deliverables entered into on or after January 1, 2011. As a result of this new guidance, we will recognize revenue from new or materially modified agreements with multiple elements and fixed payments earlier than we would have under our old policy. During 2011, we entered into one new agreement with multiple elements and fixed payments. The application of this guidance to the new agreement did not have a material impact on the timing or pattern of revenue recognition.

Accounting Standards Updates: Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS

In May 2011, the FASB issued authoritative guidance that is more closely aligned with the fair value measurement and disclosure guidance issued by the International Accounting Standards Board ("IASB"). The issuance of this standard results in global fair value measurement and disclosure guidance that minimizes the differences between U.S. GAAP and International Financial Reporting Standards. Many of the changes in the final standard represent clarifications to existing guidance, while some changes related to the valuation premise and the application of premiums and discounts and new required disclosures are more significant. This guidance is effective for interim and annual periods beginning after December 15, 2011. We do not believe the adoption of this guidance will have a significant impact on the Company's financial statements or related disclosures.

Accounting Standards Updates: Presentation of Comprehensive Income

In June 2011, the FASB issued authoritative guidance requiring most entities to present items of net income and other comprehensive income either in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity was eliminated. This guidance is effective for interim and annual periods beginning after December 15, 2011. Based upon our assessment of the impact of this guidance, the manner in which we present other comprehensive income in our financial statements will be modified upon adoption.

3. GEOGRAPHIC/CUSTOMER CONCENTRATION

We have one reportable segment. As of December 31, 2011, substantially all of our revenue was derived from a limited number of licensees based outside of the United States, primarily in Asia. These revenues were paid in U.S. dollars and were not subject to any substantial foreign exchange transaction risk. The table below lists the countries of the headquarters of our licensees and the total revenue derived from each country for the periods indicated (in thousands):

	For the Year Ended December 31,		
	2011	2010	2009
Korea	$118,078	$175,614	$160,470
Japan	61,594	121,113	73,253
Canada	54,728	38,820	27,371
Taiwan	43,993	21,559	15,336
United States	13,719	18,953	9,361
Germany	5,439	10,292	10,394
China	688	6,305	—
Other Europe	3,461	1,877	1,196
Other Asia	42	12	23
Total	$301,742	$394,545	$297,404

During 2011, 2010, and 2009, the following licensees accounted for 10% or more of total revenues:

	2011	2010	2009
Samsung Electronics Co., Ltd.	34%	26%	33%
Research in Motion Limited	14%	< 10%	< 10%
HTC Corporation	11%	< 10%	< 10%
LG Electronics	0%	15%	19%
Sharp Corporation	< 10%	< 10%	10%

At December 31, 2011, 2010, and 2009, we held $146.0 million, or nearly 100%, $138.4 million, or 99%, and $128.8 million, or 99%, respectively, of our property and equipment and patents in the United States net of accumulated depreciation and amortization. At December 31, 2011, 2010, and 2009, we also held $0.1 million, $0.2 million, and $0.8 million, respectively, of property and equipment, net of accumulated depreciation, in Canada.

4. PROPERTY AND EQUIPMENT

	December 31,	
	2011	2010
Land	$ 695	$ 695
Building and improvements	7,763	7,653
Engineering and test equipment	11,021	9,339
Computer equipment and software	25,738	24,089
Furniture and fixtures	1,357	1,202
Leasehold improvements	4,530	4,287
Property and equipment, gross	51,104	47,265
Less: accumulated depreciation	(43,107)	(38,921)
Property and equipment, net	$ 7,997	$ 8,344

Depreciation expense was $4.2 million, $4.9 million, and $6.1 million in 2011, 2010, and 2009, respectively. Depreciation expense included depreciation of computer software costs of $1.2 million, $1.8 million, and $2.3 million in 2011, 2010, and 2009, respectively. Accumulated depreciation related to computer software costs was $14.7 million and $13.4 million at December 31, 2011 and 2010, respectively. The net book value of our computer software was $1.6 million and $1.9 million at December 31, 2011 and 2010, respectively.

5. OBLIGATIONS

	December 31,	
	2011	2010
Mortgage debt	$ 180	$468
2.50% Senior Convertible Notes due 2016	230,000	—
Unamortized interest discount	(37,471)	—
Total debt obligations	192,709	468
Less: Current portion	180	288
Long-term debt obligations	$192,529	$180

During 1996, we purchased our King of Prussia, Pennsylvania, facility for $3.7 million, including cash of $0.9 million and a 16-year mortgage of $2.8 million with interest payable at a rate of 8.28% per annum. The carrying amount of the land and office building in King of Prussia was $2.6 million as of December 31, 2011.

There were no capital leases remaining at December 31, 2011 and December 31, 2010.

Maturities of principal of the long-term debt obligations as of December 31, 2011 are as follows (in thousands):

2012	$ 180
2013	—
2014	—
2015	—
2016	230,000
Thereafter	—
	$230,180

Senior Convertible Note, Note Hedge and Warrant Transactions

On April 4, 2011, InterDigital issued $230.0 million in aggregate principal amount of its 2.50% Senior Convertible Notes due 2016 (the "Notes") pursuant to an indenture (the "Indenture"), dated as of April 4, 2011, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the "Trustee"). The Notes bear interest at a rate of 2.50% per year, payable in cash on March 15 and September 15 of each year, commencing September 15, 2011. The Notes will mature on March 15, 2016, unless earlier converted or repurchased. The Notes are the Company's senior unsecured obligations and rank equally in right of payment with any of the Company's future senior unsecured indebtedness, and the Notes are structurally subordinated to the Company's future secured indebtedness to the extent of the value of the related collateral and to the indebtedness and other liabilities, including trade payables, of the Company's subsidiaries, except with respect to any subsidiaries that become guarantors pursuant to the terms of the Indenture.

The Notes will be convertible into cash and, if applicable, shares of the Company's common stock at an initial conversion rate of 17.3458 shares of common stock per $1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately $57.65 per share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances, including in connection with conversions made following certain fundamental changes and under other circumstances as set forth in the Indenture.

Prior to 5:00 p.m., New York City time, on the business day immediately preceding December 15, 2015, the Notes will be convertible only under certain circumstances as set forth in the Indenture. Commencing on December 15, 2015, the Notes will be convertible in multiples of $1,000 principal amount, at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date of the Notes. Upon any conversion, the conversion obligation will be settled in cash up to, and including, the principal amount and, to the extent of any excess over the principal amount, in shares of common stock.

If a fundamental change (as defined in the Indenture) occurs, holders may require the Company to purchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Company may not redeem the Notes prior to their maturity date.

On March 29 and March 30, 2011, in connection with the offering of the Notes, InterDigital entered into convertible note hedge transactions with respect to its common stock with Barclays Bank PLC, through its agent, Barclays Capital Inc. The two convertible note hedge transactions cover, subject to customary anti-dilution adjustments, approximately 3.5 million and approximately 0.5 million shares of common stock, respectively, at a strike price that corresponds to the initial conversion price of the Notes, also subject to adjustment, and are exercisable upon conversion of the Notes.

On April 4, 2011, the Company paid $37.1 million and $5.6 million for the convertible note hedge transactions entered into on March 29 and March 30, 2011, respectively. The aggregate cost of the convertible note hedge transactions was $42.7 million. As described in more detail below, this cost was partially offset by the proceeds from the sale of the warrants in separate transactions.

The convertible note hedge transactions are intended generally to reduce the potential dilution to the common stock upon conversion of the Notes in the event that the market price per share of the common stock is greater than the strike price.

The convertible note hedge transactions are separate transactions and are not part of the terms of the Notes. Holders of the Notes have no rights with respect to the convertible note hedge transactions.

On March 29 and March 30, 2011, InterDigital also entered into privately-negotiated warrant transactions with Barclays Bank PLC, through its agent, Barclays Capital Inc., whereby InterDigital sold warrants to acquire, subject to customary anti-dilution adjustments, approximately 3.5 million shares and approximately 0.5 million shares, respectively, of common stock at a strike price of $66.3528 per share, also subject to adjustment. The warrants become exercisable in tranches starting in June 2016. As consideration for the warrants issued on March 29 and March 30, 2011, the Company received, on April 4, 2011, $27.6 million and $4.1 million, respectively.

If the market value per share of the common stock, as measured under the warrants, exceeds the strike price of the warrants at the time the warrants are exercisable, the warrants will have a dilutive effect on the Company's earnings per share.

Accounting Treatment of the Senior Convertible Note, Convertible Note Hedge and Warrant Transactions

The offering of the Notes on March 29, 2011 was for $200.0 million and included an overallotment option that allowed the initial purchaser to purchase up to an additional $30.0 million aggregate principal amount of Notes. The initial purchaser exercised its overallotment option on March 30, 2011, bringing the total amount of Notes issued on April 4, 2011 to $230.0 million.

In connection with the offering of the Notes, as discussed above, InterDigital entered into convertible note hedge transactions with respect to its common stock. The $42.7 million cost of the convertible note hedge transactions was partially offset by the proceeds from the sale of the warrants described above, resulting in a net cost of $10.9 million.

Existing accounting guidance provides that the March 29, 2011 convertible note hedge and warrant contracts be treated as derivative instruments for the period during which the initial purchaser's overallotment option was outstanding. Once the overallotment provision was exercised on March 30, 2011, the March 29 convertible note hedge and warrant contracts were reclassified to equity, as the settlement terms of the Company's note hedge and warrant contracts both provide for net share settlement. There was no material net change in the value of these convertible note hedges and warrants during the one day they were classified as derivatives and the equity components of these instruments will not be adjusted for subsequent changes in fair value.

Under current accounting guidance, the Company bifurcated the proceeds from the offering of the Notes between the liability and equity components of the debt. On the date of issuance, the liability and equity components were calculated to be approximately $187.0 million and $43.0 million, respectively. The initial $187.0 million liability component was determined based on the fair value of similar debt instruments excluding the conversion feature. The initial $43.0 million ($28.0 million net of tax) equity component represents the difference between the fair value of the initial $187.0 million in debt and the $230.0 million of gross proceeds. The related initial debt discount of $43.0 million is being amortized using the effective interest method over the life of the Notes. An effective interest rate of 7% was used to calculate the debt discount on the Notes.

In connection with the above-noted transactions, the Company incurred $8.0 million of directly related costs. The initial purchaser's transaction fees and related offering expenses were allocated to the liability and equity components of the debt in proportion to the allocation of proceeds and accounted for as debt issuance costs. We allocated $6.5 million of debt issuance costs to the liability component of the debt, which were capitalized as deferred financing costs. These costs are being amortized to interest expense over the term of the debt using the effective interest method. The remaining $1.5 million of costs allocated to the equity component of the debt were recorded as a reduction of the equity component of the debt.

The following table presents the amount of interest cost recognized for the for the year ended December 31, 2011 relating to the contractual interest coupon, accretion of the debt discount, and the amortization of financing costs (in thousands):

	For the Year Ended December 31, 2011
Contractual coupon interest	$ 4,313
Accretion of debt discount	5,567
Amortization of financing costs	977
Total	$10,857

6. COMMITMENTS

Leases

We have entered into various operating lease agreements. Total rent expense, primarily for office space, was $3.4 million, $2.9 million, and $2.7 million in 2011, 2010, and 2009, respectively. Minimum future rental payments for operating leases as of December 31, 2011 are as follows (in thousands):

2012	$3,003
2013	1,134
2014	657
2015	329
2016	173
Thereafter	—

7. LITIGATION AND LEGAL PROCEEDINGS

Huawei China Proceedings

On February 21, 2012, InterDigital was served with two complaints filed by Huawei Technologies Co., Ltd. ("Huawei Technologies") in the Shenzhen Intermediate People's Court in China on December 5, 2011. The first complaint names as defendants InterDigital, Inc. and its wholly owned subsidiaries InterDigital Technology Corporation and InterDigital Communications, LLC (collectively, "InterDigital" for purposes of the discussion of this matter). This first complaint alleges that InterDigital had dominant market position in China and the United States in the market for the licensing of essential patents owned by InterDigital, and abused its market power by engaging in allegedly unlawful practices, including differentiated pricing, tying, and refusal to deal. Huawei Technologies seeks relief in the amount of 20.0 million RMB (approximately $3.2 million based on the current exchange rate), an order requiring InterDigital to cease the allegedly unlawful conduct, and compensation for its costs associated with this matter. The second complaint names as defendants InterDigital's wholly owned subsidiaries InterDigital Technology Corporation, InterDigital Communications, LLC, InterDigital Patent Holdings, Inc., and IPR Licensing, Inc. (collectively, "InterDigital" for purposes of the discussion of this matter). This second complaint alleges that InterDigital is a member of certain standards-setting organization(s); that it is the practice of certain standards-setting organization(s) that owners of essential patents included in

relevant standards license those patents on fair, reasonable, and non-discriminatory ("FRAND") terms; and that InterDigital has failed to negotiate on FRAND terms with Huawei Technologies. Huawei Technologies is asking the court to determine the FRAND rate for licensing essential Chinese patents to Huawei Technologies and also seeks compensation for its costs associated with this matter.

Huawei Delaware State Court Proceeding

On October 25, 2011, Huawei Technologies Co., Ltd. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) (collectively, "Huawei") filed a complaint ("Complaint") with the Court of Chancery of the State of Delaware ("Court of Chancery") against InterDigital's wholly owned subsidiaries InterDigital Technology Corporation, IPR Licensing, Inc., and InterDigital Communications, LLC (collectively, "InterDigital"). The Complaint asserts causes of action for breach of contract, equitable estoppel, waiver, and declaratory judgment. The Complaint seeks to enforce alleged contractual commitments made by InterDigital to license on FRAND terms patents Huawei claims InterDigital has declared essential to various 3G wireless standards. The Complaint further requests a declaratory judgment that InterDigital has not offered licenses on FRAND terms to such patents, a declaratory judgment that InterDigital is equitably estopped and has waived its right to seek injunctive or exclusionary relief for Huawei's alleged infringement of such patents, including but not limited to such relief as sought in InterDigital's U.S. International Trade Commission ("USITC" or the "Commission") proceeding against Huawei, and a declaratory judgment determining an appropriate FRAND royalty for InterDigital's United States patents that Huawei claims have been declared essential to a standard used by Huawei's accused products. On the same date that the Complaint was filed, Huawei filed a motion seeking expedited proceedings.

On November 14, 2011, InterDigital filed an opposition to Huawei's motion to expedite proceedings and filed a motion to stay or dismiss the proceedings. On November 16, 2011, the Court of Chancery denied Huawei's motion to expedite and requested a status update within 30 days. On December 16, 2011, InterDigital and Huawei submitted separate status reports to the Court of Chancery on the parallel proceedings in the USITC and the District of Delaware (discussed below).

Nokia, Huawei, ZTE and LG USITC Proceeding and Related Delaware District Court Proceeding

On July 26, 2011, InterDigital's wholly owned subsidiaries InterDigital Communications, LLC, InterDigital Technology Corporation and IPR Licensing, Inc. (collectively, the "Company," "InterDigital," "we," or "our" for the purposes of the discussion of this matter) filed a complaint with the USITC against Nokia Corporation and Nokia Inc. (collectively, "Nokia"), Huawei Technologies Co., Ltd. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) (collectively, "Huawei") and ZTE Corporation and ZTE (USA) Inc. (collectively, "ZTE" and together with Nokia and Huawei, "Respondents"), alleging that they engaged in unfair trade practices by making for importation into the United States, importing into the United States, and selling after importation into the United States, certain 3G wireless devices (including WCDMA and cdma2000® capable mobile phones, USB sticks, mobile hotspots, and tablets, and components of such devices) that infringe seven of InterDigital's U.S. patents (the "Asserted Patents"). The action also extends to certain WCDMA and cdma2000® devices incorporating WiFi functionality. InterDigital's complaint with the USITC seeks an exclusion order that would bar from entry into the U.S. any infringing 3G wireless devices (and components) that are imported by or on behalf of Respondents, and also seeks a cease and desist order to bar further sales of infringing products that have already been imported into the United States. On August 31, 2011, the USITC formally instituted an investigation against Respondents. On October 5, 2011, InterDigital filed a motion requesting that the USITC add LG Electronics, Inc., LG Electronics U.S.A., Inc. and LG Electronics Mobilecomm U.S.A., Inc. (collectively, "LG") as respondents to the Company's USITC complaint, and that the USITC add an additional patent to the USITC complaint as well. On December 5, 2011, the Administrative Law Judge ("ALJ") granted this motion, and on December 21, 2011, the Commission determined not to review the ALJ's determination, thus adding the LG entities as respondents and including allegations of infringement of the additional patent.

On September 29, 2011, Nokia filed a motion to terminate the USITC investigation, arguing that InterDigital's alleged commitment to the European Telecommunications Standards Institute ("ETSI") regarding the licensing of essential patents on FRAND terms allegedly resulted in InterDigital's waiver of the right to seek exclusionary relief at the USITC. On October 19, 2011, InterDigital filed its opposition to the motion to terminate.

On October 6, 2011, Nokia filed a motion to stay the USITC investigation based on its allegations that InterDigital had violated the protective order in the prior USITC investigation between InterDigital and Nokia (described below). On October 21, 2011, InterDigital filed its opposition to Nokia's motion to stay. On December 22, 2011, the ALJ denied Nokia's motion to stay.

On December 5, 2011, the ALJ modified the procedural schedule for the USITC investigation, and set a trial date of October 22 to November 2, 2012. The target date for completion of the USITC investigation has been extended from February 28, 2013 to June 28, 2013. The parties have submitted a draft procedural schedule consistent with the ALJ's trial date.

On January 20, 2012, LG filed a motion to terminate the USITC investigation alleging there is an arbitrable dispute. InterDigital filed its response opposing LG's motion on February 6, 2012.

On the same date that InterDigital filed the present USITC action (referenced above), we filed a parallel action in the United States District Court for the District of Delaware (the "Delaware District Court") against the Respondents alleging infringement of the same Asserted Patents identified in the USITC complaint. The Delaware District Court complaint seeks a permanent injunction and compensatory damages in an amount to be determined, as well as enhanced damages based on willful infringement, and recovery of reasonable attorneys' fees and costs. On September 23, 2011, the defendants in the Delaware District Court complaint filed a motion to stay the Delaware District Court action pending the parallel proceedings in the USITC. Because the USITC has instituted the investigation referenced above, the defendants have a statutory right to a mandatory stay of the Delaware District Court proceeding pending a final determination in the USITC. On October 3, 2011, InterDigital amended the Delaware District Court complaint, adding LG as a defendant and adding the same additional patent that InterDigital requested be added to the USITC complaint referenced above. On October 10, 2011, the Company filed a statement of non-opposition to the motion to stay. On October 11, 2011, the Delaware District Court granted defendants' motion to stay.

On November 30, 2011, Huawei filed a motion to partially lift the stay to adjudicate certain proposed counterclaims premised on InterDigital's purported breach of certain FRAND obligations, while the rest of the case remains stayed. On December 16, 2011, ZTE (USA) Inc. ("ZTE USA") filed a pleading joining in Huawei's motion, and seeking to partially lift the stay so that ZTE USA's similar FRAND-based counterclaims can be adjudicated. On December 19, 2011, InterDigital filed a brief responding to Huawei's motion and seeking a discretionary stay with respect to Huawei's and ZTE USA's proposed counterclaims. On December 30, 2011, Huawei filed its reply brief in support of its motion to partially lift the stay. On January 9, 2012, InterDigital filed its reply brief in support of its request for a discretionary stay of Huawei's and ZTE USA's proposed counterclaims.

Prior Nokia USITC Proceeding, Related Delaware District Court and Southern District of New York Proceedings and Federal Circuit Appeal

In August 2007, InterDigital filed a USITC complaint against Nokia Corporation and Nokia, Inc. (collectively, "Nokia") alleging that Nokia engaged in an unfair trade practice by selling for importation into the United States, importing into the United States, and selling after importation into the United States, certain 3G mobile handsets and components that infringe two of InterDigital's patents. In November and December 2007, a third patent and fourth patent, respectively, were added to our complaint against Nokia. The complaint seeks an exclusion order barring from entry into the United States infringing 3G mobile handsets and components that are imported by or on behalf of Nokia. Our complaint also seeks a cease-and-desist order to bar further sales of infringing Nokia products that have already been imported into the United States.

In addition, on the same date as our filing of the USITC action referenced above, we also filed a complaint in the Delaware District Court alleging that Nokia's 3G mobile handsets and components infringe the same two InterDigital patents identified in the original USITC complaint. The complaint seeks a permanent injunction and damages in an amount to be determined. This Delaware action was stayed on January 10, 2008, pursuant to the mandatory, statutory stay of parallel district court proceedings at the request of a respondent in a USITC investigation. Thus, this Delaware action is stayed with respect to the patents in this case until the USITC's determination on these patents becomes final, including any appeals. The Delaware District Court permitted InterDigital to add to the stayed Delaware action the third and fourth patents InterDigital asserted against Nokia in the USITC action. Nokia, joined by Samsung Electronics Co., Ltd. ("Samsung"), moved to consolidate the Nokia USITC proceeding with an investigation we had earlier initiated against Samsung in the USITC. On October 24, 2007, the Honorable Paul J. Luckern, the Administrative Law Judge overseeing the two USITC proceedings against Samsung and Nokia, respectively, issued an order to consolidate the two pending investigations. Pursuant to the order, the schedules for both investigations were revised to consolidate proceedings and set a unified evidentiary hearing on April 21-28, 2008, the filing of a single initial determination by Judge Luckern by July 11, 2008, and a target date for the consolidated investigations of November 12, 2008, by which date the USITC would issue its final determination (the "Target Date").

On December 4, 2007, Nokia moved for an order terminating or, alternatively, staying the USITC investigation as to Nokia, on the ground that Nokia and InterDigital must first arbitrate a dispute as to whether Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation. On January 8, 2008, Judge Luckern issued an order denying Nokia's motion and holding that Nokia has waived its arbitration defense by instituting and participating in the investigation and other legal proceedings. On February 13, 2008, Nokia filed an action in the U.S. District Court for the Southern District of New York (the "Southern District Action"), seeking to preliminarily enjoin InterDigital from proceeding with the USITC investigation with respect to Nokia, in spite of Judge Luckern's ruling denying Nokia's motion to terminate the USITC investigation. Nokia raised in this preliminary injunction action the same arguments it raised in its motion to terminate the USITC investigation, namely that InterDigital allegedly must first arbitrate its alleged license dispute with Nokia and that Nokia has not waived arbitration of this defense. In the Southern District Action, Nokia also sought to compel InterDigital to arbitrate its alleged license dispute with Nokia and, in the alternative, sought a determination by the District Court that Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation. On March 7, 2008, InterDigital filed a motion to dismiss Nokia's claim in the alternative that Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation.

On February 8, 2008, Nokia filed a motion for summary determination in the USITC that InterDigital cannot show that a domestic industry exists in the United States as required to obtain relief. Samsung joined this motion. InterDigital opposed this motion. On February 14, 2008, InterDigital filed a motion for summary determination that InterDigital satisfies the domestic industry requirement based on its licensing activities. On February 26, 2008, InterDigital filed a motion for summary determination that it has separately satisfied the so-called "economic prong" for establishing that a domestic industry exists based on InterDigital's chipset product that practices the asserted patents. Samsung and Nokia opposed these motions. On March 17, 2008, Samsung and Nokia filed a motion to strike any evidence concerning InterDigital's product and to preclude InterDigital from introducing any such evidence in relation to domestic industry at the evidentiary hearing. On March 26, 2008, the Administrative Law Judge granted InterDigital's motion for summary determination that it has satisfied the so-called "economic prong" for establishing that a domestic industry exists based on InterDigital's chipset product that practices the asserted patents and denied Samsung's motion to strike and preclude introduction of evidence concerning InterDigital's domestic industry product.

On March 17, 2008, Nokia and Samsung jointly moved for summary determination that U.S. Patent No. 6,693,579, which was asserted against both Samsung and Nokia, is invalid. InterDigital opposed this motion. On April 14, 2008, the Administrative Law Judge denied Nokia's and Samsung's joint motion for summary determination that the '579 patent is invalid.

On March 20, 2008, the U.S. District Court for the Southern District of New York decided that Nokia is likely to prevail on the issue of whether Nokia's alleged entitlement to a license is arbitrable. The Court did not consider or rule on whether Nokia is entitled to such a license. As a result, the Court entered a preliminary injunction requiring InterDigital to participate in arbitration of the license issue and requiring InterDigital to cease participation in the USITC proceeding by April 11, 2008, but only with respect to Nokia. The Court ordered Nokia to post a $500,000 bond by March 28, 2008, which Nokia did. InterDigital promptly filed a request for a stay of the preliminary injunction and for an expedited appeal with the U.S. Court of Appeals for the Federal Circuit, which transferred the appeal to the U.S. Court of Appeals for the Second Circuit. The preliminary injunction became effective on April 11, 2008, and, in accordance with the Court's order, InterDigital filed a motion with the Administrative Law Judge to stay the USITC proceeding against Nokia pending InterDigital's appeal of the District Court's decision or, if that appeal were unsuccessful, pending the Nokia TDD Arbitration (described below). On April 14, 2008, the Administrative Law Judge ordered that the date for the commencement of the evidentiary hearing, originally scheduled for April 21, 2008, be suspended until further notice from the Administrative Law Judge. The Administrative Law Judge did not at that point change the scheduled date of July 11, 2008 for his initial determination in the investigation or the scheduled Target Date of November 12, 2008 for a decision by the USITC. InterDigital's motion for a stay of the preliminary injunction and for an expedited appeal was considered by a panel of the Second Circuit on April 15, 2008. On April 16, 2008, the Second Circuit denied the motion for stay but set an expedited briefing schedule for resolving InterDigital's appeal on the merits of whether the District Court's order granting the preliminary injunction should be reversed.

On April 17, 2008, InterDigital filed a motion with the USITC to separate the consolidated investigations against Nokia and Samsung in order for the investigation to continue against Samsung pending the expedited appeal or, if the appeal is unsuccessful, pending the Nokia TDD Arbitration. Samsung and Nokia opposed InterDigital's motion. On May 16, 2008, the Administrative Law Judge deconsolidated the investigations against Samsung and Nokia and set an evidentiary hearing date in the investigation against Samsung (337-TA-601) to begin on July 8, 2008.

On May 20, 2008, the Administrative Law Judge denied without prejudice all pending motions in the consolidated investigation (337-TA-613).

On June 17, 2008, a panel of the U.S. Court of Appeals for the Second Circuit heard argument on InterDigital's appeal from the order of the U.S. District Court for the Southern District of New York preliminarily enjoining InterDigital from proceeding against Nokia in the consolidated investigation. On July 31, 2008, the Second Circuit reversed the preliminary injunction, finding that Nokia's litigation conduct resulted in a waiver of any right to arbitrate its license dispute. InterDigital promptly notified the Administrative Law Judge in the Nokia investigation (337-TA-613) of the Second Circuit's decision. On August 14, 2008, Nokia filed a petition for rehearing and petition for rehearing en banc of the Second Circuit's decision, and on September 15, 2008, the Second Circuit denied Nokia's petitions. The mandate from the Second Circuit issued to the Southern District of New York on September 22, 2008. Notwithstanding the Second Circuit's decision, on October 17, 2008 Nokia filed a request for a status conference with the District Court to establish a procedural schedule for Nokia to pursue a permanent injunction requiring InterDigital to arbitrate Nokia's alleged license defense, and arguing that the Second Circuit's decision does not bar such an action. On October 23, 2008, InterDigital filed a response with the District Court asserting that the Second Circuit's waiver finding was dispositive, and seeking the dismissal of Nokia's complaint in its entirety. On March 5, 2009, the Court in the Southern District Action granted InterDigital's request and dismissed all of Nokia's claims in the Southern District Action, but delayed issuing a final judgment pending a request by InterDigital seeking to collect against the $500,000 preliminary injunction bond posted by Nokia. On April 3, 2009, InterDigital filed a motion to collect against the preliminary injunction bond, contending that InterDigital was damaged by at least $500,000 as a result of the wrongfully obtained preliminary injunction. On March 10, 2010, the District Court denied InterDigital's motion to collect against the preliminary injunction bond. On April 9, 2010, InterDigital filed a notice of appeal with the District Court, indicating that InterDigital is appealing the denial of its motion to collect against the preliminary

injunction bond to the U.S. Court of Appeals for the Second Circuit. Following briefing, the Second Circuit heard oral argument on March 7, 2011. On May 23, 2011, the Second Circuit vacated the District Court's order of March 10, 2010 and remanded for the District Court to reconsider its denial of InterDigital's motion to recover against the preliminary injunction bond. On July 14, 2011, the District Court granted InterDigital's motion in part and denied the motion in part as moot, finding that InterDigital established damages in excess of $500,000 and therefore is entitled to recover the full amount of the $500,000 preliminary injunction bond, and requiring Nokia to direct its surety promptly to make payment to InterDigital. On July 26, 2011, Nokia filed a notice of appeal with the District Court indicating that it is appealing the District Court's July 14, 2011 order to the Second Circuit; Nokia filed its opening brief in the Second Circuit on October 18, 2011. On August 17, 2011, InterDigital moved in the District Court for an order requiring Hartford Fire Insurance Company ("Hartford"), Nokia's surety on the preliminary injunction bond, to pay InterDigital the full amount of the bond. Both Nokia and Hartford opposed this motion, and Nokia cross-moved for an order staying enforcement of the District Court's July 14, 2011 order until Nokia's appeal has been decided by the Second Circuit. InterDigital opposed Nokia's cross-motion. On December 22, 2011, the District Court granted InterDigital's motion to enforce liability against Nokia's surety, and denied Nokia's cross-motion. On December 30, 2011, Nokia filed with the Second Circuit a "motion to confirm automatic stay or, in the alternative, to stay payment of bond pending appeal," in which Nokia sought to stay payment on its preliminary injunction bond pending appeal. On January 9, 2012, InterDigital filed its opposition with the Second Circuit, and on January 17, 2012, Nokia filed its reply. No amounts were recorded in our 2011 financial statements related to the aforementioned preliminary injunction bond. If any amount is ultimately received, such amount will be recorded as a reduction of patent administration and licensing expense at the time of receipt.

On September 24, 2008, InterDigital filed a motion to lift the stay of the Nokia investigation (337-TA-613) based on the issuance of the Second Circuit's mandate reversing the preliminary injunction granted to Nokia. The Administrative Law Judge granted InterDigital's motion on September 25, 2008 and lifted the stay. On October 7, 2008, the Administrative Law Judge issued an order in the Nokia investigation setting the evidentiary hearing for May 26-29, 2009. On October 10, 2008, the Administrative Law Judge issued an order resetting the Target Date for the USITC's Final Determination in the Nokia investigation to December 14, 2009, and requiring a final Initial Determination by the Administrative Law Judge to be entered no later than August 14, 2009.

On January 21, 2009, Nokia filed a motion to schedule a claim construction hearing in the USITC proceeding in early February 2009, and on January 29, 2009, InterDigital filed an opposition to the motion for a claim construction hearing. On February 9, 2009, the Administrative Law Judge denied Nokia's motion for a claim construction hearing.

On February 13, 2009, InterDigital filed a renewed motion for summary determination that InterDigital has satisfied the domestic industry requirement based on its licensing activities, and on February 27, 2009, Nokia filed an opposition to the motion. On March 10, 2009, the Administrative Law Judge granted InterDigital's motion, finding that InterDigital has established, through its licensing activities that a domestic industry exists in the United States as required to obtain relief before the USITC. On April 9, 2009, the Commission issued a notice that it would not review the Administrative Law Judge's Order granting summary determination of a licensing-based domestic industry, thereby adopting the Administrative Law Judge's decision.

The evidentiary hearing for the USITC investigation with respect to Nokia was held from May 26, 2009 through June 2, 2009.

On August 14, 2009, the Administrative Law Judge issued an Initial Determination finding no violation of Section 337 of the Tariff Act of 1930. The Initial Determination found that InterDigital's patents were valid and enforceable, but that Nokia did not infringe these patents. In the event that a Section 337 violation were to be found by the Commission, the Administrative Law Judge recommended the issuance of a limited exclusion order barring entry into the United States of infringing Nokia 3G WCDMA handsets and components as well as the issuance of appropriate cease and desist orders.

On August 31, 2009, InterDigital filed a petition for review of certain issues raised in the August 14, 2009 Initial Determination. On that same date, Nokia also filed a contingent petition for review of certain issues in the Initial Determination. Responses to both petitions were filed on September 8, 2009.

On October 16, 2009, the Commission issued a notice that it had determined to review in part the Initial Determination, and that it affirmed the Administrative Law Judge's determination of no violation and terminated the investigation. The Commission determined to review the claim construction of the patent claim terms "synchronize" and "access signal" and also determined to review the Administrative Law Judge's validity determinations. On review, the Commission modified the Administrative Law Judge's claim construction of "access signal" and took no position with regard to the claim term "synchronize" or the validity determinations. The Commission determined not to review the remaining issues decided in the Initial Determination.

On November 30, 2009, InterDigital filed with the United States Court of Appeals for the Federal Circuit a petition for review of certain rulings by the Commission. In the appeal, neither the construction of the term "synchronize" nor the issue of validity can be raised because the Commission took no position on these issues in its determination. On December 17, 2009, Nokia filed a motion to intervene in the appeal, which was granted by the Court on January 4, 2010. InterDigital's opening brief was filed on April 12, 2010. In its appeal, InterDigital seeks reversal of the Commission's claim constructions and non-infringement findings with respect to certain claim terms in U.S. Patent Nos. 7,190,966 and 7,286,847, vacatur of the Commission's determination of no Section 337 violation, and a remand for further proceedings before the Commission. InterDigital is not appealing the Commission's determination of non-infringement with respect to U.S. Patent Nos. 6,973,579 and 7,117,004. Nokia and the Commission filed their briefs on July 13, 2010. In their briefs, Nokia and the Commission argue that the Commission correctly construed the claim terms asserted by InterDigital in its appeal and that the Commission properly determined that Nokia did not infringe the patents on appeal. Nokia also argues that the Commission's finding of noninfringement should be affirmed based on an additional claim term. Nokia further argues that the Commission erred in finding that InterDigital could satisfy the domestic industry requirement based solely on its patent licensing activities and without proving that an article in the United States practices the claimed inventions, and that the Commission's finding of no Section 337 violation should be affirmed on that additional basis. InterDigital filed its reply brief on August 30, 2010. The Court heard oral argument in the appeal on January 13, 2011. The Court has not yet issued a decision in this appeal.

InterDigital has no obligation as a result of the above matter and we have not recorded a related liability in our financial statements.

Nokia Delaware Proceeding

In January 2005, Nokia filed a complaint in the Delaware District Court against InterDigital Communications Corporation (now IDC) and ITC (for purposes of the Nokia Delaware Proceeding described herein, IDC and ITC are collectively referred to as "InterDigital," "we," or "our"), alleging that we have used false or misleading descriptions or representations regarding our patents' scope, validity, and applicability to products built to comply with 3G wireless phone Standards ("Nokia Delaware Proceeding"). Nokia's amended complaint seeks declaratory relief, injunctive relief and damages, including punitive damages, in an amount to be determined. We subsequently filed counterclaims based on Nokia's licensing activities as well as Nokia's false or misleading descriptions or representations regarding Nokia's 3G patents and Nokia's undisclosed funding and direction of an allegedly independent study of the essentiality of 3G patents. Our counterclaims seek injunctive relief as well as damages, including punitive damages, in an amount to be determined.

On December 10, 2007, pursuant to a joint request by the parties, the Delaware District Court entered an order staying the proceedings pending the full and final resolution of InterDigital's USITC investigation against Nokia. Specifically, the full and final resolution of the USITC investigation includes any initial or final determinations of the Administrative Law Judge overseeing the proceeding, the USITC, and any appeals therefrom. Pursuant to the order, the parties and their affiliates are generally prohibited from initiating against the

other parties, in any forum, any claims or counterclaims that are the same as the claims and counterclaims pending in the Nokia Delaware Proceeding, and should any of the same or similar claims or counterclaims be initiated by a party, the other parties may seek dissolution of the stay.

Except for the Nokia Delaware Proceeding and the Nokia Arbitration Concerning Presentations (described below), the order does not affect any of the other legal proceedings between the parties, including the Nokia USITC Proceeding and Related Delaware District Court and Southern District of New York Proceedings (described above).

Nokia Arbitration Concerning Presentations

In November 2006, InterDigital Communications Corporation (now IDC) and ITC filed a request for arbitration with the International Chamber of Commerce against Nokia ("Nokia Arbitration Concerning Presentations"), claiming that certain presentations Nokia has attempted to use in support of its claims in the Nokia Delaware Proceeding are confidential and, as a result, may not be used in the Nokia Delaware Proceeding pursuant to the parties' agreement.

The December 10, 2007 order entered by the Delaware District Court to stay the Nokia Delaware Proceeding (described above) also stayed the Nokia Arbitration Concerning Presentations pending the full and final resolution of the USITC investigation against Nokia as described above.

Other

We are party to certain other disputes and legal actions in the ordinary course of business. We do not believe that these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition, results of operations or cash flows.

Contingency related to Technology Solutions Agreement Arbitration

Our wholly owned subsidiaries InterDigital Communications LLC and InterDigital Technology Corporation are engaged in an arbitration relating to a contractual dispute concerning the scope of royalty obligations and the scope of the licenses granted under one of its technology solutions agreements. As of December 31, 2011, InterDigital has deferred related revenue of $29.7 million pending the resolution of this arbitration.

8. RELATED PARTY TRANSACTIONS

On December 17, 2009 we announced a multi-faceted collaboration agreement with Attila, a company in which we have a direct investment. Under the agreement, we collaborate on the development and marketing of bandwidth aggregation technologies and related multi-network innovations. In addition, we paid approximately $0.7 million in 2009 to acquire a 7% minority stake in Attila. In each of 2011 and 2010, we paid $0.4 million to Attila in relation to the collaboration agreement previously discussed.

9. COMPENSATION PLANS AND PROGRAMS

Equity Compensation Plans

On June 4, 2009, the Company's shareholders adopted and approved the 2009 Stock Incentive Plan (the "2009 Plan"), under which current or prospective officers and employees and non-employee directors, consultants and advisors can receive share-based awards such as RSUs, restricted stock, stock options and other stock awards. As of this date, no further grants were permitted under any previously existing stock plans (the "Pre-existing Plans"). We issue the share-based awards authorized under the 2009 Plan through a variety of compensation programs.

The following table summarizes changes in the number of equity instruments available for grant under the Company's stock plan(s) for the current year:

	Available for Grant
Balance at December 31, 2010	3,209
RSUs granted(a)	(156)
Options expired and RSUs cancelled	441
Balance at December 31, 2011	3,494

(a) RSUs granted include time-based units, performance-based units, and dividend equivalents.

Stock Options

We have outstanding non-qualified stock options that were granted under the Pre-existing Plans to non-employee directors, officers and employees of the Company and other specified groups, depending on the plan. No further grants are allowed under the Pre-existing Plans. In 2009, our shareholders approved the 2009 Plan, which allows for the granting of incentive and non-qualified stock options, as well as other securities. The 2009 Plan authorizes the issuance of up to approximately 3.0 million shares of common stock. The administrator of the 2009 Plan, initially the Compensation Committee of the Board of Directors, determines the number of options to be granted. Under the terms of the 2009 Plan, the exercise price per share of each option, other than in the event of options granted in connection with a merger or other acquisition, cannot be less than 100% of the fair market value of a share of common stock on the date of grant. Under all of the plans, options are generally exercisable for a period of 10 years from the date of grant and may vest on the grant date, another specified date or over a period of time.

Information with respect to current year stock options activity under the above plans is summarized as follows (in thousands, except per share amounts):

	Outstanding Options	Weighted Average Exercise Price
Balance at December 31, 2010	675	$13.94
Canceled	—	—
Exercised	(333)	13.50
Balance at December 31, 2011	342	$14.37

The weighted average remaining contractual life of our outstanding options was 14.6 years as of December 31, 2011. We currently have approximately 0.1 million options outstanding that have an indefinite contractual life. These options were granted between 1983 and 1986 under a Pre-existing Plan. For purposes of calculating the weighted average remaining contractual life, these options were assigned an original life in excess of 50 years. The majority of these options have an exercise price between $8.25 and $11.63. The total intrinsic value of stock options exercised during the years ended December 31, 2011, 2010, and 2009 was $12.1 million, $25.3 million, and $11.2 million, respectively. The total intrinsic value of our options outstanding at December 31, 2011 was $10.0 million. In 2011, we recorded cash received from the exercise of options of $4.5 million and tax benefits from option exercises and RSU vestings of $5.1 million. Upon option exercise, we issued new shares of stock.

At December 31, 2011 and 2010, we had, respectively, approximately 0.3 million and 0.7 million options outstanding that had exercise prices less than the fair market value of our stock at each balance sheet date. These options would have generated cash proceeds to the Company of $4.9 million and $9.4 million, respectively, if they had been fully exercised on those dates.

RSUs and Restricted Stock

Under the 2009 Plan, we may issue up to approximately 3.0 million RSUs and/or shares of restricted stock to current or prospective officers and employees and non-employee directors, consultants, and advisors. No further grants are allowed under the Pre-existing Plans. Any cancellations of outstanding RSUs that were granted under the 2009 Plan or Pre-existing Plans will increase the number of RSUs and/or shares of restricted stock available for grant under the 2009 Plan. The RSUs vest over periods generally ranging from 0 to 3 years from the date of the grant. During 2011 and 2010, we granted approximately 0.2 million and 0.2 million RSUs, respectively, under the 2009 Plan. We have issued less than 0.1 million shares of restricted stock under the 2009 Plan.

At December 31, 2011 and 2010, we had unrecognized compensation cost related to share-based awards of $6.0 million and $7.6 million, respectively. For grants made prior to 2010, we expect to amortize the unrecognized compensation cost at December 31, 2011 over a a weighted average period of less than one year using an accelerated method. For grants made in 2011 and 2010, we expect to amortize the associated unrecognized compensation cost at December 31, 2011 on a straight line basis over a three-year period.

We grant RSUs as an element of compensation to all of our employees under our Long-Term Compensation Program ("LTCP").

Under the terms of the current LTCP, which includes all cycles that began after 2009, all time-based awards vest at the end of the respective three-year LTCP cycle. For employees below manager level, 100% of their LTCP award is in the form of time-based RSUs. For all employees at or above the manager level, 25% of their total LTCP award is in the form of time-based RSUs and the remaining 75% is a performance-based award that is paid out at the end of the respective three-year cycle in cash, equity or any combination thereof pursuant to the Long-Term Incentive Plan ("LTIP") component of the LTCP. Where the allocation has not been determined at the beginning of the cycle, as in the case of Cycles 5 and 6 (each as defined below), the allocation is assumed to be 100% cash for accounting purposes. The terms of the current LTCP are discussed further below.

For LTCP cycles that began prior to 2010, RSU awards vested over three years according to the following schedules:

	Year 1	Year 2	Year 3
Time-Based Awards			
- Employees below manager level (represents 100% of the total award)	33%	33%	34%
- Managers and technical equivalents (represents 75% of the total award)	25%	25%	25%
- Senior Officers (represents 50% of the total award)	—%	—%	50%
Performance-Based Awards			
- Managers and technical equivalents (remaining 25% of the total award)	—%	—%	25%
- Senior officers (remaining 50% of the total award)	—%	—%	50%

Vesting of performance-based RSU awards is subject to attainment of specific goals established by the Compensation Committee of the Board of Directors. Depending upon performance against these goals, the payout range for performance-based RSU awards under the prior LTCP could have been anywhere from 0 to 3 times the value of the award.

Other RSU Grants

We also grant RSUs to all non-employee board members and, in special circumstances, management personnel outside of the LTCP. Grants of this type are supplemental to any awards granted to management personnel through the LTCP.

Information with respect to current RSU activity is summarized as follows (in thousands, except per share amounts):

	Number of Unvested RSUs	Weighted Average Per Share Grant Date Fair Value
Balance at December 31, 2010	976	$28.76
Granted**	156	42.17
Forfeited	(441)	27.06
Vested	(193)	27.29
Balance at December 31, 2011	498	$35.93

** The number of RSUs presented as granted in 2011 includes less than 0.1 million performance-based RSUs that may be satisfied with between 0 and less than 0.1 million shares of common stock on January 1, 2012, depending upon the company's performance against previously established operating measures between the grant and end dates for RSU Cycle 4. This number also includes less than 0.1 million RSUs credited on unvested RSUs as dividend equivalents. Dividend equivalents accrue with respect to unvested RSUs when and as cash dividends are paid on the Company's common stock, and vest if and when the underlying RSUs vest.

The total vest date fair value of our RSUs that vested in 2011, 2010, and 2009 was $8.0 million, $7.8 million, and $6.3 million, respectively. The weighted average per share grant date fair value in 2011, 2010, and 2009 was $42.17, $31.77, and $26.91, respectively.

Compensation Programs

We use a variety of compensation programs to both attract and retain employees and more closely align employee compensation with Company performance. These programs include both cash and share-based components, as discussed further below. We issue new shares of our common stock to satisfy our obligations under the share-based components of these programs from the 2009 Plan discussed above. However, our Board of Directors has the right to authorize the issuance of treasury shares to satisfy such obligations in the future. We recognized $1.8 million, $11.2 million, and $(0.1) million of compensation expense in 2011, 2010, and 2009, respectively, related to the performance-based cash incentive component of our LTCP, discussed in greater detail below. The 2011 amount includes a credit of $5.7 million to reduce the accrual rates for the performance-based incentive under Cycles 5 and 6 (each as defined below) from 100% to 50%, based on revised expectations for a lower payout. The $5.7 million adjustment represents a reduction to the accrual established for LTCP Cycles 5 and 6 in 2010 and 2011, respectively. The 2010 amount includes a charge of $3.3 million to increase the accrual rate for LTCP Cash Cycle 3 (as defined below) from the previously estimated payout of 50% to the actual payout of 86%. The 2009 amount includes a credit of $2.3 million to reduce the accrual rate for Cash Cycle 3 from 100% to 50% based on revised expectations for a lower payout. This $2.3 million adjustment related to the reduction of our accrual established in the prior year. We also recognized share-based compensation expense of $8.1 million, $5.8 million, and $9.8 million in 2011, 2010, and 2009, respectively. The 2011 amount includes a charge of $1.3 million related to the 31% payout associated with the performance-based RSUs granted under RSU Cycle 4 (as defined below). The majority of the share-based compensation expense, for all years, relates to RSU awards granted under our LTCP.

Long-Term Compensation Program

Prior to 2010, the LTCP, which consists of overlapping cycles that are generally three years in length, was designed to alternate annually between equity and cash cycles, with equity cycles including both time-based and performance-based components and cash cycles consisting of a performance-based cash incentive. Under the equity cycles, executives received 50% of their awards in the form of performance-based RSUs, and 50% in the

form of time-based RSUs that vested in full at the end of the respective three-year cycle. Employees at or above the manager level received 25% of their equity awards in the form of performance-based RSUs, and 75% in the form of time-based RSUs that vested in full at the end of the three-year cycle. Performance-based RSUs vested, if at all, based on the Company's level of achievement with respect to goals established for the three-year cycle period. For cycles that began prior to 2010, payouts under the performance-based RSU cycles were capped at 300% and payouts under performance-based cash incentive cycles were capped at 225%. Employees below the manager level did not participate in the LTCP, but did receive RSU grants under a separate program. The following cycles were initiated between 2005 and 2009:

- *Cash Cycle 2a:* A long-term performance-based cash incentive covering the period July 1, 2005 through December 31, 2008;
- *RSU Cycle 3:* Time and performance-based RSUs granted on January 1, 2007, with a target vest date of January 1, 2010;
- *Cash Cycle 3:* A long-term performance-based cash incentive covering the period January 1, 2008 through December 31, 2010; and
- *RSU Cycle 4:* Time and performance-based RSUs granted on January 1, 2009, with a target vest date of January 1, 2012.

In fourth quarter 2010, the LTCP was amended to, among other things, increase the relative proportion of performance-based compensation for both executives and managers, extend participation to all employees, and eliminate alternating annual RSU and cash cycles.

Under the terms of the current LTCP, effective beginning with the cycle that began on January 1, 2010, all employees below manager level receive 100% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the respective three-year cycle. Executives and managers receive 25% of their LTCP award in the form of time-based RSUs that vest in full at the end of the respective three-year cycle and the remaining 75% in the form of performance-based awards granted under the LTIP component of the LTCP. The LTIP performance-based awards that are applicable to both executives and managers may be paid out in the form of cash or equity, or any combination thereof at the end of the respective three-year cycle. The form of the LTIP award will be determined by the Compensation Committee of our Board of Directors, in its sole discretion, at the beginning or the end of each three-year cycle. The following cycles have been initiated under the current LTCP through December 31, 2011:

- *Cycle 5:* Time-based RSUs granted on November 1, 2010, which vest on January 1, 2013, and a long-term performance-based incentive covering the period from January 1, 2010 through December 31, 2012; and
- *Cycle 6:* Time-based RSUs granted on January 1, 2011, which vest on January 1, 2014, and a long-term performance-based incentive covering the period from January 1, 2011 through December 31, 2013.

Payouts of performance-based awards will continue to be determined by the Compensation Committee in its sole discretion, based on the Company's achievement of one of more performance goals, previously established and approved by the Compensation Committee, during the respective cycle period. Payouts may exceed or be less than target, depending on the level of the Company's achievement of the performance goal(s). No payout may be made under the LTIP if the Company fails to achieve the minimum level of performance for the applicable cycle, and the payout for any particular cycle is capped at 200% of target.

Other RSU Grants

We also grant RSUs to all non-employee board members and, in special circumstances, management personnel outside of the LTCP. Grants of this type are supplemental to any awards granted to management personnel through the LTCP.

401(k) and Profit-Sharing

We have a 401(k) plan ("Savings Plan") wherein employees can elect to defer compensation within federal limits. The Company matches a portion of employee contributions. The Company's contribution expense was approximately $1.0 million for each of 2011, 2010, and 2009. At its discretion, the Company may also make a profit-sharing contribution to our employees' 401(k) accounts. In fourth quarter 2009, the Compensation Committee of the Board of Directors determined that it would not elect to make a profit-sharing contribution to each employee in 2010 or the foreseeable future. In 2009, we issued 25,563 shares of common stock to satisfy our accrued obligations from the prior year of $0.6 million related to our profit-sharing contributions to eligible employees under our Savings Plan.

Short-term Incentive Plan

We have a performance-based short-term incentive plan that is applicable to all employees. For awards earned in the years 1999 through 2007, members of senior management were paid 30% of their short-term incentive award in shares of restricted stock. Receiving a portion of their annual short-term incentive award in the form of equity served to align more closely senior management's interests with those of our shareholders. These shares had full voting power, the right to receive dividends and were not forfeitable, but were restricted as to their transferability for a two-year period. We issued zero shares of restricted stock in 2011, 2010, and 2009, as we had no accrued obligations from the prior years under the limited restricted stock program of the short-term incentive plan.

During 2008, as part of its annual review of executive compensation, the Compensation Committee of the Board of Directors determined that the LTCP, which was introduced in 2004, provides an effective method for all management-level employees to increase their equity ownership in the Company. As a result, the Compensation Committee elected to amend the short-term incentive plan as it relates to members of senior management, so that, with respect to the short-term incentive awards earned in 2008, payouts would be 100% in cash. Subsequently, the Compensation Committee further amended the short-term incentive plan so that the Committee may pay up to 100% of the short-term incentive of any member of senior management in shares of common or restricted stock, at the Committee's discretion and on an individual basis, as a means to increase the senior management member's equity ownership in the Company.

10. TAXES

Our income tax provision consists of the following components for 2011, 2010, and 2009 (in thousands):

	2011	2010	2009
Current			
Federal	$ 30,990	$ 85,848	$ (5,839)
State	131	38	37
Foreign source withholding tax	5,453	35,707	40,997
	36,574	121,593	35,195
Deferred			
Federal	(21,308)	(31,747)	909
State	(416)	277	—
Foreign source withholding tax	20,603	(5,292)	(12,316)
Reversal of valuation allowance	—	—	—
(Decrease) increase in valuation allowance — federal	(313)	—	1,659
	(1,434)	(36,762)	(9,748)
Total	$ 35,140	$ 84,831	$ 25,447

The deferred tax assets and liabilities are comprised of the following components at December 31, 2011 and 2010 (in thousands):

	2011			
	Federal	State	Foreign	Total
Net operating losses	$ —	$ 73,754	$ —	$ 73,754
Deferred revenue, net	56,128	435	22,751	79,314
Foreign tax credits	—	—	—	—
Stock compensation	10,748	1,686	—	12,434
Patent amortization	11,909	35	—	11,944
Depreciation	1,182	162	—	1,344
Other accrued liabilities	2,726	447	—	3,173
Other employee benefits	938	159	—	1,097
	83,631	76,678	22,751	183,060
Less: valuation allowance	(2,225)	(76,272)	—	(78,497)
Net deferred tax asset	$81,406	$ 406	$22,751	$104,563

	2010			
	Federal	State	Foreign	Total
Net operating losses	$ —	$ 60,187	$ —	$ 60,187
Deferred revenue, net	43,042	96	37,901	81,039
Foreign tax credits	—	—	—	—
Stock compensation	8,011	1,311	—	9,322
Patent amortization	11,321	2	—	11,323
Depreciation	1,641	233	—	1,874
Other accrued liabilities	2,115	362	—	2,477
Other employee benefits	898	152	—	1,050
	67,028	62,343	37,901	167,272
Less: valuation allowance	(1,659)	(62,375)	—	(64,034)
Net deferred tax asset	$65,369	$ (32)	$37,901	$103,238

The following is a reconciliation of income taxes at the federal statutory rate with income taxes recorded by the Company for the years ended December 31, 2011, 2010, and 2009 (in thousands):

	2011	2010	2009
Tax at U.S. statutory rate	$ 43,612	$83,456	$ 39,446
Foreign withholding tax, with no U.S. foreign tax credit	—	—	—
State tax provision	(14,251)	(1,252)	24
Change in federal and state valuation allowance	13,608	1,554	1,659
Adjustment to tax credits	—	—	(19,055)
Adjustments to uncertain tax positions	(6,775)	—	2,655
Other	(1,054)	1,073	718
Total tax provision	$ 35,140	$84,831	$ 25,447

Valuation Allowances and Net Operating Losses

We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We believe it is more likely than not that the vast majority of our state deferred tax assets will not be utilized; therefore and we have maintained a near full valuation allowance against our state deferred tax assets as of December 31, 2011.

Under Internal Revenue Code Section 382, the utilization of a corporation's net operating loss ("NOL") carryforwards is limited following a change in ownership (as defined by the Internal Revenue Code) of greater than 50% within a three-year NOL period. If it is determined that prior equity transactions limit our NOL carryforwards, the annual limitation will be determined by multiplying the market value of the Company on the date of the ownership change by the federal long-term tax-exempt rate. Any amount exceeding the annual limitation may be carried forward to future years for the balance of the NOL carryforward period.

Uncertain Income Tax Positions

The Company's unrecognized tax benefits as of December 31, 2011, 2010, and 2009 were $0.0 million, $6.5 million, and $6.5 million, respectively, which if recognized, would reduce the Company's effective income tax rate in the period of recognition. The total amount of unrecognized tax benefits could increase within the next twelve months for a number of reasons including audit settlements, tax examination activities, and the recognition and measurement considerations under this guidance.

As of January 1, 2009, we had unrecognized tax benefits of $4.4 million, primarily related to NOL carryforwards. During 2009, we received a settlement offer from the Internal Revenue Service related to our 2006 Internal Revenue Service audit and we reclassified $0.6 million from the reserve to offset our current receivable. In 2011, we settled the 2006 Internal Revenue Service audit and recognized the remaining tax benefit of $3.8 million.

During 2009, we established a reserve of $2.7 million related to the recognition of a $19.1 million gross benefit for amending tax returns for the periods 1999 — 2005 to switch foreign tax payments made during that period from a deduction to a foreign tax credits. In 2011, we recorded an additional tax benefit of $8.3 million to eliminate this tax contingency and recognize interest income on the associated refund. As of December 31, 2011, our reserve was $0.0 million. We do not expect a material change in this estimate in the next twelve months, although a change is possible.

The following is a roll forward of our total gross unrecognized tax benefits, which if reversed would impact the effective tax rate, for the fiscal years 2009 through 2011 (in thousands):

	2011	2010	2009
Balance as of January 1	$ 6,459	$6,459	$4,404
Tax positions related to current year:			
Additions	—	—	—
Reductions	—	—	—
Tax positions related to prior years:			
Additions	—	—	2,655
Reductions	(6,459)	—	—
Settlements	—	—	(600)
Lapses in statues of limitations	—	—	—
Balance as of December 31	$ —	$6,459	$6,459

Our policy is to recognize interest and or penalties related to income tax matters in income tax expense. In addition to the balance of unrecognized tax benefits in the above table, we have accrued related interest of $0.0 million, $0.3 million, and $0.0 million as of December 31, 2011, 2010, and 2009, respectively. The accrued interest was not included in the reserve balances listed above.

The Company and its subsidiaries are subject to United States federal income tax, foreign income and withholding taxes, and income taxes from multiple state jurisdictions. Our federal income tax returns for 2007 to the present are currently open and will not close until the respective statutes of limitations have expired. The

statutes of limitations generally expire three years following the filing of the return or in some cases three years following the utilization or expiration of net operating loss carry forwards. The statute of limitations applicable to our open federal returns will expire at the end of 2014. Specific tax treaty procedures remain open for certain jurisdictions for 2006 and 2007. Many of our subsidiaries have filed state income tax returns on a separate company basis. To the extent these subsidiaries have unexpired net operating losses, their related state income tax returns remain open. These returns have been open for varying periods, some exceeding ten years.

Currently the Company is under audit by the State of New York for tax years 2002 through 2008. The State is claiming that prior to 2007 the Company should have reported its returns as a combined report instead of as a separate entity as the Company had filed. The Company has reviewed the findings of the State and believes that it is more likely than not that the Company will successfully sustain its separate company reporting and thus has not accrued any tax, interest or penalty exposure under the accounting for uncertain income tax position guidance.

Foreign Taxes

We pay foreign source withholding taxes on patent license royalties and state taxes when applicable. We apply foreign source withholding tax payments against our United States federal income tax obligations to the extent we have foreign source income to support these credits. In 2011, 2010, and 2009, we paid $5.5 million, $35.6 million, and $40.9 million in foreign source withholding taxes, respectively, and applied these payments as credits against our United States federal tax obligation. We previously accrued approximately $2.9 million of the 2011 foreign source withholding payments and established a corresponding deferred tax asset representing the associated foreign tax credit that we expect to utilize to offset future U.S. federal income taxes. At December 31, 2011, we accrued $2.8 million of foreign source withholding taxes payable associated with expected royalty payments from licensees and recorded corresponding deferred tax assets related to the expected foreign tax credits that will result from these payments.

Between 1999 and 2005 we paid approximately $29.3 million of foreign taxes. During this period we were in a net operating loss position for U.S. federal income tax purposes and elected to deduct these foreign tax payments as expenses on our United States federal income tax returns rather than take them as foreign tax credits. We elected this strategy because: a) we had no United States cash tax obligations at the time and b) net operating losses can be carried forward significantly longer than foreign tax credits. We utilized most of our net operating losses in 2006 and began to generate United States cash tax obligations. At that time, we began to treat our foreign tax payments as foreign tax credits on our United States federal income tax return.

During fourth quarter 2009, we completed a study to assess the Company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we amended our United States federal income tax returns for the periods 1999 — 2005 to reclassify $29.3 million of foreign tax payments we made during those periods from deductions to foreign tax credits. We also amended our federal tax returns for the periods 2006 — 2008 to utilize the resulting tax credits. When we completed the study, we established a basis to support amending the returns and estimated that the maximum incremental benefit would be $19.1 million. We recognized a net benefit of $16.4 million after establishing a$2.7 million reserve for related tax contingencies. In 2011, we recorded an additional tax benefit of $8.3 million to eliminate this and other tax contingencies and recognize interest income on the associated refund.

Between 2006 and 2011, we paid approximately $142.2 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

11. EQUITY TRANSACTIONS

Repurchase of Common Stock

In March 2009, our Board of Directors authorized a $100.0 million share repurchase program (the "2009 Repurchase Program"). The Company may repurchase shares under the 2009 Repurchase Program through open market purchases, pre-arranged trading plans, or privately negotiated purchases. During 2009, we repurchased 1.0 million shares for $25.0 million under the 2009 Repurchase Program. We made no share repurchases during 2010 or 2011. From January 1, 2012 through February 24, 2012, we repurchased 0.6 million shares for $23.6 million, bringing the cumulative repurchase total under the 2009 Repurchase Program to 1.6 million shares at a cost of $48.6 million.

Dividends

Prior to 2011, we had not paid any cash dividends on our shares of common stock. In fourth quarter 2010, our Board of Directors approved the Company's initial dividend policy and declared the first quarterly cash dividend of $0.10 per share. Cash dividends on outstanding common stock declared in 2011 and 2010 were as follows (in thousands, except per share data):

	Per Share	Total	Cumulative by Fiscal Year
2011			
First quarter	$0.10	$ 4,535	$ 4,535
Second quarter	0.10	4,540	9,075
Third quarter	0.10	4,549	13,624
Fourth quarter	0.10	4,570	18,194
	$0.40	$18,194	
2010			
First quarter	$—	$ —	$ —
Second quarter	—	—	—
Third quarter	—	—	—
Fourth quarter	0.10	4,526	4,526
	$0.10	$ 4,526	

Common Stock Warrants

On March 29, 2011 and March 30, 2011, we entered into privately negotiated warrant transactions with Barclays Bank PLC, through its agent, Barclays Capital Inc., whereby we sold to Barclays Bank PLC warrants to acquire, subject to customary anti-dilution adjustments, approximately 3.5 million and approximately 0.5 million shares of our common stock, respectively, at a strike price of $66.3528 per share, also subject to adjustment. The warrants become exercisable in tranches starting in June 2016. In consideration for the warrants issued on March 29, 2011 and March 30, 2011, the Company received $27.6 million and $4.1 million, respectively, on April 4, 2011.

12. SELECTED QUARTERLY RESULTS (Unaudited)

The table below presents quarterly data for the years ended December 31, 2011 and 2010:

	First	Second	Third	Fourth
	(In thousands, except per share amounts, unaudited)			
2011				
Revenues	$ 78,458	$69,873	$76,455	$76,956
Net income applicable to common shareholders(a)	$ 23,339	$17,156	$26,206	$22,767
Net income per common share — basic	$ 0.52	$ 0.38	$ 0.58	$ 0.50
Net income per common share — diluted	$ 0.51	$ 0.37	$ 0.57	$ 0.49
2010				
Revenues	$116,187	$91,153	$91,923	$95,282
Net income applicable to common shareholders	$ 48,827	$34,963	$35,515	$34,311
Net income per common share — basic	$ 1.12	$ 0.80	$ 0.81	$ 0.77
Net income per common share — diluted	$ 1.10	$ 0.78	$ 0.79	$ 0.76

(a) In third quarter 2011, our income tax provision included benefits of $6.8 million related to the favorable resolution of tax contingencies. Our fourth quarter 2011 income tax provision included a $1.5 million benefit associated with after tax interest income on tax refunds.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

Item 9A. *CONTROLS AND PROCEDURES.*

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and its Chief Financial Officer, with the assistance of other members of management, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2011. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2011. Management based this assessment on criteria for effective internal control over financial reporting described in *"Internal Control — Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2011, the Company maintained effective internal control over financial reporting at a reasonable assurance level.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears under Item 8 in this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during fourth quarter 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION.*

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required by this item is incorporated by reference to the information following the captions "Election of Directors," "EXECUTIVE OFFICERS," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "Nominating and Corporate Governance Committee" and "Audit Committee" in the definitive proxy statement to be filed pursuant to Regulation 14A in connection with our 2012 annual meeting of shareholders (the "Proxy Statement").

Item 11. *EXECUTIVE COMPENSATION.*

The information required by this item is incorporated by reference to the information following the captions "EXECUTIVE COMPENSATION" and "DIRECTOR COMPENSATION" in the Proxy Statement.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The information required by this item is incorporated by reference to the information following the captions "EQUITY COMPENSATION PLAN INFORMATION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information required by this item is incorporated by reference to the information following the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "Director Independence" in the Proxy Statement.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

The information required by this item is incorporated by reference to the information following the captions "Fees Paid to Independent Registered Public Accounting Firm" and "Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.*

(a) The following documents are filed as a part of this Form 10-K:

(1) Financial Statements.

The information required by this item begins on Page 70.

(2) Financial Statement Schedules.

Valuation and Qualifying Accounts

	Balance Beginning of Period	Increase/ (Decrease)	Reversal of Valuation Allowance	Balance End of Period
2011 valuation allowance for deferred tax assets	$64,034	$ 14,463(a)	$ —	$78,497
2010 valuation allowance for deferred tax assets	$62,480	$ 1,554(a)	$ —	$64,034
2009 valuation allowance for deferred tax assets	$65,295	$ (2,815)(d)	$ —	$62,480
2011 reserve for uncollectible accounts	$ 1,750	$ —	$ —	$ 1,750
2010 reserve for uncollectible accounts	$ 1,500	$ 1,750(b)	$(1,500)(c)	$ 1,750
2009 reserve for uncollectible accounts	$ 3,000	$ —	$(1,500)(c)	$ 1,500

(a) The increase was primarily necessary to maintain a full, or near full, valuation allowance against our state deferred tax assets and did not result in additional tax expense.

(b) The increase relates to the establishment of reserves against an account receivable associated with our SlimChip modem IP.

(c) The decrease relates to the receipt of a payment against an account receivable associated with our SlimChip modem IP.

(d) The decrease was necessary to adjust our valuation allowance against our state deferred tax assets.

(3) Exhibits.

See Item 15(b) below.

(b)

Exhibit Number	Exhibit Description
*2.1	Plan of Reorganization by and among InterDigital Communications Corporation, InterDigital, Inc. "InterDigital") and ID Merger Company dated July 2, 2007 (Exhibit 2.1 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
*2.2	Agreement and Plan of Merger by and among InterDigital Communications Corporation, InterDigital and ID Merger Company dated July 2, 2007 (Exhibit 2.2 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
*3.1	Amended and Restated Articles of Incorporation of InterDigital, Inc. (Exhibit 3.1 to InterDigital's Current Report on Form 8-K dated June 7, 2011).
*3.2	Amended and Restated Bylaws of InterDigital, Inc. (Exhibit 3.2 to InterDigital's Current Report on Form 8-K dated June 7, 2011).
*4.1	Indenture, dated April 4, 2011, between InterDigital, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to InterDigital's Current Report on Form 8-K dated April 4, 2011).

Exhibit Number	Exhibit Description
*4.2	Form of 2.50% Senior Convertible Note due 2016 (Exhibit 4.2 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
*4.3	Specimen Stock Certificate of InterDigital, Inc. (Exhibit 4.3 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
	Patent and Technology Contracts
*10.1	Patent License and Settlement Agreement by and among ITC, Tantivy, IPR Licensing, Inc., InterDigital Patent Holdings, Inc., InterDigital Communications, LLC and Samsung Electronics Co., Ltd. effective as of November 24, 2008 (Exhibit 10.18 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2008). (Confidential treatment has been requested for portions of this agreement.)
	Real Estate Leases
*10.2	Agreement of Lease dated November 25, 1996 by and between InterDigital and We're Associates Company (Exhibit 10.42 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2000).
*10.3	Third Modification to Lease Agreement effective June 1, 2006 by and between InterDigital and Huntington Quadrangle 2 (successor to We're Associates Company). (Exhibit 10.18 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2006).
	Benefit Plans
†*10.4	Non-Qualified Stock Option Plan, as amended (Exhibit 10.4 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 1991).
†*10.5	Amendment to Non-Qualified Stock Option Plan (Exhibit 10.31 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
†*10.6	Amendment to Non-Qualified Stock Option Plan, effective October 24, 2001 (Exhibit 10.6 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).
†*10.7	1999 Restricted Stock Plan, as amended April 13, 2000 (Exhibit 10.43 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
†*10.8	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Awarded to Independent Directors Upon Re-Election) (Exhibit 10.62 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.9	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Annual Award to Independent Directors) (Exhibit 10.63 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.10	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Periodically Awarded to Members of the Board of Directors) (Exhibit 10.64 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.11	1999 Restricted Stock Plan, Form of Restricted Stock Agreement (Awarded to Executives and Management as Part of Annual Bonus) (Exhibit 10.65 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.12	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Awarded to Independent Directors Upon Re-Election) (Exhibit 10.62 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).

Exhibit Number	Exhibit Description
†*10.13	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Annual Award to Independent Directors) (Exhibit 10.63 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).
†*10.14	1999 Restricted Stock Plan, Form of Restricted Stock Unit Award Agreement (Exhibit 10.86 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2006).
†*10.15	1999 Restricted Stock Plan, Form of Restricted Stock Unit Award Agreement, as amended December 14, 2006 (Exhibit 10.58 to Inter Digital's Annual Report on Form 10-K for the year ended December 31, 2006).
†*10.16	2000 Stock Award and Incentive Plan (Exhibit 10.28 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
†*10.17	2000 Stock Award and Incentive Plan, as amended June 1, 2005 (Exhibit 10.74 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).
†*10.18	2000 Stock Award and Incentive Plan, Form of Option Agreement (Director Awards) (Exhibit 10.66 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.19	2000 Stock Award and Incentive Plan, Form of Option Agreement (Executive Awards) (Exhibit 10.67 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.20	2000 Stock Award and Incentive Plan, Form of Option Agreement (Inventor Awards) (Exhibit 10.68 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.21	2002 Stock Award and Incentive Plan (Exhibit 10.50 to InterDigital's Quarterly Report on Form 10-Q dated May 15, 2002).
†*10.22	2002 Stock Award and Incentive Plan, as amended through June 4, 2003 (Exhibit 10.52 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2003).
†*10.23	2002 Stock Award and Incentive Plan, as amended June 1, 2005 (Exhibit 10.87 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2006).
†*10.24	2002 Stock Award and Incentive Plan, Form of Option Agreement (Inventor Awards) (Exhibit 10.69 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.25	2009 Stock Incentive Plan (Exhibit 99.1 to InterDigital's Registration Statement on Form S-8 filed with the Securities and Exchange Commission ("SEC") on June 4, 2009 (File No. 333-159743)).
†*10.26	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Discretionary Award) (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated June 9, 2009).
†*10.27	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock Units (Discretionary Award) (Exhibit 10.3 to InterDigital's Current Report on Form 8-K dated June 9, 2009).
†*10.28	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Nonemployee Directors — Annual Award) (Exhibit 10.4 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
†*10.29	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Nonemployee Directors — Election Award) (Exhibit 10.5 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).

Exhibit Number	Exhibit Description
†*10.30	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock Units (Nonemployee Directors) (Exhibit 10.6 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
†*10.31	2009 Stock Incentive Plan, Term Sheet for Restricted Stock (Supplemental Award) (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated January 22, 2010).
†*10.32	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock (Supplemental Award) (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated January 22, 2010).
†*10.33	Short-Term Incentive Plan, as amended October 2010 (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q dated October 29, 2010).
†*10.34	Long-Term Compensation Program, as amended June 2009 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
†*10.35	Long-Term Compensation Program, as amended December 2009 (Exhibit 10.63 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2009).
†*10.36	Long-Term Compensation Program, as amended October 2010 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated October 29, 2010).
†*10.37	Long-Term Compensation Program, as amended August 2011 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated October 28, 2011).
†10.38	Long-Term Compensation Program, as amended December 2011.
†*10.39	Compensation Program for Outside Directors, as amended January 2010 (Exhibit 10.67 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2009).
†*10.40	Compensation Program for Outside Directors (2011 - 2012 Board Term) (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q dated October 28, 2011).
	Employment-Related Agreements
†*10.41	Indemnity Agreement dated as of March 19, 2003 by and between InterDigital and Howard E. Goldberg (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Indemnity Agreements, which are substantially identical in all material respects, except as to the parties thereto and the dates, between the Company and the following individuals, were not filed: Gilbert F. Amelio, Jeffrey K. Belk, Steven T. Clontz, Edward B. Kamins, John A. Kritzmacher, Mark A. Lemmo, Scott A. McQuilkin, William J. Merritt, James J. Nolan, Jean F. Rankin, Robert S. Roath and Lawrence F. Shay) (Exhibit 10.47 to InterDigital's Quarterly Report on Form 10-Q dated May 15, 2003).
†*10.42	Assignment and Assumption of Indemnity Agreement dated as of July 2, 2007, by and between InterDigital Communications Corporation, InterDigital, Inc. and Bruce G. Bernstein (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Indemnity Agreements, which are substantially identical in all material respects, except as to the parties thereto, between InterDigital Communications Corporation, InterDigital, Inc. and the following individuals, were not filed: Steven T. Clontz, Edward B. Kamins, Mark A. Lemmo, William J. Merritt, James J. Nolan, Robert S. Roath and Lawrence F. Shay) (Exhibit 10.90 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
†*10.43	Employment Agreement dated May 7, 1997 by and between InterDigital and Mark A. Lemmo (Exhibit 10.32 to InterDigital's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).

Exhibit Number	Exhibit Description
†*10.44	Amendment dated as of April 6, 2000 by and between InterDigital and Mark A. Lemmo (Exhibit 10.37 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
†*10.45	Employment Agreement dated as of November 12, 2001 by and between InterDigital and Lawrence F. Shay (Exhibit 10.38 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).
†*10.46	Amended and Restated Employment Agreement dated May 16, 2005, by and between William J. Merritt and InterDigital (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated May 16, 2005).
†*10.47	Employment Agreement dated as of May 16, 2006 by and between James Nolan and InterDigital (Exhibit 10.84 to InterDigital's Quarterly Report on Form 10-Q dated August 7, 2006).
†*10.48	Amendment and Assignment of Employment Agreement dated as of July 2, 2007 by and among InterDigital Communications Corporation, InterDigital, Inc. and Bruce G. Bernstein (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Amendment and Assignment of Employment Agreements dated as of July 2, 2007 which are substantially identical in all material respects, except as to the parties thereto, between InterDigital Communications Corporation, InterDigital, Inc. and the following individuals, were not filed: William J. Merritt, James Nolan, Mark A. Lemmo and Lawrence F. Shay, respectively) (Exhibit 10.89 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
†*10.49	Employment Agreement dated July 9, 2007 by and between InterDigital, Inc. and Scott A. McQuilkin (Exhibit 10.91 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
†*10.50	Amendment to Amended and Restated Employment Agreement dated as of November 17, 2008 by and between InterDigital, Inc. and William J. Merritt (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Amendments to Employment Agreement dated as of November 17, 2008, which are substantially identical in all material respects, except as to the parties thereto, by and between InterDigital, Inc. and the following individuals, were not filed: Mark A. Lemmo, Scott A. McQuilkin, James Nolan and Lawrence F. Shay) (Exhibit 10.70 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2008).
	Other Material Contracts
*10.51	Bond Hedge Transaction Confirmation, dated March 29, 2011, by and between InterDigital, Inc. and Barclays Bank PLC, through its agent, Barclays Capital Inc. (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
*10.52	Bond Hedge Transaction Confirmation, dated March 30, 2011, by and between InterDigital, Inc. and Barclays Bank PLC, through its agent, Barclays Capital Inc. (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
*10.53	Warrant Transaction Confirmation, dated March 29, 2011, by and between InterDigital, Inc. and Barclays Bank PLC, through its agent, Barclays Capital Inc. (Exhibit 10.3 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
*10.54	Warrant Transaction Confirmation, dated March 30, 2011, by and between InterDigital, Inc. and Barclays Bank PLC, through its agent, Barclays Capital Inc. (Exhibit 10.4 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
21	Subsidiaries of InterDigital.
23.1	Consent of PricewaterhouseCoopers LLP.

Exhibit Number	Exhibit Description
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350. +
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350. +
101	The following financial information from InterDigital's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 27, 2012, formatted in eXtensible Business Reporting Language: (i) Consolidated Balance Sheets at December 31, 2011 and December 31, 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Shareholders' Equity and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and (v) Notes to Consolidated Financial Statements. ++

---

* Incorporated by reference to the previous filing indicated.

† Management contract or compensatory plan or arrangement.

+ This exhibit will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such exhibit will not be deemed to be incorporated by reference into any filing under the Securities Act or Securities Exchange Act, except to the extent that InterDigital, Inc. specifically incorporates it by reference.

++ As provided in Rule 406T of Regulation S-T, this information will not be deemed "filed" for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under those sections.

(c) None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERDIGITAL, INC.

Date: February 27, 2012

By: /s/ William J. Merritt
William J. Merritt
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 27, 2012

/s/ Steven T. Clontz
Steven T. Clontz,
Chairman of the Board of Directors

Date: February 27, 2012

/s/ Gilbert F. Amelio
Gilbert F. Amelio,
Director

Date: February 27, 2012

/s/ Jeffrey K. Belk
Jeffrey K. Belk,
Director

Date: February 27, 2012

/s/ Edward B. Kamins
Edward B. Kamins,
Director

Date: February 27, 2012

/s/ John A. Kritzmacher
John A. Kritzmacher,
Director

Date: February 27, 2012

/s/ Jean F. Rankin
Jean F. Rankin,
Director

Date: February 27, 2012

/s/ Robert S. Roath
Robert S. Roath,
Director

Date: February 27, 2012

/s/ William J. Merritt
William J. Merritt,
Director, President and Chief Executive Officer
(Principal Executive Officer)

Date: February 27, 2012

/s/ Scott A. McQuilkin
Scott A. McQuilkin,
Chief Financial Officer
(Principal Financial Officer)

Date: February 27, 2012

/s/ Richard J. Brezski
Richard J. Brezski,
Chief Accounting Officer

EXHIBIT 10.38

InterDigital
Long-Term Compensation Program

The Long-Term Compensation Program (the "Program") of InterDigital (the "Company") is designed to encourage employees to exercise their best efforts toward ensuring the success of the Company. All regular full-time and regular part-time employees (as defined in the Company's Employee Handbook) are eligible to participate in one or more components of the Program, based on their level within the organization. These Program components are offered pursuant to the InterDigital, Inc. 2009 Stock Incentive Plan (the "Plan").

Program Participation Levels and Payout Targets. Each participant's level of participation in the Program is established as a target percentage of their annual base salary, based on their level within the organization pursuant to the chart set forth below:

Organizational Level	Target Payout (% of Annual Base Salary)
Chief Executive Officer	150%
Chief Financial Officer; President, Patent Licensing	100%
Other Executive	80-90%*
Vice President (or functional equivalent)	50%
Senior Director (or functional equivalent)	45%
Director (or functional equivalent)	40%
Senior Manager (or functional equivalent)	35%
Manager (or functional equivalent)	30%
Non-Manager (or functional equivalent):	
Band 1	9%
Band 2	7%
Band 3	5%

* Other Executives' participation is 80% until they have completed three years in an executive-level position, at which time it increases to 90%.

Compensation Components. The Program consists of two compensation components: (1) a Restricted Stock Unit Program ("RSU Program") consisting of awards of time-based restricted stock units ("RSUs") and (2) a Long-Term Incentive Plan (the "LTIP") providing performance-based awards in the form of cash or equity (or a combination thereof). For all Program participants at or below the Non-Manager/functional equivalent level, 100% of their Program participation will be in the form of time-based RSUs granted pursuant to the RSU Program. For all Program participants at or above the Manager/functional equivalent level, 25% of their total Program participation will be in the form of time-based RSUs granted pursuant to the RSU Program and 75% of their total Program participation will be awarded pursuant to the LTIP.

Program Cycles. The Program consists of cycles (each a "Cycle") that are each generally three years in length, normally commencing on January 1st of each year.

(1) RSU Program. The RSU Program provides all Program participants with an opportunity to share in the growth of the Company's value in the marketplace and rewards participants based on the performance of the Company's stock over time through awards of time-based RSUs. A time-based RSU is a contractual right to receive a share of InterDigital common stock, par value $0.01 per share, after completion of a specified time period. Pursuant to the RSU Program, each Program participant will receive an award of time-based RSUs on the first day of each Cycle, and each such award shall generally have a three-year vesting period, with the vesting schedule to be determined by the Compensation Committee (the "Compensation Committee") of the Board of Directors of the Company in its sole discretion. The default vesting schedule will provide for the time-based RSUs to vest at the end of the three-year Cycle. Each time-based RSU recipient will receive an award agreement setting forth the terms and conditions of each RSU grant. In the event of any conflict between these Program terms and conditions and an RSU award agreement, the RSU award agreement will govern.

*(2) **Long-Term Incentive Plan.*** The Long-Term Incentive Plan (the "LTIP") provides Program participants at or above the Manager/functional equivalent level with performance-based awards that may be paid out, as determined by the Compensation Committee, in its sole discretion, in the form of cash or InterDigital common stock or stock options or any combination thereof. However, the "default" allocation will be 25% cash and 75% stock. The allocation of the awards may be determined either at the start or the end of each Cycle. Any payout under the LTIP is determined by the Compensation Committee in its sole discretion based on the Company's achievement of one or more performance goals during the Cycle period, as established and approved by the Compensation Committee. Payouts under the LTIP may exceed or be less than target, depending on the level of achievement of the performance goal(s). Unless the Compensation Committee, in its sole discretion, authorizes an exception, no payout may be made if the Company fails to achieve at least 80% of the performance goal(s) for the applicable Cycle, and the Company's achievement of the performance goal(s) for any particular Cycle that exceeds the target is capped at 140%. Each 1-point variation in performance achievement results in a 2.5-point variation in payout. Accordingly, the minimum performance achievement that qualifies for a payout results in a payout amount equal to 50% of target and the maximum payout performance achievement results in a payout amount of no more than 200% of target.

Payouts under the LTIP will be made no later than March 15th of the year following the end of each Cycle.

Program Participation

New Program Participants. A newly hired employee is eligible for pro-rata participation in the LTCP Cycle that began on January 1st of the hire year and full participation beginning with the next applicable Cycle, so long as they remain eligible. Participation in the pro-rata Cycle will be determined based on the amount of time (number of pay periods) remaining in the Cycle upon hire.

Promotion during Program Cycle. If an employee is promoted within the first six months of the start of a LTCP Cycle and such promotion results in (i) an accompanying increase in his or her LTCP participation target or (ii) his or her participation in the LTIP for the first time, the benefit of the Program target increase or initial participation in the LTIP will be realized effective as of the date of the promotion for the Cycle that began on January 1st of the promotion year. If an employee is promoted at any other time during a Cycle, any change to their participation in the LTCP will be realized at the beginning of the next applicable Cycle, unless the Compensation Committee, in its sole discretion, authorizes an exception.

Effect of Termination of Employment. A Program participant must remain continuously employed by the Company or an Affiliate (as defined below) through the end of the Cycle in order to receive RSU vesting and must continue to be employed at least until the time the LTIP payout is made in order to receive the LTIP payout. For purposes of this Program, an Affiliate means any other individual, corporation, partnership, association, trust or other entity that, directly or indirectly, is in control of or is controlled by or is under common control with the Company. Any benefits from the Program are forfeited upon termination of employment by the participant (i.e., the participant voluntarily resigns from employment). Benefits may be vested to some degree, as explained below, where the participant's employment terminates due to his or her death, "disability," "retirement," or as a result of the termination of employment by the Company other than for "cause" (each as defined below).

Partial Vesting of RSU Award granted under the RSU Program. If a participant's employment terminates due to death, disability or retirement, or the participant's employment with InterDigital is terminated by the Company without cause, vesting of any time-based RSUs will occur immediately and on a pro-rata basis based on the portion of the Cycle during which the participant was employed. The settlement of any time-based RSUs that become vested as described above will occur as soon as administratively practical after termination of employment.

Partial Vesting of LTIP Award. If a participant's employment terminates for any reason during the first year of a Cycle and/or a participant's total length of employment is less than six (6) months, the participant forfeits eligibility to receive any LTIP payout associated with that Cycle. If, however, during the second or third year of a

Cycle, a participant's employment with the Company terminates due to his or her death, disability or retirement, or the participant is terminated by the Company without cause, and the participant has been employed by the Company for at least six (6) months, the participant will be eligible to earn a pro-rata portion of the LTIP payout. Any pro-rata cash payout or shares vesting resulting from the LTIP cycle will be delivered to the employee (or, if applicable, the employee's estate) as soon as administratively practicable after any payout would have taken place if the participant had remained employed, as described above, but in any event no later than March 15 after the year of termination.

NOTE: To the extent any LTIP or RSU payout is determined to be a form of nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), payment may be delayed to a date that is at least six months following the participant's termination of employment to the extent it is determined to be necessary to avoid the detrimental tax treatment applicable to deferred compensation benefits that are not fully compliant with the distribution rules of Code Section 409A. This will only be applicable to participants who are determined to be "specified employees" as that term is defined for purposes of Code Section 409A.

For purposes of the Program:

* "cause" means: (a) willful and repeated failure of an employee to perform substantially his or her duties (other than any such failure resulting from incapacity due to physical or mental illness); (b) an employee's conviction of, or plea of guilty or nolo contendere to, a felony which is materially and demonstrably injurious to the Company or an Affiliate; (c) willful misconduct or gross negligence by an employee in connection with his or her employment; (d) unsatisfactory job performance; or (e) an employee's breach of any material obligation or duty owed to the Company or an Affiliate.

* "disability" means: (a) a disability entitling the employee to long-term disability benefits under the applicable long-term disability plan of the Company (or an Affiliate if employee is employed by such Affiliate); or (b) if the employee is not covered by such a plan, a physical or mental condition or illness that renders the employee incapable of performing his or her duties for a total of 180 days or more during any consecutive 12-month period.

* "retirement" means resignation after attaining a combination of age plus years of service at the Company (and Affiliates) equal to 70.

Effect of a Terminating Event. If a Terminating Event (meaning either a Change of Control, as defined below, or a liquidation of the Company) occurs during a Cycle and while a participant is actively employed by the Company or an Affiliate, then:

* immediately prior to (but contingent on the occurrence of) that Terminating Event, all time-based RSUs will become fully vested and a distribution of InterDigital shares with respect to those RSUs will be made;

* at the same time, any performance-based RSUs, if awarded as part of any LTIP, will become fully vested to an extent that is equal to the greater of (i) the portion of the employee's performance-based RSUs that would become vested at the target level, or (ii) the level of performance achieved at the time of the Terminating Event if participant has been employed by the Company or an Affiliate for at least six (6) months at the time of the Terminating Event; and

* an early payment of the employee's LTIP will be made in an amount equal to the greater of (i) the employee's target LTIP, or (ii) the level of performance achieved at the time of the Terminating Event if participant has been employed by the Company or an Affiliate for at least six (6) months at the time of the Terminating Event. Payment of this amount will be made not later than 30 days after the Terminating Event.

Any participant employed by the Company or an Affiliate for less than six (6) months upon a Terminating Event, forfeits any and all benefits from the LTIP.

For purposes of the Program:

- "Change of Control" means the first to occur of any of the following events:

  (a) Any "person," as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), acquires voting securities of the Company and immediately thereafter is a "50% Beneficial Owner." For purposes of this provision, a "50% Beneficial Owner" shall mean a person who is the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then-outstanding voting securities;

  (b) During any period of two consecutive years commencing on or after the Effective Date, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person (as defined above) who has entered into an agreement with the Company to effect a transaction described in subsections (a), (c), (d) or (e) of this definition) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (the "Continuing Directors") cease for any reason to constitute at least a majority thereof;

  (c) The shareholders of the Company have approved a merger, consolidation, recapitalization, or reorganization of the Company, or a reverse stock split of any class of voting securities of the Company, or the consummation of any such transaction if shareholder approval is not obtained, other than any such transaction which would result in at least 50% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such transaction being beneficially owned by the persons who were shareholders of the Company immediately prior to the transaction in substantially the same proportion as their ownership of the voting power immediately prior to the transaction; provided that, for purposes of this Section 3.7(c), such continuity of ownership (and preservation of relative voting power) shall be deemed to be satisfied if the failure to meet such 50% threshold (or to substantially preserve such relative ownership of the voting securities) is due solely to the acquisition of voting securities by an employee benefit plan of the Company, such surviving entity or a subsidiary thereof; and provided further, that, if consummation of the corporate transaction referred to in this Section 3.7(c) is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency or approval of the shareholders of another entity or other material contingency, no Change in Control shall occur until such time as such consent and approval has been obtained and any other material contingency has been satisfied;

  (d) The shareholders of the Company accept shares in a share exchange in which the shareholders of the Company immediately before such share exchange do not or will not own directly or indirectly immediately following such share exchange more than 50% of the combined voting power of the outstanding voting securities of the corporation resulting from or surviving such share exchange in substantially the same proportion as the ownership of the Voting Securities outstanding immediately before such share exchange;

  (e) The shareholders of the Company have approved a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect); provided that, if consummation of the transaction referred to in this Section 3.7(e) is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency or approval of the shareholders of another entity or other material contingency, no Change in Control shall occur until such time as such consent and approval has been obtained and any other material contingency has been satisfied; and

  (f) Any other event which the Board determines shall constitute a Change in Control for purposes of this Plan.

<u>Other Program Information</u>

Taxation of Awards. The following is a brief description of the federal income and employment tax treatment of Program awards. The rules governing these awards are complex and their application may vary depending upon individual circumstances. Moreover, statutory and regulatory provisions and their interpretations are subject to change. Employees are, therefore, encouraged to consult with a personal tax advisor regarding the tax consequences of participation in the Program.

For federal income and employment tax purposes, the full amount of any cash-based LTIP payout will be taxable at the time the cash is paid, and will be subject to applicable income and wage tax withholding requirements.

For federal income tax purposes, the value of shares distributed in respect of RSUs or any share-based LTIP payout will be recognized as ordinary income at the time the shares are distributed based on the value of those shares at that time. If LTIP payment or settlement of RSUs is delayed (e.g., in the case of later payments for certain mid-Cycle employment terminations), the value of the shares subject to RSUs may be taxed at the time the RSUs vest, based on the value of those shares at that time. Further information regarding the taxation of RSUs is contained in the Plan prospectus.

Future Program Cycles. While the Company reserves the right to alter or discontinue the Program at any time, its present intent is to continue the Program for future Cycles. If an employee is eligible to participate in a future Cycle, additional information will be distributed at the start of that Cycle.

Administration. The Program is administered by the Compensation Committee. <u>**The Compensation Committee has the right to terminate or amend the Program and its components at any time for any reason.**</u> The Compensation Committee also has the authority to select employees to receive awards, to create, amend and rescind rules regarding the operation of the Program, to set/approve specific cycle goals, to determine whether LTIP goals have been achieved, to reconcile inconsistencies, to supply omissions and to otherwise make all determinations necessary or desirable for the operation of the Program. The Compensation Committee delegates the authority to amend the Program to the Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, General Counsel or one or more of these employees as part of a committee of employees and/or directors of the Company, provided, however, that any amendment of the Program that is a "material amendment" (as determined pursuant to NASDAQ Stock Market Rule 5635(c) and the interpretive material thereunder) must be approved by the Compensation Committee or by a majority of the Company's independent directors, as defined for purposes of such rule.

Election to Defer Settlement of RSUs. Participants who are eligible to defer settlement of their RSUs must make such election in the calendar year preceding the date of vest of the RSUs to be deferred. All determinations regarding eligibility to defer settlement of RSUs shall be made by the Company, in its sole discretion. Where deferral of settlement of RSUs is linked to payment following termination of employment of the participant, settlement of the RSUs may be delayed until at least six months following the participant's termination of employment if that is necessary to avoid tax penalties under Code Section 409A. This will only be applicable to participants who are determined to be "specified employees" as defined for purposes of Code Section 409A.

No Assignment. An employee may not assign, pledge or otherwise transfer any right relating to any award under the Program and any attempt to do so will be void.

No Right to Continued Employment. Participation in the Program does not give any employee any right to continue in employment or limit in any way the right of the Company to terminate employment at any time, for any reason.

Questions. Please contact Gary Isaacs, Chief Administrative Officer, at 610-878-5721 with any questions regarding the Program.

December 30, 2011

EXHIBIT 21

SUBSIDIARIES OF INTERDIGITAL, INC.

Company	Jurisdiction/State of Incorporation or Organization
InterDigital Canada Ltee.	Delaware
InterDigital Communications, LLC	Pennsylvania
InterDigital Facility Company	Delaware
InterDigital Finance Corporation	Delaware
InterDigital IP Holdings, Inc.	Delaware
InterDigital Patent Holdings, Inc.	Delaware
InterDigital Technology Corporation	Delaware
InterDigital Wireless Holdings, Inc.	Delaware
IPR Licensing, Inc.	Delaware
VID SCALE, Inc.	Delaware

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-159743, 333-66626, 333-85560, 333-63276, 333-56412, 33-89922, and 33-43253) of InterDigital, Inc. of our report dated February 27, 2012 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 27, 2012

EXHIBIT 31.1

CERTIFICATIONS

I, William J. Merritt, certify that:

1. I have reviewed this Annual Report on Form 10-K of InterDigital, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ WILLIAM J. MERRITT

William J. Merritt
President and Chief Executive Officer

Date: February 27, 2012

EXHIBIT 31.2

CERTIFICATIONS

I, Scott A. McQuilkin, certify that:

1. I have reviewed this Annual Report on Form 10-K of InterDigital, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ SCOTT A. MCQUILKIN

Scott A. McQuilkin
Chief Financial Officer

Date: February 27, 2012

EXHIBIT 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the accompanying Annual Report on Form 10-K of InterDigital, Inc. (the "Company") for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William J. Merritt, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WILLIAM J. MERRITT

William J. Merritt
President and Chief Executive Officer

Date: February 27, 2012

EXHIBIT 32.2

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the accompanying Annual Report on Form 10-K of InterDigital, Inc. (the "Company") for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott A. McQuilkin, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ SCOTT A. MCQUILKIN

Scott A. McQuilkin
Chief Financial Officer

Date: February 27, 2012

INTERDIGITAL®

InterDigital, Inc.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 7, 2012

TO THE SHAREHOLDERS OF INTERDIGITAL, INC.:

Our 2012 annual meeting of shareholders will be held on Thursday, June 7, 2012, at 11:00 a.m. Eastern Time, at the Crowne Plaza Hotel, 260 Mall Boulevard, King of Prussia, Pennsylvania. At the annual meeting, the holders of our outstanding common stock will act on the following matters:

1. Election of the six director nominees named in the proxy statement, each for a term of one year;
2. Advisory resolution to approve executive compensation;
3. Ratification of the appointment of our independent registered public accounting firm for the year ending December 31, 2012; and
4. Such other business as may properly come before the annual meeting.

We are pleased to be using the Securities and Exchange Commission rules that allow companies to furnish proxy materials to their shareholders primarily over the Internet. We believe that this process expedites shareholders' receipt of proxy materials, lowers the costs of the annual meeting and helps to conserve natural resources. On or about April 23, 2012, we began mailing our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2012 proxy statement and 2011 annual report and how to vote online. The Notice also includes instructions on how to request a paper copy of the proxy materials, including the notice of annual meeting, proxy statement, annual report and proxy card.

All holders of record of shares of our common stock (NASDAQ: IDCC) at the close of business on April 10, 2012 are entitled to vote at the annual meeting and at any postponements or adjournments of the annual meeting. Shareholders are cordially invited to attend the annual meeting in person; however, regardless of whether you plan to attend the annual meeting in person, please cast your vote as instructed in the Notice as promptly as possible. Alternatively, if you wish to receive paper copies of your proxy materials, including the proxy card, please follow the instructions in the Notice. Once you receive paper copies of your proxy materials, please complete, sign, date and promptly return the proxy card in the postage-prepaid return envelope provided, or follow the instructions set forth on the proxy card to authorize the voting of your shares over the Internet or by telephone. Your prompt response is necessary to ensure that your shares are represented at the annual meeting. Submitting your proxy by Internet, telephone or mail will not affect your right to vote in person if you decide to attend the annual meeting. If you are a shareholder who holds stock in a brokerage account (a "street name" holder), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Certain of these institutions offer Internet and telephone voting.

IF YOU PLAN TO ATTEND THE ANNUAL MEETING:

Registration will begin at 9:30 a.m., and seating will begin at 10:30 a.m. Each shareholder will need to bring an admission ticket and valid picture identification, such as a driver's license or passport, for admission to the annual meeting. Street name holders will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the annual meeting, and all cellular phones must be silenced during the annual meeting. We realize that many cellular phones have built-in digital cameras, and, while these phones may be brought into the annual meeting, the camera function may not be used at any time.

By Order of the Board of Directors,



STEVEN W. SPRECHER
General Counsel and Secretary

April 23, 2012
King of Prussia, Pennsylvania

TABLE OF CONTENTS

INTERDIGITAL, INC.

781 Third Avenue
King of Prussia, Pennsylvania 19406-1409

PROXY STATEMENT

This proxy statement contains information relating to our annual meeting of shareholders to be held on Thursday, June 7, 2012, beginning at 11:00 a.m. Eastern Time, at the Crowne Plaza Hotel, 260 Mall Boulevard, King of Prussia, Pennsylvania, and at any postponements or adjournments of the annual meeting. Your proxy for the annual meeting is being solicited by our board of directors.

INTERNET AVAILABILITY OF PROXY MATERIALS

As permitted by Securities and Exchange Commission ("SEC") rules, we are making this proxy statement and our annual report available to our shareholders primarily via the Internet, rather than mailing printed copies of these materials to each shareholder. We believe that this process will expedite shareholders' receipt of proxy materials, lower the costs of the annual meeting and help to conserve natural resources. On or about April 23, 2012, we began mailing to each shareholder (other than those who previously requested electronic delivery of all materials or previously elected to receive delivery of a paper copy of the proxy materials) a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access and review the proxy materials, including our proxy statement and our annual report, on the Internet and how to access an electronic proxy card to vote on the Internet or by telephone. The Notice also contains instructions on how to receive a paper copy of the proxy materials. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you receive a Notice by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on June 7, 2012: The proxy statement and annual report to shareholders are available at http://ir.interdigital.com/annuals.cfm

ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act upon the matters outlined in the notice of meeting provided with this proxy statement, including: the election of directors; the advisory resolution to approve executive compensation; the ratification of the appointment of our independent registered public accounting firm; and such other business as may properly come before the annual meeting. In addition, management will report on the performance of our company and respond to questions from shareholders.

Who may attend the annual meeting?

Subject to space availability, all shareholders as of April 10, 2012, the record date, or their duly appointed proxies, may attend the annual meeting. Registration will begin at 9:30 a.m., and seating will begin at 10:30 a.m. If you plan to attend the annual meeting, please note that you will need to bring your admission ticket and valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the annual meeting, and all cellular phones must be silenced during the annual meeting. We realize that many cellular phones have built-in digital cameras, and, while these phones may be brought into the annual meeting, the camera function may not be used at any time.

Please also note that if you hold your shares in street name (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

Who is entitled to vote at the annual meeting?

Only shareholders at the close of business on April 10, 2012, the record date, are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder on that date, you will be entitled to vote all of the shares that you held on that date at the annual meeting, or any postponements or adjournments of the annual meeting. There were 44,690,642 shares of our common stock outstanding on the record date.

What are the voting rights of the holders of the company's common stock?

Each share of our common stock outstanding on the record date will be entitled to one vote on each director nominee and one vote on each other matter considered at the annual meeting.

What constitutes a quorum?

A quorum is the minimum number of our shares of common stock that must be represented at a duly called meeting in person or by proxy in order to conduct business legally at the annual meeting. For the annual meeting, the presence, in person or by proxy, of the holders of a majority of the shares entitled to vote will be considered a quorum. If you are a registered shareholder, you must deliver your proxy by Internet or telephone or, if you requested a paper copy of the proxy materials, by mail, or attend the annual meeting in person and vote, in order to be counted in the determination of a quorum. If you are a street name shareholder, your broker or other nominee will vote your shares pursuant to your instructions, and such shares will count in the determination of a quorum. If you do not provide any specific voting instructions to your broker or other nominee, your shares will still count for purposes of attaining a quorum.

How do I vote?

If you are a registered shareholder, you may submit your proxy by Internet or telephone by following the instructions in the Notice. If you requested a paper copy of the proxy materials, you also may submit your proxy by mail by following the instructions included with your proxy card. The deadline for submitting your proxy by Internet or telephone is 11:59 p.m. Eastern Time on June 6, 2012. The designated proxy will vote according to your instructions. You may also attend the annual meeting and vote in person.

If you are a street name shareholder, your broker or nominee firm is the legal, registered owner of the shares and it may provide you with a Notice. Follow the instructions on the Notice to access our proxy materials and vote or to request a paper or email copy of our proxy materials. If you receive these materials in paper form, the materials include a voting instruction card so that you can instruct your broker or nominee how to vote your shares. Please check your Notice or voting instruction card or contact your broker or other nominee to determine whether you will be able to deliver your voting instructions by Internet or telephone. If you are a street name shareholder and you want to vote at the annual meeting, you will need to obtain a signed proxy from the broker or nominee that holds your shares, because the broker or nominee is the legal, registered owner of the shares.

If you own shares through a retirement or savings plan or other similar plan, you may submit your voting instructions by Internet, telephone or mail by following the instructions included with your voting instruction card. The deadline for submitting your voting instructions by Internet or telephone is 11:59 p.m. Eastern Time on June 4, 2012. The trustee or administrator of the plan will vote according to your instructions and the rules of the plan.

If you sign and submit your proxy without specifying how you would like your shares voted, your shares will be voted in accordance with the board's recommendations specified below under "What are the board's recommendations?" and in accordance with the discretion of the proxy holders with respect to any other matters that may be voted upon at the annual meeting.

Can I change my vote after I return my proxy or voting instruction card?

If you are a registered shareholder, you may revoke or change your vote at any time before the proxy is voted by filing with our Secretary either a written notice of revocation or a duly executed proxy bearing a later date. If you attend the annual meeting in person, you may ask the judge of elections to suspend your proxy holder's power to vote, and you may submit another proxy or vote by ballot. Your attendance at the annual meeting will not by itself revoke a previously granted proxy.

If your shares are held in street name or you hold shares through a retirement or savings plan or other similar plan, please check your voting instruction card or contact your broker, nominee, trustee or administrator to determine whether you will be able to revoke or change your vote.

Will my vote be confidential?

It is our policy to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders except as might be necessary to meet any applicable legal requirements and, in the case of any contested proxy solicitation, as might be necessary to allow proper parties to verify proxies presented by any person and the results of the voting.

What are the board's recommendations?

The board recommends that you vote:

- ***For*** election of each of the director nominees named in this proxy statement (see proposal 1);
- ***For*** the advisory resolution to approve executive compensation (see proposal 2); and
- ***For*** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2012 (see proposal 3).

What vote is required to approve each proposal?

Election of directors. We have adopted majority voting in uncontested director elections. Accordingly, under our articles of incorporation and our bylaws, director nominees must receive the affirmative vote of a majority of the votes cast in order to be elected. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of director elections. Under Pennsylvania law and our articles of incorporation and our bylaws, an incumbent director who does not receive the votes required to be re-elected remains in office until his or her successor is elected and qualified, thereby continuing as a "holdover" director. Under the director resignation policy in our corporate governance principles, a director who is not re-elected must tender his or her resignation to the nominating and corporate governance committee, which will make a recommendation to the board as to whether or not the resignation offer should be accepted. The board will act on the nominating and corporate governance committee's recommendation within ninety (90) days following certification of the election results. In deciding whether to accept the resignation offer, the board will consider the recommendation of the nominating and corporate governance committee as well as any additional information and factors that the board believes to be relevant.

Advisory resolution to approve executive compensation. The affirmative vote of a majority of the votes cast is required for approval. Because the vote is advisory, it will not be binding on the board or the company. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal.

Ratification of the appointment of PricewaterhouseCoopers LLP. The affirmative vote of a majority of the votes cast is required for ratification. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal. Ratification of the appointment of our independent registered public accounting firm is not legally required; the board asks shareholders to ratify the appointment as a matter of good corporate governance. If shareholders do not ratify the appointment, the audit committee will consider whether it is appropriate to select another independent registered public accounting firm in future years.

What is a "broker non-vote"?

If you hold your shares in street name through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some proposals if you do not provide voting instructions. "Broker non-votes" are shares that a broker or nominee does not vote because it has not received voting instructions and does not have discretionary authority to vote (or does not exercise that authority). For the annual meeting, if you do not provide specific voting instructions, your broker or nominee may not exercise

voting discretion with respect to: proposal 1, the election of directors, or proposal 2, the approval of the advisory resolution on executive compensation. Broker non-votes will have no effect on the outcome of proposal 1 or proposal 2. If you do not provide specific voting instructions, your broker or nominee may exercise voting discretion with respect to proposal 3, the ratification of the appointment of the company's independent registered public accounting firm.

GOVERNANCE OF THE COMPANY

Where can I find information about the governance of the company?

The company has adopted corporate governance principles that, along with the charters of the board committees, provide the framework for the governance of the company. The nominating and corporate governance committee is responsible for annually reviewing the principles and recommending any proposed changes to the board for approval. A copy of our corporate governance principles is posted on our website at *http://ir.interdigital.com* under the heading "Corporate Governance," along with the charters of our board committees and other information about our governance practices. We will provide to any person without charge a copy of any of these documents upon written request to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409.

Code of Ethics

Does the company have a code of ethics?

We have adopted a Code of Ethics that applies to all directors, officers, employees and consultants, including our principal executive, financial and accounting officers or persons performing similar functions. The Code of Ethics is available on the company's website at *http://ir.interdigital.com* under the heading "Corporate Governance." We intend to disclose future amendments to certain provisions of the Code of Ethics, or any waiver of such provisions granted to executive officers and directors, on the website within four business days following the date of such amendment or waiver. We will provide to any person without charge a copy of our Code of Ethics upon written request to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409.

Director Independence

Which directors are considered independent, and how does the board determine their independence?

Each year, prior to the annual meeting of shareholders, the board reviews and assesses the independence of its directors and makes a determination as to the independence of each director. During this review, the board considers transactions and relationships between each director or any member of his or her immediate family and our company and its subsidiaries and affiliates. The board measures these transactions and relationships against the independence requirements of NASDAQ. As a result of this review, the board affirmatively determined that each of Dr. Gilbert F. Amelio, Messrs. Jeffrey K. Belk, Steven T. Clontz, Edward B. Kamins and John A. Kritzmacher and Ms. Jean F. Rankin are "independent" in accordance with applicable NASDAQ listing standards. To our knowledge, none of the independent directors or any members of their immediate family has any direct or indirect relationships with our company or its subsidiaries and affiliates, other than the director's service as a director of the company.

Board Leadership

Who is the Chairman of the Board, and are the positions of Chairman of the Board and Chief Executive Officer separated?

Mr. Clontz, who is an independent director, has served as Chairman of the Board since January 2010. The board has a general policy that the positions of Chairman of the Board and Chief Executive officer should be held by separate persons as an aid in the board's oversight of management. This policy is affirmed in the board's

published corporate governance principles, which state that the Chairman of the Board is an independent director. The board believes that this leadership structure is appropriate for the company at this time because of the advantages to having an independent chairman for matters such as: communications and relations between the board, the Chief Executive Officer and other senior management; reaching consensus on company strategies and policies; and facilitating robust board, committee and Chief Executive Officer evaluation processes. The board periodically reviews its leadership structure to determine whether it is appropriate given the specific characteristics and circumstances of the company.

Board Oversight of Risk

What is the board's role in risk oversight?

The board is responsible for overseeing the major risks facing the company and the company's enterprise risk management ("ERM") efforts. The board has delegated to the audit committee primary responsibility for overseeing and monitoring these efforts. Under its charter, the audit committee is responsible for discussing with management and the company's independent registered public accounting firm significant risks and exposures relating to the company's quarterly and annual financial statements and assessing management's steps to mitigate them, and for reviewing corporate insurance coverage and other risk management programs. At least annually, the audit committee receives presentations and reports directly from the company's Chief Financial Officer, who leads the company's day-to-day ERM efforts. The audit committee briefs the board on the company's ERM activities as part of its regular reports to the board on the activities of the committee, and the Chief Financial Officer also periodically delivers presentations and reports to the full board as appropriate.

Board Structure and Committee Membership

What is the size of the board, and how often are directors elected?

The board currently has eight directors. Our articles of incorporation currently provide for the phasing in of annual director elections beginning at the 2011 annual meeting of shareholders and continuing at this 2012 annual meeting of shareholders. By the annual meeting of shareholders in 2013, the declassification of the board of directors will be complete and all directors will be subject to election for one-year terms at each annual meeting of shareholders. In addition, beginning this year, we have adopted majority voting in uncontested elections of directors.

How often did the board meet during 2011?

The board met 23 times during 2011. Each director is expected to attend each meeting of the board and those committees on which he or she serves. Each director attended at least 75% of the aggregate of all board meetings and meetings of committees on which the director served during 2011. We typically schedule one of the meetings of the board on the day immediately preceding or following our annual meeting of shareholders, and it is the policy of the board that directors are expected to attend our annual meeting of shareholders absent unusual circumstances. Eight directors, constituting all of our current directors, attended the 2011 annual meeting of shareholders.

What are the roles of the primary board committees?

The board has standing audit, compensation, finance and investment, and nominating and corporate governance committees. Each of the audit, compensation, and nominating and corporate governance committees is composed entirely of independent directors, as determined by the board in accordance with applicable NASDAQ listing standards. In addition, audit committee members meet additional heightened independence criteria applicable to audit committee members under applicable NASDAQ listing standards. Each of the committees operates under a written charter that has been approved by the board. The table below provides information about the current membership of the committees and the number of meetings of each committee held in 2011.

Name	Audit Committee	Compensation Committee	Finance and Investment Committee	Nominating and Corporate Governance Committee
Gilbert F. Amelio		Chair	X	
Jeffrey K. Belk			X	X
Steven T. Clontz			X	X
Edward B. Kamins	Chair	X		
John A. Kritzmacher	X			Chair
William J. Merritt				
Jean F. Rankin	X	X		
Robert S. Roath			Chair	
Number of Meetings in 2011	8	10	13	4

Audit Committee

The audit committee assists the board in fulfilling its oversight responsibilities relating to the company's corporate accounting, its financial reporting practices and audits of its financial statements. Among other things, the committee:

- Reviews the company's annual and quarterly financial statements and discusses them with management and the company's independent registered public accounting firm;
- Appoints, compensates, retains, evaluates, oversees the work of and, if deemed appropriate, replaces the company's independent registered public accounting firm;
- Reviews the adequacy and effectiveness of our system of internal control over financial reporting and disclosure controls and procedures;
- Reviews and approves, at least annually, the management, scope, plans, budget, staffing and relevant processes and programs of the company's internal audit function;
- Establishes and oversees procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, auditing or federal securities law matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting, auditing or federal securities law matters;
- Oversees the company's other compliance policies and programs, including the implementation and effectiveness of the company's Code of Ethics; and
- Oversees and monitors the company's ERM efforts.

All of the audit committee members are financially literate. The board has determined that Mr. Kritzmacher qualifies as an audit committee financial expert within the meaning of applicable SEC regulations and that Mr. Kritzmacher acquired his expertise primarily through his prior experience as a chief financial officer.

Compensation Committee

The compensation committee assists the board in discharging its responsibilities relating to the compensation of the chief executive officer and other executive officers. Among other things, the committee:

- Reviews and approves the corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates their performance in light of such goals and objectives and, based on its evaluations and appropriate recommendations, reviews and approves the compensation of our chief executive officer and other executive officers, each on an annual basis;
- Assists the board in developing and evaluating potential candidates for executive positions and oversees and annually reviews the development of executive succession plans;
- Reviews and discusses with management the Compensation Discussion and Analysis required by SEC rules, recommends to the board whether the Compensation Discussion and Analysis should be included in the company's annual report and proxy statement and oversees the preparation of the compensation committee report required by SEC rules for inclusion in the company's annual report and proxy statement;
- Assesses the results of the company's most recent advisory vote on executive compensation, and considers and recommends to the board the frequency of the company's advisory vote on executive compensation;
- Reviews periodically compensation for non-management directors of the company and recommends changes to the board as appropriate;
- Reviews and approves compensation packages for new executive officers and severance packages for executive officers whose employment terminates with the company;
- Reviews and makes recommendations to the board with respect to the adoption or amendment of incentive and other equity-based compensation plans;
- Administers the company's equity incentive plans;
- Reviews periodically, revises as appropriate and monitors compliance by directors and executive officers with the company's stock ownership guidelines; and
- Assesses the independence of any outside compensation consultant of the company.

The compensation committee may delegate authority to the committee chairman or a sub-committee, as the committee may deem appropriate, subject to such ratification by the committee as the committee may direct. The compensation committee also may delegate to one or more officers of the company the authority to make grants of stock options or other discretionary awards at specified levels, under specified circumstances, to eligible employees who are not executive officers of the company, subject to reporting to and such ratification by the committee as the committee may direct.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee assists the board in identifying qualified individuals to become board and committee members, considers matters of corporate governance and assists the board in evaluating the board's effectiveness. Among other things, the committee:

- Develops and recommends to the board criteria for board membership;
- Identifies, reviews the qualifications of and recruits candidates for election to the board and to fill vacancies or new positions on the board;
- Assesses the contributions of incumbent directors in determining whether to recommend them for reelection to the board;
- Reviews candidates recommended by the company's shareholders for election to the board;

- Assesses the independence of directors, director nominees and director candidates under applicable standards and recommends independence determinations to the board;
- Reviews annually our corporate governance principles and recommends changes to the board as appropriate;
- Recommends to the board changes to our Code of Ethics;
- Reviews and makes recommendations to the board with respect to the board's and each committee's size, structure, composition and functions;
- Oversees the process for evaluating the board and its committees; and
- Periodically reviews the board's leadership structure and recommends changes to the board as appropriate.

The committee will consider director candidates recommended by our shareholders. Shareholders recommending candidates for consideration by the nominating and corporate governance committee should send their recommendations to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409. The recommendation must include the candidate's name, biographical data and qualifications and a written statement from the candidate of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. The committee may ask candidates for additional information as part of the process of assessing a shareholder-recommended director candidate. The committee evaluates director candidates recommended by shareholders based on the same criteria used to evaluate candidates from other sources.

While the board has not established a formal policy for considering diversity when evaluating director candidates, the board endeavors to have a diverse membership, viewing such diversity expansively to include differences of perspective, professional experience, education, skill and other individual qualities and attributes that contribute to board heterogeneity. As described in our corporate governance principles, the board aims to have members representing such diverse experiences at policymaking levels in business, finance and technology and other areas that are relevant to the company's global activities. The selection criteria for director candidates include the following:

- Each director should be an individual of the highest personal and professional ethics, integrity and values.
- Each director should be committed to representing the long-term interests of the company's shareholders and demonstrate a commitment to long-term service on the board.
- Each director should have an inquisitive and objective perspective, practical wisdom and mature judgment.

The committee periodically evaluates the composition of the board to assess the skills and experience that are currently represented on the board, as well as the skills and experience that the board will find valuable in the future. This evaluation of the board's composition enables the board to update the skills and experience it seeks in the board as a whole, and in individual directors, as the company's needs evolve and change over time and to assess the effectiveness of efforts at pursuing diversity.

Finance and Investment Committee

The finance and investment committee assists the board by monitoring, providing advice and recommending action with respect to the investment and financial policies and strategies and the capital structure of the company. Among other things, the committee reviews and provides guidance with respect to:

- The company's strategic plan and annual budgets;
- The company's capital structure, including the issuance of debt, equity or other securities;
- Investment policies;
- Share repurchases and shareholder distributions;

- Acquisitions, divestitures or strategic investments;
- The company's valuation model and financial analysis of significant strategic decisions;
- Significant monetary issues such as foreign currency management policies;
- Tax planning; and
- The retention of investment bankers and other financial advisors, including review of the fees and other retention terms for any such advisors.

The finance and investment committee may delegate authority to the committee chairman or a sub-committee, as the committee may deem appropriate, subject to such ratification by the committee as the committee may direct.

Communications with the Board

How can shareholders communicate with the board?

Shareholders and other parties interested in communicating directly with any individual director, including the chairman, the board as a whole or the non-management directors as a group may do so by writing to Investor Relations, InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409, or by sending an email to *Directors@InterDigital.com.* Our Investor Relations department reviews all such correspondence and regularly forwards to the board or specified director(s) a summary of all such correspondence and copies of all correspondence that deals with the functions of the board or its committees or that otherwise requires their attention. Directors may, at any time, review a log of all correspondence we receive that is addressed to members of the board and request copies of any such correspondence.

Communications About Accounting Matters

How can individuals report concerns relating to accounting, internal control, auditing or federal securities law matters?

Concerns relating to accounting, internal control, auditing or federal securities law matters may be submitted by writing to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409. All correspondence will be brought to the attention of the chairman of the audit committee and handled in accordance with procedures established by the audit committee with respect to these matters.

DIRECTOR COMPENSATION

How are directors compensated?

For board participation during 2011, our non-management directors each received an annual cash retainer of $40,000. In addition, the chairman of the audit committee received an annual cash retainer of $30,000, the other members of the audit committee each received an annual cash retainer of $10,000, the chairmen of the compensation, finance and investment and nominating and corporate governance committees each received an annual cash retainer of $10,000 and the other members of the compensation, finance and investment and nominating and corporate governance committees each received an annual cash retainer of $5,000. The chairman of the board received an additional annual cash retainer of $50,000. All cash retainers were generally paid quarterly in arrears and based upon service for a full year, and prorated payments were made for service less than a full year. The quarterly payments of the annual board and all committee retainers are subject to the director's attendance at the regularly scheduled quarterly meetings, as follows: 100% payment for participating in person, 50% payment for participating telephonically and no payment for not participating.

Each non-management director received 4,000 restricted stock units ("RSUs"), which vest in full one year from the grant date, for his or her service during the 2011-2012 board term. Upon his initial election to the board in 2011, Dr. Amelio also received 4,000 RSUs, which vest in full one year from the grant date, and a pro-rated RSU award for his partial service during the 2010-2011 board term. RSU awards may be deferred. An election to defer must be made in the calendar year preceding the year during which services are rendered and the

compensation is earned. Unvested time-based RSUs and deferred RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest or at the end of the deferral period, as applicable.

To align the interests of non-management directors and executives with those of our shareholders, the company has adopted stock ownership guidelines. The stock ownership guidelines applicable to the non-management directors are set at a target of five times their annual cash retainer of $40,000. Qualifying stock includes: shares of common stock, restricted stock and, on a pre-tax basis, unvested time-based RSUs. Any director who has not reached or fails to maintain the target ownership level must retain at least 50% of any after-tax shares derived from vested RSUs or exercised options until the target ownership level is met. A director may not make any disposition of shares that results in his or her holdings falling below the target ownership level without the express approval of the compensation committee. As of March 31, 2012, all of the non-management directors had reached their target ownership levels.

2011 Non-management Director Compensation Table

The following table sets forth the compensation paid to each person who served as a non-management director of the company in 2011 for their service in 2011. Directors who also serve as employees of the company do not receive any additional compensation for their services as a director.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Gilbert F. Amelio	47,500	393,085	440,585
Jeffrey K. Belk	52,500	159,240	211,740
Steven T. Clontz	102,500	159,240	261,740
Edward B. Kamins	80,000	159,240	239,240
John A. Kritzmacher	65,000	159,240	224,240
Jean F. Rankin	55,000	159,240	214,240
Robert S. Roath	50,000	159,240	209,240

(1) Amounts reported represent the aggregate annual board, chairman of the board, committee chairman and committee membership retainers earned by each non-management director in 2011, as described above.

(2) Amounts shown reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for RSU awards granted pursuant to our compensation program for non-management directors in 2011. The assumptions used in valuing these RSU awards are incorporated by reference to Notes 2 and 9 to our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2011. The following table sets forth the grant date fair value of each RSU award granted to our non-management directors in 2011.

Name	Grant Date	Number of Restricted Stock Units (#)	Grant Date Fair Value of Stock Awards ($)
Gilbert F. Amelio	3/1/2011	4,000	185,960
	3/1/2011	1,030	47,885
	6/2/2011	4,000	159,240
Jeffrey K. Belk	6/2/2011	4,000	159,240
Steven T. Clontz	6/2/2011	4,000	159,240
Edward B. Kamins	6/2/2011	4,000	159,240
John A. Kritzmacher	6/2/2011	4,000	159,240
Jean F. Rankin	6/2/2011	4,000	159,240
Robert S. Roath	6/2/2011	4,000	159,240

As of December 31, 2011, each person who served as a non-management director of the company in 2011 had the following aggregate amounts of (i) unvested RSU awards (including accrued dividend equivalents) and (ii) options outstanding. This table does not include RSUs that, as of December 31, 2011, had vested according to their vesting schedule, but had been deferred.

Name	Outstanding Restricted Stock Units (#)	Outstanding Stock Options (#)
Gilbert F. Amelio	8,037	—
Jeffrey K. Belk	4,014	—
Steven T. Clontz	4,014	20,000
Edward B. Kamins	4,014	—
John A. Kritzmacher	6,030	—
Jean F. Rankin	4,014	—
Robert S. Roath	4,014	—

PROPOSALS TO BE VOTED ON

Election of Directors
(Proposal 1)

Description

Which directors are nominated for election?

Dr. Gilbert F. Amelio, Messrs. Steven T. Clontz, Edward B. Kamins, John A. Kritzmacher and William J. Merritt and Ms. Jean F. Rankin are nominated for election at the 2012 annual meeting, each to serve a one-year term until our annual meeting in 2013 and until his or her successor is elected and qualified.

Set forth below is biographical information about the nominees, whose current terms of office expire at the 2012 annual meeting, and other directors of the company whose terms of office continue after the 2012 annual meeting and information about the skills and qualifications of our directors that contribute to the effectiveness of the board.

What are their backgrounds?

Gilbert F. Amelio, 69, has been a director of the company since March 2011. His career spans decades of executive leadership roles at leading technology companies, including Chief Executive Officer and Chairman of Apple Computer; President, Chief Executive Officer and Chairman of National Semiconductor; and President of Rockwell Communication Systems, a unit of Rockwell International. A Senior Partner at Sienna Ventures, LLC, a venture capital firm, from 2001 through December 2011 and a Partner at Alteon Capital Partners, LLC, a consulting firm, since 2009, Dr. Amelio has been involved in the leadership or funding of a broad range of technology ventures, including Jazz Technologies, Inc., a publicly traded semiconductor foundry that he founded and where he served as Chairman and Chief Executive Officer from 2005 to 2008, and Acquicor Management LLC, a former shareholder of Jazz Technologies. Acquicor Management declared bankruptcy in 2008. In 2003, AmTech, LLC, a high technology investment and consulting services firm where Dr. Amelio served as Chairman and Chief Executive Officer from 1999 to 2004, declared bankruptcy. Dr. Amelio is a pioneer in the U.S. technology industry, having started his career at AT&T Bell Laboratories and Fairchild Semiconductor. A former director and chairman of the Semiconductor Industry Association, Dr. Amelio has served on the board of governors of the Electronics Industries Association and been a member of the executive committee of the Business and Higher Education Forum. He also serves on the boards of directors of AT&T Inc. (since 2001) and Galectin Therapeutics Inc. (formerly known as Pro-Pharmaceuticals, Inc.) (since 2009). The board has concluded that Dr. Amelio should serve as a director of the company because his public company board and executive leadership experience at some of the most ground-breaking companies in the technology industry during times of dramatic growth and change serves as a great asset as the company pursues the creation of significant advancements in the wireless space.

Steven T. Clontz, 61, has been a director of the company since April 1998 and was elected Chairman of the Board in January 2010. In January 2010, Mr. Clontz joined Singapore Technologies Telemedia, a Singapore-registered private limited company that is an investor/operator in the telecommunications and media sectors, as Senior Executive Vice President for North America and Europe. From January 1999 through his retirement at the end of 2009, Mr. Clontz served as President and Chief Executive Officer of StarHub, Ltd., a Singapore-based, publicly traded telecommunications and media corporation providing a full range of services over fixed, mobile and cable TV networks. He continues to serve as a non-executive director of StarHub and has served on the boards of directors of Equinix, Inc. since April 2005 and Level 3 Communications, Inc. since April 2012. Mr. Clontz previously served on the board of directors of eircom Limited, from 2010 to December 2011, and the executive committee of the board of directors of Global Crossing Limited, from 2004 to October 2011. The board has concluded that Mr. Clontz should serve as a director of the company because he is a global telecommunications industry leader with significant industry-specific public company board and executive leadership experience whose deep knowledge of the wireless markets brings valuable insight that is needed to evolve and execute the company's strategy.

Edward B. Kamins, 63, has been a director of the company since December 2003. Mr. Kamins is the principal member of UpFront Advisors, a business consulting services firm he founded in March 2009. From July 1999 until his retirement in February 2009, Mr. Kamins served as Corporate Senior Vice President of Avnet, Inc., one of the world's largest global distributors of electronic components, enterprise computing and embedded subsystems. Mr. Kamins served as Chief Information Officer of Avnet beginning in July 2004 and accepted the newly created post of Chief Operational Excellence Officer in July 2006. He joined Avnet in 1996 as Senior Vice President of Business Development for Avnet Computer Marketing and founded and served as Group President of Avnet Applied Computing, a customized computer solutions business that grew to $1.6 billion in global revenues. Prior to that, his sixteen-year career with Digital Equipment culminated with the position of Vice President of Channels, with responsibility for a $1.5 billion revenue-generating North American channels business. The board has concluded that Mr. Kamins should serve as a director of the company because, as a long-time senior operational executive with forty years of experience in the high technology industry, he contributes valuable advice regarding the company's challenges and opportunities.

John A. Kritzmacher, 51, has been a director of the company since June 2009. Mr. Kritzmacher served as Executive Vice President and Chief Financial Officer of Global Crossing Limited, a global provider of IP-based telecommunications solutions from October 2008 to October 2011, when Global Crossing was acquired by Level 3 Communications, Inc. Previously, Mr. Kritzmacher rose through a variety of positions with increasing responsibility, including Senior Vice President and Corporate Controller, during his 10 years at Lucent Technologies, a provider of telecommunications systems and services, to become Chief Financial Officer in 2006. After playing a leading role in the planning and execution of Lucent's merger with Alcatel in 2006, Mr. Kritzmacher became Chief Operating Officer of the Services Business Group at Alcatel-Lucent until joining Global Crossing in 2008. In September 2011, Mr. Kritzmacher joined the board of directors of Duff & Phelps Corporation. The board has concluded that Mr. Kritzmacher should serve as a director of the company because he is a veteran of the telecommunications and high technology industries with extensive operational and leadership experience and financial expertise. As such, Mr. Kritzmacher contributes valuable advice and guidance, especially with respect to complex financial and accounting issues, and serves as the board's audit committee financial expert.

William J. Merritt, 53, has been a director of the company since May 2005. He has also served as President and Chief Executive Officer of the company since May 2005 and as President and Chief Executive Officer of InterDigital Communications, LLC, a wholly owned subsidiary of the company, since its formation in July 2007. Mr. Merritt served as General Patent Counsel of the company from July 2001 to May 2005 and as President of InterDigital Technology Corporation, a wholly owned patent licensing subsidiary of the company, from July 2001 to January 2008. The board has concluded that Mr. Merritt should serve as a director of the company because, in his current and former roles, Mr. Merritt has played a vital role in managing the company's intellectual property assets and overseeing the growth of its patent licensing business. He also possesses tremendous knowledge about the company from short- and long-term strategic perspectives and from a day-to-day operational perspective and serves as a conduit between the board and management while overseeing management's efforts to realize the board's strategic goals.

Jean F. Rankin, 53, has been a director of the company since June 2010. Ms. Rankin has served as Executive Vice President, General Counsel and Secretary at LSI Corporation, a leading provider of innovative silicon, systems and software technologies for the global storage and networking markets, since 2007. In this role, she serves LSI and its board of directors as Corporate Secretary, in addition to managing the company's legal, intellectual property licensing and stock administration organizations. Ms. Rankin joined LSI in 2007 as part of the merger with Agere Systems, where she served as Executive Vice President, General Counsel and Secretary from 2000 to 2007. Prior to joining Agere in 2000, Ms. Rankin was responsible for corporate governance and corporate center legal support at Lucent Technologies, including mergers and acquisitions, securities laws, labor and employment, public relations, ERISA, investor relations and treasury. She also supervised legal support for Lucent's microelectronics business. The board has concluded that Ms. Rankin should serve as a director of the company because she has extensive experience and expertise in matters involving intellectual property licensing, the company's core business, and her current and former roles as chief legal officer and corporate secretary at other publicly traded companies enable her to contribute legal expertise and advice as to best practices in corporate governance.

Vote Required and Board Recommendation

Director nominees receiving the affirmative vote of the majority of votes cast for him or her will be elected to serve as directors for the next year and until his or her successor is elected and qualified. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* EACH OF THE NOMINEES.

Who are the remaining directors?

Continuing directors with terms expiring at the 2013 annual meeting

Jeffrey K. Belk, 49, has been a director of the company since March 2010. Since 2008 he has served as Managing Director of ICT168 Capital, LLC, which is focused on developing and guiding global growth opportunities in the information and communications technologies space. Formerly, Mr. Belk spent almost 14 years at Qualcomm Incorporated, a developer and provider of digital wireless communications products and services, where, from 2006 until his departure in early 2008, he was Qualcomm's Senior Vice President of Strategy and Market Development, focused on examining changes in the wireless ecosystem and formulating approaches to help accelerate mobile broadband adoption and growth. From 2000 through 2006, Mr. Belk served as Qualcomm's Senior Vice President, Global Marketing, leading a team responsible for all facets of the company's corporate messaging, communications and marketing worldwide. He currently serves on the boards of directors of Peregrine Semiconductor Corp. (since 2008) and the Wireless-Life Sciences Alliance. The board has concluded that Mr. Belk should serve as a director of the company because his extensive industry-specific experience in strategy and marketing makes him a valuable resource and provides him with unique insights on the challenges and opportunities facing the company in the wireless markets.

Robert S. Roath, 69, has been a director of the company since May 1997. He served as Senior Vice President and Chief Financial Officer of RJR Nabisco, Inc. before his retirement in 1997. Mr. Roath is a long-time senior strategic and financial executive with diversified corporate and operating experience with various global companies, including Colgate-Palmolive, General Foods, GAF Corporation and Price Waterhouse. He has been a director of Standard Parking Corporation since its initial public offering in May 2004 and became its chairman of the board in October 2009. Mr. Roath also serves as chairman of Standard Parking's compensation committee. The board has concluded that Mr. Roath should serve as a director of the company because his achievements as an executive in operations, finance, strategy formulation, business development and mergers and acquisitions allow him to provide valuable guidance, especially with respect to the major financial policies and decisions of the company and the analysis of the business challenges and opportunities facing the company.

Advisory Resolution to Approve Executive Compensation (Proposal 2)

Description

We are asking shareholders to vote on an advisory resolution to approve the company's executive compensation as reported in this proxy statement. As described below in the "Compensation Discussion and Analysis" section of this proxy statement, the compensation committee has structured our executive compensation program to attract, retain and motivate talented individuals who will drive the successful execution of the company's strategic plan. We motivate our executives primarily by "paying for performance," or rewarding the accomplishment of individual performance and corporate goals through the use of performance-based compensation. As discussed in "Compensation Discussion and Analysis," individual performance and the achievement of corporate goals determine the compensation paid to our executives under our short-term incentive plan and the long-term incentive plan component of our long-term compensation program.

Our executive compensation programs have a number of features designed to promote these objectives, and, in 2010, the compensation committee took a number of actions to strengthen the company's "pay for performance" philosophy by increasing the company's use of performance-based compensation relative to time-based compensation.

We urge shareholders to read the "Compensation Discussion and Analysis" below, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative below, which provide detailed information on the compensation of our named executive officers. The compensation committee and the board of directors believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement reflects and supports these compensation policies and procedures.

The board of directors has adopted a policy providing for an annual advisory resolution to approve executive compensation. In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2012 annual meeting of shareholders:

> **RESOLVED**, that the shareholders of InterDigital, Inc. (the "company") approve, on an advisory basis, the compensation of the company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the proxy statement for the company's 2012 annual meeting of shareholders.

This advisory resolution, commonly referred to as a "say on pay" resolution, is non-binding on the board of directors. Although non-binding, the board and the compensation committee will review and consider the voting results when making future decisions regarding our executive compensation program. Unless the board modifies its policy on the frequency of future "say on pay" votes, the next "say on pay" vote will be held at the 2013 annual meeting of shareholders.

Vote Required and Board Recommendation

The affirmative vote of the majority of votes cast is required to approve this advisory resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* THE ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION.

Ratification of Appointment of Independent Registered Public Accounting Firm (Proposal 3)

Description

The audit committee has appointed PricewaterhouseCoopers LLP ("PwC") as the company's independent registered public accounting firm for the year ending December 31, 2012. PwC has served as the independent registered public accounting firm of the company since 2002.

Although ratification of the appointment of PwC is not legally required, the board is asking the shareholders to ratify the appointment as a matter of good corporate governance. If the shareholders do not ratify the appointment, the audit committee will consider whether it is appropriate to select another independent registered public accounting firm in future years. Even if the shareholders ratify the appointment, the audit committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.

Representatives from PwC are expected to be present at the annual meeting, will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Fees of Independent Registered Public Accounting Firm

Aggregate fees for professional services delivered by PricewaterhouseCoopers LLP ("PwC"), the company's independent registered public accounting firm, for the fiscal years ended December 31, 2011 and 2010 were as follows:

Type of Fees	2011	2010
Audit Fees(1)	$ 575,000	$575,000
Audit-Related Fees(2)	$ 240,000	$ —
Tax Fees(3)	$ 210,000	$135,000
All Other Fees(4)	$ 1,500	$ 1,500
Total	$1,026,500	$711,500

(1) *Audit Fees* consist of the aggregate fees billed by PwC for the above fiscal years for professional services rendered by PwC for the integrated audit of the company's consolidated financial statements and the company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, for review of the company's interim consolidated quarterly financial statements included in the company's quarterly reports on Form 10-Q and services that are normally provided by PwC in connection with regulatory filings or engagements for the above fiscal years.

(2) *Audit-Related Fees* consist of the aggregate fees billed by PwC for 2011 for assurance and related services by PwC that were reasonably related to the performance of the audit or review of the company's financial statements and are not reported above under the caption "Audit Fees," and relate primarily to comfort letter and other procedures related to the company's 2011 offering of senior convertible notes and consultation concerning financial accounting and reporting standards.

(3) *Tax Fees* consist of the aggregate fees billed by PwC for the above fiscal years related to a foreign tax study and other technical advice related to foreign tax matters.

(4) *All Other Fees* consist of the aggregate fees billed by PwC for the above fiscal years for certain accounting research software purchased by the company from PwC.

Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee has adopted a policy that requires the committee to pre-approve all audit and non-audit services to be performed by the company's independent registered public accounting firm. Unless a service falls within a category of services that the audit committee already has pre-approved, an engagement to provide the service requires specific pre-approval by the audit committee. Also, proposed services exceeding pre-approved cost levels require specific pre-approval.

Consistent with the rules established by the SEC, proposed services to be provided by the company's independent registered public accounting firm are evaluated by grouping the services and associated fees under one of the following four categories: *Audit Services, Audit-Related Services, Tax Services* and *All Other Services.* All proposed services for the following year are discussed and pre-approved by the audit committee, generally at a meeting or meetings that take place during the October through December time period. In order to render approval, the audit committee has available a schedule of services and fees approved by category for the current year for reference, and specific details are provided.

The audit committee has delegated pre-approval authority to its chairman for cases where services must be expedited. In cases where the audit committee chairman pre-approves a service provided by the independent registered public accounting firm, the chairman is required to report the pre-approval decisions to the audit committee at its next scheduled meeting. The company's management periodically provides the audit committee with reports of all pre-approved services and related fees by category incurred during the current fiscal year, with forecasts of any additional services anticipated during the year.

All of the services performed by PwC related to fees disclosed above were pre-approved by the audit committee.

Vote Required and Board Recommendation

The affirmative vote of the majority of votes cast at the annual meeting is required to ratify the appointment of PwC as the company's independent registered public accounting firm for the year ending December 31, 2012.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2012.

REPORT OF THE AUDIT COMMITTEE

As more fully described in our charter, the audit committee oversees the company's financial reporting processes on behalf of the board. In fulfilling our oversight responsibilities, the audit committee has reviewed and discussed with management the company's audited consolidated financial statements for the year ended December 31, 2011, including a discussion of the acceptability and appropriateness of significant accounting principles and management's assessment of the effectiveness of the company's internal control over financial reporting. Management has represented to us that the company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and considered appropriate in the circumstances to present fairly the company's financial position, results of operations and cash flows. The audit committee has also reviewed and discussed with PwC, the company's independent registered public accounting firm, the matters required to be discussed with the independent registered public accounting firm under applicable Public Company Accounting Oversight Board ("PCAOB") standards.

The audit committee has also received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the accountant's communications with the audit committee concerning independence and has discussed with PwC their independence.

Based on the reviews and discussions with management and the independent registered public accounting firm referred to above, we recommended to the board that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2011 for filing with the SEC, and we retained PwC as the company's independent registered public accounting firm for the year ending December 31, 2012.

AUDIT COMMITTEE:

Edward B. Kamins, Chairman
John A. Kritzmacher
Jean F. Rankin

EXECUTIVE OFFICERS

Set forth below is certain information concerning our executive officers as of March 31, 2012:

Name	Age	Position
William J. Merritt	53	President and Chief Executive Officer
Scott A. McQuilkin	57	Chief Financial Officer
Richard J. Brezski	39	Vice President, Controller and Treasurer and Chief Accounting Officer
Gary D. Isaacs	52	Chief Administrative Officer
Mark A. Lemmo	54	Executive Vice President, Corporate Development
James J. Nolan	51	Executive Vice President, Research and Development
Janet M. Point	53	Executive Vice President, Investor Relations
Allen A. Proithis	47	Vice President, Business Development and Strategic Solutions
Lawrence F. Shay	53	Executive Vice President, Intellectual Property, and Chief Intellectual Property Counsel
Naresh H. Soni	53	Chief Technology Officer
Steven W. Sprecher	56	General Counsel and Secretary

There are no family relationships among the individuals serving as our directors or executive officers. Set forth below are the name, office and position held with our company and principal occupations and employment of each of our executive officers. Biographical information on Mr. Merritt is discussed under the caption "Election of Directors" above.

Richard J. Brezski is InterDigital's Vice President, Controller and Treasurer and Chief Accounting Officer, responsible for the company's internal and external financial reporting and analysis and tax, treasury and purchasing functions. Mr. Brezski joined the company as Director and Controller in May 2003. Mr. Brezski was promoted to Senior Director in July 2006 and in January 2007 was appointed Chief Accounting Officer. In January 2009, Mr. Brezski was promoted to Vice President, Controller and Chief Accounting Officer, and in March 2011 he was appointed Treasurer. Prior to joining InterDigital, Mr. Brezski served as an audit manager for PwC in its technology, information, communications and entertainment practice, where he provided business advisory and auditing services to product and service companies in the electronics, software and technology industries. Mr. Brezski earned a Bachelor of Science in Accountancy from Villanova University and an Executive Master of Business Administration from Hofstra University.

Gary D. Isaacs is InterDigital's Chief Administrative Officer, responsible for overseeing human resources, information systems technology and corporate services across all company locations. Mr. Isaacs joined InterDigital as Director of Human Resources in September 1998, after spending three years at RCN Corporation, a telecommunications company, where he was Vice President, Human Resources. He was promoted to Vice President of Human Resources of InterDigital in April 1999 and named Chief Administrative Officer in February 2007. Mr. Isaacs attended college at The University of Manchester in England as part of a select international communications program prior to graduating with a Bachelor of Arts in Journalism from Pennsylvania State University.

Mark A. Lemmo is InterDigital's Executive Vice President, Corporate Development, responsible for managing corporate initiatives through strategic investments and acquisitions that align with the company's technology roadmap. Mr. Lemmo has been with the company since 1987 and has led the establishment and growth of a number of key strategic relationships. Mr. Lemmo held the position of Executive Vice President, Business Development and Product Management, from April 2000 to April 2009. Mr. Lemmo was named Executive Vice President, Corporate Development, in April 2009, in connection with the company's decision to expand its technology development and licensing business and realign its SlimChip business. In March 2011, his title was revised to Executive Vice President, Corporate and Business Development, without a change in responsibilities. In March 2012, Mr. Lemmo's title was revised to Executive Vice President, Corporate

Development, reflecting a change in responsibilities to the primary focus of corporate development activities. Mr. Lemmo earned a Bachelor of Science in Electrical Engineering and a Bachelor of Arts in Psychology and Liberal Arts from Temple University.

Scott A. McQuilkin is the company's Chief Financial Officer, responsible for overseeing the organization's financial planning, accounting practices, corporate development and capital markets efforts. Mr. McQuilkin joined the company in July 2007. Mr. McQuilkin served as Chief Financial Officer for GHR Systems, Inc., a provider of lending technologies and related support services, from February 2000 to August 2006, when GHR Systems was acquired by Metavante Corporation, a provider of banking and payment technology solutions and a wholly owned subsidiary of Marshall & Ilsley Corporation, a diversified financial services company. GHR Systems became a subsidiary of Metavante Corporation known as Metavante Lending Solutions, a high growth technology firm providing business process automation to the financial services industry. Until joining InterDigital in 2007, Mr. McQuilkin served as Chief Financial Officer of Metavante Lending Solutions, where he was responsible for all financial activities, including accounting, budgeting/forecasting, capital planning, cash management, strategic planning, mergers and acquisitions, tax, purchasing and payables. Mr. McQuilkin earned a Master of Business Administration from The Wharton School and a Bachelor of Science from Pennsylvania State University.

James J. Nolan is InterDigital's Executive Vice President, Research and Development, responsible for directing the development of advanced wireless technologies, including the incubation of advanced wireless communications solutions and the evolution of standards-based technologies, and the company's participation in wireless standards bodies. Since joining the company in 1996, Mr. Nolan has held a variety of engineering and management positions, including serving as the company's senior engineering officer since May 2006. In February 2007, Mr. Nolan's title was revised to Executive Vice President, Engineering, without a change in responsibilities. Prior to leading the company's engineering organization, he led technology and product development of modems, protocol software and radio designs for multiple wireless standards. Mr. Nolan was named Executive Vice President, Research and Development, in April 2009, in connection with the company's decision to expand its technology development and licensing business and realign its SlimChip business. Mr. Nolan earned a Bachelor of Science in Electrical Engineering from the State University of New York at Buffalo, a Master of Science in Electrical Engineering from Polytechnic University and an Executive Master of Business Administration from Hofstra University.

Janet M. Point is InterDigital's Executive Vice President, Investor Relations, responsible for managing the company's relationship with the investment community. Ms. Point joined the company in January 2000 as Director of Investor Relations to manage and build the company's relationship with the institutional and individual investment communities. In January 2006, she was promoted to senior communications officer for the company, responsible for corporate communications, investor relations and marketing, and in February 2007 Ms. Point's title was revised to Executive Vice President, Communications and Investor Relations, without a change in responsibilities. In March 2012, Ms. Point's title was revised to Executive Vice President, Investor Relations, reflecting a change in her responsibilities to the primary focus of investor relations. Prior to joining InterDigital, she spent five years as Vice President of Investor Relations at Advanta Corporation, a specialty finance corporation. Ms. Point received her Master of Business Administration from the University of Michigan and her Bachelor of Arts in Economics and English from the University of Virginia.

Allen A. Proithis joined the company as Vice President, Business Development and Strategic Solutions in March 2012. He is responsible for establishing and developing strategic business relationships and identifying potential new business opportunities. Prior to joining the company, Mr. Proithis was at TE Connectivity Ltd., a global designer and manufacturer of products that connect and protect the flow of power and data inside products, from January 2011 to October 2011 where he served as Senior Director – Strategy & Business Development, Consumer Devices division, covering the mobile, consumer electronics and PC industries. While at TE, Mr. Proithis led a global team dedicated to strategy, mergers and acquisitions and strategic marketing, and was responsible for identifying new markets, channels and growth opportunities from product idea creation to execution. Before joining TE, Mr. Proithis was the Head of Strategy & Business Development for the Handheld business unit at Hewlett-Packard Company, a technology company with a portfolio that spans printing, personal computing, software, services and IT infrastructure, from 2008 to January 2011. In this role, he drove all strategic

initiatives for devices, software and services. Mr. Proithis had previously been the Director of Business Development in HP's Personal Systems Group from 2007 to 2008, during which time he was responsible for building a partnership program with major telecommunications companies. Prior to joining HP in 2004, Mr. Proithis was a Vice President with HB Associates, an executive search and management consulting firm. Earlier in his career, Mr. Proithis held a variety of management, sales and consulting roles at Computer Sciences Corporation, Convergys and Electronic Data Systems. Mr. Proithis earned a Bachelor's degree in Telecommunications from Pennsylvania State University.

Lawrence F. Shay is the company's Executive Vice President, Intellectual Property, and Chief Intellectual Property Counsel and President of InterDigital's patent holding subsidiaries. Mr. Shay is responsible for overseeing all activities pertaining to InterDigital's patent licensing business, including managing the company's intellectual property assets, negotiating and administering license agreements and supervising litigation relating to intellectual property rights. He joined InterDigital in November 2001 as Chief Legal Officer and served as Corporate Secretary from November 2001 to September 2004. In February 2007, Mr. Shay's title was revised to Chief Legal and Government Affairs Officer, without a change in responsibilities. Mr. Shay was appointed to his current position in January 2008. He previously served as General Counsel of U.S. Interactive, Inc., a multinational, publicly held Internet professional services corporation. From 1985 until 1999, Mr. Shay practiced corporate law with Dilworth Paxson LLP, a major Philadelphia law firm. Mr. Shay earned his Juris Doctor, with honors, from the Temple University School of Law and is a magna cum laude graduate of Saint Joseph's University, where he earned a Bachelor of Arts in Economics.

Naresh H. Soni joined the company as Vice President, Strategic Engineering, in July 2009 and was promoted to Chief Technology Officer in December 2009. He is responsible for the company's technology strategy and roadmap, new technology incubation, university and industry relationships and providing guidance on merger and acquisition opportunities. Prior to joining the company, in August 2008 Mr. Soni founded Exemplar Technologies, a consulting firm that provides innovative services and product development strategies to clients, and served as its Chief Executive Officer until June 2009. Previously, he served as Chief Technology Officer for Streamezzo, a venture-funded provider of interactive rich media solutions for some of the world's leading handset manufacturers and wireless operators, from December 2006 to July 2008, where he was responsible for Streamezzo's technology strategy, technology and product roadmap, product development, standards and research consortium relationships and providing guidance on merger and acquisition opportunities. Prior to that, he was Vice President of the Computing Architecture Research Lab at Nokia, Inc., a mobile technology company, from 2005 to 2006. Mr. Soni earned his Master of Science in Computer Engineering from the University of Texas, Austin, and a Bachelor of Science in Electrical Engineering from the University of Mumbai.

Steven W. Sprecher is InterDigital's General Counsel and Secretary, responsible for overseeing all activities pertaining to the company's legal and regulatory compliance issues. Mr. Sprecher joined the company in September 2007 as Deputy General Counsel, and he was promoted to General Counsel and Government Affairs Officer in March 2008. In September 2008, Mr. Sprecher was also appointed Secretary of the company. He previously served as Vice President, Legal, at Mindspeed Technologies, a semiconductor manufacturer, from April 2004 to August 2007, where he was responsible for managing all legal matters at the company, including the patent department. Before joining Mindspeed, he was Associate General Counsel for Business at Conexant Systems, Inc. (formerly known as Rockwell Semiconductor Systems, Inc.), a semiconductor manufacturer, from December 1999 to June 2003. Prior to his role at Conexant, Mr. Sprecher was Of Counsel at Gibson, Dunn & Crutcher LLP, a global law firm. Mr. Sprecher earned his Juris Doctor and Master of Business Administration from the University of California, Los Angeles, and a Bachelor of Science in Physics from the United States Naval Academy.

The company's executive officers are appointed to the offices set forth above to hold office until their successors are duly elected and qualified. Each executive officer is also an officer, with the same titles, of InterDigital Communications, LLC, a wholly owned subsidiary of the company.

EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on its review and discussions, has recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE:

Gilbert F. Amelio, Chairman
Edward B. Kamins
Jean F. Rankin

Compensation Discussion and Analysis

This Compensation Discussion and Analysis covers all material elements of the compensation awarded to, earned by or paid to the company's executive officers named in the Summary Compensation Table that follows (the "named executive officers"), focusing on the principles underlying the company's executive compensation policies and decisions. In this Compensation Discussion and Analysis, the term "compensation committee" refers to the compensation committee of the board of directors, and the terms "we" and "our" refer to the company.

Executive Summary

Compensation Objectives and Philosophy

The compensation and benefits provided to the company's executives generally have as their primary purpose the attraction, retention and motivation of talented individuals who will drive the successful execution of the company's strategic plan. Specifically, we:

- Attract talented leaders to serve as executive officers of the company by setting executive compensation amounts and program targets at competitive levels for comparable roles in the marketplace;
- Retain our executives by providing a balanced mix of current and long-term compensation; and
- Motivate our executives by "paying for performance," or rewarding individual performance and the accomplishment of corporate goals, as determined by the compensation committee, through the use of performance-based compensation.

Elements of Compensation

The elements of our executive compensation reflect a mix of current and long-term, cash and equity and time- and performance-based compensation. For 2011, the material elements of each executive's compensation included:

- Base salary;
- Short-term incentive plan ("STIP") award, paid in cash;
- Long-term compensation program ("LTCP") awards, which include time- and performance-based equity vehicles; and
- 401(k) matching contributions.

Fiscal 2011 Company Performance and Impact on Compensation

The company delivered a solid performance in 2011. Although the company's total revenue decreased to $301.7 million, a decrease of $92.8 million, or 24%, from the prior year, the company ended 2011 with a strong cash balance of $678 million, due in part to the company's successful senior convertible note offering in April

2011, and maintained a regular quarterly cash dividend in 2011. The decrease in revenue was primarily driven by a decrease in patent licensing royalties, due to the absence of fixed fee royalties from a large licensee whose agreement expired at the end of 2010 and a decrease in the amount of past sales revenue recognized in 2011 compared to 2010. These decreases were partially offset by an increase in per-unit royalties as a result of strong sales by licensees with concentrations in the smartphone market. We began 2011 with the intention to aggressively pursue new and renewed patent license agreements, which, if realized, could have generated additional patent licensing royalties. However, the strategic alternatives review process initiated by the board in July 2011 adversely affected the company's ability to enter into such agreements. Despite this challenge, we continued to deliver on other components of our strategy by contributing our patented or patentable inventions into the various wireless standards and entering into joint research and development relationships with strategic partners to advance our new technologies.

Our executive compensation decisions for 2011 reflect our pay-for-performance philosophy and take into account both the solid business results and the challenges posed by the strategic alternatives review process outlined above. The compensation committee approved a payout level of 84% of target for the achievement of corporate performance goals under the 2011 STIP, which recognized the executives' successes with respect to intellectual property rights ("IPR") and technology development as well as their steady management of the company through the strategic alternatives review process during the second half of 2011, but also acknowledged the failure to add or renew a patent license agreement with a top-tier handset manufacturer. Similarly, the compensation committee approved a payout level of 31% of target for the 2009-2012 cycle under the LTCP. This payout level corresponded to a combined achievement level of 83% of the two corporate performance goals under the LTCP cycle: (i) generate a specified amount of free cash flow over the cycle period and (ii) have under license, at cycle-end, handset manufacturers representing a specified target percentage of the worldwide 3G handset market. Actual results with respect to the cash flow goal were above target, but actual results with respect to the market share goal were below target. The compensation committee believes that these compensation decisions appropriately rewarded the executives for the company's overall performance in 2011 while recognizing the setback in the company's goal to derive revenue from new and renewed patent license agreements with the world's largest handset manufacturers.

Factors Considered in Setting Compensation Amounts and Targets

In establishing compensation amounts and program targets for executives, the compensation committee seeks to provide compensation that is competitive in light of current market conditions and industry practices. Accordingly, the compensation committee periodically reviews data on peer companies to gain perspective on the compensation levels and practices at these companies and to assess the relative competitiveness of the compensation paid to the company's executives. The peer group data thus guides the compensation committee in its efforts to set executive compensation levels and program targets at competitive levels for comparable roles in the marketplace. The compensation committee then takes into account other factors, such as the importance of each executive officer's role to the company, individual performance, current market survey data, retention concerns and relevant compensation trends in the marketplace, in making its final compensation determinations.

The compensation committee engaged Compensation Strategies, Inc. ("CSI") to assist it with the process of identifying peer group companies and gathering information on their executive compensation levels and practices. As part of the most recent market review conducted by CSI at the compensation committee's direction in June 2009, CSI identified a peer group for the company that included 20 companies from the technology/ communications industry sector, including several companies with patent licensing businesses. The peer group companies had annual revenues in 2008 ranging approximately from $140 million to $1.1 billion, with median revenue of approximately $513 million, compared to InterDigital's revenues of $228 million in 2008 ($302 million in 2011). The companies comprising the peer group were:

ADTRAN, Inc.	Avocent Corporation
Ciena Corporation	Comtech Telecommunications Corp.
DSP Group, Inc.	Harmonic Inc.
Infospace, Inc.	Openwave Systems Inc.
PMC-Sierra, Inc.	Polycom, Inc.
Powerwave Technologies, Inc.	Rambus Inc.
RF Micro Devices, Inc.	Rovi Corporation (f/k/a Macrovision Solutions Corporation)
Skyworks Solutions, Inc.	Sonus Networks, Inc.
Tekelec	Tessera Technologies, Inc.
TriQuint Semiconductor, Inc.	Viasat, Inc.

The compensation committee's general practice is to target the company's executive compensation amounts and opportunities at or near the median while considering other relevant factors, as discussed above, in order to attract and retain talented leaders to serve as executives of the company. In conducting its market review in 2009, CSI gathered available information about the levels and targets for the material compensation elements, and overall compensation, for comparable executive-level positions at the peer group companies and provided the compensation committee with this data. In 2010, CSI provided updated guidance to the compensation committee, including information on executive compensation trends generally. The compensation committee reviewed the peer group information and other information provided by CSI in connection with its compensation decisions for 2011. CSI did not provide any services to the company during 2011.

In March 2011, the compensation committee engaged Hay Group to replace CSI as the committee's independent compensation consultant and directed Hay Group to consider the company's compensation peer group companies and to conduct a market review of the company's executive compensation programs. In September 2011, Hay Group presented to the committee its initial report on executive compensation, and in December 2011, Hay Group presented to the committee a second report on executive compensation, which included a proposed revised peer group and contained publicly available information about the levels and targets for base salary, short-term incentive compensation and long-term incentive compensation, and overall compensation, for comparable executive-level positions at such peer group companies. The compensation committee reviewed this data, in conjunction with considering other factors, in connection with its compensation decisions for 2012. Hay Group did not provide any services to the company during 2011 other than the executive compensation consulting services described above.

Factors Considered in Establishing Goals and Determining Payouts

In order to motivate executives to drive the execution of the company's strategic plan and achieve specific organizational and financial results, the compensation committee has a "pay for performance" philosophy and uses performance-based compensation (such as the STIP and the LTCP) to reward individual performance and the accomplishment of corporate goals, as determined by the compensation committee. Corporate goals are generally structured to challenge and motivate executives, so that reasonable "stretch" performances would yield a payout at or about 100% of target.

In determining payouts to the named executive officers under the STIP and the LTCP, the compensation committee considers the company's performance relative to the established corporate goals. In the case of the STIP, the compensation committee also considers the individual performance of the named executive officer. As

more fully described below, 75% of an STIP award paid to an executive is based on the achievement of corporate goals, and the remaining 25% is based on individual performance. Under the current LTCP as more fully described below, 75% of an executive's LTCP award is based on the achievement of corporate goals, and the remaining 25% consists of time-based RSUs. The compensation committee has, and from time to time may, exercise discretion and judgment as to the company's achievement of one or more established goals and thereby adjust, upward or downward, payouts under the STIP or the LTCP.

Role of Executive Officers in Determining Executive Compensation

The compensation committee determines the composition, structure and amount of all executive officer compensation and has final authority with respect to these compensation decisions. As part of the annual performance and compensation review for executive officers other than the chief executive officer, the committee considers the chief executive officer's assessment of the other executive officers' individual performances, including the identification of major individual accomplishments and any other recommendations of the chief executive officer with respect to their compensation. The chief executive officer also reports to the compensation committee on the company's achievement of objectively measurable goals established under performance-based programs and provides his assessment of the company's performance with respect to subjectively measured goals. From time to time, the compensation committee receives information from other executive officers, such as the chief administrative officer and the general counsel, about matters such as compensation trends and changes in the law that could affect the company's compensation programs.

Results from 2011 Shareholder Advisory Vote on Executive Compensation

At the 2011 annual meeting of shareholders, we held our first advisory vote to approve executive compensation, commonly known as "say on pay." Over 93% of the votes cast approved the compensation of the company's named executive officers as disclosed in our 2011 proxy statement. Although the vote was advisory, the compensation committee considered the voting results in evaluating our executive compensation programs and determined to maintain the objectives, specific components, design and implementation of the programs.

Current Compensation

Base Salary

Base salary is the fixed element of an executive's current cash compensation, which the company chooses to pay because it affords each executive the baseline financial security necessary for the executive to focus on his or her day-to-day responsibilities. Base salaries for the executives are set at competitive levels to attract and retain highly qualified and talented leaders. The compensation committee reviews and approves base salaries for the executives annually and generally considers factors such as competitiveness with peer group data, the executive's performance during the prior year, the importance of each executive's role to the company and any change in the scope of the executive's responsibilities within the company. In order to maintain market competitiveness, the compensation committee may also consider more current information in market data surveys relating to salaries paid to similarly situated executives and changes in the Consumer Price Index.

2011 salary adjustments for our named executive officers were based on consideration of each executive officer's position, scope of responsibility and importance to the company and his performance during 2010, as well as a review of the peer group data and a comparison of each executive officer's total compensation against that of the other executive officers. Salary increases for 2011 ranged from 2% to 10% for the named executive officers. Mr. Merritt received a salary increase of 10% due to his performance during 2010. Mr. Shay, who oversees the company's patent licensing business, received a salary increase of 7%, to recognize the importance of his role to the company and his scope of responsibility. Mr. Nolan, who is responsible for the company's research and development activities, received a salary increase of 5.5%, reflecting his performance during 2010. Mr. McQuilkin received a salary increase of 5%, in anticipation of the expansion of the scope of his responsibilities in 2011, including management of additional staff functions. Mr. Lemmo received a smaller salary increase of 2% to maintain a consistent correlation between his salary, that of the other executive officers and the importance of his role to the company.

Short-Term Incentive Plan

The STIP is designed to reward the achievement of corporate goals and the individual accomplishments of the executives during each fiscal year. 75% of an STIP award paid to an executive is based on the achievement of corporate goals, and the remaining 25% is based on the individual performance of the executive. The targeted STIP award for each of the company's executives is set as a percentage of annual base salary. For 2011, the targets were 80% of salary for Mr. Merritt, 55% of salary for Messrs. McQuilkin and Shay and 45% of salary for Messrs. Lemmo and Nolan. These target percentages were set at or near the median of the peer group data and are also intended to reflect the importance of each executive's role to the company. In addition, the target percentages also reflected an increase of five percentage points over 2010, consistent with increases for all employees, as part of the compensation committee's determination to increase the company's use of performance-based compensation, such as the STIP, relative to time-based compensation.

For 2011, the goals established by the compensation committee under the STIP involved securing additional patent licensees and revenue, furthering corporate development, limiting cash spending, enhancing the company's intellectual property portfolio, engaging new customers or strategic partners to further the development of new wireless technologies, protecting the company's business model and improving the company's brand. The specific goals, and the relative weights assigned to each, were as follows:

2011 STIP Performance Goal	Description	Target Weight
Objectively Measurable Goals:		**50%**
Reported Revenue	Generate a specified dollar amount of normalized cash receipts to attain between 80% and 200% of the designated target weight percentage	(20)%
Top-tier handset manufacturer licensing	The number of top-tier handset manufacturers (defined as seven specified large handset manufacturers) licensed or renewed during the year corresponds to the attainment of 0% to 200% of the designated target weight percentage	(15)%
Customer/partner engagement for new technology development	The number of meaningful joint research and development or licensing arrangements for new wireless technologies entered into with strategic partners or customers corresponds to the attainment of 0% to 200% of the designated target weight percentage	(5)%
IPR creation	Generate or identify certain numbers of patented or patentable contributions and gain acceptance of such inventions into approved and proposed wireless standards to attain the designated target weight percentage	(5)%
Cash spending	Excluding certain specified costs, hold cash spending below specified dollar amount to attain between 0% and 150% of the designated target weight percentage	(5)%
Subjectively Measured Goals:		**50%**
Business model protection	Maintain active and effective lobbying effort regarding patent reform to attain the designated target weight percentage	(5)%
Branding	Implement comprehensive program to further improve the company's brand to attain the designated target weight percentage	(10)%
Corporate Development	Build deep pipeline of corporate development transactions and close on a certain number of transactions to attain the designated target weight percentage	(10)%
Compensation committee discretion	At the compensation committee's sole discretion after considering the company's overall performance during 2011, which corresponds to the attainment of the designated target weight percentage	(25)%
TOTAL		**100%**

The annual corporate goals are generally structured to challenge and motivate executives, so that reasonable "stretch" performances would collectively yield a payout at or about 100% of target. The payout under the portion of an STIP award attributable to corporate performance may range from 0% to 200% of the targeted

amount for such portion. Historically, the company has posted performance results that collectively yielded payout levels of 84% with respect to the 2010 annual corporate goals, 75% with respect to the 2009 annual corporate goals, 100% with respect to the 2008 annual corporate goals, 83% with respect to the 2007 annual corporate goals and 52.5% with respect to the 2006 annual corporate goals. At the end of 2011, the chief executive officer reported to the compensation committee on the company's achievement of the objectively measurable goals and provided his assessment of the company's performance with respect to the subjectively measured goals for the year. The company's results with respect to the following goals were at or above target: customer/partner engagement for new technology development, IPR creation, cash spending, business model protection and branding, but the results with respect to the revenue, licensing and corporate development goals were below target. The compensation committee considered the chief executive officer's report and assessment, noting that, although the company had failed to meet its objectives regarding the entry into new or renewed license agreements with top-tier handset manufacturers, the generation of cash receipts and the development and consummation of corporate development transactions, the company's ability to achieve these goals had been adversely affected by the strategic alternatives review process in the second half of the year. Following consideration of the performance results, the compensation committee, exercising its discretion, determined that the company achieved, in the aggregate, 84% of the 2011 annual corporate goals, corresponding to a payout level of 84% of target.

In determining the STIP award to the chief executive officer for 2011, the compensation committee considered the recommendation of the chairman of the board, who is the primary liaison between the chief executive officer and the full board of directors, and reviewed the individual performance of the chief executive officer in 2011. For the other named executive officers, the compensation committee reviewed the performance assessments provided by the chief executive officer and also considered its own direct interactions with each named executive officer. As noted above, 75% of an STIP award paid to a named executive officer is based on the achievement of corporate goals, and the remaining 25% is based on individual performance. The payout under the portion of an STIP award attributable to individual performance may range from 0% to 150% of the targeted amount for such portion, depending upon the individual's performance assessment. The STIP awards for 2011 paid to the named executive officers in 2012 were entirely in cash. The Grants of Plan-Based Awards Table below reports the target and maximum potential bonus amounts for each named executive officer for 2011 under the STIP, and the Summary Compensation Table below reports the amounts actually earned by the named executive officers for 2011 under the STIP.

Savings and Protection (401(k)) Plan

The company's Savings and Protection Plan ("401(k) Plan") is a tax-qualified retirement savings plan pursuant to which employees, including executives, are able to contribute the lesser of 100% of their annual base salary or the annual limit prescribed by the Internal Revenue Service ("IRS") on a pre-tax basis. The company provides a 50% matching contribution on the first 6% of an employee's salary contributed to the 401(k) plan, up to the cap mandated by the IRS. The company offers this benefit to encourage employees to save for retirement and to provide a tax-advantaged means for doing so.

Long-Term Compensation

The LTCP, which consists of both time-based and performance-based compensation, is designed to enhance retention efforts by incentivizing executives to remain with the company to drive the company's long-term strategic plan. The performance-based components of the LTCP also motivate manager-level participants, including executives, by rewarding the accomplishment of long-term corporate goals, as determined by the compensation committee.

The LTCP generally consists of overlapping three-year cycles that start on January 1st of each year. The following chart illustrates the periods of each cycle that has commenced on or after January 1, 2009 under the LTCP:

	2009	2010	2011	2012	2013	2014
RSU Cycle 4 (2009-2012)						
Cycle 5 (2010-2013)						
Cycle 6 (2011-2014)						
Cycle 7 (2012-2015)						

In late 2010, the compensation committee approved certain changes to the structure of the LTCP in order to provide the compensation committee with flexibility to adapt to changing market compensation practices and minimize the erratic accounting expense patterns for the company that resulted from the previous structure. Effective beginning with the 2010-2013 cycle, all manager-level LTCP participants, including executives, receive a portion of their LTCP participation in the form of time-based RSUs. The remainder of their LTCP participation consists of performance-based awards granted under the long-term incentive plan ("LTIP") component of the LTCP, as more fully described below.

Each LTCP participant's target award for each cycle is established as a percentage of his or her base salary. Participants may earn a pro-rata portion of their awards under the LTCP in the event of death, disability or retirement or if the company terminates their employment without cause. Participants also may earn their full awards in the event of a change in control of the company, as defined under the LTCP.

Cycle 6 (2011-2014)

For the cycle that began on January 1, 2011 and runs to January 1, 2014 ("Cycle 6"), each named executive officer received 25% of his LTCP participation in the form of time-based RSUs that vest in full on the third anniversary of the grant date, or at the end of the cycle. Unvested time-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest. The remaining 75% of his LTCP participation for the cycle consists of an LTIP award paid based on the company's achievement during the cycle period of a pre-approved goal established by the compensation committee.

The percentages of January 1, 2011 base salaries used to calculate the LTCP awards to the named executive officers under Cycle 6 were as follows. Such percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company. In addition, effective January 1, 2011, the compensation committee increased Mr. Merritt's LTCP target percentage from 120% to 125% after consulting the peer group data and in order to maintain competitiveness with respect to compensation for comparable roles in the marketplace. Following the adjustment, Mr. Merritt's target long-term incentive compensation was closer to the median of the target long-term incentive compensation of CEOs in the peer group.

Named Executive Officer	Percentage of Base Salary
William J. Merritt	125%
Scott A. McQuilkin	100%
Mark A. Lemmo	90%
James J. Nolan	90%
Lawrence F. Shay	100%

The objectives underlying the goal established for the LTIP awards under Cycle 6 are to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goal associated with Cycle 6 is to generate a specified amount of free cash flow over the period of the cycle.

The 2011-2014 Cycle goal is designed to challenge and motivate management to achieve a result that yields a payout at or about 100% of target for the LTIP component of the LTCP. 100% achievement of the corporate goal results in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by 2.5 percentage points, with a threshold payout of 50% of

target and a maximum payout of 200% of target. Accordingly, for performance that falls below 80% achievement, no payout would occur under the LTIP awards. Historically, the company has achieved results that yielded payouts at 31% of target (for RSU Cycle 4), 86% of target (for Cash Cycle 3, which ran from January 1, 2008 through December 31, 2010), 20% of target (for RSU Cycle 2, which ran from January 1, 2005 to January 1, 2008), 175% of target (for Cash Cycle 2a, which ran from July 1, 2005 through December 31, 2008), 50% of target (for Cash Cycle 2, which ran from January 1, 2005 through June 30, 2005) and 102.5% of target (for Cash Cycle 1, which ran from April 1, 2004 to January 1, 2006), or no payout at all (for RSU Cycle 3, which ran from January 1, 2007 to January 1, 2010). The LTIP awards granted under Cycle 6 may be paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common or restricted stock or stock options or any combination thereof. This flexibility helps to enhance the compensation committee's capabilities to adapt to changing market compensation practices and minimize erratic accounting expense patterns for the company.

Cycle 5 (2010-2013)

For the cycle that began on January 1, 2010 and runs to January 1, 2013 ("Cycle 5"), each named executive officer received 25% of his LTCP participation in the form of time-based RSUs that vest in full on the third anniversary of the grant date, or at the end of the cycle. Unvested time-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest. The remaining 75% of his LTCP participation for Cycle 5 consists of an LTIP award paid based on the company's achievement during the cycle period of a pre-approved goal established by the compensation committee.

The percentages of January 1, 2010 base salaries used to calculate the LTCP awards to the named executive officers under Cycle 5 were as follows. Such percentages are intended to reflect the relative influence and importance of each named executive officer's role within the company.

Named Executive Officer	Percentage of Base Salary
William J. Merritt	120%
Scott A. McQuilkin	100%
Mark A. Lemmo	90%
James J. Nolan	90%
Lawrence F. Shay	100%

The objectives underlying the goal established for the LTIP awards under Cycle 5 are to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goal associated with Cycle 5 is to generate a specified amount of free cash flow over the period of the cycle.

The 2010-2013 Cycle goal is designed to challenge and motivate management to achieve a result that yields a payout at or about 100% of target for the LTIP component of the LTCP. 100% achievement of the corporate goal results in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by 2.5 percentage points, with a threshold payout of 50% of target and a maximum payout of 200% of target. Accordingly, for performance that falls below 80% achievement, no payout would occur under the LTIP awards. Historically, the company has achieved results that yielded payouts at 31% of target (for RSU Cycle 4), 86% of target (for Cash Cycle 3, which ran from January 1, 2008 through December 31, 2010), 20% of target (for RSU Cycle 2, which ran from January 1, 2005 to January 1, 2008), 175% of target (for Cash Cycle 2a, which ran from July 1, 2005 through December 31, 2008), 50% of target (for Cash Cycle 2, which ran from January 1, 2005 through June 30, 2005) and 102.5% of target (for Cash Cycle 1, which ran from April 1, 2004 to January 1, 2006), or no payout at all (for RSU Cycle 3, which ran from January 1, 2007 to January 1, 2010). The LTIP awards granted under Cycle 5 may be paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common or restricted stock or stock options or any combination thereof. This flexibility helps to enhance the compensation committee's capabilities to adapt to changing market compensation practices and minimize the erratic accounting expense patterns for the company.

RSU Cycle 4 (2009-2012)

For the cycle that began on January 1, 2009 and ran to January 1, 2012 ("RSU Cycle 4"), each named executive officer received 50% of his LTCP participation in the form of time-based RSUs that vested in full on the third anniversary of the grant date, or at the end of the cycle. The remaining 50% of his LTCP participation for RSU Cycle 4 consisted of performance-based RSUs that vested at the end of the cycle depending on the company's achievement during the cycle period of pre-approved goals established by the compensation committee. Unvested time-based and performance-based RSUs accrue dividend equivalents, which were paid in the form of additional shares of stock at the time, and only to the extent, that the awards vested.

The percentages of January 1, 2009 base salaries used to calculate the LTCP awards to the named executive officers under RSU Cycle 4 were as follows.

Named Executive Officer	Percentage of Base Salary
William J. Merritt	120%
Scott A. McQuilkin	100%
Mark A. Lemmo	90%
James J. Nolan	90%
Lawrence F. Shay	100%

The objectives underlying the goals established for the performance-based RSUs granted under RSU Cycle 4 were to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goals associated with the performance-based RSUs granted under RSU Cycle 4 were to: (i) generate a specified amount of free cash flow over the cycle period and (ii) have under license, at cycle-end, handset manufacturers representing a specified target percentage of the worldwide 3G handset market.

The 2009-2012 Cycle goals were structured to challenge and motivate management to achieve results that collectively yield a payout at or about 100% of target. 100% achievement of the corporate goals set by the compensation committee would have resulted in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount was adjusted by four percentage points, with a threshold payout of 20% of target and a maximum payout of 300% of target. After reviewing the company's progress toward these goals as of December 31, 2011, the compensation committee determined the company's aggregate goal achievement under RSU Cycle 4 to be 83% and authorized payouts of the performance-based RSU awards at the 31% level. The company's results with respect to the cash flow goal were above target, but the results with respect to the market share goal were below target.

Grant Practices

RSU awards under the LTCP are typically granted on the first day of each cycle or, if the participant joined the company during the first two years of a cycle or was promoted during the first six months of a cycle, his or her date of hire or promotion, respectively. The terms and conditions of the LTCP provide that RSU grant values are calculated as a target percentage of the participant's base salary at either the beginning of the cycle or the date of hire or promotion, as applicable. This amount is then divided by the fair market value of the company's common stock on the grant date to determine the number of RSUs to be granted. For example, if a participant's total target LTCP award value is equal to 90% of his or her base salary of $250,000 (i.e., $225,000), and 25% of that target award (i.e., $56,250) is in the form of time-based RSUs, and the closing fair market value of our common stock on the grant date is $30, the participant would automatically be granted 1,875 RSUs. The compensation committee believes that the procedures described above provide assurance that the grant timing does not take advantage of material nonpublic information.

From time to time, the compensation committee may, in its sole discretion, grant additional equity awards to executives, including the named executive officers, outside of the LTCP and the other compensation programs described above. In approving such awards, the compensation committee may consider the specific circumstances of the grantee, including, but not limited to, promotion, expansion of responsibilities, exceptional achievement recognition and retention concerns. The compensation committee did not grant any equity awards outside of the LTCP to the named executive officers in 2011.

Impact of Tax Treatment

Section 162(m) of the Internal Revenue Code generally limits the company's tax deduction for compensation paid to its chief executive officer and other named executive officers (other than the chief financial officer) to $1 million per person in any tax year. Qualified performance-based compensation is not subject to the deduction limit if specified requirements are met. The compensation committee has considered the effects of Section 162(m) when implementing compensation plans and taken into account whether preserving the tax deductibility of compensation paid to named executive officers could impair the operation and effectiveness of the company's compensation programs. The compensation committee believes it is important to maintain flexibility to make adjustments to the company's LTCP, despite the fact that certain amounts paid to executives in excess of $1 million may not be deductible.

Stock Ownership Guidelines

To align further the interests of our executives with those of our shareholders, the company has established executive stock ownership guidelines. The chief executive officer's target ownership level is an amount of company common stock with a value of at least five times his current annual base salary. The other named executive officers are expected to own company stock with a value of at least a multiple of two (Messrs. Lemmo and Nolan) or three (Messrs. McQuilkin and Shay) times their current annual base salary. Qualifying stock includes shares of common stock held outright or through the company's 401(k) plan, restricted stock and, on a pre-tax basis, unvested time-based RSUs. Any executive who has not reached or fails to maintain his or her target ownership level must retain at least 50% of any after-tax shares derived from vested RSUs or exercised options until his or her guideline is met. An executive may not make any disposition of shares that results in his or her holdings falling below the target level without the express approval of the compensation committee. As of March 31, 2012, all of the named executive officers had reached their target ownership levels.

Prohibition Against Hedging Company Stock

The company's insider trading policy prohibits directors, officers, employees and consultants of the company from engaging in any hedging transactions involving company stock.

Employment Agreements

The company has entered into employment agreements with each of the named executive officers that provide severance payments and benefits in the event of termination of employment under specified circumstances, including termination of the named executive officer's employment within one year after a change of control of the company, as defined in the employment agreement. Severance payments and benefits provided under the employment agreements are used to attract and retain executives in a competitive industry that has experienced ongoing consolidation and to ease an individual's transition in the event of an unexpected termination of employment due to changes in the company's needs. Information regarding the nature and circumstances of payouts upon termination is provided below under the heading "Potential Payments upon Termination or Change in Control."

Compensation-Related Risk Assessment

We have assessed our employee compensation policies and practices and determined that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. In reaching this conclusion, senior members of the company's legal department considered all components of our compensation program and assessed any associated risks. In connection with the company's ERM efforts, our performance-based compensation elements, such as the STIP and the performance-based LTIP awards under the LTCP, were identified by members of the company's legal, human resources and corporate compliance departments as program features that could potentially lead to increased risk-taking by company executives or employees. Senior officers involved in the company's ERM efforts, which include the director of corporate compliance, the general counsel and the chief administrative officer, then considered the various strategies and measures employed by the company that mitigate such risk, including: (i) the overall balance achieved through our use of a mix of cash and equity, annual and long-term incentives and time- and

performance-based compensation; (ii) our use of multi-year vesting periods for equity grants; (iii) limits on the maximum goal achievement levels and overall payout amounts under the STIP and LTIP awards; (iv) the company's adoption of and adherence to various compliance programs, including a code of ethics, a contract review and approval process and signature authority policy and a system of internal controls and procedures; and (v) the oversight exercised by the compensation committee over the performance metrics and results under the STIP and the LTCP. Based on the assessment described above, senior members of the company's legal department concluded that any risks associated with our compensation policies and practices were not reasonably likely to have a material adverse effect on the company, and this conclusion was reviewed with the compensation committee.

Summary Compensation Table

The following table contains information concerning compensation awarded to, earned by or paid to our named executive officers in the last three years. Our named executive officers include our chief executive officer, chief financial officer and our three other most highly compensated executive officers who were serving as executive officers of the company at December 31, 2011. Additional information regarding the items reflected in each column follows the table.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
William J. Merritt	2011	550,000	171,890	469,700	8,040	1,199,630
President and Chief	2010	500,000	175,720	926,500	8,040	1,610,260
Executive Officer	2009	500,000	737,500	323,438	11,715	1,572,653
Scott A. McQuilkin	2011	322,900	80,740	158,504	8,640	570,784
Chief Financial Officer	2010	307,500	266,268	366,894	8,640	949,302
	2009	307,500	472,500	128,765	12,315	921,080
Mark A. Lemmo	2011	322,900	72,662	124,235	7,293	527,090
Executive Vice President,	2010	316,500	96,934	373,162	8,040	794,636
Corporate Development	2009	316,500	312,350	102,863	11,715	743,428
James J. Nolan	2011	281,700	63,376	117,891	8,040	471,007
Executive Vice President,	2010	267,000	211,795	293,118	8,040	779,953
Research & Development	2009	267,000	350,300	90,780	11,475	719,555
Lawrence F. Shay	2011	351,900	87,985	175,159	8,040	623,084
Executive Vice President,	2010	328,900	233,944	458,533	8,040	1,029,417
Intellectual Property, and	2009	328,900	576,400	137,727	11,715	1,054,742
Chief Intellectual Property Counsel						

(1) Amounts reported reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for RSUs and restricted stock awards granted during the designated fiscal year. The assumptions used in valuing these awards are incorporated by reference to Notes 2 and 9 to our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2011. Under generally accepted accounting principles, compensation expense with respect to stock awards granted to our employees and directors is generally equal to the grant date fair value of the awards and is recognized over the vesting periods applicable to the awards.

(2) Amounts reported for fiscal 2011 include the value of bonuses earned under the company's STIP. Amounts reported for fiscal 2010 include the value of bonuses earned under the company's STIP and payouts earned pursuant to Cash Cycle 3 under the LTCP (which cycle began on January 1, 2008 and ran through December 31, 2010). Amounts reported for fiscal 2009 represent the value of bonuses earned under the STIP.

(3) The following table details each component of the "All Other Compensation" column in the Summary Compensation Table for fiscal 2011:

Named Executive Officer	401(k) Plan Matching Contributions ($)(a)	Life Insurance Premiums ($)(b)	Total ($)
William J. Merritt	7,350	690	8,040
Scott A. McQuilkin	7,350	1,290	8,640
Mark A. Lemmo	6,603	690	7,293
James J. Nolan	7,350	690	8,040
Lawrence F. Shay	7,350	690	8,040

(a) Amounts reported represent company matching contributions to all employees, including the named executive officers, on 50% of the first 6% of the employee's salary contributed to the 401(k) plan in fiscal 2011, up to the maximum amount permitted by the IRS.

(b) Amounts reported represent premium amounts paid by the company for group term life insurance for the benefit of each named executive officer.

Grants of Plan-Based Awards in 2011

The following table summarizes the grants of LTIP awards (LTIP) under Cycle 6 of the LTCP, cash awards under the STIP, and time-based RSU awards (TRSU) under Cycle 6 of the LTCP , each made to the named executive officers during the year ended December 31, 2011. Each of these types of awards is discussed in the Compensation Discussion and Analysis above.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards				
Name	Type of Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock Awards ($)(1)
William J. Merritt	STIP(2)		—	440,000	825,000		
	LTIP(3)		257,813	515,625	1,031,250		
	TRSU	1/1/2011				4,128	171,890
Scott A. McQuilkin	STIP(2)		—	177,595	332,991		
	LTIP(3)		121,088	242,175	484,350		
	TRSU	1/1/2011				1,939	80,740
Mark A. Lemmo	STIP(2)		—	145,305	272,447		
	LTIP(3)		108,979	217,958	435,915		
	TRSU	1/1/2011				1,745	72,662
James J. Nolan	STIP(2)		—	126,765	237,684		
	LTIP(3)		95,074	190,148	380,295		
	TRSU	1/1/2011				1,522	63,376
Lawrence F. Shay	STIP(2)		—	193,545	362,897		
	LTIP(3)		131,963	263,925	527,850		
	TRSU	1/1/2011				2,113	87,985

(1) Grant date fair value of RSUs is determined in accordance with FASB ASC Topic 718. Additional information relating to assumptions used in determining such values is incorporated by reference to Notes 2 and 9 to the consolidated financial statements set forth in the company's annual report on Form 10-K for the year ended December 31, 2011.

(2) Amounts reported represent the potential target and maximum performance-based incentive cash payments the named executive officer could have earned pursuant to the STIP for fiscal 2011. These payments could have ranged from $0 to the maximum amount indicated. The STIP for fiscal 2011 did not provide for a

threshold payment amount. The actual amount earned for fiscal 2011, which was paid in 2012 and is reported in the Summary Compensation Table above, was based on the company's achievement of the 2011 corporate goals established by the compensation committee in June 2011 and the individual performance of the named executive officer during 2011.

(3) Amounts reported represent the potential threshold, target and maximum performance-based payments the named executive officer could earn pursuant to his LTIP award under Cycle 6 of the LTCP, which may be paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common or restricted stock or stock options or any combination thereof.

Outstanding Equity Awards at 2011 Fiscal Year End

The following table sets forth information concerning unexercised options, unvested stock and outstanding equity incentive plan awards of the named executive officers as of December 31, 2011.

		Option Awards(1)			Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
William J. Merritt	1/01/09				10,993	479,008		
	1/01/09						10,993	479,008
	11/01/10				4,587	199,876		
	1/01/11				4,160	181,258		
Scott A. McQuilkin	1/01/09				5,634	245,498		
	1/01/09						5,634	245,498
	1/01/10(6)				1,007	43,909		
	11/01/10				2,351	102,441		
	12/30/10(6)				672	29,288		
	1/01/11				1,954	85,140		
Mark A. Lemmo	1/01/09				5,219	227,407		
	1/01/09						5,219	227,407
	11/01/10				2,177	94,888		
	1/01/11				1,758	76,622		
James J. Nolan	12/18/02	2,250	15.34	12/18/12				
	1/01/09				4,403	191,840		
	1/01/09						4,403	191,840
	11/01/10				1,837	80,047		
	12/30/10(6)				1,007	43,909		
	1/01/11				1,533	66,830		
Lawrence F. Shay	1/01/09				6,026	262,578		
	1/01/09						6,026	262,578
	11/01/10				2,514	109,554		
	12/30/10(6)				1,007	43,909		
	1/01/11				2,129	92,781		

(1) In 2006, the company ceased awarding stock options. As of December 31, 2011, all reported option awards were fully vested and exercisable.

(2) Amounts reported represent awards of time-based RSUs (including dividend equivalents accrued). All awards made on January 1, 2009 and reported in this column were time-based RSUs granted pursuant to RSU

Cycle 4 under the LTCP and vested in full on January 1, 2012. All awards made on November 1, 2010 are time-based RSUs granted pursuant to Cycle 5 under the LTCP and are scheduled to vest in full on January 1, 2013. All awards made on January 1, 2011 are time-based RSUs granted pursuant to Cycle 6 under the LTCP and are scheduled to vest in full on January 1, 2014.

(3) Values reported were determined by multiplying the number of unvested time-based RSUs by $43.57, the closing price of our common stock on December 30, 2011, the last trading day in 2011 (plus cash in lieu of a fractional share).

(4) Amounts reported were based on target performance measures and represent awards of performance-based RSUs made pursuant to the LTCP (including dividend equivalents accrued). All awards were granted under RSU Cycle 4 and were scheduled to vest in full on January 1, 2012 provided that the compensation committee determined that at least the threshold level of performance was achieved with respect to the goals associated with the cycle. As described in "Compensation Discussion and Analysis," the compensation committee determined that an achievement level of 83% had been met with respect to the goals, resulting in a payout of 31% of the target performance-based RSUs awards (plus the proportionate number of dividend equivalents accrued) on January 1, 2012.

(5) Values reported were based on target performance measures and determined by multiplying the number of unvested performance-based RSUs by $43.57, the closing price of our common stock on December 30, 2011, the last trading day in 2011 (plus cash in lieu of a fractional share).

(6) Award constitutes a discretionary grant scheduled to vest annually, in three equal installments, beginning on the grant date.

Option Exercises and Stock Vested in 2011

The following table sets forth information, on an aggregated basis, concerning stock options exercised and stock awards vested during 2011 for the named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
William J. Merritt	—	—	1,334	55,548
Scott A. McQuilkin	—	—	5,006	209,755
Mark A. Lemmo	—	—	—	—
James J. Nolan	—	—	3,007	127,189
Lawrence F. Shay	—	—	3,674	154,963

(1) Includes dividend equivalents accrued and paid out in additional shares of common stock upon the vesting of the underlying awards.

(2) Amounts reported represent the total pre-tax value realized upon the vesting of RSUs (number of shares vested times the closing price of our common stock on the vesting date) plus cash in lieu of a fractional share.

Potential Payments upon Termination or Change in Control

Named Executive Officer Employment Agreements

Each of the named executive officers has entered into an employment agreement and is party to various other arrangements with the company that provides severance pay and benefits, among other things, in certain events of termination of employment, as described below.

Pursuant to the terms of the LTCP, if the named executive officer's employment terminates in the event of long-term disability, death, retirement or absenteeism or is terminated by the company without cause (each as described below), the named executive officer would be entitled to pro-rata vesting of all time-based RSUs. If the named executive officer's employment terminates for any reason during the first year of an LTCP cycle, the

named executive officer forfeits eligibility to receive any LTIP payout, including, if applicable, all performance-based RSUs, under that cycle. If, however, the named executive officer's employment terminates during the second or third year of a cycle in the event of long-term disability, death, retirement or absenteeism or is terminated by the company without cause, the named executive officer would be eligible to earn a pro-rata portion of the LTIP award, including any performance-based RSUs under that cycle. Pursuant to the terms of the STIP, which require an employee to be working actively at the time of the payout (unless involuntarily terminated other than for intentional wrongdoing after the end of the plan year, but before the bonus is paid), the named executive officer would not be eligible to receive a bonus under the plan, with the exception of Mr. Shay, who is entitled to receive an amount equal to 100% of his target bonus in the event of his termination following a change in control of the company. Any rights that the named executive officers have under these plans in connection with other termination scenarios are discussed below in connection with the relevant scenario.

Termination for Long-Term Disability

The company may terminate the employment of a named executive officer in the event of his long-term disability (as that term is defined in our Long-term Disability Plan), such that he is not otherwise qualified to perform the essential functions of his job either with or without reasonable accommodation. In the event the named executive officer's employment terminates due to a long-term disability, the named executive officer is entitled to receive:

- All accrued but unpaid (as of the date of termination) base salary; and
- Other forms of compensation and bonus payable or provided in accordance with the terms of any then existing compensation, bonus or benefit plan or arrangement, including payments prescribed under any disability or life insurance plan or arrangement ("Other Compensation").

Messrs. Merritt and Lemmo are also entitled to receive benefits that are provided to our similarly situated executive officers, including, without limitation, medical and dental coverage, optional 401(k) participation and expense reimbursement ("Benefits"). In addition, provided that Mr. Merritt or Mr. Lemmo executes our standard termination letter, which includes, among other things, a broad release of all claims against us and a reiteration of confidentiality and other post-termination obligations (a "Termination Letter"), each is entitled to receive, for a period of 18 months (in the case of Mr. Merritt) or one year (in the case of Mr. Lemmo) following termination: (i) regular installments of his base salary at the rate in effect at the time of termination, reduced by the amount of payments received for this period pursuant to any Social Security entitlement or any long-term disability or any other employee benefit plan, policy or program maintained to provide benefits in the event of disability, in which he was entitled to participate at the time of termination, and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him.

Termination Due to Retirement

The company's retirement eligibility age is 70. For purposes of determining eligibility, the company employs a formula that sums the employee's years of service and age. For each of the named executive officers, successfully meeting this eligibility requirement and voluntarily retiring causes the vesting, on a pro-rata basis, of all otherwise unvested RSUs. For time-based RSUs, the pro-rated amount of RSUs will be determined by multiplying the full time-based award amount by a fraction equal to the portion of the vesting period that had transpired prior to the cessation of employment. For performance-based RSUs, the pro-rated amount will be determined as described above, but not until the LTCP cycle is completed and a determination has been made regarding actual performance against established goals. In addition, if the eligible retirement occurs during the second or third year of a cycle, the named executive officer is entitled to receive a pro-rata payout of the LTIP award associated with such cycle.

Termination by Death

In the event of the termination of a named executive officer's employment due to death, the company will pay to the named executive officer's executors, legal representatives or administrators an amount equal to the accrued but unpaid portion of the named executive officer's base salary, Benefits and Other Compensation up through the date on which he dies. The named executive officer's executors, legal representatives or

administrators will be entitled to receive the payment prescribed under any death or disability benefits plan in which the named executive officer is a participant as our employee, and to exercise any rights afforded under any compensation or benefit plan then in effect.

Termination for Cause

The company may terminate a named executive officer's employment at any time for "cause" upon the occurrence of any of the following: (i) any material breach by the named executive officer of any of his obligations under his employment agreement that is not cured within 30 days after he receives written notification from the company of the breach or (ii) other conduct by the named executive officer involving any type of willful misconduct with respect to the company, including, without limitation, fraud, embezzlement, theft or proven dishonesty in the course of his employment or conviction of a felony. In the event of a termination of the named executive officer's employment for cause, the named executive officer is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation.

Pursuant to the terms of the LTCP, the named executive officer forfeits any rights under the LTCP and the STIP if his employment terminates for cause.

Termination Without Cause

The company may terminate a named executive officer's employment at any time, for any reason, without cause upon 30 days prior written notice to the named executive officer. In the event of a termination without cause, the named executive officer is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided he executes a Termination Letter, the named executive officer is entitled to receive: (i) severance in an amount equal to his base salary, payable in equal installments, and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him for the period of one year (18 months in the case of Mr. Merritt) commencing upon the date of termination. Mr. Merritt's employment agreement provides that he is also entitled to receive additional severance equal to 50% of his target bonus for the year in which the termination occurs, payable in equal installments over a period of 18 months after the date of termination.

Termination for Absenteeism

The company may terminate a named executive officer's employment in the event that he is absent for more than 150 days within any 12-month period. In the event of termination due to absenteeism, the named executive officer is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided he executes a Termination Letter, he is entitled to receive, for a period of one year (18 months in the case of Mr. Merritt) following termination: (i) regular installments of his base salary at the rate in effect at the time of termination, reduced by the amount of payments received for this period pursuant to any Social Security entitlement or any long-term disability or any other employee benefit plan, policy or program maintained to provide benefits in the event of disability in which the named executive officer was entitled to participate at the time of termination and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him. Mr. Merritt's employment agreement provides that he is also entitled to receive an additional severance amount equal to 50% of his target bonus for the year in which termination occurs, payable in equal installments over a period of 18 months after the date of termination.

Termination by the Named Executive Officer

A named executive officer may terminate his employment with us at any time, for "good reason" or without "good reason," provided that the date of termination is at least 30 days after the date he gives written notice of the termination to the company. For this purpose, "good reason" means: (i) the company's failure to pay in a timely manner the named executive officer's base salary or any other material form of compensation or material benefit to be paid or provided to him under his employment agreement or (ii) any other material breach of our obligations under his employment agreement that is not cured within 30 days after the company receives written notification from the named executive officer of the breach. In the event that the named executive officer

terminates his employment, either for good reason or without good reason, he is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, if the termination is for good reason, and provided that the named executive officer executes a Termination Letter, he is entitled to receive: (a) severance in an amount equal to his base salary, payable in equal installments, and (b) medical and dental coverage on terms and conditions comparable to those most recently provided to him for the period of one year (18 months in the case of Mr. Merritt) commencing upon the date of termination.

Mr. Merritt's employment agreement provides that he is also entitled to receive additional severance equal to 50% of his target bonus for the year in which termination occurs, payable in equal installments over the period of 18 months after the date of termination. Pursuant to the terms of the LTCP and the STIP, Mr. Merritt forfeits any rights under these plans if he terminates his employment for any reason. If a named executive officer other than Mr. Merritt terminates his employment with us without good reason, the company generally may elect to pay severance of up to one year's salary and continuation of medical and dental benefits for a period of one year.

Termination Following a Change in Control

If the company terminates a named executive officer's employment (except for cause), or the named executive officer terminates his employment with us (whether or not for good reason) within one year following a change in control of the company, he is entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided that he executes a Termination Letter, the named executive officer is entitled to receive, on the date of termination, an amount equal to two years' worth of his base salary. Mr. Shay is also entitled to receive an amount equal to 100% of his target bonus for the year in which the change in control of the company occurs. For this purpose, "change in control of the company" means the acquisition (including by merger or consolidation, or by our issuance of securities) by one or more persons, in one transaction or a series of related transactions, of more than 50% of the voting power represented by our outstanding stock on the date of the named executive officer's employment agreement, or a sale of substantially all of our assets.

Pursuant to the terms of the LTCP, upon a change in control (as defined in the LTCP), the named executive officer is entitled to an early payout of his LTIP award in an amount that is the greater of either: (i) his target LTIP award or (ii) the LTIP award that would have been due to him at the end of the relevant LTCP cycle (but for the change in control), assuming the performance level achieved prior to the change in control continues to be the same through the remainder of the cycle. In addition, for each named executive officer, the occurrence of a change in control causes all otherwise unvested performance-based and time-based RSUs (whether granted as an LTCP, promotion or new hire award) and any other unvested equity awards to vest immediately in full. These actions will occur without regard to whether the named executive officer remains employed at the company and without regard to performance during the remainder of the LTCP cycles.

Post-Termination Obligations

Each of the named executive officers is bound by certain confidentiality obligations, which extend indefinitely, and by certain non-competition and non-solicitation covenants, which, with respect to Mr. Merritt, extend for a period of one year following termination of his employment for any reason and independent of any obligation the company may have to pay him severance and, with respect to each of Messrs. McQuilkin, Lemmo, Nolan and Shay, extend, as applicable: (i) for the period, if any, that he receives severance under his employment agreement, (ii) in the event his employment terminates for cause, a period of one year following termination or (iii) in the event that he terminates his employment without good reason, so long as we voluntarily pay severance to him (which we are under no obligation to do), for the period that he receives severance, but in no event for a period longer than one year. In addition, each of the named executive officers is bound by certain covenants protecting our right, title and interest in and to certain intellectual property that either has been or is being developed or created in whole or in part by the named executive officer.

Taxes

In the event any amount or benefit payable to the named executive officer under his employment agreement, or under any other plan, agreement or arrangement applicable to him, is subject to an excise tax imposed under Section 4999 of the Internal Revenue Code, the named executive officer is entitled to receive, in addition to any other amounts payable under the terms of his employment agreement or any other plan, agreement or arrangement, a cash payment in an amount sufficient to indemnify him (or any other person as may be liable for the payment of the excise tax) for the amount of any such excise tax, and leaving the named executive officer with an amount, net after all federal, state and local taxes, equal to the amount he would have had if no portion of his benefit under the plan constituted an excess parachute payment, as defined in Section 4999. Notwithstanding the foregoing, the determination of the amount necessary to indemnify the named executive officer will be made taking into account all other payments made to him under any plans, agreements or arrangements aside from his employment agreement that are intended to indemnify him with respect to excise taxes on excess parachute payments.

Potential Payments upon Termination or Change in Control

The following tables reflect the amount of compensation payable to each of the named executive officers pursuant to their employment agreements, as well as pursuant to the LTCP and the STIP, upon: termination for long-term disability, retirement, death, termination without cause, termination for absenteeism, termination by the named executive officer, change in control of the company without a termination, and termination upon a change in control of the company. The amounts shown assume that the termination was effective as of December 30, 2011, the last business day of 2011, and the price per share of the company's common stock was $43.57, the closing market price as of that date. The amounts reflected are estimates of the amounts that would be paid out to the named executive officers upon their termination. The actual amounts to be paid out can be determined only at the time the events described above actually occur.

William J. Merritt

Assuming the following events occurred on December 30, 2011, Mr. Merritt's payments and benefits have an estimated value of:

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payments under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)
Long-Term Disability	825,000(1)	1,121,179(4)	—	18,500(7)	27,671(8)
Retirement	—	1,121,179(4)	—	—	—
Death	—	1,121,179(4)	300,000(6)	—	—
Without Cause	1,045,000(2)	1,121,179(4)	—	—	27,671(8)
For Absenteeism	1,045,000(2)	1,121,179(4)	—	18,500(7)	27,671(8)
Voluntary Resignation for Good Reason	1,045,000(2)	—	—	—	27,671(8)
Change in Control (Termination by Us (Except for Cause) or by Mr. Merritt)	1,100,000(3)	1,974,268(5)	—	—	—
Change in Control (Without Termination)	—	1,974,268(5)	—	—	—

(1) This amount represents severance equal to Mr. Merritt's base salary of $550,000 for a period of 18 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments that Mr. Merritt receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other

employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Merritt was entitled to participate at the time of his termination.

(2) This amount represents severance equal to: (a) Mr. Merritt's base salary of $550,000 for a period of 18 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective, and (b) additional severance equal to 50% of Mr. Merritt's STIP bonus target for 2011, which is payable in equal installments over a period of 18 months after the date of his termination.

(3) This amount represents severance equal to two years of Mr. Merritt's base salary of $550,000. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(4) This amount represents the value, at December 30, 2011, of Mr. Merritt's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and LTIP award granted under Cycle 5 and time-based RSUs granted under Cycle 6 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Merritt would forfeit eligibility to receive any LTIP payout under Cycle 6 since a termination on December 30, 2011 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 5 and 6 and the LTIP award granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $479,008, representing the value of 10,993 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $148,502, representing the value of 3,408 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $133,251, representing the value of 3,058 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $300,000 for the LTIP award granted under Cycle 5; and (e) $60,419, representing the value of 1,386 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011 .

(5) This amount represents the value, at December 30, 2011, of Mr. Merritt's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and the LTIP award granted under Cycle 5 and time-based RSUs and the LTIP award granted under Cycle 6 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $479,008, representing the value of 10,993 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $148,502, representing the value of 3,408 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $199,876, representing the value of 4,587 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $450,000 for the LTIP award granted under Cycle 5; (e) $181,258, representing the value of 4,160 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; and (f) $515,625 for the LTIP award granted under Cycle 6.

(6) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(7) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Merritt under our executive long-term disability plan in the event of his termination due to disability on

December 30, 2011, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(8) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 18 months after termination on terms and conditions comparable to those most recently provided to Mr. Merritt as of December 30, 2011 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

Scott A. McQuilkin

Assuming the following events occurred on December 30, 2011, Mr. McQuilkin's payments and benefits have an estimated value of:

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payments under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)	Value of Other Restricted Stock Units Subject to Acceleration ($)
Long-Term Disability	—	572,016(3)	—	18,500(6)	—	43,909(8)
Retirement	—	572,016(3)	—	—	—	43,909(8)
Death	—	572,016(3)	300,000(5)	—	—	43,909(8)
Without Cause	322,900(1)	572,016(3)	—	—	18,447(7)	—
For Absenteeism	322,900(1)	572,016(3)	—	18,500(6)	18,447(7)	43,909(8)
Voluntary Resignation for Good Reason	322,900(1)	—	—	—	18,447(7)	—
Change in Control (Termination by Us (Except for Cause) or by Mr. McQuilkin)	645,800(2)	981,974(4)	—	—	—	73,197(9)
Change in Control (Without Termination)	—	981,974(4)	—	—	—	73,197(9)

(1) This amount represents severance equal to Mr. McQuilkin's base salary of $322,900 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. McQuilkin receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. McQuilkin was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. McQuilkin's base salary of $322,900. He is entitled to this amount at the date of such termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 30, 2011, of Mr. McQuilkin's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and the LTIP award granted under Cycle 5 and time-based RSUs granted under Cycle 6 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. McQuilkin would forfeit eligibility to receive any LTIP payout under Cycle 6 since a termination on December 30, 2011 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 5 and 6 and the LTIP award granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $245,498, representing the value of 5,634 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu

of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $76,095, representing the value of 1,746 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $68,294, representing the value of 1,567 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $153,750 for the LTIP award granted under Cycle 5; and (e) $28,380, representing the value of 651 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011.

(4) This amount represents the value, at December 30, 2011, of Mr. McQuilkin's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and the LTIP award granted under Cycle 5 and time-based RSUs and the LTIP award granted under Cycle 6 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $245,498, representing the value of 5,634 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $76,095, representing the value of 1,746 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $102,441, representing the value of 2,351 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $230,625 for the LTIP award granted under Cycle 5; (e) $85,140, representing the value of 1,954 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; and (f) $242,175 for the LTIP award granted under Cycle 6.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. McQuilkin under our executive long-term disability plan in the event of his termination due to disability on December 30, 2011, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. McQuilkin as of December 30, 2011 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(8) This amount represents the value of unvested grants of RSUs (plus cash in lieu of fractional share) to receive an aggregate of 1,007 shares of common stock (including accrued dividend equivalents), based on a value of $43.57 per share, the per share closing price of our common stock on December 30, 2011.

(9) This amount represents the value of unvested grants of RSUs (plus cash in lieu of fractional share) to receive an aggregate of 1,679 shares of common stock (including accrued dividend equivalents), based on a value of $43.57 per share, the per share closing price of our common stock on December 30, 2011.

Mark A. Lemmo

Assuming the following events occurred on December 30, 2011, Mr. Lemmo's payments and benefits have an estimated value of:

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payment under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)
Long-Term Disability	322,900(1)	529,106(3)	—	18,500(6)	18,447(7)
Retirement	—	529,106(3)	—	—	—
Death	—	529,106(3)	300,000(5)	—	—
Without Cause	322,900(1)	529,106(3)	—	—	18,447(7)
For Absenteeism	322,900(1)	529,106(3)	—	18,500(6)	18,447(7)
Voluntary Resignation for Good Reason	322,900(1)	—	—	—	18,447(7)
Change in Control (Termination by Us (Except for Cause) or by Mr. Lemmo)	645,800(2)	900,988(4)	—	—	—
Change in Control (Without Termination)	—	900,988(4)	—	—	—

(1) This amount represents severance equal to Mr. Lemmo's base salary of $322,900 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. Lemmo receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Lemmo was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. Lemmo's base salary of $322,900. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 30, 2011, of Mr. Lemmo's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and the LTIP award granted under Cycle 5 and time-based RSUs granted under Cycle 6 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Lemmo would forfeit eligibility to receive any LTIP payout under Cycle 6 since a termination on December 30, 2011 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 5 and 6 and the LTIP award granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $227,407, representing the value of 5,219 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $70,475, representing the value of 1,617 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $63,259, representing the value of 1,451 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $142,425 for the LTIP award granted under Cycle 5; and (e) $25,540, representing the value of 586 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011.

(4) This amount represents the value, at December 30, 2011, of Mr. Lemmo's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and the LTIP award granted under Cycle 5 and time-based RSUs and the LTIP award granted under Cycle 6 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $227,407, representing the value of 5,219 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $70,475, representing the value of 1,617 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $94,888, representing the value of 2,177 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $213,638 for the LTIP award granted under Cycle 5; (e) $76,622, representing the value of 1,758 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; and (f) $217,958 for the LTIP award granted under Cycle 6.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Lemmo under our executive long-term disability plan in the event of his termination due to disability on December 30, 2011, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Lemmo as of December 30, 2011 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

James J. Nolan

Assuming the following events occurred on December 30, 2011, Mr. Nolan's payments and benefits have an estimated value of:

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payment under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)	Value of Other Restricted Stock Units Subject to Acceleration ($)
Long-Term Disability	—	447,085(3)	—	18,500(6)	—	—
Retirement	—	447,085(3)	—	—	—	—
Death	—	447,085(3)	300,000(5)	—	—	—
Without Cause	281,700(1)	447,085(3)	—	—	21,072(7)	—
For Absenteeism	281,700(1)	447,085(3)	—	18,500(6)	21,072(7)	—
Voluntary Resignation for Good Reason	281,700(1)	—	—	—	21,072(7)	—
Change in Control (Termination by Us (Except for Cause) or by Mr. Nolan)	563,400(2)	768,544(4)	—	—	—	43,909(8)
Change in Control (Without Termination)	—	768,544(4)	—	—	—	43,909(8)

(1) This amount represents severance equal to Mr. Nolan's base salary of $281,700 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. Nolan receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Nolan was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. Nolan's base salary of $281,700. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 30, 2011, of Mr. Nolan's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and the LTIP award granted under Cycle 5 and time-based RSUs granted under Cycle 6 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Nolan would forfeit eligibility to receive any LTIP payout under Cycle 6 since a termination on December 30, 2011 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 5 and 6 and the LTIP award granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $191,840, representing the value of 4,403 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $59,453, representing the value of 1,364 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $53,365, representing the value of 1,224 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $120,150 for the LTIP award granted under Cycle 5; and (e) $22,276, representing the value of 511 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011.

(4) This amount represents the value, at December 30, 2011, of Mr. Nolan's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and the LTIP award granted under Cycle 5 and time-based RSUs and the LTIP award granted under Cycle 6 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $191,840, representing the value of 4,403 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $59,453, representing the value of 1,364 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $80,047, representing the value of 1,837 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $180,225 for the LTIP award granted under Cycle 5; (e) $66,830, representing the value of 1,533 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; and (f) $190,148 for the LTIP award granted under Cycle 6.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Nolan under our executive long-term disability plan in the event of his termination due to disability on

December 30, 2011, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Nolan as of December 30, 2011 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(8) This amount represents the value of unvested grants of RSUs (plus cash in lieu of fractional share) to receive an aggregate of 1,007 shares of common stock (including accrued dividend equivalents), based on a value of $43.57 per share, the per share closing price of our common stock on December 30, 2011.

Lawrence F. Shay

Assuming the following events occurred on December 30, 2011, Mr. Shay's payments and benefits have an estimated value of:

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payment under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)	Value of Other Restricted Stock Units Subject to Acceleration ($)
Long-Term Disability	—	612,399(3)	—	18,500(6)	—	—
Retirement	—	612,399(3)	—	—	—	—
Death	—	612,399(3)	300,000(5)	—	—	—
Without Cause	351,900(1)	612,399(3)	—	—	17,206(7)	—
For Absenteeism	351,900(1)	612,399(3)	—	18,500(6)	17,206(7)	—
Voluntary Resignation for Good Reason	351,900(1)	—	—	—	17,206(7)	—
Change in Control (Termination by Us (Except for Cause) or by Mr. Shay)	897,345(2)	1,056,921(4)	—	—	—	43,909(8)
Change in Control (Without Termination)	—	1,056,921(4)	—	—	—	43,909(8)

(1) This amount represents severance equal to one year of Mr. Shay's base salary of $351,900, which he is entitled to receive upon his termination provided that he executes a Termination Letter.

(2) This amount represents severance equal to: (a) two years of Mr. Shay's base salary of $351,900 and (b) additional severance equal to 100% of Mr. Shay's STIP bonus target for 2011, which he is entitled to receive on the date of his termination, provided that he executes a Termination Letter and his termination occurs within one year following a change in control.

(3) This amount represents the value, at December 30, 2011, of Mr. Shay's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and the LTIP award granted under Cycle 5 and time-based RSUs granted under Cycle 6 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Shay would forfeit eligibility to receive any LTIP payout under Cycle 6 since a termination on December 30, 2011 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 5 and 6 and the LTIP award granted under Cycle 5, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $262,578, representing the value of 6,026 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional

share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $81,408, representing the value of 1,868 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $73,036, representing the value of 1,676 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $164,450 for the LTIP award granted under Cycle 5; and (e) $30,927, representing the value of 709 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011 .

(4) This amount represents the value, at December 30, 2011, of Mr. Shay's time- and performance-based RSUs granted under RSU Cycle 4, time-based RSUs and the LTIP award granted under Cycle 5 and time-based RSUs and the LTIP award granted under Cycle 6 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the performance-based RSU award pursuant to RSU Cycle 4, for which actual goal achievement was determined to be 83%, resulting in a payout level of 31% of target. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $262,578, representing the value of 6,026 time-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (b) $81,408, representing the value of 1,868 performance-based RSUs granted under RSU Cycle 4 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (c) $109,554, representing the value of 2,514 time-based RSUs granted under Cycle 5 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; (d) $246,675 for the LTIP award granted under Cycle 5; (e) $92,781, representing the value of 2,129 time-based RSUs granted under Cycle 6 (plus cash in lieu of fractional share) based on a value of $43.57, the per share closing price of our common stock on December 30, 2011; and (f) $263,925 for the LTIP award granted under Cycle 6.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Shay under our executive long-term disability plan in the event of his termination due to disability on December 30, 2011, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Shay as of December 30, 2011 pursuant to his employment agreement, employing the assumptions used for financial reporting purposes under generally accepted accounting principles.

(8) This amount represents the value of unvested grants of RSUs (plus cash in lieu of fractional share) to receive an aggregate of 1,007 shares of common stock (including accrued dividend equivalents), based on a value of $43.57 per share, the per share closing price of our common stock on December 30, 2011.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the company's equity compensation plan information relating to the common stock authorized for issuance under the company's equity compensation plans as of December 31, 2011:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by InterDigital shareholders	1,170,807	$12.18	3,078,809
Equity compensation plans not approved by InterDigital shareholders(3)	122,848	$18.80	—
Total(4)	1,293,655	$14.37	3,078,809

(1) Column (a) includes 483,447 shares of common stock underlying outstanding time-based RSUs, 460,569 shares of common stock underlying outstanding performance-based RSUs, assuming a maximum payout of 300% of the target number of performance-based RSUs at the end of the applicable performance period, and 7,290 shares of common stock underlying RSUs that have been credited to participant accounts as dividend equivalents on unvested RSU awards. Because there is no exercise price associated with RSUs, these stock awards are not included in the weighted-average exercise price calculation presented in column (b). Dividend equivalents are paid in shares of common stock at the time, and only to the extent, that the related RSU awards vest.

(2) On June 4, 2009, the company's shareholders adopted and approved our 2009 Stock Incentive Plan (the "2009 Plan"), which provides for grants of stock options, stock appreciation rights, restricted stock, RSUs and incentive bonuses. As of that date, no further grants were permitted under any previously existing stock plans of the company (the "Pre-existing Plans"), and all remaining equity instruments available for grant under the Pre-existing Plans became available for grant under the 2009 Plan. Amounts reported relate to the 2009 Plan.

(3) Relates to a Pre-existing Plan, the company's 2002 Stock Award and Incentive Plan (the "2002 Plan"). As of June 4, 2009, no further grants were permitted under the 2002 Plan. A description of the 2002 Plan is incorporated by reference to Note 11 to the consolidated financial statements set forth in the company's annual report on Form 10-K for the year ended December 31, 2008.

(4) The performance-based RSU awards and related dividend equivalents reflected in column (a) are reported assuming a maximum payout of 300% of target, but on January 1, 2012 the performance-based RSU awards vested and paid out at 31% of target (as discussed in "Compensation Discussion and Analysis" and footnote 4 to the table under the heading "Outstanding Equity Awards at 2011 Fiscal Year End"). As a result, on January 1, 2012, the total number of securities to be issued upon the exercise of outstanding options, warrants and rights decreased by approximately 416,000 (reflecting the cancellation of the unearned performance-based RSU awards), and the number of securities remaining available for future issuance under equity compensation plans (column (c)) increased by the same amount. Because by December 31, 2011 the compensation committee had made the determination that the performance-based RSU awards would vest and pay out at 31% of target, the shares available for grant as of December 31, 2011 as disclosed in Note 9 to the consolidated financial statements included in the company's annual report on Form 10-K for the year ended December 31, 2011 took into account that determination and reflected the anticipated cancellation of the unearned awards. As a result, the Note 9 disclosure in the 2011 10-K presents a higher number of shares available for grant as of December 31, 2011 than that disclosed in column (c).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

How many shares of the company's common stock do the directors, director nominees, executive officers and certain significant shareholders own?

The following table sets forth information regarding the beneficial ownership of the 45,062,178 shares of our common stock outstanding as of March 31, 2012, except as otherwise indicated below, by each person who is known to us, based upon filings with the SEC, to beneficially own more than 5% of our common stock, as well as by each director, each director nominee, each named executive officer and all directors and executive officers as a group. Except as otherwise indicated below and subject to the interests of spouses of the named beneficial owners, each named beneficial owner has sole voting and sole investment power with respect to the stock listed. Except for shares held in brokerage accounts that may, from time to time, together with other securities held in those accounts, serve as collateral for margin loans made from those accounts, none of the shares reported are currently pledged as security for any outstanding loan or indebtedness. If a shareholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of March 31, 2012, pursuant to SEC rules, we treat the common stock underlying those securities as beneficially owned by that shareholder, and as outstanding shares when we calculate that shareholder's percentage ownership of our common stock. However, pursuant to SEC rules, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other shareholder.

	Common Stock	
Name	Shares	Percent of Class
Directors and Director Nominees:		
Gilbert F. Amelio	7,070	*
Jeffrey K. Belk	8,386	*
Steven T. Clontz(1)	81,464	*
Edward B. Kamins	20,024	*
John A. Kritzmacher	6,215	*
William J. Merritt(2)	104,136	*
Jean F. Rankin	4,964	*
Robert S. Roath	17,992	*
Named Executive Officers:		
Mark A. Lemmo(3)	39,772	*
Scott A. McQuilkin(4)	23,361	*
James J. Nolan(5)	27,606	*
Lawrence F. Shay(6)	33,557	*
All directors and executive officers as a group(7) (18 persons)	430,528	1.0%
Greater than 5% Shareholders:		
BlackRock, Inc.(8) 40 East 52nd Street New York, New York 10022	2,705,130	6.0%
Paulson & Co. Inc.(9) 1251 Avenue of the Americas New York, New York 10020	2,949,600	6.5%

* Represents less than 1% of our outstanding common stock

(1) Includes 20,000 shares of common stock that Mr. Clontz has the right to acquire through the exercise of stock options within 60 days of March 31, 2012.

(2) Includes 2,960 whole shares of common stock beneficially owned by Mr. Merritt through participation in the 401(k) Plan.

(3) Includes 3,648 whole shares of common stock beneficially owned by Mr. Lemmo through participation in the 401(k) Plan.

(4) Includes 1,231 whole shares of common stock beneficially owned by Mr. McQuilkin through participation in the 401(k) Plan.

(5) Includes 2,250 shares of common stock that Mr. Nolan has the right to acquire through the exercise of stock options within 60 days of March 31, 2012 and 2,944 whole shares of common stock beneficially owned by Mr. Nolan through participation in the 401(k) Plan.

(6) Includes 2,992 whole shares of common stock beneficially owned by Mr. Shay through participation in the 401(k) Plan.

(7) Includes 22,250 shares of common stock that all directors and executive officers as a group have the right to acquire through the exercise of stock options within 60 days of March 31, 2012 and 16,818 whole shares of common stock beneficially owned by all directors and executive officers as a group through participation in the 401(k) Plan.

(8) As of December 31, 2011, based on information contained in the Schedule 13G/A filed on February 13, 2012 by BlackRock, Inc.

(9) As of December 31, 2011, based on information contained in the Schedule 13G filed on February 14, 2012 by Paulson & Co. Inc. ("Paulson"). In the Schedule 13G, Paulson expressly disclaims beneficial ownership of the reported securities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The company has a written statement of policy with respect to related person transactions that is administered by the audit committee. Under the policy, a "Related Person Transaction" means any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) between the company (including any of its subsidiaries) and a related person, in which the related person had, has or will have a direct or indirect material interest. A "Related Person" includes any of our executive officers, directors or director nominees, any shareholder owning in excess of 5% of our common stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed as an executive officer or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. Related Person Transactions do not include certain transactions involving only director or executive officer compensation, transactions where the Related Person receives proportional benefits as a shareholder along with all other shareholders, transactions involving competitive bids or transactions involving certain bank-related services.

Pursuant to the policy, a Related Person Transaction may be consummated or may continue only if:

- The audit committee approves or ratifies the transaction in accordance with the terms of the policy; or
- The chairman of the audit committee, pursuant to authority delegated to the chairman by the audit committee, pre-approves or ratifies the transaction and the amount involved in the transaction is less than $100,000, provided that, for the Related Person Transaction to continue, it must be approved by the audit committee at its next regularly scheduled meeting.

It is the company's policy to enter into or ratify Related Person Transactions only when the audit committee determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the company, including but not limited to situations where the company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or where the company provides products or services to Related Persons on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

In determining whether to approve or ratify a Related Person Transaction, the committee takes into account, among other factors it deems appropriate, whether the Related Person Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Person's interest in the transaction.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

During 2011, did all directors and officers timely file all reports required by Section 16(a)?

Based upon a review of filings with the SEC furnished to us and written representations that no other reports were required, we believe that during and with respect to 2011 all of our directors and officers timely filed all reports required by Section 16(a) of the Exchange Act, except that one Form 4 was filed late on March 31, 2011 on behalf of Dr. Amelio to report the cash settlement of a fractional share on March 22, 2011 in connection with the vesting on the same date of an RSU award granted to Dr. Amelio on March 22, 2010.

Shareholder Proposals

How may shareholders make proposals or director nominations for the 2013 annual meeting?

Shareholders interested in submitting a proposal for inclusion in our proxy statement for the 2013 annual meeting may do so by submitting the proposal in writing to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409. To be eligible for inclusion in our proxy statement for the 2013 annual meeting, shareholder proposals must be received no later than December 24, 2012, and they must comply with all applicable SEC requirements. The submission of a shareholder proposal does not guarantee that it will be included in our proxy statement.

Our bylaws also establish an advance notice procedure with regard to nominations of persons for election to the board and shareholder proposals that are not submitted for inclusion in the proxy statement but that a shareholder instead wishes to present directly at an annual meeting. Shareholder proposals and nominations may not be brought before the 2013 annual meeting unless, among other things, the shareholder's submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in our bylaws, and we receive the shareholder's submission no earlier than March 9, 2013, and no later than April 8, 2013. However, if the date of our 2013 annual meeting is more than 30 days before or more than 60 days after the anniversary of our 2012 annual meeting, the submission and the required information must be received by us no earlier than the 90th day prior to the 2013 annual meeting and no later than the later of the 60th day prior to the annual meeting or the 15th day following the day on which we first publicly announce the date of the 2013 annual meeting. Proposals or nominations that do not comply with the advance notice requirements in our bylaws will not be entertained at the 2013 annual meeting. A copy of the bylaws may be obtained on our website at *http://ir.interdigital.com* under the heading "Corporate Governance," or by writing to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409.

Proxy Solicitation Costs and Potential Savings

Who pays for the proxy solicitation costs?

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of the Notice, this proxy statement, the proxy card and any additional materials furnished to shareholders. Copies of proxy solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation materials to such beneficial owners. Our directors, officers or regular employees may supplement solicitation of proxies by mail through the use of one or more of the following methods: telephone, email, telegram, facsimile or personal solicitation. No additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. For 2012, we have engaged MacKenzie Partners, Inc. for this purpose at an anticipated cost of approximately $5,000.

What is "householding" of proxy materials, and can it save the company money?

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single annual report and proxy statement to those shareholders. This process, which is commonly referred to as

"householding," potentially provides extra convenience for shareholders and cost savings for companies. Although we do not household for registered shareholders, a number of brokerage firms have instituted householding for shares held in street name, delivering a single set of proxy materials to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate Notice or annual report and proxy statement, please notify us by calling (610) 878-7866 or by sending a written request to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409, and we will promptly deliver a separate copy of our Notice or annual report and proxy statement, as applicable. If you hold your shares in street name and are receiving multiple copies of the Notice or annual report and proxy statement and wish to receive only one, please notify your broker.

Annual Report on Form 10-K

How can I receive the annual report?

We will provide to any shareholder without charge a copy of our 2011 annual report on Form 10-K upon written request to our Secretary at InterDigital, Inc., 781 Third Avenue, King of Prussia, Pennsylvania 19406-1409. Our annual report booklet and this proxy statement are also available online at *http://ir.interdigital.com/annuals.cfm.*

Other Business

Will there be any other business conducted at the annual meeting?

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to in this proxy statement. If any other matter is properly brought before the annual meeting for action by shareholders, proxies will be voted in accordance with the recommendation of the board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

Board of Directors

Steven T. Clontz
Chairman of the Board, InterDigital, Inc.
Senior Executive Vice President for North America and Europe,
Singapore Technologies Telemedia

Dr. Gilbert F. Amelio
Former Senior Partner, Sienna Ventures

Jeffrey K. Belk
Managing Director, ICT168 Capital, LLC

Edward B. Kamins
Principal, UpFront Advisors, LLC

John A. Kritzmacher
Former Executive Vice President and
Chief Financial Officer, Global Crossing Limited

William J. Merritt
President and Chief Executive Officer,
InterDigital, Inc.

Jean F. Rankin
Executive Vice President, General Counsel and Secretary,
LSI Corporation

Robert S. Roath
Senior Vice President and Chief Financial Officer (Retired),
RJR Nabisco, Inc.

Executive Management

William J. Merritt
President and Chief Executive Officer

Scott A. McQuilkin
Chief Financial Officer

Richard J. Brezski
Vice President, Controller and Treasurer
and Chief Accounting Officer

Gary D. Isaacs
Chief Administrative Officer

Mark A. Lemmo
Executive Vice President, Corporate Development

James J. Nolan
Executive Vice President, Research and Development

Janet Meenehan Point
Executive Vice President, Investor Relations

Allen A. Proithis
Vice President, Business Development and Strategic Solutions

Lawrence F. Shay
President, Patent Holding Subsidiaries, Executive Vice President,
Intellectual Property, and Chief Intellectual Property Counsel

Naresh H. Soni
Chief Technology Officer

Steven W. Sprecher
General Counsel and Secretary

Corporate Information as of April 20, 2012.

Annual Meeting of Shareholders

Thursday, June 7, 2012
11:00 a.m. Eastern Time
Crowne Plaza Hotel Valley Forge
260 Mall Boulevard
King of Prussia, Pennsylvania 19406

Common Stock Information

The primary market for InterDigital's common stock is the NASDAQ Global Select Market®. InterDigital trades under the ticker symbol "IDCC".

Registrar and Transfer Agent

Shareholders with questions concerning stock certificates, shareholder records, account information, dividends, or stock transfers should contact InterDigital's transfer agent:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
+1 800 937 5449
http://www.amstock.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

Investor Relations

Janet Meenehan Point
Executive Vice President, Investor Relations
+1 610 878 7866
e-mail: Janet.Point@InterDigital.com

Corporate Headquarters and Development Facility

781 Third Avenue
King of Prussia, Pennsylvania 19406
+1 610 878 7800

Development Facilities

Two Huntington Quadrangle, 4th Floor
Melville, New York 11747

9710 Scranton Road, Suite #250
San Diego, California 92121

InterDigital Canada Ltée
1000 Sherbrooke Street West, 10th Floor
Montreal, Quebec, Canada
H3A 3G4

www.interdigital.com